Updated Resource Statement and Independent National Instrument 43-101 Technical Report, Imbo Project, Ituri Province, Democratic Republic of the Congo.

Prepared for Loncor Resources Inc.

Reference No.: MRS2021041

Effective Date of Report: April 27, 2021

Qualified Persons:

Daniel Bansah

M.Sc. (Mineral Exploration),

MAusIMM (CP), FWAIMM, MGhIG,

Chairman and Managing Director

Christian Bawah

MBA (Finance), MMCC, B.Sc. Hons (Geol.),

MAusIMM (CP), FWAIMM, MGhIG,

Director, Geology and Exploration

Contributing Engineer/Author:

Peter Kersi

MBA (Project Management), B.Sc. Hons (Geol.),

MAusIMM, FWAIMM, MGhIG,

Snr. Manager, Resource Development

CAUTIONARY NOTES

This report contains forward-looking statements which address activities, events or developments which are believed, expected or anticipated will or may occur in the future (including, without limitation, statements regarding mineral resource estimates, potential mineral resource increases, securing financing, estimated drill program costs, drill targets, exploration results, future drilling and other future exploration, potential gold discoveries and future development (including undertaking a Preliminary Economic Assessment).

These forward-looking statements reflect current expectations based on information currently available and are subject to a number of risks and uncertainties that may cause the actual results to differ materially from those discussed in the forward-looking statements.  Even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences or effects.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that future exploration (including drilling) or development results will not be consistent with expectations, the possibility that drilling programs will be delayed, uncertainties relating to the availability and costs of financing needed in the future, activities of Loncor Resources Inc. ("Loncor" or the "Company") may be adversely impacted by the continued spread of the widespread outbreak of respiratory illness caused by a novel strain of the coronavirus ("COVID-19"), including the ability of the Company to secure additional financing, risks related to the exploration stage of the Company's properties, failure to establish estimated mineral resources (the mineral resource figures referred to in the report are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the Democratic Republic of the Congo, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, and the uncertainties involved in interpreting drilling results and other geological data.  Forward-looking statements speak only as of the date on which they are provided and, except as may be required by applicable securities laws, any intent or obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, is hereby disclaimed.  Although it is believed that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

The mineral resource figures referred to in this report are estimates and no assurances can be given that the indicated levels of gold will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  While it is believed that the mineral resource estimates included in this report are well established, by their nature mineral resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.

Mineral resources are not mineral reserves and do not have demonstrated economic viability.  There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.  Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances).  Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Certain terms are used in this report, such as "Indicated" and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F annual report, File No. 001- 35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Contents

1 SUMMARY	1
2 INTRODUCTION	21
2.1. Terms of Reference and Purpose	21
2.2. Sources of Information	22
2.3. Scope of the Opinion	22
2.4. Qualified persons Declaration and Statement of Independence	23
2.5. Personal Inspection	23
2.6. List of Abbreviations	24
2.7. Units	28
3 RELIANCE ON OTHER EXPERTS	30
4 PROPERTY DESCRIPTION AND LOCATION	31
4.1. Location	31
4.2. Property Ownership	35
4.3. Land Tenure	35
4.4. Imbo Exploitation Permit	35
4.5. Permits	37
4.6. Environmental Liabilities and Permitting	37
4.7. Surface Usage/Land Lease	38
4.8. Surface Usage/Land Lease	38
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	39
5.1. Accessibility	39
5.2. Climate	40
5.3. Local Resources	40
5.4. Infrastructure	41
5.5. Physiography	42
6 HISTORY	44
6.1. Prior Ownership	44
6.2. Exploration History	44
6.3. Development and Production History	46
6.4. Historical Resource Estimates	49
7 GEOLOGICAL SETTING AND MINERALIZATION	52
7.1. Regional Geology	52
7.2. Local Geology	54
7.3. Property Geology	56
7.4. Mineralization	64

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

7.5. Structures	76
8. DEPOSIT TYPES	93
9 EXPLORATION	94
9.1. Summary of Pre 2014 Exploration	94
9.2. Post 2014 to 2020 Exploration	97
Soil Sampling	98
Geological Mapping	106
Trenching	108
9.3. 2020-2021 Exploration	130
10 DRILLING	134
10.1. Pre 2014 Drilling	134
10.2. 2014 to 2017 Drilling	140
10.3. 2020 to 2021 Drilling	145
11 SAMPLE PREPARATION, ANALYSES AND SECURITY	174
11.1. Sample Preparation and Analysis	174
11.2. Quality Assurance and Quality Control	177
11.3. Security	205
11.4. Recommendations	221
12 DATA VERIFICATION	222
12.1. Site Visit	222
12.2. Drill Hole, Trench and Adit Data	224
12.3. Independent Audit and Witness Sampling	224
12.4. Discussion	224
12.5. Recommendations	225
13 MINERAL PROCESSING AND METALLURGICAL TESTING	226
13.1. Adumbi	226
13.2. Kitenge and Manzako	227
13.3. Recommendations	227
14 MINERAL RESOURCE ESTIMATES	228
14.1. Summary	228
14.2. Approach	229
14.3. Resource Database	230
14.4. Bulk Density	233
14.5. Wireframe and 3D Modelling	234
14.6. Assay Capping	239
14.7. Assay Interval Compositing	244

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

14.8. Mineralization Continuity and Variography	246
14.9. Block Models	248
14.10. Interpolation Search Parameters and Grade Interpolation	248
14.11. Historical and Artisanal Mining Depletion	249
14.12. Resource Classification	249
14.13. Cut-off Grade Parameters	250
14.14. Model Validation	257
14.15. Mineral Resource Reporting	261
14.16. Discussion	263
14.17. Recommendations for Further Work	264
15 MINERAL RESERVE ESTIMATES	266
16 MINING METHODS	267
17 RECOVERY METHODS	268
18 PROJECT INFRASTRUCTURE	269
19 MARKET STUDIES AND CONTRACTS	270
20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	271
21 CAPITAL AND OPERATING COSTS	272
22 ECONOMIC ANALYSIS	273
23 ADJACENT PROPERTIES	274
23.1. Ngayu Belt Exploration (2010 to 2016)	275
23.2. Ngayu Exploration (2016 to 2020)	277
24 OTHER RELEVANT DATA AND INFORMATION	280
24.1. DRC Political and Economic Climate	280
24.2. DRC Community and Social Aspects	282
24.3. Status of the DRC Minerals Industry	282
24.4. DRC Minerals Industry Policies	283
24.5. DRC Political Risk	285
25 INTERPRETATION AND CONCLUSIONS	287
26 RECOMMENDATIONS	291
27 REFERENCES	293
28 DATE AND SIGNATURE PAGE	295
29 CERTIFICATES OF QUALIFIED PERSONS	296
29.1. Daniel Bansah	296
29.2. Christian Bawah	298
30 APPENDICES	301

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

LIST OF TABLES

Table 1-1 Inferred Mineral Resource Estimate of Adumbi, Kitenge, Manzoka Deposits (Effective date: December 31, 2013)	6
Table 1-2 Summary of RD measurements in mineralized (≥0.5 g/t Au) and unmineralized (<0.5 g/t Au) rock	8
Table 1-3 Adumbi 2017 Drilling Results	9
Table 1-4 Inferred Mineral Resource of Adumbi deposit (Effective date: April 17, 2020)	10
Table 1-5 Inferred Mineral Resource of the Imbo Project (Effective date: April 17, 2020)	10
Table 1-6: Significant Core Hole Results from 2020-21 Drilling Program	11
Table 1-7: Inferred Mineral Resource of the Adumbi Deposit (Effective Date of April 27, 2021)	16
Table 1-8: Inferred Mineral Resources for the Imbo Project (effective date of April 27, 2021)	17
Table 1-9: Adumbi Mineral Resource, Panel Evaluation at 100 metre Intervals	18
Table 1-10 Proposed Budget for the follow-up Work on Imbo Project	20
Table 4-1 Coordinates of the Imbo Exploitation Permit (PE9691)	35
Table 6-1 Summary of Imbo Project Historical Alluvial Gold Production 1927 to 1951	47
Table 6-2 Summary of Kitenge-Maiepunji Mines Historical Gold Production 1938 to 1955	48
Table 6-3 Summary of Adumbi Mine Historical Gold Production 1952 to 1959	48
Table 6-4 Adumbi Historical Mineral Resources - 1998	49
Table 6-5 Adumbi Historical Mineral Resources - (February 2013)	50
Table 6-6 Inferred Mineral Resource Estimate of Adumbi, Kitenge, Manzoka Deposits (Effective date: December 31, 2013)	50
Table 6-7: Inferred Mineral Resource of the Adumbi Deposit (Effective Date of April 17, 2020)	50
Table 6-8: Inferred Mineral Resources for the Imbo Project (effective date of April 17, 2020)	51
Table 7-1: Significant mineralised intercepts from completed drillholes	67
Table 7-2: Relationship Between Sulphides ± Silicification and Gold Grades in LADD001	68
Table 7-3: Relationship between Sulphides ± Silicification and Gold Grades in LADD003	70
Table 7-4: Relationship between Sulphides ± Silicification and Gold Grades in LADD004	72
Table 7-5: Relationship between Sulphides ± Silicification and Gold Grades in LADD006	74
Table 7-6: Range of classification of sulphides, silicification and gold grades	76
Table 9-1: Summary of Soil Sampling by Kilo on the Imbo Project	94
Table 9-2: Summary of significant trench intercepts at Adumbi, Kitenge and Manzoka	96
Table 9-3: Significant Underground sample results at Adumbi	97
Table 9-4: Summary of Sample types and analytical methods, Phases 1 and 2	102
Table 9-5: Association of elements in the Phase 1 and 2 BLEG survey areas	104
Table 9-6: Summary of mapping and pitting programmes in the Adumbi and Adumbi West areas	106
Table 9-7: Adumbi Deposit Survey control points	110
Table 9-8: LiDAR classification values	125
Table 9-9: Summary of all RD measurements on Adumbi core	127

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Table 9-10: Summary of all RD measurements in mineralised and unmineralized rock.	127
Table 9-11: Average RDs for the different lithologies at Adumbi	129
Table 9-12: Average RD measurements for mineralised Zones 1, 2, 3 and 4 (RP Zone not separated)	130
Table 9-13: Summary of previous and reviewed mineralised average measurements	130
Table 9-14: Summary of Imbo East Exploration statistics (2020 - 2021)	130
Table 10-1: 2010 to 2013 Drill Program summary of Imbo Project	134
Table 10-2: Significant drill intercepts from the Adumbi deposit	135
Table 10-3: Significant drill intercepts from the Kitenge deposit	137
Table 10-4: Significant drill intercepts from the Manzako deposit	138
Table 10-5: Summary of significant drill intercepts from the Adumbi deep hole drilling	145
Table 10-6: Planned Adumbi Diamond Drill holes with Sequence of drilling	146
Table 10-7: Drill Collars of the six completed boreholes	151
Table 10-8: Summary the lithological units intercepted within the mineralized package of LADD006, and composition of the alteration mineral assemblage	159
Table 10-9: Summary of Geotechnical log of the Drillhole LADD001 along depth	167
Table 10-10: Hardness of lithological units	167
Table 10-11: RMR report for LADD001	168
Table 10-12: Mambo Bado planned drillholes	172
Table 10-13: Significant mineralised intercepts from drill hole LBDD002	173
Table 11-1: Summary for RPA 2014 QA/QC review of the database	177
Table 11-2: Summary of drill core samples, standards and blanks submitted for assay from the Adumbi, Kitenge and Manzoka deposits	178
Table 11-3: Standards submitted with Kilo drill core samples	178
Table 11-4: Left; Annotated assay result`s sheet showing the samples selected for re-assay based on rejected standards. Right; results sheet with re-assay results, showing all results can be accepted	181
Table 11-5: Summary of the samples in the 2014 - 2017 exploration period	190
Table 11-6: Summaries of drilling undertaken in 2016 - 2017	191
Table 11-7: Summary of performance of QA/QC materials inserted in 2014 - 2017	191
Table 11-8: Source, type, grade of various standards used in 2014 - 2017	191
Table 11-9: Distribution of standards across the Imbo Project	192
Table 11-10: Summary of overall performance of the standards used	192
Table 11-11 Summary of overall performance of standards by deposit or prospect	193
Table 11-12: Basic statistics of blanks submitted as part of 2014 - 2017 QA/QC program	195
Table 11-13: Summary of standards used in QA/QC program for Adumbi deposit	196
Table 11-14: Summarized performance of the standards used in QA/QC program for Adumbi deposit	196
Table 11-15: Results of batch testing of blanks	201
Table 11-16: Results of failed blanks	202
Table 11-17: Summary of the samples in the 2020-2021 exploration period	206

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Table 11-18: Summary of samples sent to the Sample Preparation Laboratory for processing	206
Table 11-19: Summary of drilling undertaken in 2020 - 2021	206
Table 11-20: Summary of performance of QAQC materials inserted in 2020-2021	207
Table 11-21: Source, type, grade of various standard used in 2020 - 2021	207
Table 11-22: Distribution of standards across the Imbo Project	208
Table 11-23: Summary of overall performance of Standards used	208
Tables 11-24: Basic statistics of blanks submitted as part of 2020 - 2021 QAQC program	211
Table 11-25: Summary of standards used in QAQC program for Adumbi deposit	211
Table 11-26: Summarized performance of standards used in QAQC program for Adumbi deposit	212
Table 11-27: Results for batch testing of Blanks	216
Table 11-28: Results of failed blanks	218
Table 13-1: WAI Metallurgical Test Work Results - Gold Recoveries	226
Table 13-2: WAI Metallurgical Testwork Results - Bond Mill Work Indices	227
Table 14-1: Adumbi Deposit Inferred Mineral Resource by Material Type (effective date: April 27, 2021)	228
Table 14-2: Inferred Mineral Resource Estimate of Adumbi, Kitenge and Manzoka Deposits Effective date: April 27, 2021	229
Table 14-3: Significant intercepts from 6 drill holes drilled in 2020-2021	231
Table 14-4 Basic Statistics of all Adumbi samples and selected samples within wireframe model	233
Table 14-5 Distribution of mineral intercept over various lithologies at Adumbi	233
Table 14-6 RD used for Minecon resource estimation	234
Table 14-7 Descriptive Statistics of selected and 2m composite saples within mineralised Zone	243
Table 14-8: Descriptive Statistics of selected samples within mineralised zone from wireframes	246
Table 14-9: Variogram model parameters	247
Table 14-10: Adumbi block model origin and block size	248
Table 14-11: Adumbi model limits	248
Table 14-12: Search Ellipsoid Parameters for Adumbi	248
Table 14-13: Adumbi block model prototype	249
Table 14-14: Adumbi Mineral resource sensitivity by cut-off grade; Effective date April 27, 2021	255
Table 14.15: Adumbi Deposit Variation of Grade and Contained Gold with Depth	256
Table 14-16 Statistical comparison of block model and selected samples within wireframe	259
Table 14-17 Adumbi model extent comparison	260
Table 14-18: Mineral Resource Estimate of Adumbi Deposit Effective Date: April 27, 2021	262
Table 14-19 Mineral Resource Estimate of Adumbi, Kitenge and Manzoka deposits Effective date; April 17, 2021	262
Table 25-1 Inferred Mineral Resource Estimate of Adumbi deposit; Effective date April 27, 2021	287
Table 25-2 Mineral Resource Estimate of Adumbi, Kitenge and Manzoka deposits; Effective date; April 27, 2021	288
Table 25-3: Adumbi Mineral Resource, Panel Evaluation at 100 metre Intervals	289
Table 26-1: Proposed Budget for follow-up Work on Imbo Project	292

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

LIST OF FIGURES

Figure 4-1: Locality Map of the Imbo Permit in Africa	32
Figure 4-2: Location of Imbo Permit within the DRC	33
Figure 4-3 Locality Map of the Imbo Exploitation Permit	34
Figure 4-4 Imbo Exploitation Permit: Simplified Geology, Deposits and Prospects	37
Figure 5-1 Accessibility Map of the Imbo Project	40
Figure 7-1 Ngayu Belt: Regional Geological Map	54
Figure 7-2 Simplified Geology of the Imbo Project	56
Figure 7-3 Adumbi Deposit: Geological Map	59
Figure 7-4 Adumbi Deposit: Geological cross section	60
Figure 7-5 Kitenge Deposit: Surface Geological Map	61
Figure 7-6 Manzako Deposit: Geological Map	63
Figure 7-7 Kitenge Deposit: Cross Section through drill holes SKDD0002 and SKD0025	65
Figure 7-8 Manzako Deposit: Geological Cross Section through drill holes SMDD0017 and SMDD0038	66
Figure 7-9: Relationship between Sulphides ± Silicification and Gold Grades in drillhole LADD001	69
Figure 7-10 Relationship between Sulphides ± Silicification and Gold Grades in drillhole LADD003	71
Figure 7-11 Relationship between Sulphides ± Silicification and Gold Grades in drillhole LADD004	73
Figure 7-12: Relationship between Sulphides ± Silicification and Gold Grades in drillhole LADD006	75
Figure 7-13: Imbo Project: Geology, stereonet plot, for A=bedding, B=foliation, C=quartz veins, drill hole traces and location of targets/prospects	78
Figure 7-14: Adumbi Deposit: Geology from underground mapping, bedding planes and an insert of stereonet plot for bedding	80
Figure 7-15: Adumbi Deposit: Geology from underground mapping, foliation and an insert of stereonet plot for foliation	81
Figure 7-16: Adumbi Deposit: Geology from underground mapping, quartz veins and an insert of stereonet plot for quartz veins	82
Figure 7-17: Adumbi Deposit: Geology from underground mapping, insert of stereonet plot for bedding for selected Domains (blocks 1-4)	84
Figure 7-18: Geology, foliation (Strike and Dip dir.) and insert of stereonet plot for foliations at 1 = Senegal, 2 = Kitenge, 3 = Senegal - Kitenge area	85
Figure 7-19: Manzako Deposit: Geology foliation and quartz veins (Strike and Dip dir.) and insert of stereonet plot for 1 = foliations 2 = quartz veins,	87
Figure 7-20: Stereoplot of bedding planes from LADD001, LADD003, LADD004, LADD006, LADD007 & LADD008	88

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Figure 7-21: Stereoplot of foliation planes from LADD001, LADD003, LADD004, LADD006, LADD007 & LADD008	89
Figure 7-22: Stereoplot of quartz veins from LADD001, LADD003, LADD004, LADD006, LADD007 & LADD008	90
Figure 7-23: Stereoplot of intersection lineation of bedding and foliation from LADD001, LADD003, LADD004, LADD006, LADD007& LADD008	91
Figure 7-24: Stereoplot of intersection of bedding and quartz veins from LADD001, LADD003, LADD004, LADD006, LADD007& LADD008	92
Figure 9-1 Imbo Project: Location of BLEG catchment areas and sampling sites	99
Figure 9-2 Imbo Project: BLEG catchments, sampling points and drainage channel on the 5 m colour elevation image (insert shows detail and 2m contours)	100
Figure 9-3 Phase 1 and 2 BLEG results for Au showing catchments recommended for follow-up	106
Figure 9-4 Geological Map of the Adumbi and Adumbi West areas showing artisanal activities	108
Figure 9-5 Adumbi West Prospect: Trench mapping and sampling	109
Figure 9-6 Adumbi Deposit: Comparison of drill hole collar locations using the old and new survey data	112
Figure 9-7 Adumbi deposit Adit Location Map	114
Figure 9-8 Pole-dipole voxels for Adumbi and Adumbi West: (A) chargeability, (B) Resistivity. Mineralized zone2 (green) and 3 (purple), and the carbonaceous marker (black) are also shown	117
Figure 9-9: Pole-dipole results and interpretation for Adumbi, Mabele, Mokonzi and Adumbi West: areas, overlain on the magnetics (RTP): (A) chargeability, (B) Resistivity	118
Figure 9-10: Gradient array IP layout	119
Figure 9-11: IP coverage on the Imbo Project (drill hole collars in blue)	120
Figure 9-12A and 9-12B: Gradient array IP maps for the Adumbi-Kitenge area; (A) Chargeability, (B) Resistivity	121
Figure 9-13A and 9-13B: Gradient array anomalies superimposed on the pole-dipole sections at the 500m R; (A) Chargeability, (B) Resistivity	123
Figure 9-14: Locality map: The surveyed project areas are, approximately 48,749 hectares	124
Figure 9-15: Comparison of relative densities from labs in Johannesburg and Vancouver for drill hole SADD0019	126
Figure 9-16: Comparison of RPA oxidation levels with the current study	128
Figure 9-17 Imbo Project simplified geology	132
Figure 9-18 Soil geochem trends with colonial/artisanal workings and channel samples	133
Figure 10-1 Location of drill targets on the Imbo property (Adumbi south, Adumbi west, and Kitenge Extension)	140
Figure 10-2 Plan of the interpreted mineralised Zones	144
Figure 10-3 Longitudinal Section of Adumbi showing the down plunge potential and proposed drill holes	146
Figure 10-4 Stater Log for LADD001	152
Figure 10-5 Adumbi surface Geology showing trace of LADD001, LADD006 and LADD008	162

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Figure 10-6 Cross section through drillhole LADD001	163
Figure 10-7 Cross section through drillhole LADD006	164
Figure 10-8 Cross section through drillhole LADD008	165
Figure 10-9 Mambo Bado plan map showing location of planned drillholes, channel and bedrock workings	173
Figure 11-1 Standards control chart showing the assay values, mean and control limits for CRM OxN49	179
Figure 11-2 Standard control performance chart for Oxi96 for Imbo Project	193
Figure 11-3 Standard control performance chart for SK62 for Imbo Project	194
Figure 11-4 Standard control performance chart for HiSiLP1 for Imbo Project	194
Figure 11-5 Standard control performance chart for OxP91 for Imbo Project	195
Figure 11-6 Standard control performance chart for OxG98; Adumbi	197
Figure 11-7 Standard control performance chart for Oxi96; Adumbi	197
Figure 11-8 Standard control performance chart for HiSiLK2; Adumbi	198
Figure 11-9 Standard control performance chart for SK62; Adumbi	198
Figure 11-10 Standard control performance chart for HiSiLP1; Adumbi	199
Figure 11-11 Standard control performance chart for OxP91; Adumbi	199
Figure 11-12 Standard control performance chart for SQ48; Adumbi	200
Figure 11-13 Performance chart of all blanks inserted in the 2014 - 2017 program	203
Figure 11-14: Standard control performance chart for HiSilK2 for Imbo Project	209
Figure 11-15: Standard control performance chart for SK62 for Imbo Project	209
Figure 11-16: Standard control performance chart for HiSiLP1 for Imbo Project	210
Figure 11-17: Standard control performance chart for SQ48 for Imbo Project	210
Figure 11-18: Standard control performance chart for HiSilK2, Adumbi	212
Figure 11-19: Standard control performance chart for SK62, Adumbi	213
Figure 11-20: Standard control performance chart for HiSiLP1, Adumbi	213
Figure 11-21: Standard control performance chart for SQ48, Adumbi.	214
Figure 11-22. Performance chart of all blanks inserted in the 2020 - 2021 program	216
Figure 11-23. Original versus Duplicate assay plots for duplicates inserted in the 2020-2021	220
Figure 14-1: Section through BH SADD0004, 0016, 0019, 0017 and 0050 showing ore outline interpretation	236
Figure 14-2 Flitch at RL560 showing ore outline interpretation	237
Figure 14-3 3-D view of Adumbi mineralization wireframe	238
Figure 14-4 Sections through Adumbi model showing relative location of Redox surfaces used by RPA Vrs Surfaces used by Minecon	239
Figure 14-5 Plot of Adumbi selected samples grade vrs sample lenght	240
Figure 14-6 Histogram of selected Au distribution	241
Figure 14-7 Frequency Percent vrs Log grade plot of selected samples	242
Figure 14-8 Probability plot of all the selected gold samples	242
Figure 14-9 Selected sample length versus count	245

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Figure 14-10 Histogram of the resulting 2m composite lengths at MODE=1	245
Figure 14-11 Adumbi variograms and models in different directions	247
Figure 14-12 Adumbi model section showing 2020 Inferred Resource and US$1,500 2021 pit shell	252
Figure 14-13: Adumbi model section showing drill holes coloured on grade US$1,500 pit shell	253
Figure 14-14 Adumbi Resource model showing various material types	254
Figure 14-15 3D Grade model showing Minecon's 2020 and 2021 US$1,500 pit shells	255
Figure 14-16 Graph showing variation of grade and contained gold with depth	256
Figure 14-17 Adumbi Mined Deposit; model flitch at RL560 visual controls	258
Figure 14-18 Adumbi model section through BH SADD0001, 0043, 0039, 0051 and LADD008	258
Figure 14-19 Adumbi model section through BH SADD0005, 0025, 0049, 0053 and LADD004	259
Figure 14-20 Adumbi model; cross validation graph	260
Figure 14-21 Adumbi model; validation check on the orientation of the search ellipsoid	261
Figure 14-22 Adumbi Longitudinal Section looking Northeast with Drill Hole Grade and True Width Product Contours	265
Figure 23-1 Main Gold Projects and Properties within the Ngayu greenstone belt	274

LIST OF PLATES

Plate 9-1 Survey of drill hole collars, Adumbi deposit	111
Plate 9-2 Adit Surveying, Adumbi deposit	113
Plate 10-1: Sandvik DE 710 rig drilling LADD001	147
Plate 10-2: Rig#2: Atlas Copco CS 14 drilling LADD004	147
Plate 10-3: Bedding in BIF unit of LADD001 from 153.20 - 153.45 m	148
Plate 10-4: Foliation in QCS unit of LADD003 from 100.80 to 101.02 m	149
Plate 10-5: Quartz Veining in QCS unit of LADD001from 340.67m to 340.87 m	149
Plate 10-6: Use of a Kenometer to measure alpha (α) and beta (β) angles of an oriented core	149
Plate 10-7: Core tray showing BOHL, meter marks and drillers meter blocks	150
Plate 10-8: Senior Geologists logging core from LADD001	151
Plate 10-9: Improvised fixed environment for core photography	166
Plate 10-10: Marked line in red along which core cutting is done	169
Plate 10-11: Adumbi Mining staff Cutting core from LADD001	170
Plate 10-12: Senior Geologist sampling core from LADD001	171

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LIST OF APPENDICES

30.1 Appendix 11-1: SGS Internal QA/QC Report STE KGL-Somituri SPRL - 2017
30.2 Appendix 11-1: SGS Internal QA/QC Report STE KGL-Somituri SPRL - 2020
30.3 Appendix 11-1: Quality Control Report - Adumbi Mining - 2021
30.4 Appendix 14-1: Drill Assay Results for Boreholes LADD001, LADD003, LADD004, LADD006, LADD007 and LADD008
30.5 Appendix 14-2 Drill Assay Results for Boreholes LADD009 and LADD0013.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

1 SUMMARY

Minecon Resources and Services Limited ("Minecon") was commissioned by Loncor Resources Inc. ("Loncor") in Q1 2021 to undertake a mineral resource update of the Adumbi deposit and prepare an updated independent Technical Report on the Imbo Project, located in the northeastern part of the Democratic Republic of the Congo ("DRC"). The purpose of this report is to support the public disclosure of the updated Mineral Resources of the Adumbi deposit on the Imbo Project, announced by Loncor in a press release dated April 27, 2021. This report is intended to comply with the requirements of National Instrument 43-101 ("NI 43-101"), including Form 43-101F1.

This Technical Report is an update to the previous NI 43-101 Independent Technical Report prepared by Minecon. It describes the results of the recent drilling program undertaken by Loncor and summarizes the results of the most recent mineral resource update of the Adumbi deposit. No economic assessment was performed by Minecon during the preparation of this report. Furthermore, no updated modelling or resource estimates have been undertaken on the two other deposits on the Imbo Project that have mineral resources delineated, Kitenge and Manzako. The effective date of this review is April 27, 2021.

Property Description and Location

The Imbo Project is located within the Mambasa District of the Ituri Province, in the northeastern region of the DRC, 260 km west of Bunia, the capital of Ituri Province, and 225 km northwest of the City of Beni. The Adumbi Base Camp within the Imbo exploitation permit area is located at latitude 1º 43' 58.76" N and longitude 27º 52' 4.01" E or 596,522 m E and 191,570 m N (WGS 84 UTM Zone 35N). The Imbo Project covers Exploitation Permit Number 9691, has a total area of 122 km2 and encompasses the known gold mineral deposits of Adumbi, Kitenge and Manzako and several prospects including Canal, Bagbaie, Adumbi West, Amuango, Monde Arabe, Vatican and Imbo East.

The Imbo Project is located approximately 220 kilometres by air southwest from the large operating gold mine of Kibali, operated by Barrick Gold which in 2020 produced 808,134 ounces of gold.

Mineral Rights and Land Ownership

Loncor is a publicly listed Canadian gold exploration company and holds 84.68% interest in the Imbo Project through its subsidiary Adumbi Mining S.A., with the minority shareholders holding 15.32% (including 10% free carried interest held by the government of the DRC). The Imbo exploitation permit is valid until February 2039.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon has relied on a letter on land tenure, licences, and permits dated June 8, 2020 from MBM Conseil, one of the leading firms practising mining law in the DRC. The Imbo Project comprises a Permis d'Exploitation (PE 9691) or Exploitation Licence held by Adumbi Mining S.A., granted for the period February 23, 2009 to February 22, 2039 (and renewable for an additional 15 years) for gold and diamonds and covering a total of 12,234 ha.

Under an agreement signed in April  2010 with the minority partners of Adumbi Mining S.A. a subsidiary of Loncor (which holds Loncor's interest in Adumbi Mining S.A.) agreed to finance all activities of Adumbi Mining S.A., until the filing of a bankable feasibility study, by way of loans which bear interest at a rate of 5% per annum. Within thirty days of the receipt of a bankable feasibility study, the minority partners may collectively elect to exchange their equity participation for either a 2% net smelter royalty or a 1% net smelter royalty plus an amount equal to €2 per ounce of Proven Mineral Reserves.

The DRC 2018 Mining Code imposes a royalty tax on the sale of minerals payable to the State, at a rate of 3.5% for precious metals. There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimates for the Imbo Project set out in this report.

Accessibility, Climate, Local Resources, Physiography and Infrastructure

Located approximately 225 kilometres by air southeast of the property, Beni is the nearest major population centre to the Imbo Project and has a population of approximately 230,000. The Company maintains an administrative office in Beni. The town is a United Nations MONUC base and has a lateritic airstrip with scheduled internal flights to other towns such as Goma, Bunia, Isiro, Kisangani and Kinshasa. The Isiro airstrip is approximately 200 kilometres by lateritic road to the Imbo Project. From Beni, the Imbo Project is accessible via 322 kilometres of lateritic road to Nia-Nia, then, to Village 47 (47 km north of Nia-Nia) and then via 7 kilometres of lateritic roads to the Adumbi Base Camp. On the property, access is via trails using Mine Mule utility and four-wheel drive vehicles in addition to motorcycles. Away from areas of habitation, access is on foot through the dense forest growth. At Nia-Nia, 52 kilometres southwest of the Imbo Project, there is a 1,200 m long grass-covered, laterite base airstrip which can accommodate propeller driven, charter aircraft including medium sized cargo planes.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

The nearest international airport is located at Entebbe in western Uganda and linked by 440 kilometres of paved road to the Kasindi Uganda-DRC border followed by 80 kilometres of unpaved lateritic roads to Beni. Entebbe has international scheduled flights to South Africa, Europe and Asia and is also linked to other African countries as well as the in-country towns of Kinshasa and Lubumbashi via Nairobi (Kenya).

The climate in the Imbo area is typically tropical and is characterised by a long, wet season and short dry season of up to 3 months from mid-December to mid-March. The average annual rainfall is approximately 2,000 mm to 2,500 mm with the highest rainfall generally occurring in October. Even in the driest months, rainfall totals more than 50mm. Temperatures are also uniformly high throughout the year and there is little diurnal variability, varying between 19°C and 23°C, with daily lows and highs of 16°C and 33°C respectively. Humidity is high throughout the year (75%-99%)

The Imbo Project is located in the Ituri tropical rainforest within the upper reaches of Congo River basin. The project area topographically consists of an undulating terrain that varies from approximately 600 to 800 metres above sea level. Most of the surface area is covered with dense evergreen forests with a closed canopy; however, the hills tend to have relatively steep slopes and the valley floors within the areas of the linear hills are relatively narrow.

The Imbo Project is drained by numerous creeks and streams which flow into the Upper Ituri river and its main tributaries: the Epulu, Nepoko, Nduye, Lenda, Ebiena, and Ngayu rivers which form part of the upper reaches of the Congo river basin.

Natural water sources are abundant and there is potential for hydroelectric power generation although this has not yet been investigated. The closest hydroelectric power station is situated near Kisangani together with hydro-electric stations supplying power to Barrick/AngloGold Ashanti's Kibali gold mine. The towns of Isiro and Beni are potential sources of skilled manpower and there is sufficient local unskilled manpower in the surroundings of Adumbi.

Given its exploration stage of development, there is very limited infrastructure currently available on the Imbo Project. Presently, infrastructure is composed of an exploration camp (the "Adumbi Base Camp") with associated helicopter landing pad, administration building, accommodation buildings and facilities, field office, core logging and storage facilities, diesel generators and solar power generation and a sample preparation laboratory.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Exploration History

The mining rights for the mineral concessions in the Imbo Project area were initially held by Société Internationale Forestière et Minière du Congo (FORMINIERE or FRM) from the 1920's to late 1950's. The colonial state was co-owner of a 50% stake in FRM, with the remainder held by United States interests. Société Minière de la Tele (SMT), a subsidiary of FRM, oversaw development and exploitation. Following political independence in 1960, ownership has changed hands multiple times. A Zairian company, Zafrimines, held the property licences from April 17, 1987. In 1997, Rhodes Mining NL of Australia entered a joint venture agreement with Busico of Uganda (20%) and the DRC (20%) and held the property licences from May 17, 1997 until August 2, 1998.

Kilo Goldmines Ltd. ("Kilo"), via its agreement with Somituri SPRL, acquired the Imbo Project and from 2010 to 2017 undertook significant exploration on the Imbo Project including drilling. During the period 2018-19, negligible exploration groundwork was undertaken by Kilo due to financial constraints. In September 2019, Loncor initially acquired a 71.25% interest in the Imbo Project which was subsequently increased to 84.68%.

Exploration (2010 to 2013)

The main objectives of Kilo's exploration activities during the period 2010 to 2013 on the Imbo Project were to:

  Enhance understanding of the extent and style of mineralization and undertake core drilling to outline mineral resources on the property.
  Optimize deposit models and exploration strategies to be applied in delineating other potential deposits within the Imbo permit.

Initial exploration on Imbo in 2010 focussed on the Adumbi deposit. The exploration techniques employed included soil sampling, geological mapping and sampling of existing adits, trenching, and core diamond drilling. Localities of historical and active artisanal mining operations provided guidance for the initial exploration activities.

During the period 2010 to 2013, a total of 9,246 soil samples were collected over an area of 63 km² covering Kitenge, Manzako, Canal, Vatican, Monde Arabe and Adumbi. Sample spacing over the Manzako deposit was 20m x 80m and elsewhere, 320m x 20m with some infills at 160m x 20m. All soil samples were collected at a vertical depth of one metre.

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Geological mapping in 2010 was focused on areas of historical gold exploitation and active artisanal mining activities. Approximately 8.4 km² covering the Adumbi, Kitenge, Manzako, Adumbi North and the Vatican prospects was mapped. Lithological contacts and shear zones within the metasediments at Adumbi as well as exposure of weathered banded ironstone formation ("BIF") and chert units on the top of Adumbi Hill were mapped. Although outcrop was limited at Kitenge, multiple quartz veins within the Kitenge shear zone were mapped. Mapping at Manzako identified a northwest-southeast trending shear zone (over 2 kilometres strike length) hosting several adits and narrow open pits trending parallel to the strike direction of the shear zone.

During the period 2010 to 2012, 44 trenches totalling 4,753 metres were excavated over the Adumbi, Kitenge and Manzako targets. Accessible adits and underground workings were also geologically mapped and sampled at Adumbi, however, those at Kitenge and Manzako were not accessible. In all, a total of 907 metres were sampled and generated 843 channel samples. No other historical underground mine workings on the Imbo Project were geologically mapped or sampled by Kilo during the period.

Kilo contracted New Resolution Geophysics (NRG) from South Africa to complete a high resolution, helicopter mounted, XPlorer magnetic and radiometric survey for the Imbo Permit. The survey was flown in April 2012 over 1,416 km at a line spacing of 100 m. The airborne magnetic survey delineated several linear anomalies characterized by demagnetization. In addition, BIF was delineated over a strike length of two kilometres from the demarcated northwestern limit of the Adumbi-Canal gold deposit. The total field and radiometric data were utilized in the compilation of the structural and lithological interpretation for the Imbo Permit.

By November 2013, Kilo had completed 167 diamond drill holes totalling 35,400 metres on the Imbo Project. Core recovery was generally very good in the mineralized sections and in the unweathered rock, while recovery in the saprolite dropped to approximately 50%.

Kilo outsourced sample preparation and analysis to independent assayers ALS Geochemistry (ALS). Drill core sample preparation was conducted at ALS Mwanza (Tanzania) from 2010 to August 2011, and then at an on-site purpose-built container facility supplied and managed by ALS Minerals. Analyses were undertaken by ALS Johannesburg (South Africa) and ALS Vancouver (Canada).

In February 2014, Independent consultants Roscoe Postle Associates Inc ("RPA") completed an independent NI 43-101 technical report on the Imbo Project and estimated 1.675 million ounces (20.78 million tonnes grading 2.5 g/t Au) of Inferred Mineral Resources on the three separate deposits of Adumbi, Kitenge and Manzako (Table 1-1)

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Table 1-1: Inferred Mineral Resource Estimate of Adumbi, Kitenge and Manzoka Deposits

(Effective date: December 31, 2013)

Deposit	Tonnes	Gold Grade	Contained Gold
	(million)	(g/t Au)	(x10[3] oz)
Adumbi	19.11	2.20	1,362
Kitenge	0.91	6.60	191
Manzako	0.77	5.00	122
Total	20.78	2.50	1,675

Notes:

1. CIM definitions were followed for Mineral Resources.

2. Mineral Resources were estimated at a cut-off grade of 0.90 g/t Au for Adumbi, constrained by a Whittle pit shell with a processing and G&A cost of US$30/t. A cut-off grade of 2.70 g/t Au was used for Kitenge and Manzako based on potential underground mining scenarios.

3. Mineral Resources were estimated using a long-term gold price of US$1,200 per ounce.

4. A minimum mining width of two metres horizontal was used.

5. A maximum of four metres internal waste was used.

6. Adumbi bulk densities of 1.8 for oxide, 2.2 for transition and 3.0 for sulphide materials were used.

7. Kitenge and Manzako bulk densities of 1.7 for oxide, 2.2 for transition and 2.7 for sulphide materials were used.

8. High gold assays were capped to 18 g/t Au for Adumbi, 50 g/t Au for Kitenge and 50 g/t Au for Manzako, prior to compositing at two metre intervals

RPA made several recommendations on Adumbi which included the following:

  Undertake additional drilling on Adumbi where the gold mineralization remained open at depth and on other priority targets
  Historical data collation and reviews including georeferencing of all historical data.
  LIDAR Survey and dGPS survey of trenches, drill holes and underground excavations or mine workings (where possible), including historical and artisanal depletion.
  Design and implement robust digital database capture, validation, storage and back-up protocols including an improved logging data capture systems and GIS data.
  Update Standard Operating Procedures (SOPs) for soil sampling trenching and underground channel sampling and mapping, drill pad selection and preparation, drilling, logging and core sampling, bulk density testwork, sample prep and all the associated QA/QC including data input, backup and data security protocols.
  Instigate all historical QA/QC issues including quarter core duplicate sampling program and to resolve the unacceptable certified reference material (CRM) failure rates and introduce routine and regular QA/QC review, reporting and documentation.
  Geological and Structural Review including re-logging of all drill holes by geology, alteration, mineralization, structure, geotechnics, etc. separately and ensure all core is oriented and logged appropriately ensuring a simplified logging system. Mapping and sampling of all available underground exposures/openings to establish controls on mineralization.
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  Further metallurgical testwork should be undertaken at Adumbi and preliminary metallurgical testwork should be undertaken for Kitenge and Manzako.
  Develop deposit model(s) for Imbo and generate lithological/geological and structural models for Adumbi, Kitenge and Manzako as well as other targets generated within the permit area.
  Follow-up exploration on BLEG anomalies and employ new models for target generation.

Post 2013-2017 Exploration

The execution of most of the RPA recommendations was subsequently undertaken during the period 2014 to 2017. These tasks together with other field work that was undertaken during the period are summarised below:

  A BLEG (Bulk Leach Extractable Gold) survey was carried out over the Imbo Project between March and June 2015. The main objective of the programme was to assess the parts of the Imbo Project not covered by grid mapping and soil geochemistry, in particular the area to the east of the Imbo River where no groundwork has been carried out.
  Geological Mapping and Channel Sampling of workings in the Adumbi, Adumbi West and Adumbi Hill areas was undertaken during the period. Mapping was carried out on 50 metre line spacing, and in addition to lithological and structural data, various physical features such as old and active workings, tracks, streams and settlements were captured. The objective of mapping was to develop a comprehensive geological map of the Adumbi area and to correlate the surface information (trenches, pits, outcrops etc.) with underground workings and that known from the drilling. Three BIF zones which were inferred based on rare outcrop and float, occur within a sequence of quartz carbonate, carbonaceous and chlorite schists. A total of 1,046 measurements (bedding, foliation, and quartz veins) covering Adumbi West, Adumbi, Canal, Senegal, Kitenge and Manzako Prospects were compiled from the mapping program.
  Relative Density (RD) measurements on Adumbi drill core were previously determined by ALS Chemex in Johannesburg and by a laboratory in Vancouver, however, major discrepancies existed between the two data sets. As a result, systematic measurements on all Adumbi drill core was undertaken on site using a more rigid procedure. The Relative Density (RD) program was completed with a total of 5,360 determinations. The average relative densities for all oxide, transition and fresh zone samples, and the measurements for mineralized (≥0.5 g/t Au) and unmineralized (<0.5 g/t Au) rock were determined. The average oxide, transition, and fresh rock Relative Densities for mineralized and unmineralized materials is summarised in Table 1-2.
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Table 1-2: Summary of RD measurements in mineralized (≥0.5 g/t Au)

and unmineralized (<0.5 g/t Au) rock

Type	Mineralized		Unmineralized
	No. Samples*	RD	No. Samples*	RD
Oxide	297	2.45	882	2.26
Transition	178	2.82	601	2.54
Fresh	796	3.05	1953	2.83

  Following the RPA recommendations, re-logging of all the core identified major differences between the depths of Base of Complete Oxidation (BOCO) and Top of Fresh Rock (TOFR) compared with the depths used by RPA in the December 2013 model. In the RPA model, the BOCO was negligible and the TOFR corresponded approximately to the re-logged BOCO.  The deeper levels of oxidation that were observed during the re-logging exercise should have positive implications for the Adumbi project with respect to ore type classification and associated metallurgical recoveries and mining and processing cost estimates.
  The re-logging exercise defined the presence of five distinct geological domains in the central part of the Adumbi deposit where the BIF sequence attains a thickness of up to 130 metres.  In addition, three main zones of gold mineralization were defined.
  Quality assurance and quality control (QA/QC) was undertaken from the beginning of the exploration program in 2010 to date to minimise errors. A standard operating procedure (SOP) was similar to Loncor's approach to QA/QC which is in accordance with industry best practice. The results from the 2017 QA/QC program showed that the performance of the independent laboratory met industry standards.
  The post 2013 drilling program was undertaken to follow up on gold-in-soil and geophysical, "demagnetised" zones at the Adumbi South, Adumbi West and Kitenge Extension targets. The program was carried out by Orezone Drilling SARL and comprised 63 core drill holes totalling 8,900 metres. Results were disappointing and no significant mineralization was intersected on these three targets.
  At Adumbi, additional drilling to test the down dip/plunge extent of the mineralization was undertaken in early 2017 towards the end of the drilling campaign. Four deeper core holes totalling 1,776 metres were drilled below the previously outlined RPA inferred resource at Adumbi over a strike length of 450 metres and to a maximum depth of 450 metres below surface. All four holes intersected significant gold mineralization in terms of widths and grade and confirmed the down dip/plunge of the mineralization which remained open at depth (see Table 1-3)
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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Table 1-3 Adumbi 2017 Drilling Results

Borehole No.	From (m)	To (m)	Intersection Width (m)	Grade (g/t Au)
SADD0050	434.73	447.42	12.69	5.51
SADD0051	393.43	402.72	9.29	4.09
SADDO052	389.72 419.15	401.87 428.75	12.15 9.60	3.24 5.04
SADD0053	346,36 391.72	355.63 415.17	9.27 23.45	3.71 6.08

In summary, most of the recommendations made by RPA were followed up during the period 2014 to 2017. Drilling commenced in November 2016 at the Adumbi West, Adumbi South and Kitenge extension targets. Unfortunately the drilling results from the Adumbi West, Adumbi South and Kitenge Extension targets where most of the drilling was undertaken in 2016-17 were disappointing with no significant intersections and only at the end of the drilling campaign, was drilling undertaken at Adumbi where the deposit remained open at depth. Results in mid-2017 from the deeper drilling at Adumbi were encouraging and warranted further drilling. However, lack of funding resulted in no further drilling being undertaken at Adumbi or elsewhere on the Imbo Project up until Q4 2020 when Loncor commenced its drilling program. Thus, the significant additional exploration and drilling conducted on the Imbo Project from 2014 to 2017 was never quantified until 2020 when Loncor took over the project and commissioned independent consultants Minecon to assess and quantify this additional exploration data.

The assessment of the 2017 drilling resulted in Minecon outlining some 2.19 million ounces (28.97 million tonnes at 2.35 g/t gold) of Inferred Mineral Resources constrained within a US$1,500 pit shell at Adumbi, Table 1-4 below). To allow Minecon to compare its estimates to the RPA 2014 model, a block cut-off of 0.9g/t Au was applied to the model.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Table 1-4: Inferred Mineral Resource of the Adumbi Deposit (Effective Date of April 17, 2020)

Material Type	Tonnage (tonnes)	Grade (g/t Au)	Contained Gold (ounces)
Oxide	3,820,000	2.44	300,000
Transitional	3,320,000	2.69	290,000
Fresh	21,820,000	2.28	1,600,000
TOTAL	28,970,000	2.35	2,190,000

Note: Numbers may not add up due to rounding.

In summary, for the Imbo Project, the Inferred mineral resources for the Adumbi, Manzako and Kitenge deposits as at April 17, 2020 totaled 2,503,000 ounces of gold (30,650,000 tonnes grading 2.54 g/t Au) and is summarised in Table 1-5. For the purposes of the study, no modelling work was carried out on the Kitenge and Manzako deposits by Minecon. Reference was therefore made to the RPA 2014 technical report on the estimates reported for Kitenge and Manzako.

Table 1-5: Inferred Mineral Resources for the Imbo Project (effective date of April 17, 2020)
Deposit	Tonnage (Tonnes)	Grade (g/t Au)	Contained Gold (Ounces)
Adumbi	28,970,000	2.35	2,190,000
Kitenge	910,000	6.60	191,000
Manzako	770,000	5.00	122,000
TOTAL	30,650,000	2.54	2,503,000
Note: Numbers may not add up due to rounding.

Exploration (2020 to 2021)

The gold mineralization at the Adumbi deposit is still open at depth. Loncor, in September 2020, signed a Management Service Agreement (MSA) with Minecon, to manage the infill and extension drilling program on the Adumbi deposit. The objective of the drilling program was to add to and upgrade the potential mineral resources within the US$1,500 pit as well as outline potential underground resources below the open pit shell.

Twelve deep holes totalling 7,000 metres were planned to upgrade the potential resources within the US$1,500 pit shell and to test the depth extension of the Adumbi mineralization. The initial six core holes totaling 2,557.25 metres were drilled with the initial focus in areas within the pit shell where insufficient drilling had been undertaken to outline mineral resources as well as depth extensions to the mineralization. Later drilling has and is being undertaken at depth below the open pit shell to outline potential underground mineral resources.

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All six holes intersected significant gold mineralization in terms of widths and grade and confirmed the down dip/plunge of the mineralization which remained open at depth (see Table 1-6).

Table 1-6: Significant Core Hole Results from 2020-21 Drilling Program

Borehole	From (m)	To (m)	Intercept Width (m)	Grade (g/t) Au
LADD001	202.58	223.35	20.77	1.72
LADD001	231.27	237.17	5.9	1.89
LADD001	251.27	258.6	7.33	5.8
LADD001	295.25	298.7	3.45	2.1
LADD001	301.62	321.95	20.33	2.47
LADD001	Incl.317.11	321.95	4.84	5.4
LADD003	224.55	235	10.45	3.88
LADD003	253.5	286.8	33.3	3.25
LADD003	Incl. 253.50	259.2	5.7	7
LADD003	Incl. 277.73	286.8	9.07	5.11
LADD004	429	457	28	3.26
LADD004	Incl. 432.00	436.9	4.90	6.96
LADD004	Incl. 450.62	454.15	3.53	8.3
LADD004	473.8	478.4	4.60	2.07
LADD004	505.85	526.15	20.3	2.83
LADD004	Incl. 506.85	513.4	6.55	4.64
LADD004	Incl. 523.85	526.15	2.30	7.25
LADD006	299.37	302.25	2.88	2.64
LADD006	308	309	1	21.2
LADD006	322.1	337.3	15.2	1.67
LADD006	353.35	357.85	4.5	3.25
LADD007	99.95	107.8	7.85	1.45
LADD007	540.62	596.05	55.43	2.76
LADD007	Incl. 583.60	596.05	12.45	8.11
LADD007	607.9	611.27	3.37	4.61
LADD008	235.05	278.15	43.1	1.68
LADD008	291.8	298.9	7.1	1.34
LADD008	305.15	305.93	0.78	21.8
LADD008	323.8	338.78	14.98	3.62
LADD008	Incl. 335.75	338.78	3.09	13.28

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Notes:

1. It is estimated that the true widths of the mineralised sections for core holes LADD001, LADD003, LADD004, LADD006, LADD007 and LADD008 are, respectively, 82%, 80%, 81%, 95%, 89% and 62% of the intercepted widths in the above table.

2. Deep core hole LADD009 results, which included 32.15 metres grading 6.17 g/t Au and 15.36 metres grading 3.73 g/t Au, are not included in current mineral resource update due to timing.

3. Core holes LADD002 and LADD005 were discontinued before intersecting mineralized zone.

As part of the 2020/21 drilling program, the Company started using the on-site sample preparation laboratory. This has helped with the enforcement of stricter QA/QC policing on the analytical laboratory. The matrix of standards and ordinary samples made it more difficult for the external laboratory to detect control samples. Issues of duplicates have been handled better with the onsite sample preparation laboratory.

Geology and Mineralisation

The Imbo Project is located in the east of the Ngayu Archean greenstone belt. Gold occurrences on the Imbo Permit are hosted within the Upper Kibalian Formation which consists of chemical metasedimentary units including banded iron formation (BIF), clastic metasedimentary rocks (assigned the field name of "greywacke"), black shales and mafic volcanic flows. Adumbi, Kitenge and Manzako are the three main deposits within the Imbo Permit with mineral resources. Mineralization within the Ngayu belt is similar to the Geita and Moto greenstone belts of Tanzania and DRC respectively with gold spatially related to banded ironstones (BIF). The Ngayu greenstone belt is three to four times the size of the Geita belt.

Based on examined drill holes, the rocks at Adumbi mainly comprise a subvertical sequence of metamorphosed clastic sediments (pelites, siltstones and greywacke) interbedded with units of BIF of varying width. The grade of metamorphism is lower greenschist facies, and the clastic units are petrographically classified as schists.

Re-logging of core at the Adumbi deposit indicates five distinct geological domains with the BIF unit package attaining a thickness of up to 130 metres in the central part of the deposit. From northeast to southwest these are:

  Hanging wall schists: dominantly quartz carbonate schist, with interbedded carbonaceous schist.
  Upper BIF Sequence: an interbedded sequence of BIF and chlorite schist, 45 to 130 metres in thickness.
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  Carbonaceous Marker: a distinctive 3 to 17-metre-thick unit of black carbonaceous schist with pale argillaceous bands.
  Lower BIF Sequence: BIF interbedded with quartz carbonate, carbonaceous and/or chlorite schist in a zone 4 to 30 metres in thickness.
  Footwall Schists: similar to the hanging wall schist sequence.

There is a higher-grade zone of gold mineralization termed the Replaced Rock Zone ("RP Zone") associated with alteration and structural deformation that has destroyed the primary host lithological fabric. The RP Zone occurs in the lower part of the Upper BIF package and in the Lower BIF package, and transgresses the Carbonaceous Marker, located between the Upper and Lower BIF packages, both along strike and down dip.

Gold mineralization at Adumbi is generally associated with quartz and quartz-carbonate pyrite ± pyrrhotite ± arsenopyrite veins in a BIF package of rocks. In the central part of the Adumbi deposit, three main zones of gold mineralization are present:

  within the Lower BIF sequence.
  in the lower part of the Upper BIF Sequence. Zones 1 and 2 are separated by the Carbonaceous Marker, which is essentially unmineralized; and
  a weaker zone in the upper part of the Upper BIF Sequence.

The ongoing exercise to establish the relationship between gold values and sulphides (pyrite, pyrrhotite and arsenopyrite)/silicification have come up with the following initial conclusion which indicates that:

A direct relationship exists between gold values and the percentage of sulphide mineralisation and intensity of silicification. Some of the composition assemblages are not available within some of the sampled zones. That is, high percentage of pyrite only + strong silicification, etc. Pyrite is associated with all assemblages, hence difficult to have only pyrrhotite + arsenopyrite + silicification composition. /In general, pyrite is the dominant sulphide followed by pyrrhotite, then arsenopyrite. When pyrite and pyrrhotite are associated with arsenopyrite, the gold values are very significant, compared to when pyrite is associated with pyrrhotite only. The silica is associated with the highest degree of hydrothermal alteration within the zones and serves as a marker of mineralization, however, without sulphides, the gold values are insignificant.

Specks of visible gold generally within fractures are present in white to grey, glassy, weak to moderately brecciated quartz veins (with variable width from few centimetres up to 1m), with low percentage of sulphide, mainly localised within the RP package in some drill holes. Thus, low % of py + ap + str qv = high gold values (25.30 g/t: Sample number 63153). This will be verified from core of the ongoing deep drilling program.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Gold mineralisation within the Adumbi deposit is related to the northwest trending shear zones, which dip steeply towards the northeast and which, in some parts of the area, seem to utilise the competency contrast between two lithologies, namely the BIF-chert and the tuffaceous-greywacke metasedimentary lithologies. This mineralization occurs over a strike length of 2 kilometres in a zone approximately 100 metres wide and to a depth of approximately 560 metres. The continuity of mineralisation appears to be oriented vertically close to the wall rocks of the BIF. The strike orientation of the BIF is northwest-southeast, which is parallel to the trend of the Upper Kibalian rocks. The BIF is interpreted to have a steep, near-vertical dip. A series of north-northwest striking faults appear to dislocate the BIF, and it is interpreted that these faults have a strike-slip component, resulting in an apparent thickening of the BIF in the central part of Adumbi deposit.

According to information provided by Loncor to Minecon, based on studies including age dating undertaken in 2017 by Barrick (which had a joint venture with Loncor in the Ngayu belt), it was found that a major structural, mineralized fracture zone separates an older volcano-sedimentary domain in the northern part of the Ngayu belt from a younger, predominantly sedimentary basin in the south.  At the Kibali mine where Barrick is the operator, a similar geological setting has been determined with the gold deposits spatially related to a major structural break between an older volcano-sedimentary domain and a younger predominantly sedimentary basin.

At Ngayu, the major structural fracture trends east-northeast through the Imva area (where there were a number of targets under the Barrick joint venture) and then trends southeast through the Imbo mining licence where the Adumbi, Kitenge and Manzako deposits are located and then across the Imbo river to the Imbo East prospect.  In total, this major structural break extends for 16 kilometres within the Imbo Project.

Mineral Resources

In Q1 2021, Loncor commissioned Minecon to re-evaluate and quantify the exploration work undertaken during the period 2020/21. This has resulted in Minecon updating the Mineral Resource estimate of Adumbi according to the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) 2014 Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) Standards) as incorporated in NI 43-101.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

The Adumbi 3-Dimensional updated model was constructed by Minecon in collaboration with on-site geologists using cross sectional and horizontal flysch plans of the geology and mineralization and was used to assist in the constraining of the 3-D geological model.  The mineralization model was constrained within a wireframe at 0.5 g/t Au cut-off grade.  Grade interpolation was undertaken using:

  2-metre sample composites capped at 18 g/t Au to improve the reliability of the block grade estimates.
  Ordinary Kriging to interpolate grades into the block model.
  Relative densities of 2.45 for oxide, 2.82 for transitional and 3.05 for fresh rock were applied to the block model for tonnage estimation.

To constrain the depth extent of the geological model and any mineral resources, an open pit shell for the Adumbi deposit was constructed based on the following pit optimisation parameters:

  A long-term gold price of US$1,500 per ounce.
  Block size: 8 metres x 8 metres x 8 metres.
  A two-metre minimum mining width and a maximum of four metres of internal waste was applied.
  Mining dilution of 100% of the tonnes at 95% of the grade.
  Ultimate slope angle of minus 45 degrees.
  Metallurgical recoveries of 95% for oxide and transitional material and 90% for fresh rock (no additional metallurgical studies have been undertaken since the April 2020 resource).
  Average mining cost of US$3.29/tonne mined.
  Average processing cost of US$22.02/tonne processed.
  Average general and administration cost of US$4.20/tonne.
  Mineral resources were estimated at a block cut-off grade of 0.68 g/t Au for oxide and transition materials and 0.72 g/t Au for fresh material constrained by a Whittle pit.
  Transport of gold and refining costs equivalent to 4.5% of the gold price.

No additional studies on depletion by artisanal activity was undertaken since the RPA study of 2014 and the same total amount of material was used by Minecon. The results of the Adumbi pit optimisation indicated that gold inventory within the pit is 3.153 million ounces (41.316 million tonnes at 2.37 g/t gold). This gold inventory is classified as Inferred Mineral Resources (Table 1-7 below). 84.68%% of this Inferred mineral resource is attributable to Loncor via its 84.68%% interest in the Imbo Project.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Table 1-7: Inferred Mineral Resource of the Adumbi Deposit (Effective Date of April 27, 2021)

Material Type	Tonnage	Grade	Contained Gold
	(Tonnes)	(g/t Au)	(Ounces)
Oxide	4,623,000	2.24	333,000
Transition	3,674,000	2.53	299,000
Fresh	33,019,000	2.38	2,521,000
TOTAL	41,316,000	2.37	3,153,000

Note: Numbers may not add up due to rounding.

The additional drilling program that was completed since the previous resource estimates of April 17, 2020, targeted:

• Inferred Resources within the US$1,500 limiting pit shell,

• Plunge and depth extension of the mineralization and

• Confirmed the geometry of the mineralized bodies at depth with increased confidence.

Minecon's updated model for this estimate is deeper than the previous model, incorporating additional lower grade material because of the improved modifying factors and lower breakeven grade and therefore producing a slightly lower grade than the previous model. Minecon has completed a full review of the modifying factors used in developing the US$1,500 limiting pit shell and updated them as appropriate based on the new drilling information. It is Minecon's view that the changes in the cost inputs to the modifying factors have limited influence on the estimation of block grades due to the fact that the lower breakeven grade (0.68g/t Au) only impact volume estimation as more lower grade blocks were captured in this evaluation than in the previous model. For ease of comparison to the RPA 2014 estimates, the previous Minecon estimates employed the same block cut-off of 0.9g/t Au.

The latest Mineral Resource represents an increase of 44% in the Adumbi resource as the limiting economic pit shell pushed significantly deeper in the fresh rock. The increased Mineral Resource at Adumbi is mostly in the fresh rock material. Reconciliation work between the previous Minecon model and the current estimate shows that the significant increase in the resources is due to the additional drilling program intercepting certain additional higher-grade intersections at depth, which has resulted in material being transferred from the unclassified categories within the previous pit into the Inferred Mineral Resource category as well as material from down plunge extension to the mineralization.

In summary, for the Imbo Project, the Inferred mineral resources for the Adumbi, Manzako and Kitenge deposits now totals 3,466,000 ounces of gold (42,996,000 tonnes grading 2.51 g/t Au, Table 1-8 below), a 38% increase on the previous resource outlined by Minecon in its Independent NI43-101 technical report. A total of 84.68% of this inferred mineral resource is attributable to Loncor via its 84.68% interest in the Imbo Project. The resource estimates at Kitenge and Manzako which were undertaken by RPA in December 2013 have not been reviewed in this study and are based on underground mining scenarios and at a cut-off grade of 2.70 g/t Au. Reference is made to the RPA 2014 NI43-101 technical report on the estimates reported for Kitenge and Manzako.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Table 1-8: Inferred Mineral Resources for the Imbo Project (effective date of April 27, 2021)

Deposit	Tonnage	Grade	Contained Gold
	(Tonnes)	(g/t Au)	(Ounces)
Adumbi	41,316,000	2.37	3,153,000
Kitenge	910,000	6.60	191,000
Manzako	770,000	5.00	122,000
TOTAL	42,996,000	2.51	3,466,000

Note: Numbers may not add up due to rounding.

Minecon is not aware of any environmental, permitting, legal, title, socioeconomic, marketing, metallurgical, taxation or other relevant factors, which could materially affect the Mineral Resource estimate.

Conclusions

The Inferred mineral resources on the Imbo Project are found within three deposits: Adumbi deposit contains 91% of the total mineral resources; Kitenge deposit, contains 5.5%; and the Manzako deposit contains 3.5% of the total mineral resources. The Kitenge and Manzako estimates are based on estimates by RPA in December 2013 and reported in the February 28, 2014 Technical Report.

This updated Adumbi mineral resource estimate differs from the previous Minecon estimates owing to the incorporation of the six additional drillholes which have demonstrated that grade is increasing at depth and have contributed significantly to the increased mineral resource at Adumbi. Panel evaluation of the mineral resource at 100 metre intervals without any pit constraint has confirmed the increase in gold grade with depth from 300 metres and demonstrates the depth potential of the Adumbi deposit (Table 1-9).

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Table 1-9: Adumbi Mineral Resource, Panel Evaluation at 100 metre Intervals

DEPTH FROM (m)	DEPTH TO (m)	PANEL (m)	TONNAGE (tonnes)	GRADE (g/t)	CONTAINED Gold (Moz)
0	100	100	9,052,000	2.25	0.65
100	200	200	10,482,000	2.03	0.6
200	300	300	9,388,000	1.91	0.58
300	400	400	8,331,000	2.29	0.61
400	500	500	7,853,000	2.82	0.71
500	600	600	3,959,000	3.56	0.45

Note: Low tonnage for 600 Panel (500-600m) due to insufficient drill density, which is being addressed with ongoing drill program.

In Minecon's opinion, the Imbo Project area is still very prospective. The significant results of the continuing deep drilling program (Appendix 14-2) and the increasing grade with depth, bodes well for a significant underground resource to be outlined. The Kitenge and Manzako resources delineated to date have not been sufficiently explored and require further depth and strike extension and infill drilling to assess their full potential.

In terms of risks to the project going forward besides the inherent exploration risk, the lack of infrastructure, including transportation routes and power, will be significant challenges during any mine development. However, the successful development of Barrick Gold/AngloGold Ashanti's Kibali gold mine 220 kilometres northeast by air from Imbo, has demonstrated that a large gold mine can be successfully brought into production in the northeastern part of the DRC.

There are security problems in some parts of the province as well as adjacent provinces based on ethnic and tribal conflicts which are being managed by the DRC Government with the support of the United Nations. These conflicts are not present in the districts around the Imbo project and exploration since the beginning of this year has been ongoing without hindrance.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Loncor's relations with the local communities around the Imbo Project appear to be good and Loncor has previously undertaken a number of community projects in the general area of Ngayu including the building of a primary school at Yindi, a health clinic at Bole Bole and a school renovation at Bafwambaye as well as road and bridge building. Relations with artisanal miners appear to be good and Loncor has been able to continue its exploration activities at Imbo, although this could change if artisanal mining is terminated due to mine development. It will be important for Loncor to continue to have good relationships at local, district, provincial and central government levels for the Imbo Project to advance smoothly.

Recommendation for Further Work

There is significant additional resource potential at depth and strike extension to the southwest (Canal area) within the Adumbi deposit. Minecon recommends that the ongoing deep drilling at Adumbi be expanded to unearth the full potential of the deposit and exploration be continued on the property to advance the project up the value curve. The main recommendations include but are not limited to the following:

  At the Adumbi deposit, the gold mineralization is still open at depth and along strike to the southwest. Minecon proposes that the ongoing deep drilling program be expanded to delineate additional resources to the southwest (Canal area) of the deposit.  Furthermore, infill drilling will be required to increase the confidence of the inferred mineral resources reported at this deposit.
  At the Kitenge and Manzako deposits, infill drilling could also be undertaken to further define and increase the confidence of the inferred mineral resources at these deposits.
  Based on the increased mineral resources at Adumbi, Minecon recommends undertaking a Preliminary Economic Assessment ("PEA"). This will include further Metallurgical testwork (including recovery and comminution tests), mining (open pit and potential underground) studies, metallurgical plant processing design, infrastructural, environmental and economic studies.
  The additional drilling may include close spaced drilling clusters or crosses in three or four parts of the Adumbi deposit to confirm short scale continuity of the mineralisation and to allow a conditional simulation to be completed if necessary. A total of 9,000 metres of drilling have been planned to be undertaken. These include infill and extension drilling, the close space and variogram drilling, and further drilling for metallurgical and geotechnical studies.
  Continue with ongoing exploration including gridding, soil sampling, trenching and channel sampling at the Imbo Main and Imbo East prospects in order to generate potential drill targets.
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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

  Further studies should be undertaken to assist proper estimations of historical depletions and depletion by recent artisanal mining. This will allow for increased confidence in the estimates of the open cavities.
  Completion of dGPS survey of holes drilled from 2017 to date. This will help raise the confidence of the estimated mineral resources.
  Compilation of the geological and sampling database into a secure central repository database system and move away from storage of files in Microsoft Excel. The creation of a central repository will ensure that the data that has passed QA/QC test replaces the old dataset in the database with the appropriate paper trial to back any changes made.

Minecon estimates that the recommended tasks will cost approximately US$10.0 million and would take 12 months to complete. This drilling program will be required to advance the project through pre-feasibility studies. The recommended scope and budget are detailed in Table 1-10.

Table 1-10: Proposed Budget for follow-up Work on Imbo Project

Description	Amount (US$)
Adumbi Deep Drilling (Phase 1 & 2 - 8,000 m)	2,720,000
Imbo East Drilling (Phase 3 - 1,000 m)	340,000
Imbo East Ongoing Exploration	360,000
Sample Prep and Analysis	600,000
Central Database System and Management	75,000
Metallurgical and Petrographic Testwork	100,000
Modelling Mineral Resource/Reserve Estimation	162,000
Engineering, Geotechnical, ESIA - PEA Level	500,000
Salaries and wages	2,316,000
Management Fees	240,000
Camp Support (Security, travel, camp, comms, vehicle, etc.)	1,200,000
Capital	110,000
Sub-total	8,723,000
Contingency (15%)	1,293,450
Total	10,016,450

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

2 INTRODUCTION

Minecon Resources and Services Limited (Minecon) was commissioned by Loncor Resources Inc. (Loncor) to prepare an updated independent NI 43-101 Technical Report on the Imbo Project, located in the northeastern part of the Democratic Republic of the Congo (DRC) as per the requirements of applicable Canadian securities laws. To achieve this, Minecon used the additional drilling data that was completed since the previous resource estimates of April 17, 2020 and targeted:

  Inferred Resources within the US$1,500 limiting pit shell,
  Plunge and depth extension of the mineralization and
  Confirmed the geometry of the mineralized bodies at depth with increased confidence.

The purpose of this report is to support the public disclosure of the updated Mineral Resources on the Imbo Project. This report is intended to comply with the requirements of National Instrument 43-101 ("NI 43-101"), including Form 43-101F1.

Loncor is a Canadian gold exploration company with a substantial footprint in the Democratic Republic of the Congo (DRC). Minecon understands that this report will be publicly filed by Loncor on SEDAR and EDGAR and may also be filed on Loncor's website.

2.1. Terms of Reference and Purpose

This technical report describes the Imbo Project in terms of its historical and recent exploration, recent infill and extension drilling, and summarizes the results of the most recent mineral resource update of the Adumbi deposit. The resource modelling and estimation was restricted to the Adumbi deposit due to the significant implications of the drilling work carried out on the mineral resources of Adumbi. No economic assessment was performed by Minecon during the preparation of this report. The effective date of this report is April 27, 2021.

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Belt in the Democratic Republic of the Congo (the "DRC"). The Loncor team has over two decades of experience of operating in the DRC. Ngayu has numerous positive indicators based on the geology, artisanal activity, encouraging drill results and an existing gold resource base. The area is 220 kilometres southwest of the Kibali gold mine, which is operated by Barrick Gold (Congo) SARL ("Barrick"). In 2020, Kibali produced 808,134 ounces of gold at "all-in sustaining costs" of US$778/oz.

Resolute Mining Limited (ASX/LSE: "RSG") owns 25% of the outstanding shares of Loncor and holds a pre-emptive right to maintain its pro rata equity ownership interest in Loncor following the completion by Loncor of any proposed equity offering.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

The Imbo Project in which the Adumbi and the two neighbouring deposits of Kitenge and Manzako are situated, is located within the Mambasa District of the Ituri Province in the northeastern region of the Democratic Republic of the Congo (DRC), 250 km west of Bunia the capital of Ituri Province and 225 km northwest of the City of Beni. The Adumbi Base Camp is located at latitude 1º 43' 58.76" N and longitude 27º 52' 4.01" E or 596,522 m E and 191,570 m N (WGS 84 UTM Zone 35N). Loncor holds a 84.68% interest in the Imbo Project with the balance held by minority shareholders including a 10% free carried interest owned by the DRC Government.

2.2. Sources of Information

Minecon has relied upon various reports and information provided by Loncor and other experts. The document references are summarised in section 27 and include internal documents compiled by Loncor and the previous owner of the Imbo Project, Kilo Goldmines. Minecon particularly relied on RPA's technical report of February 28, 2014 including its recommendations as well as technical information provided by Loncor on all the work carried out between 2014 to date by Loncor and previously by Kilo Goldmines. In particular, the results of Loncor's 2020 to 2021 drilling program have been utilised in developing the new estimates. Additionally, digital maps, and information available in the public domain, such as company websites and public library documents, have been utilised.

Loncor openly provided a hard drive containing all material information which, to the best of its knowledge and understanding, is complete, accurate and true, having made due enquiry. Minecon is not aware of any current or pending litigation or liabilities attached to the Imbo Project.

2.3. Scope of the Opinion

Minecon has undertaken an independent technical review of the Imbo Project, in order to identify all the factors of a technical nature that have influenced the geological modelling of the Imbo Project, and have considered the strategic merits of the Mineral Resource update on an open and transparent basis. This report has been compiled to incorporate all currently available and material information that will enable the reader to make a reasoned and balanced judgement regarding the Mineral Resource update of the Adumbi deposit.

The Qualified Persons involved in the preparation of this report are members in good standing with their respective professional institutions.

This work has been based upon technical information which has been supplied by Loncor and its contractors and Minecon carried out independent due diligence on the information, where possible.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon confirms that, to the best of its knowledge and having taken all reasonable care to ensure that such is the case, the information contained in this report is in accordance with the facts, contains no omission likely to affect its import, and no material change has occurred from April 27, 2021 to the date hereof that would require any amendment to the report.

The Mineral Resource estimates on Kitenge and Manzako were prepared by RPA in 2014. Theses estimates have not been updated by Minecon.

2.4. Qualified persons Declaration and Statement of Independence

This report has been compiled by Minecon, an independent geological consulting company. Minecon's technical team has extensive experience in preparing technical, competent/qualified persons', technical and valuation reports for mining and exploration companies. The information in this report and the associated appendices is based on information compiled by Mr. Daniel Bansah and Mr. Christian Bawah. The Qualified Persons certificates are set out in section 29. The authors have sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking to qualify as a Qualified Person, as defined in NI 43-101. The Qualified Persons involved in preparing this report are senior management employees of Minecon.

Neither Minecon nor its staff or subcontractors have, or have had, any interest in these projects capable of affecting their ability to give an unbiased opinion and have not received, and will not receive, any pecuniary or other benefits in connection with this assignment, other than normal geological consulting fees. Neither Minecon nor any of its personnel involved in the preparation of this report have any material interest in Loncor or in any of the properties described herein.

Minecon was remunerated a fixed fee amount for the preparation of this report, with no part of the fee contingent on the conclusions reached or the content of this report. Except for these fees, Minecon has not received and will not receive any pecuniary or other benefit whether direct or indirect for or in connection with the preparation of this report.

2.5. Personal Inspection

A site visit was carried out by Daniel Bansah, Chairman and Managing Director of Minecon, from February 12 to 20, 2020. Christian Bawah was also on site for a period of eight weeks from October to November 2020. Christian was accompanied by Peter Kersi, a contributing engineer to this report. On the trip were the following Minecon geologist and technical personnel: Bel Mapendo, Chief Geologist, Patient Zamakulu, Senior Geologist and three of Minecon's laboratory technical and operational staff.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Tasks undertaken during the visit included technical inspection of the site, inspection of old drill core, review of all the technical work carried out from 2014  including work carried out following RPA's 2014 recommendations. As well, the team reviewed the sampling and drill site protocols and security includng QA/QC issues, and the ALS Minerals onsite sample preparation facility.

The Minecon team worked in collaboration with Fabrice Matheys, Loncor's General Manager and geologist with +25 years experience the DRC and the Africa region.

The Minecon team also planned and set out the 12 proposed infill and deep drill holes with the site technical personnel. As well, the Minecon Team undertook the technical supervision and management of the 2020/21 drilling program and the management of the onsite sample preparation facility.

2.6. List of Abbreviations

AA Atomic Absorption

AARL Anglo American Research Laboratory

ACSA Albite-Carbonate-Silica Alteration

ALS ALS Laboratories

AMTEC AMTEC Laboratories

AMTEL AMTEL Laboratory, Canada

ANSUL Fire Suppression Supply Company

ARD Acid Rock Drainage

ASM Artisanal and Small-Scale Mining

BIF Banded Ironstone Formation

BM Block Model

BMP Biodiversity Management Plan

BRT Bottle Roll Test

CA Confidentiality Agreement

CAMI Cadastre Minier

CHK Central Hospital Kibali

CIL Carbon in Leach

CIM Canadian Institute of Mining, Metallurgy and Petroleum (CIM)

CIP Carbon in Pulp

CN Cyanide

COS Coarse Ore Stockpile

CP Competent Person

CPE Standing Committee of Evaluation

CRM Certified Reference Material

CSR Community Social Relations

CSS Closed Side Setting

CTSF Cyanide Tailings Storage Facility

CV Coefficient of Variation

DC Direct Current

DD/DDH Diamond Drill hole

DMR South African Department of Mineral Resources

DPEM Direction de Protection de l'Environnement Minier

DRC Democratic Republic of the Congo

DTM Digital Terrain Model

DTP DTP Company, subsidiary of Bouygues

EAP Environmental Adjustment Plan

EDA Estimation Data Analysis

EIA Environmental Impact Assessment

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

EIS Environmental Impact Statement

EM Electro-Magnetic

EMP Environmental or Emergency Management Plan

EMS Environmental Management System

EOM End of Month

EOY End of Year

EPS Datamine Enhanced Production Scheduler Software

ESIA Environmental and Social Impact Assessment

FGO Full Grade Ore

FOS  Fine Ore Stockpile

FR  Fresh Rock

FS  Feasibility Study

FTSF  Flotation Tailings Storage Facility

FW  Foot Wall

GA  General Arrangement

GC  Grade Control

GHG  Greenhouse Gas Emissions

GM  General Manager

GPS  Global Positioning System

GT  Grade Tonnage

HAS  High-Arsenic

HDPE  High Density Polyethylene

HEP  Hydroelectric Power

HQ  Barrel Size (63.3 mm)

HR  High Recovery

HW  Hanging Wall

HY  High Yield

ICMC  International Cyanide Management

ID  Inverse Distance

IFC  International Finace Corporation

ILR  Intensive Leach Reactor

IUCN  International Union for Conservation of Nature

JORC  Joint Ore Reserves Committee

(of the Australasian Institute of Mining and

Metallurgy, Australian Institute of Geoscientists and the Minerals Council of Australia).

JV  Joint Venture

KCD  Karagba Chauffeur Durba Orebody

KE  Kriging Efficiency

KMS  Kibali Mining Services

KZ  KZ Structure

LAS  Low-Arsenic

LIMS Laboratory Information Management System

LOM  Life of Mine

LR  Low Recovery

MAS  Medium-Arsenic

MASL Metres Above (Mean) Sea Level

MBA  Master of Business Administration

MCF  Mine Call Factor

MCP  Meta-Conglomerate Package

MG  Medium-Grade

MIMMM Member of the Institute of Materials, Minerals and Mining

MO  Marginal Ore

MPS(P) Mineral Processing Seperating (Pumping)

MRMM Mining Rock Mass Model

MSI 3D Mine Surveying International Limited

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

MSO Minable Stope Optimiser (Datamine based software for underground stope design)

MSS Meta-Sediments

NAG Net Acid Generating

NQ Core Size (47.6 mm)

OC Open Cast

ODBC Open Database Connectivity

OEM Original Equipment Supplier

OFS Optimised Feasibility Study

OK Ordinary Kriging

OKIMO DRC Govermental Entity

OMC Orway Mineral Consultants

OP Open Pit

OPEX Operating Costs

OREAS ORE Research & Exploration Pty Ltd CRM Manufacture

OX Oxide

PQ Core Size (85.0 mm)

PSA Pressure Swing Adsorption

QA/QC Quality Assurance/Quality Control

QG QG Australia Ltd

QKNA/KNA Quantitative Kriging Neighbourhood Analysis

QP Qualified Person

QQ Quantile-Quantile

RAB Rotary Air Blasted

RAP Resettlement Action Plan

RC Reverse Circulation

RED Reducing

RES Resource Domain

RL Elevation (m)

RMR/MRMR Rock Mass Rating (Mean)

ROM  Run of Mine

ROMPAD  Run of Mine Pad

RWD  Raw Water Dam

RWG  Resettlement Working Group

SAMREC  South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves

SAP  Saprolite or German Company

SCADA Supervisory Control and Data Acquisition

SCH  Schist

SG  Specific Gravity

SGS SGS  Laboratories

SLTO  Social License to Operate

SMU  Selective Mining Unit

SOKIMO Société Miniere de Kilo-Moto
SA UNISARL

SOP Standard Operating Procedure

SOX  Sarbanes Oxley

SP  Stockpiles

SQL  Structured Query Language Database

SR  Slope of Regresion

SRK  Steffen Roberts and Kirsten, Engineering Company

STD/StdDev  Standard Deviation

SWATH  One-dimensional analysis graph in a specific direction of interest

TDS  Total Dissolved Solids

TR  Transitional

TRANS Transition

TSF  Tailings Storage Facility

UC  Uniform Conditioning

UFG  Ultra-fine grind

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

UG  Underground

UPS  Uninterruptible Power Supply

UTM  Universal Transverse Mercator

WAD  Weak Acid Dissociated

XC  Crosscut

2.7. Units

a Annum

A Ampere

Bbl Barrels

°C Degrees Celsius

cal Calorie

cfm Cubic feet per munite

cm Centimetre

cm2 Square centimetre

$C Canadian Dollar

d day

dia diameter

dmt dry metric tonne

dwt dead-weight ton

ekW Generator Output Rating in kW

°f degree Fahrenheit

g Grammes

G Giga (billion)

Ga Billion years

g/cm3 Grammes per Cubic Centimetre

g/L Grammes per litre

g/t Grammes per Metric Tonne

ha Hectare

hr Hour

Hz Hertz

J Joules

K Kilo (Thousand)

Kbar Kilobar of pressure

kg Kilogram

km Kilometre

km2 Square kilometre

koz Thousand ounces

kPa Kilopascal

kt Thousand metric tonnes

ktpa Thousand metric tonnes per annum

ktpm Thousand tonnes per month

kW Kilo Watts

kWh Kilowatt hour

L Litre

lb Pound

l/s Litres per second

m Metre

m² Square meter

m3 Cubic meter

MASL Metres above sea level

mm Millimetre

m/s  Metres per second

Mm3 Million Cubic Metres

Ml Million litres

Moz Million fine troy ounces

Mt Million metric tonnes

Mtpa Million tonnes per annum

MVA Mega Volt Amperes

MW Mega Watts

MWh Mega Watts hour

μ Micron

μg Microgram

μm Micrometre

Oz Fine troy ounce (=31.10348 grams)

ppb  parts per billion

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

ppm Parts per million

RL Relative Elevation

s  Seconds

t Metric tonne

tm-3 Density measured as metric tonnes per cubic metre

tpa metric tonne per annum

tpd metric tonne per day

V Volt

W Watt

wmt  Wet metric tonne

wt%  Weight percentage

yr Year

° Degrees

' Minutes

% Percentage

%w/v Percentage Weight by Volume

μm Microns

# Mesh

$ United States Dollar (USD or US$)

$ '000 Thousand United States Dollars

$ M Million United States Dollars

$'000 Thousand United States Dollars

$/oz United States Dollar per ounce

$/t United States Dollars per Metric Tonne

Units of measurement used in this report conform to the metric system. All currency in this report is US dollars (US$) unless otherwise noted.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

3 RELIANCE ON OTHER EXPERTS

Minecon has prepared this Updated NI43-101 Technical Report and, in so doing, has utilised information provided by Loncor and its contractors as to its operational methods, conclusions, opinions, and estimates and forecasts. Where possible, this information has been reviewed from independent sources with due enquiry in terms of all material issues that are a prerequisite to comply with the National Instrument.

The authors of this report are not qualified to provide extensive commentary on legal matters associated with Loncor's right to the Imbo Project. Minecon has therefore relied on the legal opinion of MBM - Conseil of Kinshasa Gombe, DRC, dated June 8, 2020,  which has provided certain information  in preparing this report which, to the best of Loncor's knowledge and understanding, is complete, accurate and true and Loncor acknowledges that Minecon has relied on such information, in preparing this report. No warranty or guarantee, be it express or implied, is made by the authors with respect to the completeness or accuracy of the said legal matters.

Except as provided under applicable Canadian and US securities laws, any use of this report by any third party is at that party's sole risk.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

4 PROPERTY DESCRIPTION AND LOCATION

4.1. Location

The 122 square kilometre Imbo Project is located within the Mambasa Territory in the Ituri Province in the northeastern region of the Democratic Republic of the Congo (DRC), 325 kilometres northeast of the main cities of Kisangani and 225 kilometres northwest of Beni (Figure 4-1). The Imbo Project is found within Imbo Exploitation permit PE 9691 which is valid until February 2039.

Bunia is the provincial capital of Ituri Province and is situated approximately 260 kilometres east by air from the Imbo Project. The village of Nia-Nia is approximately half-way by road between Beni and Kisangani and situated approximately 45 km south of the Adumbi Base Camp. The Adumbi Base Camp survey monument is located at latitude 1º 43' 58.76" N and longitude 27º 52' 4.01" E or 596,522 m E and 191,570 m N in WGS 84 UTM Zone 35N (Figure 4-2 and 4-3).

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

N
MEDITERRANEAN SEA
RED SEA
MOROCCO
ALGERIA
TUNISIA
LIBYA
EGYPT
TROPIC OF CANCER
MAURITANIA
MALI
NIGER
CHAD
SUDAN
ERITREA
DJIBOUTI
SENEGAL
GAMBIA
GUINEA BISSAU
GUINEA
BURKINA FASO
BENIN
NIGERIA
ETHIOPIA
SOMALIA
SIERRA LEONE
LIBERIA
IVORY COAST
GHANA
TOGO
CENTRAL AFRICAN REPUBLIC
CAMEROON
Wamba
Imbo Project
UGANDA
KENYA
EQUATOR
EQUATORIAL GUINEA
GABON
CONGO
Goma
Bukavu
Kalima
Twangiza
Kamituga
RWANDA
BURUNDI
ATLANTIC OCEAN
Kinshasha
Matadi
TANZANIA
DEMOCRATIC REPUBLIC OF CONGO
LUGUSHWA
ANGOLA
MALAWI
INDIAN OCEAN
Fig 2
ZAMBIA
MOZAMBIQUE
ZIMBABWE
TROPIC OF CAPRICORN
BOTSWANA
NAMIBIA
SWAZILAND
SOUTH AFRICA
LESOTHO
0 500 1000 1500
Kilometres

Loncor Resources Inc.

Locality Map of the Imbo Permit in Africa

IMBO PROJECT	April 2021

Figure 4-1

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

CENTRAL AFRICAN REPUBLIC
SUDAN
CAMEROON
CONGO
GABON
UGANDA
TANZANIA
ANGOLA
ZAMBIA
ATLANTIC OCEAN
N
Bangui
Bondo
Gemena
Lisala
Bumba
Congo River
Mungbere
Wamba
Tele
Nania
Bunia
Bafwasende
Kisangani
Beni
Kasese
Lubero
Mbandaka
Franceville
Goma
Kigali
Bukavu
Shabunda
Kindu
Bandundu
Kasai River
Lodja
Kalole
Bujumbura
Brazzaville
Kinshasa
Ibero
Lubefu
Kikwit
Lubao
Ujiji
Matadi
Kananga
Kabinda
Kabalo
Kalemie
Quimbele
Tshikapa
Lucapa
Kamina
Kolwezi
Likasi
Lubumbashi
0 250 500
Kilometres

LONCOR Loncor Resources Inc.

Location of Imbo Permit within the DRC

IMBO PROJECT	April 2021

Figure 4-2

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

300000 mN
500000 mE
650000 mE
N
Pawa
Badudu
Wamba
Bavombo
Bafwasengi
Bafwasale
Bomili
Imbo Permit
Azapamba
Adusa
Epini
150000 mN
Bafwabili
Balika
Bafwasende
Bigbulu
0 12.5 25 50
kilometres

LEGEND

- Towns
- Rivers
- Roads
- Reserve de faune Okapi
- Loncor Permit Boundary (100%)
- Loncor 84.68% - Imbo (Adumbi)

Loncor Resources Inc.

LOCALITY MAP OF IMBO EXPLOITATION PERMIT

IMBO PROJECT	April 2021

Figure 4-3

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

4.2. Property Ownership

Loncor Resources Inc. ("Loncor" or the "Company") is a publicly listed Canadian company which owns 84.68% of the Imbo exploitation permit through its subsidiary Adumbi Mining S.A. ("Adumbi Holdco"). The minority shareholders hold 15.32% (including 10% free carried interest owned by the Government of the D.R. Congo).

4.3. Land Tenure

In accordance with the Mining Regulations of the DRC, the surface area of an exploitation permit is measured in a unit defined as a "carré" (in English, a square) which is defined as an area that measures 30 seconds on each side. The sides must be oriented north-south and east-west. A square has an area of 84.955 ha, or 0.84955 km2. Quadrangle is used as the unofficial English translation of the word carré.

4.4. Imbo Exploitation Permit

Minecon has relied on a letter on land tenure, licences, and permits dated June 8, 2020 from MBM Conseil, one of the leading firms practising mining law in the DRC.

The Imbo Exploitation Licence (PE 9691) lies between X 594500 and 596000 and Y 191500 and 193100 (WGS 84 Zone 35N UTM co-ordinates). Table 4-1 lists the carré corners for the Imbo Exploitation Permit in longitude and latitude.

Table 4-1: Coordinates of the Imbo Exploitation Permit (PE9691)

Corner	Longitude	Latitude

1	27º 50' 00"	01º 41' 00"
2	27º 50' 00"	01º 47' 00"
3	27º 53' 00"	01º 47' 00"
4	27º 53' 00"	01º 44' 30"
5	27º 56' 00"	01º 44' 30"
6	27º 56' 00"	01º 44' 00"
7	27º 59' 00"	01º 44' 00"
8	27º 59' 00"	01º 41' 00"

The Imbo Licence covers a total area of 122 km2 (12,234 hectares) and consists of 144 carres.

The deposits and prospects on the Imbo Exploitation Permit, from northwest to southeast as noted in Figure 4-4, include:

  Adumbi Deposit, including Canal
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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

  Bagbaie (previously known as Adumbi North) Prospect
  Adumbi West Prospect
  Amuango Prospect
  Monde Arabe Prospect
  Vatican Prospect
  Kitenge Deposit, including Senegal
  Manzako Deposit, including Lion
  Imbo East (previously termed Maiepunji) Prospects including Paradis, Museveni, Esio Wapi and Mungo Iko.

Adumbi is currently the most explored deposit within the Imbo Permit. The Kitenge deposit is located approximately four kilometres southeast from Adumbi. The Senegal prospect has been incorporated into the Kitenge deposit as it is the probable fault- offset northwest continuation along strike of Kitenge.

Manzako is located 1.5 km northeast of Kitenge. The previously named Lion prospect is now considered to be the southeastern portion of Manzako which incorporates a series of sub- parallel shear structures.

The Monde Arabe and Vatican prospects are located east of Adumbi. Amuango is situated west of Adumbi and the Imbo East prospects are located approximately five kilometres southeast of Manzako.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

4.5. Permits

Adumbi Holdco does not have a work permit précis; however, they have provided Minecon a copy of a DRC "attestion de travil" which is a document confirming that the Imbo Exploitation Permit is in order.

4.6. Environmental Liabilities and Permitting

DRC law imposes on an Exploitation Permit holder, environmental obligations which must be performed during the exploitation of the mine. Pursuant to its decision dated April 2, 2013, the Directorate of Environment has approved the Environmental Impact Study (EIS) and Environmental Management Plan of the Project (EMPP). Furthermore, the Mitigation and Rehabilitation Plan (MRP) was approved on April 2, 2013.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

4.7. Surface Usage/Land Lease

Article 64 of the DRC 2002 Mining Code provides that the Exploitation Permit entitles its holder to the exclusive right to carry out, within the perimeter over which it has been granted, and during its term of validity, exploration, development, construction and exploitation works in connection with the mineral substances for which the permit has been granted, and associated substances if the holder has applied for an extension. According to Article 280 of the Mining Code, the holder or lessee must compensate for the damages caused by the works it carries out in connection with its mining activities, even if they are authorized.

In order to maintain the validity of the permit, the holder must pay the annual surface fees per quadrangle for each subsequent year before the end of the first quarter of the calendar year. The surface annual fees for the Imbo permit have been paid for the year 2019. The next annual payment date was in March 2021. Loncor has informed Minecon that they received the Debit Notice from CAMI re: the annual surface fees a few weeks ago and have taken the necessary steps for the payment to be made shortly.

4.8. Surface Usage/Land Lease

Minecon is not aware of any environmental liabilities on the property. Loncor has all required licences and permits to conduct the proposed work on the property. Minecon is not aware of any other significant factors, other than potential political and related safety risks described in Section 24 that may affect access, title, or the right or ability to perform the proposed work program on the property.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1. Accessibility

The Imbo Project is located within the Mambasa Territory in the Ituri Province of the DRC.  Bunia is the provincial capital of Ituri Province and is situated approximately 260 kilometres east by air from the Imbo Project.  Located approximately 225 kilometres by air southeast of the property, Beni is the nearest major population centre to the Imbo Project and has a population of approximately 230,000. The Company maintains an administrative office in Beni. The town is a United Nations MONUC base and has a lateritic airstrip with scheduled internal flights to other towns such as Goma, Bunia, Isiro, Kisangani and Kinshasa. The Isiro airstrip is approximately 200 kilometres by lateritic road to the Imbo Project. From Beni, the Imbo Project is accessible via 322 kilometres of lateritic road to Nia-Nia, then, to Village 47 (47 km north of Nia-Nia) and then, 7 kilometres via lateritic roads to the Adumbi Base Camp. On the property, access is via trails using Mine Mule utility and four-wheel drive vehicles in addition to motorcycles. Away from areas of habitation and artisanal activity, access is on foot through the dense forest growth.

The nearest international airport is located at Entebbe in western Uganda and linked by 440 kilometres of paved road to the Kasindi Uganda-DRC border followed by 80 kilometres of unpaved lateritic roads to Beni. Entebbe has international scheduled flights to South Africa, Europe and Asia and is also linked to other African countries as well as the in-country towns of Kinshasa and Lubumbashi via Nairobi (Kenya). Ethiopian airlines have direct flight between Addis-Ababa and Goma. In addition, Entebbe is linked to the DRC border points of Arua, Mahagi and Kasindi by paved highway from the deep seaport of Mombasa (Kenya). Due to security issues and the poorly maintained roads in the DRC, the preferred road from Kampala to access the property is via Arua/Aru - Doko (Kibali Mine) - Faradje - Dungu and Isiro. Rail links between Mombasa and Kasese (Uganda) are being upgraded to standard gauge.

At Nia-Nia, 52 kilometres southwest of the Imbo Project, there is a 1,200 m long grass-covered, laterite base airstrip which can accommodate propeller driven, charter aircraft including medium sized cargo planes.

The large operating gold mine of Kibali is located approximately 220 kilometres by air northeast of the Imbo Project (Figure 5-1).

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

5.2. Climate

The climate is typically tropical and is characterised by a long, wet season and short dry season of up to 3 months from mid-December to mid-March. The average annual rainfall is approximately 2,000 mm to 2,500 mm with the highest rainfall generally occurring in October. Even in the driest months, rainfall totals more than 50mm. Temperatures are also uniformly high throughout the year, and there is little diurnal variability, varying between 19°C and 23°C, with daily lows and highs of 16°C and 33°C respectively. Humidity is high throughout the year (75%-99%)

The climate facilitates exploration and mining activities all year round although exploration is more challenging during the wettest months as roads can deteriorate and sometimes poorly maintained while pits are rapidly filled by water and field mapping is more difficult.Torrential downpours of rain are experienced; however, they are not generally long lasting. The prevailing wind direction is from the southeast, with the maximum wind velocity and average daily wind velocities being relatively low, approximately 12 m/s and 0.5 m/s respectively. Notwithstanding, the area can be hit with severe storms. Climatic conditions have generally not affected exploration activities.

5.3. Local Resources

The land around the Imbo Project is mainly equatorial rain forest, with very tall trees and grass. A few small villages exist around the project area. Some wild animals exist in and around the project area, but most have been hunted out by the local population. Natural water sources are abundant. Groundwater potential has not been investigated. The closest hydro-electric power station is situated near Kisangani together with hydro-electric stations supplying power to Barrick/AngloGold Ashanti's Kibali mine. The towns of Isiro and Beni are potential sources of skilled manpower but there is sufficient local unskilled manpower in the surroundings of Adumbi.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Regional migration from the colonial period has resulted in an amalgam of people from different ethnic Bantu groups along with indigenous populations of pygmies residing in areas immediately adjacent to and along key transit routes to the Imbo Project.

Within the immediate area of the property, there are several small villages that generally consist of less than 300 residents. The estimated total population within 10 km of the surrounding area is approximately 8,500 who rely on subsistence farming, organized artisanal mining, and harvesting of wood. These villages are accessed by motorcycle, bicycle and on foot via unmaintained roads and trails. The nearest community to the Adumbi Base Camp is Adumbi Village. In general, the Project enjoys the support of local communities.

Exploration supplies are generally sourced within the country or further afield in Uganda, Kenya, Tanzania or South Africa. Wherever possible, food and consumables are locally sourced. Manpower at the Adumbi Base Camp is sourced from the local area. Technical manpower consists of senior staff expatriates supplied by Minecon in addition to Congolese staff. Security is maintained by a private security agency as well as contracted posted DRC Police officers.

There is a significant local labour pool available for training and recruitment for any envisioned mining operation. The local area would not be capable of supplying sufficient materials other than timber to support any potential mine-site infrastructure. Although some main roads dissect the area, upgraded and additional access roads including bridges will be required for any potential large-scale mining operations.

There is no electrical distribution system within the local area and diesel generators and solar power are relied upon. There are potential locations for hydroelectric development located within the Imbo Project area, but these sites have not been investigated.

5.4. Infrastructure

At the time of Minecon's site visit in February 2020 infrastructure at the Adumbi Base Camp included the following:

  A fenced and gated compound patrolled by security that covers an area of approximately 8.5 ha.
  A helicopter landing pad and privately operated weather station
  A brick constructed administrative office building.
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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

  A wood constructed first aid post.
  A brick constructed kitchen and mess hall.
  A brick constructed washroom and shower facility.
  Private brick-constructed accommodations for 5 persons.
  Private tented bedroom accommodations on concrete pads.
  An outdoor recreational area with barbeque and satellite television.
  Security office and camp support staff accommodation.
  Gated and fenced core processing area consisting of:
    Brick constructed exploration office
    Outdoor roofed open core logging areas
    Outdoor roofed open core sawing area
    Container storage for pulps and duplicates
    Core storage racks.
  Gated and fenced sample preparation facility
  Brick constructed office and storerooms for drillers.

The power supply at the site is provided by diesel generators with solar power also used for lighting. Water is taken from a natural spring located just outside the camp boundary. For any future development activities, it will be necessary to build all-weather access roads and bridges as well as infrastructure for sufficient power and water supplies. Imbo project surface rights allow sufficient areas for potential processing plant sites, tailings storage areas and waste disposal areas.

5.5. Physiography

The Imbo Project is located in the Ituri tropical rainforest within the upper reaches of Congo River basin. The project area topographically consists of an undulating terrain that varies from approximately 600 metres above sea level to approximately 800 metres above sea level. Most of the landscape is covered with dense evergreen forests with a closed canopy; however, the hills tend to have relatively steep slopes and the valley floors within the areas of the linear hills are relatively narrow. In most places, the overburden (in general less than one metre to approximately 50 metres in thickness) is oxidized sandy clay or sandy clay loam, ranging in colour from reddish brown through ochre to yellowish brown. The soils are acidic in nature and the layer of humus is thin.

The property is drained by numerous creeks and streams. Almost all the landscape belongs to the Congo Basin and is covered with a dense network of permanent watercourses which flow into the Upper Ituri and its main tributaries: the Epulu, Nepoko, Nduye, Lenda, Ebiena, and Ngayu rivers.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

The Adumbi deposit is well situated for potential mining development as it is located on a topographical high amenable to low strip ratios for initial mining access. The Kitenge and Manzako deposits are located in areas of less relief.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

6 HISTORY

This section summarises the work completed on the Imbo license area and in particular the drilling activities completed on the Adumbi deposit since the last update. The history of past exploration activity on the Imbo Project was originally summarised in the RPA NI43-101 technical report entitled "Technical Report on the Somituri Project, Imbo Licence, Democratic Republic of the Congo" and dated February 28, 2014. A copy of the said report can be obtained from SEDAR at www.sedar.com.

Kilo Goldmines contracted the Royal Museum for Central Africa (RMCA) in December 2006 to carry out a compilation of the RMCA archives on gold in the region of the Adumbi Project in the DRC. The historical exploration and historical gold production on the Imbo Project area outlined below is therefore based on the 2007 RMCA compiled report (RMCA, 2007). Most of the data available to RMCA was prior to the 1960 independence of the DRC.

6.1. Prior Ownership

The mining rights for the mineral concessions in the Imbo Project area were held by Société Internationale Forestière et Minière du Congo (FORMINIERE or FRM) from the 1920s to late 1950s. The colonial state was co-owner of 50% stake in FRM, with the remainder held by American interests. Société Minière de la Tele (SMT), a subsidiary of FRM oversaw development and exploitation. Following political independence in 1960, ownership changed hands multiple times. A Zairian company, Zafrimines, held the property licences from April 17, 1987. In 1997, Rhodes Mining NL of Australia entered a joint venture agreement with Busico of Uganda (20%) and the DRC (20%) and held the property licences from May 17, 1997 until August 2, 1998 when Kilo Goldmines acquired the property.

6.2. Exploration History

Belgian prospectors were the first to discover gold on the Imbo Project in the early 1900s with gold production focusing on alluvial deposits until the late 1930s.  Primary gold mineralization was later discovered in the bedrock of the alluvial zones and was exploited in shallow pits and trenches.  This was later followed by mining from deep trenches and underground galleries. From the mid-1970s to mid-1980s, the French Geological Survey (BRGM) undertook geological investigation of the Imbo Project area. Artisanal miners in organized groups in recent years have been exploiting alluvial and eluvial deposits, as well as oxidized mineralization from deep trenches (up to 10 m), and the underground sill drifts and pillars at Adumbi.

Highlights of the reported historical exploration include:

  1925: FRM completed the evaluation of interesting sites and SMT was granted the rights for exploitation.  It is reported that during the Belgian exploitation, no geological maps were produced, and the operators mainly looked for mineralization in quartz veins. Shallow exploration shafts or pits were systematically sited along the veins to facilitate delineation of the mineralization.
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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

  1948: Manzako surface trenches and underground exploration discovered mineralized veins.  It is reported that underground exploration drifts were driven at levels -11 m, -16 m, and -30 m and -40 m below surface.  Exploration on the -16 m level encountered generally low average grades with local high grades of 202.0 g/t Au (30 cm quartz) and 47.9 g/t Au (20 cm quartz and schists).
  1940 to 1950: SMT conducted extensive surface and underground exploration in the Adumbi Hill area. BHP (1989) reports that trenching was undertaken on the surface and that adits, tunnels, and crosscuts were developed on three levels underground (the 721, 771, and 821 levels).  Channel sampling was undertaken at one metre intervals.
  1973 to 1975: BRGM's Northern Zaire Project studied the geology of the area in detail.  In 1975, BRGM conducted stream sediment and alluvial prospecting and produced a summary report. Arsenic anomalies were found to surround the historical mined areas, especially around Kitenge. BRGM noted that the quartz veins were irregular, erratically distributed, and returned low grades mineralization.
  1980 to 1981: BRGM mapped and sampled the Adumbi and Bagbaie deposits on surface and in the historical underground openings. BRGM also drilled three holes at Adumbi and confirmed that (i) mineralization extended at depth below water table, (ii) other mineralized zones, parallel to the main one also existed, and (iii) gold at depth was associated with sulphides.
  1984:  BRGM completed an assessment of the mineral potential at Adumbi.
  1988: Bugeco International (Bugeco) produced a report on the property entitled "Gold Potential in the Ngayu Mining District Haut Zaire: the Adumbi and Yindi Old Mines".
  1989: BHP Utah Minerals International carried out a property review of Kitenge and Adumbi.
  1990:  Genmin of South Africa carried out a property review of Kitenge and Adumbi.
  2009: Kilo Goldmines acquired the property and carried out extensive exploration activities including major drilling campaigns.
  By November 2013, Kilo had completed 167 diamond drill holes totalling 35,400 metres on the Imbo Project.
  2014: RPA completes technical studies and makes various technical recommendation to be executed by Kilo.
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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

  2014 - 2017: Kilo completes 63 drill holes totalling approximately 8,900 metres. Drilling programme was planned to test gold-in-soil and magnetic anomalies at the Adumbi South, Adumbi West and Kitenge Extension targets. This drilling program was carried out by Orezone Drilling SARL based in Watsa in the DRC.
  2017: RPA recommended additional drilling at Adumbi to test the down dip/plunge extent of the mineralization. In 2017, four deeper core holes were drilled below the previously outlined RPA inferred resource over a strike length of 400 metres and to a maximum depth of 450 metres below surface. All four holes intersected significant gold mineralization in terms of widths and grade
  2018-19, negligible exploration groundwork was undertaken by Kilo due to financial constraints.
  In September 2019, Loncor initially acquired a 71.25% interest in the Imbo Project which was subsequently increased to 84.68% in 2020.
  In Q1 2020, Loncor commissioned independent consultants Minecon to review, assess and quantify the 2017 exploration results.
  Q3 2020: Loncor engages Minecon to manage its 12 deep hole 7,000 metre drilling program on the Adumbi deposit.

6.3. Development and Production History

The first gold discoveries by Belgian prospectors on the Imbo Project occurred in the early 1900s and early gold production was focused on alluvial deposits until the late 1930s. Gold was discovered in the bedrock of the alluvial zones and these eluvial deposits were exploited in shallow pits and trenches. Primary gold deposits were later mined in deep trenches and underground galleries.

From the 1920s to the late 1950s, mining rights for the mineral concessions in the Imbo Project area were held by the Société Internationale Forestière et Minière du Congo (FORMINIERE or FRM). The colonial state was co-owner with a 50% stake in FRM, with the remainder held by American interests. Following political independence in 1960, ownership changed hands multiple times. The French Geological Survey (BRGM) investigated the Imbo Project area from approximately the mid-1970s to the mid-1980s. Kilo Goldmines Inc. ("Kilo"), via its agreement with Somituri SPRL, was granted the exploration licences for the project area in February 2009 and in September 2019, Loncor acquired Kilo.

Commercial alluvial gold production on the Imbo Project was undertaken from 1927 to 1951 on the Amuango River. The Amuango River covers the drainage basin from the west side of Adumbi to the area of Bagbaie, located north of Adumbi. Eluvial gold was also exploited over Adumbi Hill and Kilo believes that this was also considered part of Amuango. The alluvial M'Boro - Adumbi and Amuango exploitations were made in the hydrographical system on the slopes of a ridge of which Adumbi Hill is the summit. A total of 83,000 ounces (2.581 tonnes) of gold were exploited during the period (Table 6-1).

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Table 6-1: Summary of Imbo Project historical alluvial gold production 1927 to 1951

	Deposit	Contained Gold (tonnes)	Contained Gold (ounces)
	M'Boro-Adumbi	1.334	42,800
	Amuango	0.846	27,200
	Amuango	0.059	2,000
	Maiepunji	0.342	11,000
	Total	2.581	83,000
Notes:
	1. Sourced from Royal Museum for Central Africa (RMCA,2007).
	2. This estimate is considered to be historical in nature and should not be relied upon; however, it does give an indication of mineralization on the property.
	3. Numbers may not add due to rounding.

From 1938 to 1955, surface and underground mining was also carried out on the Kitenge - Maiepunji and Adumbi Mines. When underground mining began in 1943, a processed facility was built, "Usine de Kitenge" and commissioned in 1944. By the early 1950s production declined rapidly at Kitenge - Maiepunji due to the lack of defined mineral reserves and by 1955 production declined at Adumbi Mine due to metallurgical challenges, the depth of the mine coupled with lack of energy for milling operations, a function of exorbitant processing costs, and poor recovery in the amalgamation mills. It is reported that a total of 86,400 ounces (2.688 tonnes) of gold was exploited the Kitenge-Maiepunji mines between 1938 to 1955 (Table 6-2). As well, 177,500 ounces (5.520 tonnes) of gold was exploited from the surface and underground working of the Adumbi mine between 1952 and 1959 (Table 6-3). It is reported that the Adumbi-Bagbaie closed in 1959, prior to the political independence. Recent exploitation has all been carried out by artisanal mining operations which have mined and recovered gold from most of of the easily accessible processable gold.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Table 6-2: Summary of Kitenge-Maiepunji mines historical gold production 1938 to 1955

	Type	Mined (tonnes)	Gold Grade (g/t)	Contained Gold (tonnes)	Contained Gold (ounces)
	Surface and Underground	297	9.05	2.688	86,400
	Total	297	9.05	2.688	86,400
Notes:
	1. Sourced from Royal Museum for Central Africa (RMCA,2007).
	2. This estimate is considered to be historical in nature and should not be relied upon; however it does give an indication of mineralization on the property.
	3. Numbers may not add due to rounding.

Table 6-3: Summary of Adumbi Mine historical gold production 1952 to 1959

	Ore Type	Mined (tonnes)	Gold Grade (g/t)	Contained Gold (tonnes)	Contained Gold (ounces)
	Underground Quartz Veins	445	11.37	5.058	162,600
	Surface Eluvial and Quarry	161	2.87	0.462	14,900
	Total	606	9.11	5.520	177,500
Notes:
	1. Sourced from Royal Museum for Central Africa (RMCA,2007).
	2. This estimate is considered to be historical in nature and should not be relied upon; however, it does give an indication of mineralization on the property.
	3. Numbers may not add due to rounding.

It is noted in historical documentation that there was a significant drop in production from 1955 as a result of processing only veins coupled with metallurgical challenges (non-amalgamable gold in less altered rocks). BRGM also reported that the refractory gold content in tailings increased with the mining depth, which corresponds with the reported increasing tailings grade (from 2.3 g/t Au in 1954 to 5.7 g/t Au in 1957). BRGM reported that Adumbi-Bagbaie closed in 1959, just prior to political independence, due to lack of energy for milling operations, exorbitant processing costs, and poor recovery in the amalgamation mills.

The old Belgian workings at Manzako were extended to 2.2 km following field activities. Thus, the northern continuation of the workings was extended by 600 m to the northwest of drill hole SMDD0002.  The old workings indicate the presence of multiple parallel mineralized zones which were exploited by the Belgians, and more recently by artisanal miners.  In the southeast of the deposit, the mineralized zones are between 80 m and 150 m apart; however, in the northwest (based on the evidence of the old workings) they appear to be only 20 m apart.

The Kitenge old workings focused on shear zone hosted auriferous quartz vein(s) approximately one to two metres wide.

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6.4. Historical Resource Estimates

In a 1984 study, BRGM estimated the Adumbi deposit potential to be 1.9 million tonnes at 19 g/t Au, equivalent to some 20 tonnes or 643,000 ounces of gold. This estimate was based on an extension of the main five metre wide vein in strike length of 900 m (700 m exploited on Adumbi Hill and 200 m to the north towards Bagbaie), in addition to a vertical extension of approximately 200 m below the water table. Minecon notes that this estimate pre-dates NI 43-101, cannot be relied upon and is quoted for historical purposes only.

In 1988, Bugeco concluded that remaining mineral resources in the Adumbi "main zone", after mine closure in 1959, were approximately 929,880 ounces of gold.  Bugeco further concluded that an additional five tonnes of gold (some 160,750 ounces) could be hosted outside the main zone within the remaining alluvium and other adjacent mineralized horizons at Adumbi.  The total Bugeco mineral resource was estimated at 1,090,630 ounces of gold as presented in Table 6-4.  Minecon notes that this estimate pre-dates NI 43-101, cannot be relied upon and is quoted for historical purposes only.

Table 6-4: Adumbi historical mineral resources - 1988

	Zone	Type	Tonnes	Grade (Au g/t)	Contained Gold (oz)
	Main	Oxide	1,000,000	9.8	315,050
		Sulphide	2,225,000	8.5	614,830
	Main Sub-Total				929,880
	outside				160,750
	Total				1,090,630
Notes:
	1. Sourced from Royal Museum for Central Africa (RMCA,2007) and Bugeco Report 1988Mission (Bugeco, 1988).
	2. Minecon notes that this estimate pre-dates NI 43-101, cannot be relied upon, and is quoted for historical purposes only.
	3. A qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves.
	4. The Company is not treating the historical estimate as current mineral resources or mineral reserves.
	5. Numbers may not add due to rounding.

It is assumed that recent artisanal mining operations have recovered most of the easily processable gold.

In April 2012, The Minerals Corporation was commissioned by Kilo to undertake a resource estimate on the Adumbi deposit. In 2013 The Minerals Corporation carried out geological modelling and updated resource estimates of the Adumbi deposit and completed an independent NI 43-101 technical report on the Imbo Permit in February 2013. At a cut off grade of 0.5 g/t Au, The Minerals Corporation outlined an inferred resource of 1.87 million ounces (35.66 million tonnes grading 1.63 g/t Au).

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Table 6-5: Adumbi historical mineral resources (February 2013)

Material Type	Tonnes	Grade (g/t Au)	Contained Au (million oz)
Oxide	12,310,549	1.61	0.64
Transition	4,763,163	1.66	0.25
Sulphide	18,581,569	1.63	0.98
Total	35,655,280	1.63	1.87

In February 2014, Independent consultants Roscoe Postle Associates Inc ("RPA") completed an independent NI 43-101 technical report on the Imbo Project and estimated 1.675 million ounces (20.78 million tonnes grading 2.5 g/t Au) of Inferred Mineral Resources on the three separate deposits of Adumbi, Kitenge and Manzako (Table 1-1)

Table 6-6: Mineral Resource Estimate of Adumbi, Kitenge and Manzoka Deposits (Effective date: December 31, 2013)

Deposit	Tonnes	Gold Grade	Contained Gold
	(million)	(g/t Au)	(x10[3] oz)
Adumbi	19.11	2.20	1,362
Kitenge	0.91	6.60	191
Manzako	0.77	5.00	122
Total	20.78	2.50	1,675

An assessment of the 2017 drilling and the results of various technical reviews by Minecon (which had been engaged by Loncor) resulted in Minecon outlining for the Adumbi deposit 2.19 million ounces (28.97 million tonnes at 2.35 g/t gold) of Inferred Mineral Resources constrained within a US$1,500 pit shell at Adumbi (Table 6-7 below). To allow Minecon to compare its estimates to the RPA 2014 model, a block cut-off of 0.9g/t Au was applied to the model.

Table 6-7: Inferred Mineral Resource of the Adumbi Deposit (Effective Date of April 17, 2020)

Material Type	Tonnage (tonnes)	Grade (g/t Au)	Contained Gold (ounces)
Oxide	3,820,000	2.44	300,000
Transitional	3,320,000	2.69	290,000
Fresh	21,820,000	2.28	1,600,000
TOTAL	28,970,000	2.35	2,190,000

Note: Numbers may not add up due to rounding.

In summary, for the Imbo Project, the Inferred mineral resources for the Adumbi, Manzako and Kitenge deposits as at April 17, 2020 totaled 2,503,000 ounces of gold (30,650,000 tonnes grading 2.54 g/t Au) and is summarised in Table 6-8. For the purposes of the study, no modelling work was carried out on the Kitenge and Manzako deposits by Minecon. Reference was therefore made to the RPA 2014 technical report on the estimates reported for Kitenge and Manzako.

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Table 6-8: Inferred Mineral Resources for the Imbo Project (effective date of April 17, 2020)

Deposit	Tonnage (Tonnes)	Grade (g/t Au)	Contained Gold (Ounces)
Adumbi	28,970,000	2.35	2,190,000
Kitenge	910,000	6.60	191,000
Manzako	770,000	5.00	122,000
TOTAL	30,650,000	2.54	2,503,000

Note: Numbers may not add up due to rounding.

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7 GEOLOGICAL SETTING AND MINERALIZATION

7.1. Regional Geology

Most of the northeastern corner of the DRC is underlain by an Archaean Basement, called the Upper-Congo Granitoid Complex or Bomu Craton, formerly known as the Upper-Zaïre Granitoid Massif. This basement is covered by Lower and Upper Kibalian rocks, Neo-Archaean in age that consist of volcano-sedimentary formations with intercalations of quartzites and itabirites (BIF). The Kibalian rocks have been metamorphosed to greenschist facies and in the project area, constitute the greenstone belt. The Neoproterozoic Lindian Supergroup occurs to the south of the area and consists of a sedimentary sequence with a thickness of more than 2,500 metres. The rock types in the sequence are mainly arkoses, sandstones, quartzites, shales and conglomerates (Figure 7-1)

The Upper Congo Granitoid Complex constitutes, together with associated metasediments and volcanics, the western part of the Nyanza-Kibali granite-greenstone terrain, which extends from northern Tanzania into Central African Republic. The greenstone terrain is hosted within the Kibalian series, which outcrops in numerous zones surrounded by granitoids, the most important (i.e. Moto, Kilo, Mambasa, Ngayu and Isiro) are more than 100 kilometres in strike length. They can be distinguished both by their shape and their lithological composition. Some of these zones constitute narrow belts (less than 10 kilometres wide, 30-60 kilometres in length) made up of units which are isoclinally folded along subvertical axial planes and sub-horizontal fold axes. Others are more or less isometric and show a synclinorial tectonic style. The former possesses a metavolcanic/metasediment volumetric ratio (v/s) of about 1, that of the latter exceeds three (up to 10).

An Upper Kibalian (v/s about 1) overlies a Lower Kibalian (v/s high) in the belts of Moto and Ngayu. Extrapolating this relationship to other zones it can be concluded that two generations of greenstones exist, the one forming narrow bands, rich in sedimentary rocks, belonging to the younger of the two generations. This distinction is also supported by geochronology. The Lower Kibalian of Ngayu and Moto is intruded by 2.8Ga old tonalities and the Upper Kibalian by 2.45Ga old granites.  Most volcanics of the Lower Kibalian are akin to oceanic tholeiites while those from the upper division contain distinct andesitic members together with less typical tholeiites. Nowhere has the Lower Kibalian series been observed to be associated with high-grade gneissic rocks likely to represent their basement. The Upper Kibalian series, on the other hand, is typically associated both with the tonalite-Lower Kibalian association and with gneissic series (i.e. the West-Nile gneissic Complex) suggesting a different geodynamic setting for the two series.

The Ruwenzori tectonic episode (ca. 2Ga old) strongly affected the southern flank of the Upper Congo Granitoid Complex, which resulted in the formation of shear belts cutting through the Kibalian zones, and in the cataclasis of the associated granitoids.

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In the region bordering the Western Rift, NNE-SSW trending shear belts, ca. 950Ma old, strongly reactivated parts of the West-Nile gneissic Complex. Parallel trending belts cutting through the Kibalian zone of Kilo are probably linked to the same event.  The tectonic episodes of ca. 790Ma and 700Ma affected the northern flank of the Upper Congo Granitoid Complex and consequently the Kibalian zone of Moto. By reactivating the late-Archaean suture between the West-Nile Complex and the Congo Granitoid Complex, these episodes contributed to the present shape of the Moto zone.

Gold is the only commodity to have been extracted commercially in the Ngayu belt. Several years ago, Rio Tinto assessed the Banded Iron Formation (BIF) as a potential source of iron ore, but although haematite-rich zones of good grade were reportedly drilled, tonnage was below the economic requirement.  Diamonds are recovered by artisanal miners from the Ngayu River; the source of the stones is unknown but is probably outside the area under discussion. No other mineral occurrences of potential significance are known.

Majority of the gold occurrences within the Ngayu belt are located close to the contact of BIF. Historically, only two deposits were exploited on a large-scale by previous owners, namely Yindi and Adumbi.

Several styles of gold mineralization have been identified in the Ngayu belt and are summarised below:

Shear-zone hosted gold

• Mineralization of shears within BIF, or on the BIF contacts, leading to quartz veining and sulphidation of the BIF and immediate wall-rock, e.g. Adumbi, Makapela Reef 2.

• Mineralization of shears within basalts and schists (and to a much lesser extent intermediate intrusives) resulting in discrete auriferous quartz veins with limited wall-rock mineralization, e.g. Makapela Reef 1, and the Yindi vein field.

Disseminated mineralization in BIF

• Sulphidation of BIF by fluids utilizing nearby cross-cutting and parallel structures, such as thrusts and shears e.g. Yindi BIF-hosted mineralization and Nagasa Anomaly 1. This style of mineralization has the potential to form deposits of very large size, e.g. Geita in Tanzania.

Sheeted veins

• Shear zones resulting in auriferous sheeted quartz veins and veinlets developing mainly parallel to the foliation and forming packages over widths of up to 40 metres, often with disseminated mineralization between the veins, e.g. Itali, Mondarabe.

Elluvial/Colluvial deposits

• Artisanal mining of weathered gold mineralization preserved as elluvial or colluvial material, is widespread throughout the belt, particularly in the Imva Fold area and Anguluku.

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Alluvial deposits

• Palaeoalluvial deposits are locally exploited by artisanals by digging pits to the basal gravel layer of old river channels, e.g. Nagasa, Mondarabe, Matete.

• Exploitation of modern alluvium is widespread throughout the Ngayu belt and is particularly common in the Imva Fold area.

7.2. Local Geology

The Imbo Project is located within the Upper Kibalian represented by the greenstone belt made up of metasediments and metavolcanics of greenschist facies including prominent BIF which forms prominent ridges throughout the Ngayu greenstone belt.

Intruding all the basement formations are intrusive rocks consisting of possibly Late Proterozoic dolerite/diabase and doleritic gabbro and diorite. Quartz veins are predominantly associated with the Upper Kibalian. The Proterozoic Lindian metasedimentary rocks unconformably overlie the Kibalian rocks. Palaeozoic, Cenozoic, and Quaternary metasediments and alluvial sediments are locally present within the project area. The Karoo Formation comprises black shales, eluvial and alluvial deposits. Post-Karoo rocks are essentially represented by lateritic cuirasse. The simplified geology of the Imbo area is illustrated in Figure 7-2.

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Gold is associated with sulphide mineralization within the Archaean Kibalian Formation of the Ngayu greenstone belt. Gold generally occurs with quartz veins; host rocks to the quartz veins include BIF, metasedimentary, and tuffaceous rocks.

Within the Imbo Project area, there is a strong association between gold mineralization and the presence of BIF, the BIF either constituting the host rock (e.g. Adumbi) or forming a significant part of the local stratigraphy in the Imbo Project area. BIF forms both physical and chemical traps for mineralizing hydrothermal fluids as follows:

  Competency contrasts between the BIF and the interlayered rocks.

When interlayered with incompetent lithologies such as the metasedimentary schists and volcaniclastics, the BIF constitutes relatively hard rock, more likely to develop brittle fracturing than the more ductile surrounding rocks. Also, shearing may preferentially take place in the schists, on the contact with the BIF. These fractures and shears can act as channel-ways, focussing hydrothermal fluids into the chemically reactive BIF.

When interlayered with competent rocks such as massive basalts, the BIF units (especially if relatively thin like those at Makapela) may act as zones of weakness, along which shear and faults may propagate. Again, the tectonic fabric within the BIF can facilitate the flow of hydrothermal fluids.

  Sulphidation of magnetite. The iron-rich BIF is a chemically reactive rock, the main interaction with hydrothermal fluids involving the reduction of magnetite to pyrite, resulting in the precipitation of gold.

Mineralisation on the Imbo Project (PE9691) is known to occur at Bagbaie (referred to as Adumbi North), Adumbi, Kitenge, Manzako, Monde Arabe, Maipinji and Vatican (Figure 7-2).

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

7.3. Property Geology

Gold occurrences on the Imbo Project are hosted within quartz veins in the sheared Upper Kibalian Formation which consist of chemical metasedimentary units including BIF, clastic metasedimentary rocks assigned field name "greywacke", and mafic volcanic flows. Adumbi, Kitenge and Manzako are the three main deposits within the Imbo Project with mineral resources and are separately discussed as follows:

Adumbi

Adumbi is currently the most explored deposit within the Imbo Project. Adumbi forms a topographic high ("Adumbi Hill") and incorporates the Canal prospect which is the southeastern continuation of Adumbi.

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The published geological map and historical reports indicate that the Adumbi deposit is underlain by Upper Kibalian rocks with the dominant lithologies including a well bedded BIF unit, tuffaceous metasedimentary rocks (referred to as greywacke), black shale, and a mafic intrusion.

Based on examined drill holes, the rocks at Adumbi mainly comprise a subvertical sequence of metamorphosed clastic sediments (pelites, siltstones and greywacke) interbedded with units of BIF of varying width. The grade of metamorphism is probably lower greenschist facies, and the clastic units are petrographically classified as schists. Foliation is usually clearly defined in hand specimen, although sedimentary features such as bedding are frequently preserved.

Recent drilling and re-logging of core at the Adumbi deposit displays five distinct geological domains with the BIF unit attaining a thickness of up to 130 metres in the central part (Figures 7-3 and 7-4). From northeast to southwest these are:

1. Hanging wall schists: dominantly quartz carbonate schist, with interbedded carbonaceous schist.

2. Upper BIF Sequence: an interbedded sequence of BIF and chlorite schist, 45 to 130 metres in thickness.

3. Carbonaceous Marker: a distinctive 3 to 17-metre-thick unit of black carbonaceous schist with pale argillaceous bands.

4. Lower BIF Sequence: BIF interbedded with quartz carbonate, carbonaceous and/or chlorite schist in a zone 4 to 30 metres in thickness.

5. Footwall Schists: similar to the hanging wall schist sequence.

There is a higher-grade zone of gold mineralization termed the Replaced Rock Zone ("RP Zone") associated with alteration and structural deformation that has completely destroyed the primary host lithological fabric. The RP Zone occurs in the lower part of the Upper BIF package and in the Lower BIF package, and transgresses the Carbonaceous Marker, located between the Upper and Lower BIF packages, both along strike and down dip (Figures 7-4).

Further details on the individual rock types are as follows:

Quartz-Carbonate Schist: Fine to medium-grained, pale grey to pale greenish grey schist, comprising sub-rounded, dark grey quartz grains up to 1.5 mm (probably remnant clastic grains) in a finer-grained matrix of quartz, white mica and carbonate (ankerite?). The carbonate forms irregular, elongate grains orientated parallel to the foliation. It is the most abundant rock in the Adumbi sequence.

Pyrite often occurs as irregularly distributed subhedral to anhedral crystals up to 10 mm across.  In the core observed to date, the lack of associated hydrothermal alteration, and the absence of pressure shadows and evidence of rotation, indicates that the pyrite formed as porphyroblasts after the main deformation event. However, the technical report prepared by RPA refers to pressure shadows and rotated grains, so the possibility of earlier (possibly diagenetic) pyrite formation cannot be ruled out.

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It is interpreted that the rock was probably originally a poorly sorted, calcareous, muddy, fine-grained arenite, possibly a greywacke.

Carbonaceous Schist: Very fine-grained, dark grey to black schist, consisting of carbonaceous material and (according to petrographic data) varying amounts of white mica.  Quartz is rare.  Banding due to variations in the proportion of white mica, reflects the bedding in the original sediment.  The nature of the carbonaceous material was not determined petrographically but based on samples of similar material from elsewhere in the Ngayu belt, it is probably amorphous carbon rather than graphite.  The rock was probably originally a black shale formed in a deep marine environment. Pyrite porphyroblasts similar to those in the quartz-carbonate schist, are irregularly distributed. Pyrite also locally occurs as very finely disseminated grains. The carbonaceous schist occurs as robust units up to several metres in width, but more frequently as thinner units interbanded with quartz-sericte schist. The carbonaceous schist however also occurs: (a) with white to pale grey siliceous bands, which probably represent recrystallised chert, and (b) interbanded with whitish, soft, very fine-grained argillaceous material which could possibly represent thin layers of volcanic ash.

Banded Iron Formation (BIF): The BIF consists of black, fine-grained magnetite-rich bands alternating with white to pale buff chert. The width of the magnetite bands is variable, ranging from laminae only a few millimetres wide, to bands up to about 10 cm across.

The BIF at Adumbi is distinctly different to that seen elsewhere in the Ngayu belt, which comprises either: (a) a thinly-bedded rock, with magnetite laminae separated by quartz-rich bands of similar width, and (b) a more massive magnetite-rich rock with poorly-defined banding.

Chlorite Schist: A fine grained rock, superficially similar to the carbonaceous schist in hand specimen, but with a dark greenish tinge and a lack of bedding, and occurs interbanded with BIF in the central part of the deposit, rarely forming units greater than 3 m in thickness.  It forms more massive units up to 14 m in width, but is locally finely interbedded with quartz carbonate schist, indicating a sedimentary rather than volcanic origin. In places the chlorite schist is distinctly magnetic, probably due to the presence of finely disseminated magnetite.

Banded Chert: This rock type is not widespread, occurring in the Canal zone in the SE of the prospect, in units up to 4 m in width. It superficially resembles BIF, but the dark bands comprise fine grained clastic sedimentary material instead of chemically precipitated magnetite.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Kitenge

The Kitenge deposit is situated approximately four kilometres southeast of the Adumbi deposit, and it may be a strike extension of the shear zone structure that hosts Adumbi deposit but left-laterally fault offset about 500 m to the northeast (Figure 7-2). The Senegal prospect has been incorporated into the Kitenge deposit as it is the probable fault offset northwest continuation along strike of Kitenge.

Lithological units within the Kitenge deposit area have been classified into three principal lithological packages (Figure 7-5) as follows:

  Upper Schist Sequence: Characterized by quartz carbonate schist interbedded with subordinate carbonaceous schist. In this sequence, beddings are clearly displayed in quartz carbonate schist in places where it is not interbedded with carbonaceous schist. Typical Carbonaceous schist also forms part of this sequence.
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  Middle Schist Sequence: Dominant quartz carbonate schist, fine to medium grained, generally massive and weakly foliated. Most of gold mineralized zone characterized by quartz veining, shearing and sulphide mineralization, occurs in this sequence.
  Lower Schist sequence: Very similar to Upper Schist sequence with quartz carbonate schist dominating over carbonaceous schist

Hydrothermal alteration at Kitenge is associated with the shear zones.  The alteration comprises pervasive bleaching, with chlorite preferentially developed along the shear planes. Quartz veins are also present and are usually developed parallel to the shear fabric.  They are typically white or grey, glassy, and vary from veinlets to robust veins up to 1.90 metres in width. Disseminated euhedral crystals of dolomite are also present in the alteration zones, usually associated with quartz veins.

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Sulphides are irregularly distributed as stringers and disseminated grains, and consist of pyrite, arsenopyrite and rare pyrrhotite. The sulphides occur in variable proportions and constitute up to 20% of the rock.

The main rock type at the Kitenge deposit is quartz carbonate schist, identical to that at Adumbi.  Bands of carbonaceous schist up to a few metres in width occur in places,

A summary of rock types occurring in the re-logged Kitenge holes are as follows:

• Quartz carbonate schist

• Carbonaceous schist

• Quartz carbonate schist with interbanded carbonaceous schist

• Carbonaceous schist with interbanded quartz carbonate schist

• Quartz porphyry

• Quartz veins

Except for the Quartz Porphyry described below, the rest are as described under the Adumbi lithologies.

Quartz porphyry: A greenish grey, medium grained intrusive igneous rock composed mainly of quartz phenocrysts embedded in fine siliceous matrix. This unit is not widespread and was only intersected in one hole (SKDD0028) located in the SE of the central part of the drilled area in the Kitenge deposit. The quartz porphyry occurs as a narrow unit with approximate width of 40 cm. A well-defined fine-grained chill margin is developed at the quartz porphyry contacts with the country rock and below it is extensive ankerite alteration, bleaching and quartz veining in association with strong shearing and isolated low-grade mineralization. Although it has not been established to have associations with gold mineralization at Kitenge, its presence in association with shearing and aforementioned alteration might be of geological importance, as elsewhere, intrusive rocks have been recorded to be a source of hydrothermal fluids associated with gold mineralization.

The main styles of hydrothermal alteration at the Kitenge deposit is associated with clearly defined zones of shearing and comprises:

• Pervasive and disseminated ankerite.

• Dolomite as disseminated crystals and patches associated with quartz veins.

• Sulphides comprising pyrite, pyrrhotite, arsenopyrite and rare chalcopyrite.

• Bleaching, which is in most cases associated with shearing.

• Quartz as irregular and foliation parallel veins, locally with visible gold.

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Manzako

The Manzako deposit is located approximately 1.5 km northeast of Kitenge (Figure 7-2). This includes the previously named Lion prospect which is now considered to be the southeastern portion of Manzako and incorporates a series of subparallel shear structures.

The main lithological unit within the Manzako deposit is basalt, with some dolerite intrusive (Figure 7-6).

Basalt: Two categories of the basalt unit identified are as follows:

• Unaltered, greenish, fine grained, amygdaloidal basalt

• Altered, grey, fine grained, sheared, bleached and silicified basalt. The altered basalt in places has angular to sub rounded secondary quartz crystals, interpreted to represent highly sheared and brecciated vein quartz, which locally may resemble clastic sedimentary rock.

Dolerite: The dolerite is dark green, fine to medium grained and is locally weakly magnetic. In places the dolerite has sharp contacts with the basalt, but elsewhere the contacts are gradational. Where the contacts are gradational, the "dolerite" probably represents the more slowly cooled, central parts of thicker basalt flows, rather than intrusive bodies. This is a common feature at the basalt hosted Makapela deposit in the north of the Ngayu belt. The main occurrence of dolerite is in the SE of the deposit where it appears to be intrusive with a general N-S orientation and is traceable for approximately 200 m along strike (Figure 7-6). The average width of the dolerite is about 25 metres.

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The Manzako mineralized structures appear to be fairly uniform in strike and dip and are sub-parallel to the controlling structures at Adumbi and Kitenge i.e. approximately parallel to the lithological strike. As shown by the detailed work on the RP zone at Adumbi however, the main structure does undulate and cross-cut strike at acute angles.

The main styles of hydrothermal alteration noted in the re-logged drill holes at Manzako are associated with clearly defined zones of shearing and comprise:

• Pervasive haematite.

• Sulphides comprising pyrite, arsenopyrite and rare pyrrhotite.

• Bleaching, which is in most cases associated with shearing.

• Quartz as irregular and foliation parallel veins.

• Tourmaline occurring as patches.

• Epidote occurring as patches.

Sphalerite associated with haematite.

7.4. Mineralization

Gold mineralization at Adumbi is generally associated with quartz and quartz-carbonate pyrite ± pyrrhotite ± arsenopyrite veins in a BIF horizon.

In the central part of the Adumbi deposit, three main zones of gold mineralization are present (Figures 7-3 and 7-4). These include the following mineralisation:

1. within the Lower BIF Sequence,

2. in the lower part of the Upper BIF Sequence. Zones 1 and 2 are separated by the Carbonaceous Marker, which is essentially unmineralized; and

3. a weaker zone in the upper part of the Upper BIF Sequence.

Gold mineralization at Kitenge is associated with zones of shearing with strong quartz veining, higher grades being associated with relatively abundant sulphides and particularly the presence of arsenopyrite (Figures 7-7).

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Gold mineralization at Manzako is associated with quartz veining within shear zones, with associated sulphides especially arsenopyrite, and pervasive haematite. The continuity of mineralization along strike and down dip is erratic; the best developed zones (Figure 7-8) are:

• Zone 1: 450 m strike length, located in the NW of the deposit.

• Zone 2: 450 m strike length, parallel and 25 m south of Zone 1.

• Zone 3: 100 m strike length, located in the SE of the deposit and proximal to dolerite intrusions.

• Zone 4: 400 m strike length, located in the SE of the deposit.

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2020-2021 Drill Assay Results

The significant mineralised intercepts from LADD001, LADD003, LADD004, LADD006, LADD007, and LADD008 are presented in Table 7-1 below.

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Table 7-1: Significant mineralised intercepts from completed drillholes.

Borehole	From (m)	To (m)	Intercept Width (m)	Grade (g/t) Au
LADD001	202.58	223.35	20.77	1.72
LADD001	231.27	237.17	5.9	1.89
LADD001	251.27	258.6	7.33	5.8
LADD001	295.25	298.7	3.45	2.1
LADD001	301.62	321.95	20.33	2.47
LADD001	Incl.317.11	321.95	4.84	5.4
LADD003	224.55	235	10.45	3.88
LADD003	253.5	286.8	33.3	3.25
LADD003	Incl. 253.50	259.2	5.7	7
LADD003	Incl. 277.73	286.8	9.07	5.11
LADD004	429	457	28	3.26
LADD004	Incl. 432.00	436.9	4.90	6.96
LADD004	Incl. 450.62	454.15	3.53	8.3
LADD004	473.8	478.4	4.60	2.07
LADD004	505.85	526.15	20.3	2.83
LADD004	Incl. 506.85	513.4	6.55	4.64
LADD004	Incl. 523.85	526.15	2.30	7.25
LADD006	299.37	302.25	2.88	2.64
LADD006	308	309	1	21.2
LADD006	322.1	337.3	15.2	1.67
LADD006	353.35	357.85	4.5	3.25
LADD007	99.95	107.8	7.85	1.45
LADD007	540.62	596.05	55.43	2.76
LADD007	Incl. 583.60	596.05	12.45	8.11
LADD007	607.9	611.27	3.37	4.61
LADD008	235.05	278.15	43.1	1.68
LADD008	291.8	298.9	7.1	1.34
LADD008	305.15	305.93	0.78	21.8
LADD008	323.8	338.78	14.98	3.62
LADD008	Incl. 335.75	338.78	3.09	13.28
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It is estimated that the true widths of the mineralised sections for core holes LADD001, LADD003, LADD004, LADD006, LADD007 and LADD008 are, respectively, 82%, 80%, 81%, 95%, 89% and 62% of the intercepted widths in the above table.

Relationship Between Sulphides ± Silicification and Gold Grades

Following completion of the 6 drillholes at Adumbi for the 2020-2021drilling program, an exercise was undertaken to establish the relationship between gold values and sulphides (pyrite, pyrrhotite and arsenopyrite)/silicification. This was done for drillholes LADD001 (from 130.80 - 360.30 m), LADD003 (from 107.00 - 309.20 m), LADD004 (from 418.50 - 566.30 m), and LADD006 (from 252.00 - 395.35 m) as presented below.

Table 7-2 presents varying intensities of sulphide types in combinations with various degrees of silicification within the mineralised zones in LADD001 and the corresponding gold grades.

Table 7-2: Relationship Between Sulphides ± Silicification and Gold Grades in LADD001

Composition	Observation	Typical Gold Grades/Sample #
Pyrite only: High % of pyrite, + moderate silicification	Weak gold values	0.63 g/t: 62861
Pyrite + Pyrrhotite: High % of pyrite + pyrrhotite, + strong silicification Low % of pyrite + pyrrhotite, + strong silicification	High gold values Low gold values	10.40 g/t: 62859 0.19 g/t: 62841
Pyrite + Arsenopyrite: High % of pyrite + arsenopyrite, + strong silicification Low % of pyrite + arsenopyrite, + strong silicification	High gold values Low gold values	10.50 g/t: 62808 0.10 g/t: 62761

Pyrite + Pyrrhotite + Arsenopyrite:

High % of pyrite + pyrrhotite + arsenopyrite, + strong silicification

Medium % of pyrite + pyrrhotite + arsenopyrite, + strong silicification

Low % of pyrite + pyrrhotite + arsenopyrite, + strong silicification

	High gold values Medium gold values Low gold values	14.70 g/t: 62919 3.52 g/t: 62931 0.43 g/t: 62946

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Figure 7-9 displays the relationship between Sulphides ± Silicification and Gold Grades in drillhole LADD001

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Table 7-3 presents varying intensities of sulphide types in combinations with various degrees of silicification within the mineralised zones in LADD003, and the corresponding gold grades.

Table 7-3: Relationship between Sulphides ± Silicification and Gold Grades in LADD003

Composition	Observation	Typical Gold Grades/Sample #
Silicification only Moderate silicification	Low gold values	0.04 g/t: 63112
Pyrite only: Low % of pyrite, + moderate silicification Medium % of pyrite, + weak silicification Medium % of pyrite, + moderate silicification	Low gold values Low gold values Medium gold values	0.09 g/t : 63084 0.98 g/t : 63096 1.27 g/t : 63010
Pyrite + Pyrrhotite: Low % of pyrite + pyrrhotite, + weak silicification Medium % of pyrite + pyrrhotite, + weak silicification	Low gold values High gold values	0.02 g/t: 63136 4.71 g/t: 63194
Pyrite + Arsenopyrite: High % of pyrite + arsenopyrite, + strong silicification	High gold values	8.07 g/t: 63119
Pyrite + Pyrrhotite + Arsenopyrite Moderate % of Pyrite + Pyrrhotite + Arsenopyrite, + moderate silicification High % of Pyrite + Pyrrhotite + Arsenopyrite, + strong silicification	Medium gold values High gold values	2.72 g/t: 63127 5.78 g/t: 63121

Figure 7-10 displays the relationship between Sulphides ± Silicification and Gold Grades in drillhole LADD003

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Table 7-4 presents varying intensities of sulphide types in combinations with various degrees of silicification within the mineralised zones in LADD004, and the corresponding gold grades.

Table 7-4: Relationship between Sulphides ± Silicification and Gold Grades in LADD004

Composition	Observation	Typical Gold Grades/Sample #
Silicification only Weak silicification	Low gold values	0.24 g/t: 63315
Pyrite only: Low % of pyrite, + weak silicification Low % of pyrite, + modérateur silicification	Low gold values Low gold values	0.03 g/t: 63322 0.15 g/t: 63303

Pyrite + Pyrrhotite:

Low % of pyrite, + pyrrhotite, + moderate silicification

Medium % of pyrite, + pyrrhotite, + weak silicification

Medium % of pyrite, + pyrrhotite, + moderate silicification

Medium % of pyrite, + pyrrhotite, + strong silicification

High % of pyrite, + pyrrhotite, + weak silicification

	Low gold values Medium gold values Medium gold values Medium gold values High gold values	0.34 g/t: 63271 1.41 g/t: 63247 1.37 g/t: 63326 2.14 g/t: 63286 6.79 g/t: 63301

Pyrite + Pyrrhotite + Arsenopyrite

Medium % of pyrite + Pyrrhotite + Arsenopyrite, + medium silicification

High % of Pyrite + Pyrrhotite + Arsenopyrite, + weak silicification

High % of Pyrite + Pyrrhotite + Arsenopyrite + moderate silicification

High % of Pyrite + Pyrrhotite + Arsenopyrite, + strong silicification

	High gold values High gold values High gold values High gold values	3.36 g/t: 63335 4.73 g/t: 63332 5.86 g/t: 63354 8.52 g/t: 63334

Figure 7-11, displays the relationship between Sulphides ± Silicification and Gold Grades in drillhole LADD004

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Table 7-5 presents varying intensities of sulphide types in combinations with various degrees of silicification within the mineralised zones in LADD006, and the corresponding gold grades.

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Table 7-5: Relationship between Sulphides ± Silicification and Gold Grades in LADD006

Composition	Observation	Typical Gold Grades/Sample #
Silicification only: Weak silicification Medium silicification	Low gold values Low gold values	0.07 g/t: 63437 0.11 g/t: 63431
Pyrite only: Low % of Pyrite, + weak silicification Low % of Pyrite, + moderate silicification Medium % of Pyrite, + moderate silicification	Low gold values Low gold values Low gold values	0.18 g/t: 63490 0.32 g/t: 63485 0.69 g/t: 6342
Pyrrhotite only: Low % of Pyrrhotite, + weak silicification	Low gold values	0.27 g/t: 63495

Pyrite + Pyrrhotite:

Low % of Pyrite + Pyrrhotite, + weak silicification

Low % of Pyrite + Pyrrhotite, + strong silicification

Medium % of Pyrite + Pyrrhotite, + moderate silicification

Medium % of Pyrite + Pyrrhotite, + moderate silicification

Medium % of Pyrite + Pyrrhotite, + strong silicification

	Low gold values Low gold values Medium gold values High gold values Low gold values	0.45 g/t: 63422 0.12 g/t: 63498 1.34 g/t: 63492 6.57 g/t: 63489 0.79 g/t: 63415
Pyrite + Arsenopyrite: Medium % of Pyrite + Arsenopyrite, + strong silicification High % of Pyrite+ Arsenopyrite, + strong silicification	Medium gold values High gold values	2.45 g/t: 63556 4.73 g/t: 63354
Pyrite + Pyrrhotite + Arsenopyrite: High % of Pyrite + Pyrrhotite + Arsenopyrite, + strong silicification High % of Pyrite + Pyrrhotite + Arsenopyrite, + strong silicification	Medium gold values High gold values	2.12 g/t: 63418 4.92 g/t: 63519

Figure 7-12 displays the relationship between Sulphides ± Silicification and Gold Grades in drillhole LADD006.

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The range of classifications used are shown in Table 7-6.

Table 7-6: Range of classification of sulphides, silicification and gold grades

Sulphides	Silicification	Gold Values
≤1%: low percentage	Weak	Au ≤ 1.0 g/t: low gold value
>1% - ≤5%: medium percentage	Moderate	1.0 g/t <Au ≤ 3 g/t: medium gold value
>5%: high percentage	Strong	Au >3.0 g/t: high gold value

A direct relationship exists between gold values and the percentage of sulphide mineralisation and intensity of silicification. Some of the composition assemblages are not available within the sampled zones, for instance: strong silicification only, high percentage of pyrite only + strong silicification, etc. Pyrite is associated with all assemblages, hence difficult to have only pyrrhotite + arsenopyrite + silicification composition.

In general, pyrite is the dominant sulphide followed by pyrrhotite, then arsenopyrite. When pyrite and pyrrhotite are associated with arsenopyrite, the gold values are very significant, compared to when pyrite is associated with pyrrhotite only. The silica is associated with the highest degree of hydrothermal alteration within the zones and serves as a marker of mineralization, however, without sulphides, the gold values are insignificant.

Specks of visible gold generally within fractures are present in white to grey, glassy, weak to moderately brecciated quartz veins (with variable width from few centimetres up to 1m), with low percentage of sulphide, mainly localised within the RP package in some drill holes. Thus, low % of py + ap + str qv = high gold values (21.20 g/t: 63500 in LADD006). This is being verified from other drillholes progressively as the exercise is being extended to cover the remaining drillholes to establish a stronger conclusion going forward.

7.5. Structures

Gold mineralisation within the Adumbi deposit is related to the northwest trending shear zones, which dip steeply towards the northeast and which, in some parts of the area, seem to utilise the competency contrast between two lithologies, namely the BIF-chert and the tuffaceous-greywacke metasedimentary rocks.

This mineralisation occurs over a strike length of 2 kilometres in a zone approximately 100 metres wide to a depth of approximately 560 metres. The continuity of mineralisation appears to be oriented vertically close to the wall rocks of the BIF. The strike orientation of the BIF is northwest-southeast, which is parallel to the trend of the Upper Kibalian rocks. The BIF is interpreted to have a steep, near-vertical dip. A series of north-northwest striking faults appear to dislocate the BIF, and it is interpreted that these faults have a strike-slip component, resulting in an apparent thickening of the BIF in the central part of Adumbi.

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Structural logging for the Kitenge holes is limited due to the lack of orientated core. However, some observed structural features include:

• Zones of strong shearing associated with extensive ankerite alteration, bleaching, quartz veining and isolated low-grade gold mineralization in drill hole SKDD0028. These zones are very important as gold mineralization in Kitenge is mostly associated with these zones especially when there is a relative high content of sulphides and in particular, the presence of arsenopyrite

Structural logging for the Manzako holes is limited due to the lack of orientated core. Quartz veining within shear zones control the mineralization.

Imbo Permit Structural Data Analysis: Structural data compilation and interpretation for the Imbo Permit was undertaken to collate all available data from recent and previous mapping programmes, domain the datasets, and plot and interpret it using Dips software.  The objectives were to:

• Interpret the structural framework of the Imbo Permit on a regional and prospect scale, and to determine the regional and local structural controls on the distribution of gold mineralization, and,

• Use this in conjunction with geophysical and geochemical data to (a) prioritise new prospect areas for follow-up, and (b) investigate potential extensions in the vicinity of known mineralization.

Data were collated from the following sources:

• Structural readings taken since March 2014 which are recorded in database format and plotted in plan.

• Integration of the underground mapping data gathered by N. Hewson from Adumbi.

• Earlier structural data extracted from maps

Once all future all drill cores are oriented, it would be possible for structural measurements to be taken and integrated with structural data from other sources.

A total of 1,046 measurements (bedding, foliations and quartz veins) covering Adumbi West, Adumbi, Canal, Senegal, Kitenge and Manzako Deposits were compiled from above mentioned sources. These measurements were taken using a strike (right)/dip convention. Plans showing foliation, bedding and quartz veins with inserts of respective stereonet plots are presented in Figure 7-13.

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In general, stereonet plots for the available data on Imbo License shows that quartz veins are generally sub parallel to the foliation and bedding with average orientations of 311°/78°, 315°/81° and 316°/80° respectively. This conforms well to regional trend that is well defined in geophysical data of the Imbo Project. It can also be noted that stereonet plots for bedding shows two major planes which define a fold oriented 317°/07°, a possible regional fold representing early folding event of Imbo Project.

Further analysis of the structural data involved domaining of data on basis of (a) deposits/ targets (b) its association with known mineralization within deposit/ target. This was done with the aim of assisting in a detailed structural interpretation in deposit/ target scale. Details for Adumbi, Kitenge-Senegal and Manzako are provided below.

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Adumbi Deposit

Most of the existing structural data for Adumbi are from underground mapping with some additional data from regional mapping that commenced in March 2014. Figures 7-14 to 7-16 show bedding, foliations and quartz veins plotted on plans with the inserts of the respective stereonet plots.

Stereonet plots for bedding shows two major planes oriented 315°/81° and 137°/84° defining a shallow northwesterly plunging fold (316°/07°), Figure 7-14. Geometry of this fold does not conform to the architectural behaviour of Adumbi mineralization described in this section due to the fact that, this fold possibly represents an earlier folding event that has been mostly over-printed by the later shear-related folding. This is more emphasized by the fact that most of the bedding measurements were taken in the area that are not in the strongly folded and deformed zones.

It is observed that foliations are generally parallel to bedding (Figure 7-15) with average orientations of 314°/79° and 315°/81° respectively, while the quartz veins have general relatively less northerly orientation of 309°/79°

Figure 7-16 also shows stereonet plot for Adumbi quartz veins have two major planes oriented 309°/79° and 125°/83° defining a linear structure that is shallowly plunging to the southeast. It is not known if the intersection of these quartz veins major planes is associated to the mineralising event, but it is doubtful as it is known from previous interpretation that mineralisation at Adumbi is characterized by steep plunging shoots.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

For better understanding of structural behaviour along strike and across Adumbi mineralization, structural data were domained and stereonet plots for bedding in selected domains (blocks labelled 1 - 4) inserted as shown in Figure 7-17.

Stereonet plot of bedding in Domain 1 shows two major planes oriented 316°/82° and 137°/82° that defines a northwesterly shallow plunging fold (316°/04°), possibly representing earlier folding event of Imbo Project.

Bedding in Domain 2 shows two major planes oriented 317°/79° and 351°/76°, defining a north-easterly, steeply plunging fold (087°/76°).

Bedding in Domain 3 shows three major planes oriented 318°/79°, 162°/81° and 013°/81°, defining folds that are trending 063°/78°, 330°/51° and 177°/58°.

Bedding in Domain 4 which covers the area of no shearing or deformation shows a major plane oriented 319°/83°, representing a regional trend of the Imbo Project.

Folds defined in Domain 2 and 3 are possibly shear related folds and probably are minor fold that represent a major fold which is partially exposed in Adumbi. Underground mapping suggests that the fold axes of these minor folds are parallel to the Adumbi shear zone and possibly the shear zone represent the axial plane of a major fold.

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Kitenge and Senegal

The Kitenge and Senegal deposit is located southeast of Canal area. Gold mineralization is hosted in quartz veins within sheared and altered metasediments, mainly Quartz Carbonate Schist and the structure is interpreted as a faulted structure of Adumbi.

Stereonet plot for foliation attitudes indicate average orientation of 318°/79° (Figure 7-18, insert 3) which is generally similar to the regional trend. Due to lack of quartz and bedding measurements no stereonet plots were produced.

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Manzako

Current interpretation shows that mineralized structure in Manzako is different from Adumbi - Canal - Senegal - Kitenge structure.

Gold mineralization in Manzako Deposit is hosted in quartz veins emplaced within sheared basalt.

It is observed that Manzako has two distinct foliation trends orienting at 316°/78° and 148°/76° respectively. The intersection lineation plunges shallowly to the northwest (Figure 7-19, insert 1).  There are few quartz measurements; the available data suggest quartz veins cross cuts foliations at 302°/81° (Figure 7-19, insert 2).

In summary the followings are observations derived from structural analysis of the Imbo Project: -

• Presence of regional fold (Imbo fold) which plunges shallowly to the northwest (07°/316°)

• Regionally, foliations are sub parallel to beddings

• Possible presence of shear related tight fold at Adumbi area indicated by steeply plunging folds adjacent to mineralized structure

• Presence of two structures which intersect at Adumbi and split in the NW and SE of Adumbi in Mabele Mokonzi - Mambo Bado and Canal areas respectively.

• Foliations and mineralized quartz vein trends at Vatican have generally fewer northerly orientations in comparison to Adumbi.

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Structural interpretation to date from the first 6 completed drillholes at Adumbi during the 2020-2021 drilling program is presented below.

Bedding

Stereo net plots for bedding for 1,309 poles from LADD001, LADD003, LADD004, LADD006, LADD07, and LADD008 show a plane oriented at 316°/87° (Figure 7-20) which conforms to the general trend of the Adumbi formation which is NW-SE. A few clusters of poles are however observed at the opposite side of the main cluster (136°/89°) which possibly represents a fold with limb dipping to the SW whereas the majority dip to the NE. This will be ascertained once drilling progresses and more bedding data gathered.

Foliation

It is observed that foliations for 1,141 poles from LADD001, LADD003, LADD004, LADD006, LADD007 and LADD008 are generally parallel to bedding with average orientation of 318°/87° (Figure 7-21). Like bedding, a few clusters of foliation poles are also observed to the opposite side of the main cluster (138°/88°) with a subvertical limb dipping to SW.

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Quartz Veins

The stereo plot of quartz veins (733 poles) from LADD001, LADD003, LADD004, LADD006, LADD007 and LADD008 generally oriented 316°/83° which is almost parallel to bedding/foliation (Figure 7-22). However, the former has relatively less northerly orientation.  A few post mineralisation quartz veins are observed cutting across both bedding and foliation, and in some cases suspected to displace the mineralisation. Poles of these veins are scattered all over and away from the main cluster.

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Bedding/Foliation Intersection Lineation

The bedding/foliation intersection lineation is 86° @ 342° (Figure 7-23). If the foliation is axial planar then this intersection lineation should approximate a fold axis.

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Bedding / Quartz Vein Intersection Lineation

The Bedding / quartz vein intersection lineation is 25° @ 319° (Figure 7-24).

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8. DEPOSIT TYPES

Gold deposits within the Imbo Project are associated with the globally important Neo-Archean orogenic gold deposits, examples of which are found in most Neo-Archean cratons around the world. Gold mineralisation is associated with epigenetic mesothermal style of mineralization. This style of mineralization is typical of gold deposits in Neo-Archean greenstone terranes and is generally associated with regionally metamorphosed rocks that have experienced a long history of thermal and deformational events. These deposits are invariably structurally controlled.

Mineralisation in this environment is commonly the fracture and vein type in brittle fracture to ductile dislocation zones. At the Adumbi deposit, the gold mineralisation is generally associated with quartz and quartz-carbonate-pyrite ± pyrrhotite ± arsenopyrite veins in a BIF horizon.

Examples of similar type gold deposits to Adumbi include Geita in Tanzania, Kibali in northeastern D.R. Congo, Tasiast in Mauritania, Homestake (U.S.A.), Lupin (Canada) and Moro Velho in Brazil.

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9 EXPLORATION

This section includes a summary of the exploration work completed within the Imbo license area during the 2020/21 exploration phase. The past exploration activity on the Imbo Project was originally summarised in the RPA NI43-101 technical report entitled "Technical Report on the Somituri Project, Imbo Licence, Democratic Republic of the Congo" and dated February 28, 2014. A copy of the said report can be obtained from SEDAR at www.sedar.com.

9.1. Summary of Pre 2014 Exploration

Kilo's main objectives for conducting exploration on the Imbo Project were to:

  Enhance understanding of the extent and style of mineralization in order to successfully diamond drill leading to Mineral Resources estimates for Adumbi, Manzako, and Kitenge; and
  Optimize deposit models and exploration strategies to be applied in delineating other potential deposits within the Imbo Project.

Initial exploration in the Imbo Project in 2010 concentrated on the Adumbi deposit.  The exploration techniques employed included soil sampling, geological mapping and sampling of existing adits, trenching, and diamond drilling. Localities of historical and active artisanal mining operations provided guidance for the initial exploration activities.

Soil Sampling: A total of 9,246 soil samples (including QA/QC samples) were collected over an area of 63 km² covering Kitenge, Manzako, Canal, Vatican, Monde Arabe, and Adumbi deposits and prospects (Table 9-1).  Sample spacing over the Manzako deposit was 20m x 80m and elsewhere, 320m x 20m with some infills at 160m x 20m. All soil samples were collected at a vertical depth of one metre.

Table 9-1: Summary of Soil Sampling by Kilo on the Imbo Project

Year	No. Soil Samples
2010	1,230
2011	3,282
2012	4,206
2013	528
Total	9,246

Analytical Solutions Ltd. (ASL) compiled a report on the soil geochemistry of the Imbo Project in October 2013 and concluded as follows:

  Multi-element data mirrors the lithological interpretation based on the airborne magnetic and radiometric survey.
  There is limited mechanical or chemical dispersion of the medium sampled.
  Six gold anomalous areas were delineated underlain by metavolcanic rocks and void of historical or artisanal exploitation.
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  Two gold anomalous areas were delineated underlain by metasedimentary rocks (and possibly some iron formation rocks) that warrant follow-up exploration.
  Elements usually considered "immobile" are reasonably well digested by aqua regia in deeply weathered soils allowing reliable lithological interpretation.

Geological Mapping: Geological mapping in 2010 was focused on areas of historical gold exploitation and active artisanal mining activities. Approximately 8.4 km² covering the Adumbi Prospect, Kitenge, Manzako, Adumbi North and the Vatican Prospects was mapped.

Lithological contacts and shear zones within the metasediments at Adumbi as well as exposure of weathered or oxidized BIF and chert units on the top of Adumbi Hill were mapped.

There was limited outcrop at Kitenge, nonetheless. multiple quartz veins within the Kitenge shear zone was mapped.

Mapping at Manzako identified a northwest-southeast trending shear zone (over 2 kilometres strike length) hosting a number of existing adits and narrow open pits trending parallel to the strike direction of the shear zone.

Mapping at Bagbaie, Vatican and Monde Arabe identified northwest-southeast trending quartz vein hosted shear zone with artisanal workings.

Trenching: Trenching was undertaken in order to evaluate near-surface gold mineralization and to provide lithological information to determine the strike extent of mineralization and gold bearing host rocks.

In all, 44 trenches totalling 4,753 metres were excavated over the Adumbi, Kitenge and Manzako deposits from 2010 through to 2012. This comprised 23 trenches for 2,745 metres at Adumbi, 6 trenches for 878 metres at Kitenge and 15 trenches for 1,130 metres at Manzako. Table 9-2 summarises some significant trench intercepts at Adumbi, Kitenge and Manzako.

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Table 9-2: Summary of significant trench intercepts at Adumbi, Kitenge and Manzako

TRENCH ID	FROM	TO	INTERCEPT WIDTH	Grade
	(m)	(m)	(m)	(g/t Au)
SATR002	23.95	24.95	1	1.50
SATR004	0	13.5	13.5	1.18
	15	20.3	5.3	1.64
SATR005	73.3	79.2	5.9	2.06
SATR006	0	3	3	1.18
	4.9	15.8	10.9	0.96
	29.1	43.5	14.4	2.17
SATR007	3.3	8.8	5.5	5.15
SATR008	0	7.5	7.5	1.87
	59.5	63.5	4	1.38
SATR009	25.6	29	3.4	0.91
SATR010	7.7	12.7	5	1.03
	21.4	30.2	8.8	1.86
SATR013	26.1	38	11.9	1.64
SATR014	64.3	66.9	2.6	1.59
SATR015	21.8	25.8	4	1.48
SATR017	40.6	45	4.4	1.65
SATR018	10.4	13.1	2.7	4.02
	63.3	68.7	5.4	0.98

Underground Exploration: Accessible adits and underground workings were geologically mapped and sampled at Adumbi, however, those at Kitenge and Manzako were not readily accessible.

In 2010, Kilo geologists sampled 4 historical adits at Adumbi totalling 609 metres and generated 549 horizontal channel samples (including QA/QC samples).

In 2012, a Kilo contract geologist mapped and sampled additional three adits and two cross-cuts at Adumbi.  He also mapped the four adits sampled in 2010 and other mine workings where accessible.

In all, a total of 907 metres were sampled to generate 843 channel samples. Significant underground sample results at Adumbi are presented in Table 9-3. None of the other historical underground mine workings on the Imbo Project were geologically mapped or sampled by Kilo.

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Table 9-3: Significant underground sample results at Adumbi

ADIT ID	FROM	TO (m)	INTERCEPT WIDTH	GRADE
	(m)	(m)	(m)	(g/t Au)
SAAD001	101	109	8	2.63
	113	154	41	1.31
SAAD002	97.5	107.5	10	2.06
SAAD003	155.5	159.5	4	1.66
SAAD006	29	31	2	2.12
	111	114	3	2.37
	119	123	4	2.47

Airborne Geophysical Survey: Kilo contracted New Resolution Geophysics (NRG) from South Africa to complete a high resolution, helicopter mounted, XPlorer magnetic and radiometric survey for the Imbo Project.  The survey was flown from April 12 to 15, 2012, over 1,416 km at a line spacing of 100 m by 1,000 m orientated at 040º - 220º. NRG produced plots of:

• Total field gradient enhanced magnetics

• First vertical derivative magnetics

• Reduced to pole magnetics

• Analytic signal

• Four channel NASVD processed radiometric data (total count, potassium, uranium and thorium) (Figure 9-4)

• Calculated digital terrain

The magnetic survey delineated a number of linear anomalies characterized by demagnetization. In addition, a BIF was delineated over a strike length of two kilometres from the demarcated northwestern limit of the Adumbi-Canal gold deposit.  The total field and radiometric data were utilized by Kilo in the compilation of the structural and lithological interpretation for the Imbo Project.

9.2. Post 2014 to 2020 Exploration

Following the Inferred Mineral Resource of 1.675 million ounces of gold outlined in February 2014 by independent consultants Roscoe Postle Associates Inc ("RPA") on three separate deposits, Adumbi, Kitenge and Manzako (Figure 7-2),  RPA made a number of recommendations on Adumbi, which were subsequently undertaken during the period 2014-18. The following sub-sections outline work carried out during the period.

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Soil Sampling

In 2017, a soil sampling program (area of 1.5 x 5 km, on a 40 x 160 m grid) was planned east of the Imbo River with the objective of further investigating BLEG and rock chip anomalies identified in 2015. This however was not carried out as planned.

In April 2020, soil sampling commenced in the Imbo East Prospect and is continuing.

Regional BLEG Survey

A BLEG (Bulk Leach Extractable Gold) survey was carried out over the Imbo Project between March and June 2015. BLEG sampling is a regional geochemical technique involving the analysis of stream sediments with the objective of defining areas of gold anomalism for more detailed follow-up. It has the advantage of reliably assessing large tracts of ground relatively quickly and cost-effectively.

The main objective of the programme by Kilo was to assess the parts of the Imbo Project not covered by grid mapping and soil geochemistry, in particular the area to the east of the Imbo River where no ground-work has been carried out.  However, in order to compare results in these areas with zones of known mineralization, the whole of the licence area was covered (Figure 9-1).

The survey was conducted in two stages, Phases 1 and 2 covering the areas to the west and east of the Imbo River respectively.

Sample Selection: The drainages, catchment boundaries and sampling sites were delineated in Target® using a 5 m colour elevation image and hydrography vector map produced from Landsat data by Photosat in Toronto (Figure 9-2).  A 2 m topographic contour map, also generated by Photosat, was used where necessary (Figure 9-2, inset).

A total of 166 drainage catchments were defined with a total area of 113 km2, resulting in an average catchment size of 0.68 km2.  UTM co-ordinates for the selected samples sites were derived from Target® and transferred to the hand-held GPS instruments used by the sampling teams.

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Sampling Procedure and Sample preparation:

Phases 1 and 2 were both carried out by two sampling teams, each consisting of a geologist accompanied by a field assistant and four labourers.  The Phase 1 sampling sites were all accessed from the Adumbi base camp whiles 4 fly camps were established east of the Imbo River to facilitate Phase 2.

BLEG samples were collected according to the protocol detailed below:

• The sampling teams navigated to each site by handheld GPS.

• At the sampling site, the geologist recorded the characteristics of the stream and alluvial material, any sources of contamination such as artisanal workings and settlements and mapped/sampled any outcrop in the vicinity. The BLEG site logging and sampling form is shown in Appendix 9-1.  All data was transferred to an electronic database in the base camp.

• Using plastic scoops, about 200 g of the finest sediment fraction (mud) was collected from the top of the stream bed, at about 15 places along the stream, within 20 m of the planned site.

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• The material collected was transferred into a single plastic bucket, the bucket filled with water, the contents swirled, and allowed to stand for 15 seconds.

• The mud suspension was then passed through a 1 mm nylon mesh into a second plastic bucket to remove organic debris leaving any sand and silt as a residue in the bottom of the first bucket.

• Pre-prepared Magnafloc® solution was then gradually added to the mud suspension until flocculation of the mud could be seen.

• After allowing to stand for several minutes, excess water was decanted from above the flocculated mud.

• The flocculated mud slurry was then poured into a pre-marked calico bag, allowing most of the remaining water to drain through the bag.

• As and when necessary, the calico bag was gently squeezed to further reduce the water content.

• The weight of the wet sample was recorded, a minimum of 3 kg being required to provide 1 kg of dry sample.

• Field duplicates were collected at every fifth sampling site.  The 33 field duplicate samples were collected in exactly the same way as the original samples, from the same stretch of stream, and given independent sample numbers.

• Back at the camp, the samples were air dried for several days, with frequent agitation by hand to prevent caking.

• Final drying to remove any remaining moisture was done by placing samples in the laboratory oven for 12 hours at 80°C.

• Final disaggregation of the clay particles was carried out by gently rolling with a bottle.

• 1 kg of each sample was weighed and transferred into marked geochemical sample packets and sealed in plastic bags for despatch.  Standards (1 per 50 samples) and blanks (2 per 50 samples), gaps for which had been left in the sampling sequence, were inserted at this stage.

At these localities, standard stream sediment samples were also taken, for comparison with the BLEG data.  A total of 166 BLEG samples were collected for both phases 1 and 2, in addition to 33 field duplicated. Also 33 stream sediments plus 33 field duplicates were collected during the exercise.

BLEG Samples

The original and duplicate BLEG samples were assayed as follows:

• No additional sample preparation required.

• Au, Ag, Cu and Pd by cyanide leach bottle roll on 1 kg, with reporting limits for Au of 1 ppb to 10,000 ppb (Method Au-CN12).

• A suite of 53 elements by aqua regia digestion of 0.5 g of sample, and analysis by ICP-MS and ICP-AES (Method ME-MS41L).

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Stream Sediments for Fire Assay Comparison

The original and duplicate samples were dried and disaggregated at the camp, and were submitted to the laboratory for analysis as follows:

• Sieve to minus 80 mesh.

• Fire assay of the minus 80 mesh fraction for Au, using a 50 g charge (Method Au-AA24).

• A suite of 53 elements by aqua regia digestion of 0.5 g of sample, and analysis by ICP-MS and ICP-AES (Method ME-MS41L).

A summary of the sample types, numbers and analytical methods is given in Table 9-4.

Table 9-4: Summary of sample types and analytical methods, Phases 1 and 2

Sample Type	No. of samples			Analytical Methods
	Phase 1	Phase 2	Total
BLEG	76	90	166	Bottle Roll (Au) Multi-element ICP
BLEG - Field Duplicate	15	18	33	Bottle Roll (Au) Multi-element ICP
Stream Sediment	15	18	33	Sieve to -80 mesh Fire Assay (Au) Multi-element ICP
Stream Sediment Field Duplicate	15	18	33	Sieve to -80 mesh Fire Assay (Au) Multi-element ICP

BLEG Sampling Results: All BLEG sample results (Au bottle roll) are as plotted in Figure 9-3 below. The map illustrates the spatial distribution of individual gold values.

Gold: Gold values for all catchment areas are shown in Figure 9-3 which highlights the annotation of the anomalies.  The following observations could be made:

• A close spatial relationship exists between catchments with higher Au values and the known mineralization at the Adumbi, Kitenge, Manzako and Monde Arabe prospects.  It should be noted however, that mining during colonial times, followed by intense artisanal activity over several decades, has probably increased the amount of gold released into the associated drainages.  It should not be assumed, therefore, that lower-order anomalies elsewhere are not significant in terms of mineralization potential.

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• In the Phase 1 area, anomalous values of 62 ppb and 108 ppb Au were returned for catchments 21 and 13 respectively.  These catchments are not completely covered by the current soil sampling grid and are recommended for follow-up work.

• Catchment 48 returned a value of 324 ppb Au, significantly higher than the sample from the catchment upstream (185 ppb) which probably represents downstream distribution of gold from the Canal and Vatican prospects.  Additional work in Catchment 48 is recommended.

• Other catchments in the Phase 1 area, to the north and south of the current soil sampling grid, have a low gold mineralization potential, and no further work is recommended in these areas.

• In the Phase 2 area, the Au data clearly indicates a southeastern extension of the Adumbi/Kitenge/Manzako mineralized zone, over a strike of at least 7 km.  Anomalous values in this area range from 51 - 719 ppb Au, the highest value occurring in a catchment in the Esio area immediately northwest of several colonial adits.

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• Catchments in the northern part of the Phase 2 area generally returned background gold values, although weakly anomalous values of 12 - 18 ppb occur in some areas associated with alluvial diggings and a rock chip sample of BIF grading 1.69 g/t Au.  Mineralisation in this area seems to be less well-developed and more sporadic than the zone to the south, and it is recommended that follow-up should be concentrated in the southern zone at this stage.

Comparison of the BLEG and stream sediment samples indicates that, for samples with Au contents >50 ppb, both methods provide similar results.  However, for samples with <50 ppb Au, the BLEG samples provide more consistent data, with less analytical scatter. The multi-element ICP data for original and field duplicates shows good correlations for both methods.  However, correlation coefficients are slightly higher for the BLEG samples indicating a lower nugget effect.  It is therefore recommended that for future regional surveys, BLEG sampling should be employed with Au analyses by bottle roll, rather than stream sediments with gold analysis by fire assay.

Analytical Results of the standards, blanks and field duplicates conclude that: (a) the sampling method successfully produced representative samples with a low nugget effect and very good repeatability, and (b) the laboratory produced accurate and precise results, with no significant analytical error or bias.

Multi-Elements: In all,  52 elements were analysed in addition to gold and can be classified into the following groups: (a) elements associated with gold mineralization, (b) elements preferentially associated with the metasedimentary terrain, (c) elements preferentially associated with the metavolcanic terrain, and (d) elements with no apparent association.  This grouping is summarised in Table 9-5 below.

Table 9-5:  Association of elements in the Phase 1 and 2 BLEG survey areas

Association	Elements
Gold Mineralization	Ag, As, Bi (weak), Hf (weak), Hg, Pb (weak), Th (weak), W (weak), Zr (weak)
Metasedimentary Terrain	Ce, Cs, K, La, Mo, Rb, Se, Sr, Ti, U
Metavolcanic Terrain	Al, Ca, Co, Cr, Cu, Fe, Ga, In, Li, Mg, Mn, Ni, P, Sb, Sc, Ti, V, Y, Zn
No Apparent Association	Ba, Be, Cd, Ge, Na, Nb, Pd, S, Sn, Te

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Conclusion - It is concluded that:

To the west of the Imbo River, outside the known mineralization in the Adumbi, Kitenge and Manzako areas, the most significant Au anomalies are:

• Catchment 13 (108 ppb Au, 346 ppm As) located 3 km NW of Adumbi.

• Catchment 21 (62 ppb Au, 790 ppm As) located 2 km NE of Adumbi.

• Catchment 48 (324 ppb Au, 234 ppm As) located 3.5 km S of Adumbi.

To the east of the Imbo River, anomalous Au values occur in a zone trending NW-SE over a strike of 7 km, which appears to be the strike extension of the Adumbi/Kitenge/Manzako mineralized trend.  Maximum Au and As values for the BLEG samples are 719 ppb and 140 ppm respectively.  The anomalous zone covers an area of colonial and artisanal mining activity, with rock chip samples taken during the BLEG survey grading up to 15.1 g/t.

• The current survey has enabled the Imbo Project to be geochemically sampled reliably, quickly, and cost effectively.  It has been of particular importance in assessing the mineralization potential of areas not previously explored on the ground, i.e. outside the soil grid to the west of the Imbo River, and the whole area east of the Imbo River.

• The data quality and effectiveness of the BLEG technique is supported by the multi-element results, which correlate well with the distribution of metavolcanic and metasedimentary rocks, interpreted from geophysical data.

Recommendation -

It is recommended that:

• Follow-up exploration should be prioritised in the zone of anomalous BLEG samples in the southern part of the Phase 2 block, commencing in the central part near the Esio workings, and extending along strike to the NW and SE.

• Second priority follow-up should incorporate the three anomalous catchments to the west of the Imbo River, which lie outside the current soil grid.  The As value for catchment 21 is very high at 790 ppm and should be the initial focus.

• Work on the above anomalies should initially comprise soil sampling in areas of residual overburden (or auger drilling where the overburden is suspected to be transported) initially on 160 m-spaced lines.

• Similar drainage sampling surveys should be carried out on Adumbi Holdco's other licences in the Ngayu belt.  Sampling should be done by the BLEG method with Au analysis by bottle roll, rather than non-flocculated samples by fire assay.

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Geological Mapping

Mapping and channel sampling of workings in the Adumbi, Adumbi West and Adumbi Hill areas was undertaken, and a summary of the work completed is shown in Table 9-6 and Figure 9-4. Mapping was carried out on 50 m-spaced lines, and in addition to lithological and structural data, various physical features such as old and active workings, tracks, streams and settlements were captured.

Part of the objective of mapping Adumbi Hill was to be able to correlate the surface geology, workings, adits and other surface information with that known from the drilling and other existing data including recently surveyed adits and workings.

Table 9-6:  Summary of mapping and pitting programmes in the Adumbi and Adumbi West areas,

			Activity					Samples
		Trench		Pit		Other Channels
Month	Gridding	Number	Metre	Number	Metres	Number	Metres	Rocks	Trench	Regolith Pit	Other Channels
Mar 2014	0.00	0	0.00	0	0.00	0	0.00	0	0	0	0
Apr 2014	0.00	0	0.00	0	0.00	0	0.00	0	0	0	0
May 2014	0.00	0	0.00	0	0.00	0	0.00	0	0	0	0
Jun 2014	16.00	0	0.00	4	10.10	0	0.00	56	0	14	0
Jul 2014	39.64	0	0.00	0	0.00	0	0.00	55	0	0	0
Aug 2014	6.64	1	206.00	0	0.00	0	0.00	8	32	0	0
Sep 2014	21.20	0	70.60	0	0.00	0	0.00	44	34	0	0
Oct-14	24.00	0	103.40	0	0.00	0	0.00	56	8	0	0
Nov-14	24.00	0	0.00	0	12.90	0	0.00	5	0	0	0
Dec-14	13.00	1	0.00	5	0.00	0	0.00	4	0	20	0
2014	144.48	0	380.00	9	23.00	0	0.00	228	74	34	0
Jan-15	7.00	0	0.00	0	0.00	19	143.10	8	0	0	140
Feb 2015	0.00	0	0.00	17	57.45	13	66.30	7	0	73	71
Mar 2015	0.00	0	0.00	26	67.60	4	19.55	14	0	91	26

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Apr 2015	0.00	0	0.00	0	0.00	16	86.60	10	0	0	109
(YTD)	7.00	0	0.00	43	125.05	52	315.55	39	0	164	346
Total 2014-2015	151.48	1	380	52	148.05	52	315.55	267	74	198	346

Mapping in the area to the west of the Adumbi Hill exposed several abandoned and active workings including, trenches, artisanal pits, adits and some outcrops found along cross lines. These features are concentrated around the Mabele Mokonzi area located to the eastern part of Mambo Bado artisanal camps, the western part of Adumbi Hill, Kananga located to the northeast of the grid, and a small part of the Adumbi Hill. A large riverine swamp being drained by the Adumbi River is the locus of moderate alluvial activity by artisanal miners

Three zones of BIF were inferred based on rare outcrop and float, and occur within a sequence of quartz carbonate, carbonaceous and chlorite schists.  Quartz veins up to 45cm wide occur within the schist and are being exploited by artisanal miners.  In the vicinity of these veins, the host rocks contain weak to moderate foliation parallel quartz veinlets, patches of limonite, and may also display disseminated crystals of pyrite and boxworks.

Rock chip sampling was also carried out in tandem with the geological mapping exercise. A total of 267 samples were collected for assay.

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Trenching

Re excavation of an 850 m-long colonial trench was commenced in August 2014 aimed at exposing lithologies for lithostructural mapping purposes. Selective sampling was also carried out in places where significant alteration was observed (Figure 9-5).  Trenching was however suspended in September Sept 2014 due to continued sidewall collapse and repeated cleaning and clearing efforts required after heavy rainfalls.

A total  301 m was cleaned/reopened, and 74 samples collected.  Sampling was not carried out where no significant alteration was observed, or where the trench was deemed unsafe.

The main lithologies observed are quartz carbonate schist and chlorite schist, totally oxidized with weak foliation parallel veins of quartz ranging from 0.5 to 25 cm wide.  The BIF unit targeted not intersected, and no major altered or sheared zones were encountered prior to suspending the program. The foliation and quartz veins have an average strike of 310° and dip mostly at about 70° to the NE.

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Pitting

A total of 52 pits on selected IP lines at 80 m intervals were dug in the Adumbi West, Adumbi South, Vatican and Senegal areas. The pits were designed to assist the interpretation of responses from underlying soil geochemistry and IP signatures, and to further the understanding of regolith patterns and distribution in these areas, and the wider Imbo Project. All pits were vertically channeled, with the different regolith horizons and saprolite sampled separately.

The pit logging showed that many of the previous soil samples would have been taken within the transported horizon, despite being sampled at a depth of 1 m.  Although the current program suggests some of the transported material may be proximal, this is not always the case.  The possibility therefore exists that the soil results are locally (a) giving false anomalies, or (b) not detecting underlying mineralization.

The pitting program demonstrated the complexity of the regolith in the Adumbi area and supports the conclusion from radiometric and ICP data that a large proportion of the area is overlain by transported soil. The pit logging showed that most of the previous soil samples would have been taken within the transported horizon, despite being sampled at a depth of 1 m.  Although the program suggested some of the transported material may be proximal, this was not always the case.  The possibility therefore exists that the soil results are locally (a) giving false anomalies, or (b) not detecting underlying mineralization.

Topography Survey

All the Adumbi drill hole collars, trenches and accessible adits and adit portals were accurately surveyed and the data appropriately georeferenced. In addition, all accessible underground excavations and workings were accurately surveyed.

Survey work commenced in late July 2014.  Co-ordinates were based on the existing reference control points, which were corrected and re-fixed by a consulting surveyor from Map Africa, RSA.  The three control beacons (Table 9-7) are located inside the Adumbi base camp and have the following final adopted co-ordinates system UTM (ZONE 35NORTH) based on WGS 84:

Table 9-7: Adumbi Prospect survey control points

PID	EAST-UTM	NORTH-UTM	ELEVATION	CODE
14MRSCM	596523.35	191570.88	649.6	10IPIC
14SCM1	596620.47	191457.32	644.39	10IPIC
14SCM2	596669.84	191500.62	646.41	10IPIC

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Drill Collar Survey: The drill holes were surveyed by measuring the collar position on the concreted surface as shown in Plate 9-1.  All Adumbi and Canal drill holes (with exception of abandoned holes) were surveyed, and all data saved in the Company's survey computer.

Plate 9-1: Survey of drill hole collars, Adumbi deposit

The old and new drill collar positions are shown in plan view in Figure 9-6.  The following maximum differences are seen between the data sets:  X = 11.20 m, Y = 10.90 m, and Z = 52.55 m.

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Adit Survey: All known adits in the Adumbi deposit were surveyed by DGPS R10 and total station S3 DR. These included the 7 adits which were sampled and used for resource calculations (Figure 9-7). The survey measurements were taken by fixing the entrance (portal) of the adits, followed by survey inside the adits of the floor, roof, and side walls wherever possible (Plate 9-2)). Intersection points in the adits of crosscuts, reef drives etc. were also surveyed, in order to aid georeferencing existing underground geological maps.

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Plate 9-2:  Adit surveying, Adumbi deposit

All the final survey coordinates files for the Adumbi adits were saved in the Company's survey computer.

Following the accurate surveying of the 10 historical adits and appropriately georeferencing, the 796 adit samples (1,121 metres in total) when applied should have positive implications on the data spacing and classification of any future mineral resources.

Trench Survey: Surveys were carried out by locating the outlines and elevation in order to determine the shape and the original ground surface along the excavated trench. Some trenches however were damaged either by back-filling or artisanal activities, and therefore made it difficult to accurately determine the original positions.

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With the Adumbi drill hole collars, trenches, and accessible adits/portals as well as accessible underground excavations and workings now  accurately surveyed and the data appropriately georeferenced,  the new and improved quality of the exploration data will have positive implications on potential future classification of the mineral resources.

Underground Exploration

The only underground exploration activity undertaken during the post-2014 exploration campaign was the surveying and geo-referencing of the adits.

Airborne Geophysics Survey

Induced Polarisation (IP) and LiDAR are the only geophysical surveys conducted during the post 2014 exploration campaign.

Induced Polarisation (IP) Surveys

An initial Pole-Dipole (PDP) orientation survey was undertaken over known mineralisation and results of which warranted a systematic Pole-Dipole sections in other prospective areas in order to generate drilling targets, in particular the Adumbi West prospect.

The IP equipment and operators who were on loan from another company for 3 months, arrived on site on October 17, 2015 to commence the program which was completed on June 16, 2015.

Pole-Dipole Methodology: Unlike Gradient Array surveys which measure near surface resistivity and chargeability responses, the Pole-Dipole method delivers greater depth penetration and cross-sectional data.

The PDP array is conceptually straight forward and works by applying electric current to the earth using two electrode pits; one located 50 meters from the starting point and named the moving electrode pit, while the other, named the infinity pit remains stationery and is located 2 kilometres south of the starting point (transmitter). The northern electrode pit moves along the survey line keeping a distance of 50 m from the last southern pot, and readings at the receiver are taken at 50 m intervals.

The receiver is connected to a series of eleven electrode pots via a multi-conductor electrical cable along the survey line. The transmitter and generator are fixed permanently at a convenient location in the centre of the survey lines.  The electrical wires are connected to the transmitter and transmit current to the ground when connected to the electrode pit. The receiver simultaneously records the primary voltage, resistivity and chargeability of the underlying rock formations.

Pole-Dipole Survey: Three lines were selected for survey at Adumbi, (AWL02, AEL02, and AEL06). This array covered the central part of the main Adumbi deposit and is considered to be the most representative of the Adumbi styles of mineralization. In each case, lines were extended to the southwest beyond the known subsurface geology, to cover a broad untested geochemical anomaly striking parallel to the regional trend of around 310-315°.

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Pole-Dipole Results: The chargeability and resistivity data are presented in 3D in Figure 9-8, and Figure 9-16 shows the data in plan view, sliced at the 500 m RL. As discussed in the previous report, a high chargeability structure is present which, in the Adumbi area, is coincident with the mineralized zone. However, in the Canal and Mabele Mokonzi areas, the mineralization appears to follow a different structure which is situated in the footwall and hangingwall of the high-chargeability structure respectively.

Significant observations from the new data are summarised in Figure 9-9, and include:

• The Adumbi mineralized structure is again associated with a resistivity low, a feature noted on all other lines to the southeast, to the end of the Canal zone.

• There are elevated chargeability values in the interpreted position of the high-chargeability structure, similar in tenor to the other lines from Adumbi to Canal.

• A high chargeability anomaly is present on lines AWL13 and AWL 17, which is coincident with the Adumbi South magnetic lineament, interpreted to be a continuation of the Kitenge structure.  There is a coincident resistivity high on line AWL17.

• As reported last month, extremely high chargeability values occur towards the SW end of Line AWL17.  However, there is no trace of elevated chargeability values on strike to the SE on line AWL13, and the cause of the anomaly is unknown.

• Lines AWL59 - AWL67 confirm the earlier observations that the metabasalt terrain is characterised by lower chargeability and resistivity values than the metasediments.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Pumzika
Contact defined by lower chargeability in basalts
AWL67
AWL63
AWL59
Dieu Merci
Mambo Bado Fault
Adumbi Trend
High Chargeability Structure
Kitenge/Adumbi South Trend
Mambo Bado 1
500 m
N
Basalt contact from radiometrics
Mabele Mokonzi
AWL13
AWL09
Km 51 Fault
Mambo Bado 2
Adumbi
Unknown chargeability high – no strike continuity
Chargeability high coincident with Adumbi South mag lineament
Canal
A
Generally lower resistivities in basalts
Pumzika
AWL67
AWL63
AWL59
Mambo Bado Fault
Dieu Merci
Adumbi Trend
High Chargeability Structure
Kitenge/Adumbi South Trend
Mambo Bado 1
500 m
N
Basalt contact from radiometrics
Mabele Mokonzi
AWL13
AWL09
Resistivity low corresponds with Adumbi-Mabele Mokonzi mineralized zone (same as other lines)
Km 51 Fault
Mambo Bado 2
Adumbi
Resistivity high coincident with Adumbi South mag lineament
Canal
B

	Loncor Resources Inc.
	Pole-dipole results and the Adumbi, Mabele Mokonzi and Adumbi West areas, overlain on the magnetics(RTP): (A) chargeability, (B) Resistivity .
	IMBO PROJECT	April 2021

Figure 9-9

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Gradient Array Data

Given the fact that the sectional pole-dipole IP data was proving to be very useful in the structural interpretation of the Adumbi area, gradient array IP was planned in order to provide chargeability and resistivity data in plan view. The gradient array surveys were carried out on 1 km x 1 km blocks, with a 50 m line spacing and a station spacing of 25 m along the lines. The layout of the gradient array grid, transmitter, injection points, receiver and electrodes (pots) is shown in Figure 9-10.

The Gradient Array (GA) survey was completed, and processed data was received from Spectral Geophysics (Figure 9-11).

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Chargeability and resistivity maps of the GA data are shown in Figures 9-12A and 9-12B respectively.  The chargeability map shows a prominent high associated with the Adumbi and Canal mineralization, stretching from the Mambo Bado fault in Block 4 to the Vatican Fault in Block 1. The continuity of the chargeability high into Block 2 is disrupted by the Vatican fault and its associated splays but is clearly defined in Block 3 in the hanging wall of the Kitenge mineralization.

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The resistivity map shows a low associated with the best-developed section of the Adumbi mineralization, but unlike the pole-dipole (PD) resistivity data, this does not continue southeastwards into Canal (see below).  The other patchy resistivity lows are not associated with known mineralization and are probably lithological in origin.  A linear resistivity high is present immediately southwest of the Adumbi low, which appears to extend to Canal and continue up to the Vatican Fault.  If this represents the same continuous zone, it would support the hypothesis that Canal does not represent the direct strike extension of Adumbi. The Kitenge prospect is associated with a GA resistivity high and is possibly the faulted equivalent of the Canal zone.

The main GA chargeability and resistivity features are overlain on the PD data in Figures 9-13A and 9-13B respectively. Although there is a broad correlation between the two data sets, there are clear discrepancies. For example, in the Canal area, the chargeability high from the GA diverges from the high defined by the PD sections, and in the northwest of Block 4 there is a clear displacement between the GA and PD chargeability highs.  For the resistivity data, the most obvious discrepancy is in the Canal area, where the mineralization is represented by a well-defined low in the PD sections, but as a relatively high on the GA map.

The differences between the two data sets are principally due to the fact that the GA layout measures the IP properties of the rocks at relatively shallow depths below surface (say 40 - 70 m) whereas the PD array provides a profile of the IP response to a depth of about 200 m.  In areas of relatively deep weathering, the GA will respond to the shallower saprolite, compared to the deeper parts of the PD profile where minerals such as sulphides are unoxidised.  It is therefore concluded that in moderately to deeply weathered areas with poor exposure, GA is a useful tool for generating a basic map to assist the early stages of exploration.  PD is more suitable for locating chargeability and resistivity anomalies for drill testing and assisting with the more detailed structural interpretation of the area.

It is recommended that in future, all IP data is assessed by a geophysical consultant to confirm and expand upon the current in-house interpretations.

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Block 4
Block 5
Block 1
Block 2
Block 3
N
1 km
A

Block 4
Block 5
Block 1
Block 2
Block 3
N
1 km
B

Loncor Resources Inc.

Gradient Array anomalies superimposed on the Pole-Dipole at the 500 m RL; (A) Chargeability, (B) Resistivity

IMBO PROJECT	April 2021

Figure 9-13A and 9-13B

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LiDAR Survey

Per RPA's recommendation, a LIDAR survey was completed over Adumbi by Southern Mapping of South Africa. The survey was carried out from January 17 through to January 24, 2020 as part of a large program covering the Ngayu Kibali areas encompassing the Imbo Project area (Figure 9-14).

The topographical survey was undertaken to produce rectified colour images and a digital terrain model (DTM) of the surveyed project area. The survey was carried out using an aircraft mounted LiDAR system that scanned the ground below with a 125 kHz laser frequency rate, resulting in a dense DTM of the ground surface and objects above the ground. Digital colour images were also taken from the aircraft and rectified to produce colour orthophotos of the surveyed project area. The survey was flown at a height of approximately 750m and ortho images with a 7cm pixel resolution have been produced.

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The following equipment were used:

Aircraft:  Cessna F406 (ZS-SSY).

LiDAR Scanner: Optech Orion M300 (12SEN306).

Camera: iXU RS-1000 Phase One.

Ground control points were placed and surveyed by the client and their coordinate values were used for the vertical and horizontal checks on the full aerial LiDAR survey. The coordinate system is in WGS84 UTM35N.

The following information were supplied to Loncor following completion of the survey.

• CAD design files in Microstation DGN, DWG & DXF format showing:

i.Orthophoto tiles (1400m x 1400m) & LiDAR point block (1500m x 1500m) layout

ii. Contours at 0.5m, 1m and 2m intervals

iii. The surveyed project area with boundaries

*The contours have been smoothed and are merely an aesthetic representation of the ground shape.

• Ortho-rectified aerial images in ECW format with a 7cm pixel resolution.

• Full LiDAR points in LAS1.4 format with the following feature classes (Table 8):

Table 9-8: LiDAR classification values

Classification Value	Meaning
1	Unclassified
2	Ground
3	Low Vegetation (0.5 - 2m)
4	Medium Vegetation (2 - 5m)
5	High vegetation (5m>)

• This LiDAR Survey report.

All the above data are in the WGS84 UTM35N coordinate system, with orthometric heights as calculated in TerraScan using the EGM1996 and EGM2008 geoidal models.

Interpretation of the LIDAR data is currently underway. Once completed, this will aid in structural and regolith mapping.

Relative Density (RD) Measurements

Relative Density (RD) measurements on Adumbi drill core were previously determined by ALS Chemex in Johannesburg and by a laboratory in Vancouver as shown in Figure 9-15, however, major discrepancies existed between the two data sets, and in many cases the reported RD values were very different from what was expected from the drilled lithologies. RPA questioned thehe reliability of one or both data setsand adviced a comprehensive review of the studies.

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Given the critical role reliable RD values play in resource estimation and mine planning, it was deemed necessary to carry out systematic measurements on all Adumbi drill core.  All RD measurements were undertaken on site following the summarized procedure below:

• Measuring the RD at 1 m intervals in mineralized zones.

• Measuring the RD at 2 m intervals outside mineralized zones.

• To avoid sampling bias, the first piece of core after the metre mark weighing >200 g is taken.

• All samples were completely dried in an oven, before coating with varnish to prevent water absorption during weighing.

• Measurements were made on an Archimedes balance, using the sample weights in air and water.

• QC procedures involve re-weighing after water immersion to ensure that the varnish coating has been effective, and that no significant absorption of water has taken place.  Any measurements where >1% water has been absorbed were disregarded, and the procedure repeated using the next piece of core in the core tray.

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A total of 5,385 samples were collected out of which 25 failed the QC criteria due to the fact that they were highly friable and could not be properly sealed with varnish.

The Relative Density (RD) programme was thus completed, with a total of 5,360 measurements taken. The average relative densities for all oxide, transition and sulphide zone samples are shown in Table 9-9, and the measurements for mineralized (≥0.5 g/t Au) and unmineralized (<0.5 g/t Au) rock are compared in Table 9-10. The average oxide, transition and sulphide zone RDs for mineralized rock are 2.45, 2.82 and 3.05 respectively.

Table 9-9:  Summary of all RD measurements on Adumbi core

Type	Total No.	Pass	Fail	% Fail	RD All	RD Pass	RD Fail
Oxide	1406	1384	22	1.56	2.26	2.26	2.38
Transition	829	826	3	0.36	2.59	2.59	2.34
Sulphide	3150	3150	0	0	2.91	2.91	-
Total	5385	5360	25	0.46	2.69	2.69	2.38

Table 9-10: Summary of RD measurements in mineralized and unmineralized rock

Type	Mineralized		Unmineralized
	No. Samples*	RD	No. Samples*	RD
Oxide	297	2.45	882	2.26
Transition	178	2.82	601	2.54
Sulphide	796	3.05	1953	2.83

*Note: Excludes samples which were not assayed

The RD figures used by RPA for their 2014 NI 43-101 report were 1.8, 2.2 and 3.0 for the oxide, transition and sulphide zones respectively. These were based on readings taken by KGL staff using a water immersion method (no details provided) but only 7 readings were taken in the oxide zone.  It is also apparent from the re-logging exercise that the previous determinations of the oxide, transition and sulphide zone boundaries were very inaccurate. As a result, the base of complete oxidation or BOCO used by RPA is up to 75 m too shallow (Figure 9-16) which has resulted in an insignificant oxide resource in RPA's estimate for Adumbi (29,000 oz Au).

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The average RD values for mineralized rock are 2.45, 2.82 and 3.05 for the oxide, transition and fresh material respectively.  The large differences between these figures and those used by RPA (i.e. 1.8, 2.2 and 3.0) are mainly due to: (a) only 7 oxide samples previously being used to derive the average RD for the oxide zone, and (b) the previous logging of the oxide and fresh rock boundaries being very inaccurate.

The values of 2.45 and 2.90 are relatively high compared to saprolite and saprock in general (Table 9-11). However, the mineralization at Adumbi is mostly in BIF, which when oxidised consists of iron oxides interbanded with unweathered chert, rather than the leached, clay-rich assemblage of typical saprolite.

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Table 9-11: Average RDs for the different lithologies at Adumbi

Lithology	Logging Code	Oxide RD			Trans RD			Sulphide RD
		No.	RD Min	RD Unmin	No.	RD Min	RD Unmin	No.	RD Min	RD Unmin
Banded Chert	BCH	2	2.35	2.40	28	2.86	2.93	27	3.11	3.04
Banded Iron Formation	BIF	508	2.45	2.54	226	2.88	2.83	775	3.12	3.10
Carbonaceous Schist	CBS	76	2.32	2.20	51	2.47	2.52	261	2.94	2.89
Carbonaceous Marker	CBS-AS	7	2.52	2.48	20	2.81	2.53	70	3.03	2.89
Chlorite Schist	CS	28	2.22	2.62	65	2.88	2.91	231	3.08	3.01
Interbedded Carb. Schist and Quartz Carbonate Schist	IQCS & ICQS	131	2.34	2.11	97	2.53	2.40	445	2.94	2.78
Quartz Carbonate Schist	QCS	549	2.49	2.04	278	2.48	2.31	1078	2.92	2.77
Quartz Vein	QV	55	2.55	2.54	40	2.66	2.58	137	2.84	2.79
Replaced Rock	RP	49	2.38	-	25	2.89	3.00	95	3.08	3.02

The increase in the sample population coupled with the application of a more rigid RD determination procedure based on recommendations from the RPA resource study, indicates that the new RD measurements from both mineralized and unmineralized material and from the various material types and lithologic units have improved the confidence in the relative RD determination to be applied to any resource estimates (Table 9-12).  Table 9-13 below indicates significate positive variance between the previous model RD and the reviewed work for the oxide and transition materials.

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Table 9-12: Average RD measurements for mineralized Zones 1, 2, 3 and 4 (RP Zone not yet separated)

Type	Zone 1 - Ave RD	Zone 2 - Ave RD	Zone 3 - Ave RD	Zone 4 - Ave RD
Oxide	2.48	2.41	2.57	2.48
Transition	3.01	2.90	2.80	2.71
Sulphide	3.08	3.09	3.00	3.04

Table 9-13: Summary of Previous and Reviewed Mineralised Average RD Measurements

Material Type	RD used in Previous RPA Model	Additional RD Determinations	RD Variance (%)
Oxide	1.80	2.45	36.1
Transition	2.20	2.82	28.2
Fresh	3.00	3.05	1.7

9.3. 2020-2021 Exploration

During the period 2020 - 2021, exploration activities planned in the Imbo Project covered Imbo East.

The program focused on soil sampling in tandem with geological mapping and sampling of rock chips from outcrops and floats, trenching and channel sampling. A total of 245 rock chip samples, 2157 soil samples (including field duplicates) from 77.50 km, 126 trench samples from 421.90 m, and 134 channel samples from 175.10 m were collected (Table 9-14).

Table 9-14: Summary of Imbo East Exploration statistics (2020 - 2021)

	Activity							Samples
Month	Gridding (km)	Trench		Adit		Other Channels		Soil	Rocks	Trench	Adit	Other Channels
		Number	Metre	Number	Metre	Number	Metre
Jan 2020	0	0	0	0	0	0	0	0	13	0	0	0
Feb 2020	0	0	0	0	0	9	71	0	39	0	0	73
Mar 2020	31.64	0	0	0	0	4	12.6	634	39	0	0	13
Apr 2020	39.44	0	0	0	0	0	0	1269	122	0	0	0
May 2020	0	2	225	0	0	6	44.80	0	2	56	0	24
Jun 2020	0.96	5	196.90	0	0	8	46.70	26	19	70	0	24
July 2020	0	0	0	0	0	0	0	0	0	0	0	0
Aug 2020	0	0	0	0	0	0	0	0	0	0	0	0
Sept 2020	0	0	0	0	0	0	0	0	0	0	0	0
Oct 2020	0	0	0	0	0	0	0	0	0	0	0	0
Nov 2020	2.60	0	0	0	0	0	0	71	8	0	0	0
Dec 2020	0	0	0	0	0	0	0	0	0	0	0	0
Total 2020	74.64	7	421.90	0	0	27	175.10	2000	242	126	0	134
2021	2.86	0	0	0	0	0	0	157	3	0	0	0
Total	77.50	7	421.90	0	0	27	175.10	2157	245	126	0	134

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Results

Analytical results have been received for all soil samples from the completed 5.4 kilometre by 2.3-kilometre grid, east of the Imbo River where soil samples were collected every 40 metres on lines 160 metres apart.  Geological mapping, soil geochemical, rock chips and channel sampling of old colonial trenches and artisanal workings have outlined four significant mineralised trends - Esio Wapi, Museveni, Mungo Iko and Paradis - approximately 8 to 10 kilometres southeast of the Adumbi deposit (Figures 9-17 and 9-18 ).

At Esio Wapi, soil geochemical results have outlined a number of plus 130 ppb Au (parts per billion) gold in soil anomalies with a maximum value of 2,230 ppb Au over a 1.9 kilometres long mineralised trend (Figure 9-18).  Channel sample results from old colonial workings included 19.80 metres grading 1.58 g/t Au (open to the northeast), 8 metres grading 1.11 g/t Au and 5.0 metres grading 1.65 g/t Au in brecciated banded ironstone (BIF) and metasediment.  Individual rock sample values included 15.10 g/t and 7.88 g/t Au in quartz veins, 6.39 g/t and 3.08 g/t Au in BIF and 9.06 g/t, 7.91 g/t and 3.24 g/t Au in metasediments.

On the Paradis trend, soil sample results have outlined a broad 1.0-kilometre trend (plus 130 ppb Au) with maximum value of 870 ppb Au.  Significant channel samples along the Paradis trend include 6.8 metres grading 5.44 g/t Au (open to the southwest) in metasediments with quartz veins.  Individual rock sample values included 22.40 g/t, 5.84 g/t and 2.31 g/t Au in quartz veins.

On the Museveni mineralized trend, anomalous soil samples and artisanal workings occur over a strike of 3.2 kilometres with a maximum value of 5,850 ppb Au in soils.  Channel samples from the artisanal workings include 6.0 metres grading 4.37 g/t Au and 1.40 metres grading 62.10 g/t Au and represent high grade quartz veins in metasediment.  Individual rock sample values included 53.90 g/t, 32.80 g/t and 32.60 g/t Au in quartz veins and 18.10 g/t Au in metasediment.
On the Mungo Iko trend, soil samples have outlined a 3.1-kilometre-long mineralised trend (plus 130ppb Au) with maximum value of 1,540 ppb Au.  Individual rock sample values include 12.30 g/t and 3.50 g/t Au in brecciated BIF, 14.20 g/t, 4.81 g/t, and 3.68 g/t Au in metasediments, and 1.97 g/t Au in quartz veins.  Further mapping is required to determine whether the eastern part of the Mungo Iko trend represents a faulted extension of the Esio Wapi trend.

Situated approximately 9 kilometres from the key deposit of Adumbi on the eastern part of the Imbo Project, additional infill soil sampling, augering and channel sampling will be undertaken at Esio Wapi, Paradis, Museveni and Mungo Iko to better define these mineralised trends prior to outlining drill targets.

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10 DRILLING

10.1. Pre 2014 Drilling

Historical work on the Imbo Project included three diamond drill holes completed by BRGM in 1980. Neither this drilling nor any historical trenching or underground sampling by Belgian explorers and operators has been compiled into the Kilo drill hole databases.

As of November 15, 2013, Kilo had completed 167 diamond drill holes totalling 35,400 m on the Imbo Project (Table 10-1).

Table 10-1: 2010 to 2013 Drill program summary of Imbo Project

Year	Prospect or deposit	No. Holes Drilled	Metres Drilled
2010	Adumbi	31	6,301
2010	Canal	1	304
2010	Kitenge	5	1,716
2010	Manzako	3	1,016
2010	Monde Arabe	1	302
2010 Sub-Total		41	9,639
2011	Adumbi	18	2,859
2011	Canal	4	470
2011	Kitenge	4	789
2011	vatican	3	843
2011	Manzako	2	276
2011 Sub-Total		31	5,237
2012	Canal	3	387
2012	Kitenge	28	6,101
2012	Senegal	2	420
2012	Manzako	18	3,641
2012	Lion	1	204
2012 Sub-Total		52	10,753
2013	Kitenge	20	5,581
2013	Senegal	4	772
2013	Manzako	19	3,420
2013 Sub-Total		33	9773
Prospect or Deposit	Adumbi	57	10,321
Sub-Total	(including Canal)
	Kitenge	63	15,379
	(including Senegal)
	Manzako	43	8,555
	(including Lion)
	Monde Arabe	1	302
	Vatican	3	843
TOTAL		167	35,400
Notes:	1. Excludes 63.4 m in SADD0023A as deflection to SADD0023
	2. Numbers may not add due to rounding.

The 2010 and 2011 drilling campaigns were carried out under contract with Senex SPRL, a DRC subsidiary of the drilling company Geosearch, utilizing two helicopter- portable Longyear 38 diamond drill rigs. Drill holes commenced with PQ size drill rods (to produce 85 mm diameter core). Once the upper weathered zone and fractured formations had been drilled, the drill hole was reduced to HQ sized core (63 mm diameter core) through the transition zone from highly weathered and/or oxidized units to fresh unweathered competent rocks. The fresh rock was drilled with NQ size drill rods, producing 48 mm diameter core.  The drill site preparation was generally completed manually, although a bulldozer was used on accessible sites.  Rehabilitation of sites was carried out by Senex SPRL.  Concrete markers were erected on all the drill hole collars.

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From 2012, drilling was performed by Congo Core ETS, a DRC based drilling company, utilizing two Zenix A-5 drill rigs (hole moves used Kilo's bulldozer).  Drill holes commenced with HQ size drill rods and reduced to NQ in fresh rock. Drill site preparation was generally completed by bulldozer. Rehabilitation of drill sites was carried out by Kilo and Congo Core ETS.  Concrete markers were erected on all the drill hole collars.

Core recovery was generally exceptionally good (>95%) in the mineralized sections and unweathered rock, while recovery in the saprolite dropped to approximately 50% (S. Robinson, pers comm).

Table 10-2 summarize the significant drill intercepts for Adumbi deposit.

Table 10-2: Significant drill intercepts from the Adumbi Deposit

BHID	FROM	TO	INTERCEPT WIDTH (m)	TRUE WIDTH (m)	GRADE (g/t Au)

SADD0001	151.6	155.6	4	3.9	2.34
	166.6	173.5	6.9	5.27	3.67
	200	227.6	27.6	20.37	2.56
SADD0003	124.75	159.55	34.8	22.23	3.05
	169.75	176.75	7	5.03	2.78
	245.75	259.25	13.5	10.11	2.89
SADD0004	145.2	152.77	7.57	4.89	3.35
	162.6	180.1	17.5	13.65	6.42
	267.75	271.15	3.4	2.67	4.08
SADD0005	116.3	126.8	10.5	6.62	2.99
	130.5	162.5	32	29.11	2.45
	177.55	193.88	16.33	11.49	1.44
SADD0008	178.8	183.1	4.3	3.24	3.07
SADD0011	18.6	25.8	7.2	4.54	2.33
SADD0015	30.3	38.5	8.2	7.07	1.35
	125.75	135.73	9.98	7.48	1.38
	148.86	169.7	20.84	16.4	4.95
SADD0016	0.5	61.6	61.1	21.19	2.09
	86.95	136.8	49.85	25.51	4.29
SADD0017	165.2	174.15	8.95	6.3	1.33

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	266.7	309.6	42.9	34.2	3.78
	316.44	329.19	12.75	10.07	2.05
SADD0019	87.4	93.6	6.2	4.94	2.26
	174.58	183.78	9.2	8.46	1.54
	189.1	244.1	55	34.7	1.11
	251.94	257.13	5.19	3.91	3.67
SADD0021	9.5	16.7	7.2	5.61	2.58
	45.33	55.46	10.13	7.1	1.76
	62.9	76.4	13.5	9.81	2.52
SADD0022	140.72	145.55	4.83	2.7	1.42
	157.1	163.04	5.94	3.97	1.28
	198.46	220.7	22.24	14.85	1.31
	242.8	272.5	29.7	21.62	3.50
SADD0024	8.2	15.3	7.1	4.51	2.37
SADD0025	30	48.85	18.85	13.34	2.59
SADD0026	155.34	186	30.66	20.7	5.52
	203.5	208.1	4.6	3.61	5.87
SADD0027	113.9	120.8	6.9	4.99	1.12
	140.5	151.35	10.85	7.68	1.31
	161.3	181.7	20.4	14.9	1.26
	191	224.09	33.09	24.64	1.81
	236.9	239.7	2.8	2.06	2.86
SADD0028	146.35	174.7	28.35	19.39	1.49
	222	251.22	29.22	21.84	2.22
SADD0029	22.23	42.3	20.07	16	1.40
SADD0030	101.7	112.83	11.13	7.66	1.81
	123.17	142.3	19.13	14.16	2.12
	205.06	214.01	8.95	6.3	11.55
SADD0031	19.4	39.5	20.1	13.41	1.42
	57.3	60.3	3	2.28	31.40
SADD0034	107.7	126	18.3	12.29	6.26
	138.4	142	3.6	2.12	4.23
SADD0035	24.4	41.9	17.5	11.75	2.16
SADD0037	89	99.15	10.15	6.39	1.34
SADD0038	71.8	80.4	8.6	5.52	5.70
SADD0039	104.9	116.9	12	8.65	3.93
	147.9	152.8	4.9	3.88	3.87
SADD0041	21.9	25	3.1	2.21	3.34
	159.88	165.68	5.8	3.61	4.23
SADD0042	247.9	249.9	2	1.87	2.48
SADD0043	33.3	53.45	20.15	12.67	1.66
SADD0044	93.16	103.9	10.74	7.4	7.23
	108	132.64	24.64	17.31	1.83
SADD0045	124.45	127.1	2.65	1.92	2.55
SADD0047	56.46	59.7	3.24	2.36	3.05

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	102.95	105.5	2.55	1.68	11.81
SADD0049	64.2	84.21	20.01	8.35	4.22
	89.83	94.37	4.54	1.89	3.78
	109.11	139.53	30.42	13.82	1.29
	227.37	231	3.63	2.06	3.47
SCDD0001	33.4	46	12.6	7.97	7.71
SCDD0002	120.9	123	2.1	1.52	2.54
SCDD0003	51.75	54.75	3	1.79	3.71
	61.6	63.8	2.2	1.48	3.05
SCDD0004	59	65.35	6.35	4.61	4.08
SCDD0006	78.1	83.6	5.5	3.83	2.47
	86.25	97.7	11.45	6.93	3.26

Tables 10-3 and 10-4 are significant intercepts for Kitenge and Manzako deposits respectively.

Table 10-3: Significant drill intercepts from the Kitenge Deposit

HOLEID	FROM	TO	INTERCEPT WIDTH	GRADE
	(m)	(m)	(m)	(g/t Au)
SKDD0001	30.00	36.00	6.00	2.46
SKDD0003	133.50	136.80	3.30	6.71
SKDD0004	116.95	119.05	2.10	3.94
SKDD0017	100.15	105.84	5.69	1.62
SKDD0018	70.85	72.72	1.87	28.08
SKDD0019	46.19	48.65	2.46	3.42
SKDD0021	78.20	84.00	5.80	42.24
SKDD0022	71.35	74.30	2.95	9.19
SKDD0024	189.92	192.00	2.08	1.97
SKDD0027	149.65	150.95	1.30	3.31
SKDD0029	112.24	116.88	4.64	1.09
SKDD0030	152.70	160.50	7.80	11.47
SKDD0031	114.07	116.55	2.48	4.23
SKDD0035	167.70	168.55	0.85	118.09
SKDD0045	219.20	221.60	2.40	2.75
SKDD0051	245.62	247.60	1.98	10.00
SKDD0053	258.81	261.00	2.19	17.24
SKDD0054	103.54	109.36	5.82	2.21
SKDD0057	178.10	179.25	1.15	31.48
SSDD0001	14.50	17.80	3.30	2.49
SSDD0005	92.45	93.15	0.70	48.75

Note: Interval thickness can be taken as indicative of true thickness as the deposit is vertical to sub-vertical

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Table 10-4: Significant drill intercepts from the Manzako Deposit

HOLEID	FROM (m)	TO (m)	INTERCEPT WIDTH (m)	GRADE (g/t Au)
SMDD0002	25.15	25.9	0.75	7.93
	94.6	99	4.4	10.08
SMDD0003	147.5	149.8	2.3	2.71
	217.43	218.8	1.37	5.49
	236.8	243.36	6.56	6.25
	282.43	284.05	1.62	5.84
SMDD0004	19.3	30.5	11.2	4.96
SMDD0005	114.68	115.8	1.12	1.26
	118.3	128.34	10.04	1.24
SMDD0008	74.85	77.85	3.8	168.2
SMDD0009	83.55	87.85	4.3	43.04
SMDD0014	54.25	57.95	3.7	2.29
	100.2	102.1	1.9	7.34
	179.15	180.3	1.15	12.46
SMDD0016	180.8	182.3	1.5	5.12
SMDD0017	81	83.7	2.7	6.68
	103.75	112.9	9.55	2.72
SMDD0018	126.83	129.4	4.07	17.25
	142.35	143	0.65	6.72
SMDD0019	183.3	184.45	1.15	8.54
SMDD0020	53.81	56.7	2.89	2.69
	100.15	102.15	2	23.46
SMDD0021	45.55	47.35	1.8	2.1
SMDD0022	109.55	111.7	2.15	3.34
SMDD0023	65.3	72	6.7	3.99
	38.45	41.5	3.05	3.39
SMDD0024	43	43.8	0.8	3.42
	73.05	73.45	0.4	11.4
SMDD0025	68.1	70.9	2.8	3.77
SMDD0026	83.5	86.25	2.75	6.52
SMDD0027	164.12	166.2	2.08	7.15
SMDD0028	65.05	66.55	1.5	1.54
	91.16	94.75	3.59	5.99
SMDD0029	16.34	19.3	2.96	3.54
	25.95	26.9	0.95	2.38
	34.95	37.95	3	3.19
	58.11	58.61	0.5	6.1
	67.55	68.1	0.55	67.5
SMDD0034	67.05	67.75	0.7	3.98
	149.6	150.15	0.55	9.98
	172.6	173.23	0.63	355.24
SMDD0035	87.17	88.2	1.03	15.24
	58.2	64.34	6.14	2.56
SMDD0039	189.8	193.1	3.3	6.54

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Collar Surveys

Drill hole collar locations were determined in the field with a hand-held Garmin 60CSx GPS (WGS 84 Zone 35N UTM co-ordinates) by Kilo geologists. A compass was used to establish a line oriented with respect to magnetic north to indicate the drill hole azimuth.  Once the drill rig was moved onto the drill pad and set-up, the orientation of the drill hole was verified with a clinometer and compass by a geologist.

Drill hole, trench, and adit portal elevations at Adumbi were derived from a satellite digital terrain model (DTM) as hand-held GPS elevations were notoriously inaccurate due to the thick jungle canopy.

In the summer of 2013, Young, Stuart & Associates (YSA) of South Africa was appointed by Kilo to establish survey control points at the Adumbi Base Camp and conduct a tachometric survey of drill holes, section lines, baselines and trenches in the Imbo Project area.

Drill Hole Down Hole Survey

During the 2010 and 2011 drilling campaigns, down-hole survey data was collected at 15 m intervals using a FlexIT survey tool with a digital readout. Since 2012, down-hole survey data was collected at 15 m intervals using a Reflex EZ TRAC survey tool with a digital readout.  The data were digitally stored and downloaded by Kilo's geologists to a Kilo computer.

Drill Hole Database

RPA received and conducted an extensive review and validation of the drill hole database which was in a Excel format.

Adumbi: The Adumbi drill hole database contains 87 records consisting of 57 diamond drill holes, 20 surface trenches, and 10 underground channel sample lines (represented as drill holes in the database), totalling 12,616 m.  Drilling accounts for 82% of the total length.

The Adumbi drill hole database contained 9,672 samples encompassing 12,495 m for 7,812 assays above the detection limit (DL).

Kitenge: The Kitenge drill hole database contained 69 records consisting of 63 diamond drill holes, five surface trenches, and one road cutting (represented as drill holes in the database), for a total of 16,268 m.  Kilo drilling accounts for 95% of the total length.

The Kitenge drill hole database contains 12,140 samples encompassing 14,557 m for 9,356 assays above the detection limit.

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Manzako: The Manzako drill hole database contained 58 records consisting of 43 diamond drill holes, and fifteen surface trenches, for a total of 9,698 m.  Drilling accounts for 88% of the total length.

The Manzako drill hole database contains 7,154 samples encompassing 9,000.84 m for 4,143 assays above the detection limit.

10.2. 2014 to 2017 Drilling

Planning

Drilling programme was planned to test gold-in-soil and magnetic anomalies at the Adumbi South, Adumbi West and Kitenge Extension targets, the locations of which are shown in Figure 10-1. The planned programme comprised 63 drill holes totalling approximately 8,900 metres was carried out by Orezone Drilling SARL based in Watsa in the DRC.

The programme employed one track-mounted rig (commencing at Adumbi South) and one man-portable rig (commencing at Kitenge Extension).  Drilling was initially on a single-shift basis for approximately one week, and then changed to double shift.

Drill hole collar coordinates were determined using Target software, and the sites were pegged in the field using a handheld GPS (+/- 5 m accuracy).

The holes were planned to be drilled to an average down-hole depth of 140 m (maximum of 167 m) and are inclined at -50°. All core was orientated to facilitate structural interpretation, and half-core sampling was done based on geological features with a maximum sample length of 1 m.  Samples were submitted to SGS Mwanza for fire assay, with whom a new contract was negotiated in August 2016.

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Adumbi South Target

The planned programme comprised 20 drill holes totalling 3,085 m, on 7 traverses at a spacing of 160 m along strike.  The target lies 480 m to the south the Adumbi prospect and is defined by a 1.4 km-long magnetic anomaly that appears to be demagnetized in places, and a >200 ppb gold-in-soil anomaly. This target had similar geomorphological features to that of Adumbi West in that it occurs in a topographical low, variably covered by transported soil with little to no lithological exposure.  The nature of the gold-in-soil anomaly and the associated magnetic feature at Adumbi South was very similar to that associated with the Canal zone, which is thought to be the southeastern extension of the Adumbi mineralization.

Adumbi West Target

The programme comprised 26 drill holes totalling 3,367 m, on 10 traverses at a spacing of 160 m along strike. This target lies to the west of the Adumbi deposit and it's believed to be the faulted extension of Adumbi. It occurs in a topographical low, and for the most part is covered by transported material varying in depth from 30 cm to >3 m. The target is defined by a 1.7 km-long linear magnetic anomaly and a coincident and linear gold-in-soil anomaly with values of 50 ppb - 1,000 ppb. This magnetic feature is like that which defines the BIF at the Adumbi deposit.

Kitenge Extension Target

The programme comprised 17 drill holes totalling 2,435 m, on 7 traverses at a spacing of 320 m along strike.  The target lies to the northwest of the Kitenge deposit and is defined by an approximately 2 km-long magnetic feature with a coincident gold-in-soil anomaly with values from 50 ppb to 450 ppb. The magnetic feature has similar characteristics to that at the Canal and Adumbi South targets.

Drilling

The standard procedure required drill rig personnel to place the recovered drill core into metal core trays labelled at the drill site with the drill hole number. End-of-run markers were placed in the core tray between the end and start of each recovered drill run. Information on core recovery, depth of the run, stickup length, and ground conditions were recorded for each run and inspected by the rig geologists. The core was transported from the drill site by -vehicle or helicopter to the core yard facility at Adumbi Base Camp.

Prior to logging and sampling, the drill core was digitally photographed in order to maintain a permanent record. All the drill core photographs were downloaded into the project database, retained in company computers on-site and at the corporate office in Toronto, Canada.

A total of 5,132 m from 34 holes were drilled.

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Core Logging

Logging procedures included an initial visual assessment of the core with zones of good and poor mineralization noted. This was then followed by geological logging of of lithology, alteration, structure, oxidation, mineralization, general rock description and magnetic susceptibility. The rock description recorded colour and approximate mineral assemblage. The drill data were summarised in cross section and also displayed in Strater Log software.

Sampling and Assaying

One metre sample length (adjusted for lithology) were marked on the core in the mineralized horizons during logging. The sample depths for each sample were entered into a sample ticket book, which contained removable duplicate sample ticket tags. The core sample numbers and sample intervals were written onto pre-printed diamond drill log forms. Each marked sample was split along its length by trained staff using a dedicated drill core diamond saw. The core was broken at the sample position marks using a geological pick. The sampling lengths were reduced when necessary (e.g., where lithological contacts or core size changes were encountered, with the bottom/top end of the sample being approximately two centimetres from the contact).  One half of the core was replaced in the core tray and the remaining half was placed in a plastic sample bag, in which the sample number was folded in along the open end of the bag, which was then closed using a stapler. Sample tags were placed in the core tray at the position of the bottom end where samples had been obtained.  A brick was sawn ("brick cleaning") after each sample had been split to ensure that no cross-contamination took place between samples.

All the core samples were sent to the SGS Laboratory in Mwanza for assaying. The core samples were then crushed down to minus 2 mm and split with one half of the sample pulverized down to 90% passing 75 microns. Gold analyses were carried out on 50g aliquots by fire assay. In addition, checks assays were also carried out by the screen fire assay method to verify high grade sample assays obtained by fire assay. Internationally recognized standards and blanks were inserted as part of the Company's internal QA/QC analytical procedures.

Core Re-Logging of all core

Per RPA's recommendations in 2014, re-logging of all the core in 2017 identified major differences between the depths of Base of Complete Oxidation (BOCO) and Top of Fresh Rock (TOFR), and the depths used by RPA in the 2014 model.  In the RPA model, the BOCO was negligible and the TOFR corresponded approximately to the re-logged BOCO.  The deeper levels of oxidation that were observed during the re-logging exercise should have positive implications for the Adumbi project with respect to ore type classification and associated metallurgical recoveries and mining and processing cost estimates.

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The re-logging exercise defined the presence of five distinct geological domains in the central part of the Adumbi deposit where the BIF unit attains a thickness of up to 130 metres.  From northeast to southwest:

• Hanging wall schists: dominantly quartz carbonate schist, with interbedded carbonaceous schist.

• Upper BIF Sequence: an interbedded sequence of BIF and chlorite schist, 45 to 130 metres in thickness.

• Carbonaceous Marker: a distinctive 3 to 17-metre thick unit of black carbonaceous schist with pale argillaceous bands.

• Lower BIF Sequence: BIF interbedded with quartz carbonate, carbonaceous and/or chlorite schist in a zone 4 to 30 metres wide.

• Footwall Schists: similar to the hanging wall schist sequence.

In the central part of Adumbi, three main zones of gold mineralization are present (Figure 10-2). These include mineralisation:

• Within the Lower BIF Sequence.

• In the lower part of the Upper BIF Sequence.  Zones 1 and 2 are separated by the Carbonaceous Marker, which is essentially unmineralized.

• A weaker zone in the upper part of the Upper BIF Sequence.

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Analytical Results

Sample results for the drilling at Adumbi South, Adumbi West and Kitenge Extension demonstrate that that gold mineralization was confined to narrow and/or low-grade zones. The most significant intersections from the programme were as follows:

Adumbi South:

  1.00 m @ 3.85 g/t in ASDD003

Adumbi West:

  1.45 m @ 8.53 g/t in AWDD002

Kitenge Extension:

  2.90m @ 1.05 g/t in SKDD0060
  1.60 m @ 10.52 g/t in SKDD0063
  1.00 m @ 3.08 g/t in SKDD0065
  7.36 m @ 1.31 g/t in SKDD00070
  0.80 m @ 23.90 g/t in SKDD0065
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The results indicated little economic potential at Adumbi South, Adumbi West or Kitenge Extension and hence no further drilling was planned.

Adumbi

RPA recommended additional drilling at Adumbi to test the down dip/plunge extent of the mineralization. In 2017, four deeper core holes were drilled below the previously outlined RPA inferred resource over a strike length of 400 metres and to a maximum depth of 450 metres below surface. All four holes intersected significant gold mineralization in terms of widths and grade and are summarised Table 10-5 below:

Table 10-5: Summary of significant drill intercepts from the Adumbi deep hole drilling

Borehole	From(m)	To(m)	Intercept Width(m)	True Width(m)	Grade (g/t) Au
SADD50	434.73	447.42	12.69	10.67	5.51

SADD51	393.43	402.72	9.29	6.54	4.09

SADD52	389.72	401.87	12.15	7.01	3.24
	419.15	428.75	9.60	5.54	5.04

SADD53	346.36	355.63	9.27	5.70	3.71
	391.72	415.17	23.45	14.43	6.08

The above drilling results which are shown on the longitudinal section (Figure 10-3), indicate that the gold mineralization is open along strike and at depth.

10.3. 2020 to 2021 Drilling

This section summarises the drilling activities completed on the Adumbi deposit during the 2020 to 2021 drilling program of Loncor.

Adumbi

Following Minecon's review of the Imbo Project accompanied by an Independent National Instrument 43-101 Technical Report dated April 17, 2020, a recommendation was made to drill 12 diamond core holes totalling 6,250 metres at the Adumbi deposit (Figure 10-3).  This was aimed at outlining additional mineral resources to the reported 2.5 million ounces at the Imbo Project (inferred mineral resources of 30.65 million tonnes grading 2.54 g/t Au).

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The drillholes were planned on 220˚ azimuth with varying inclinations, and to a maximum depth of 710 m. These holes were subsequently reviewed and prioritized to establish a preferred sequence of drilling as shown in Table 10-6.

Table 10-6: Planned Adumbi Diamond Drill holes with Sequence of drilling

BHID	UTM-EASTING	UTM-NORTHING	EOH	PQ	HQ	NQ	SEQUENCE OF DRILLING
ADDP001	595128	192925	350	100	200	50	5
ADDP002	595165	192971	470	100	200	170	8
ADDP003	595206	193028	600	100	200	300	7
ADDP004	595173	192790	360	100	200	60	1
ADDP005	595270	192910	600	100	200	300	3
ADDP006	595275	192715	350	100	200	50	2
ADDP007	595413	192888	670	100	200	370	4
ADDP008	595522	192765	600	100	200	300	10
ADDP009	595566	192819	710	100	200	410	9
ADDP010	595500	192483	350	100	200	50	6
ADDP011	595581	192580	540	100	200	240	12
ADDP012	595620	192632	650	100	200	350	11
TOTAL			6,250	1,200	2,400	2,650

The drilling contract was awarded to Orezone Drilling, following a tendering process. It is recalled that Orezone Drilling previously drilled the 4 deep holes on the Adumbi deposit in 2017.

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Drilling commenced in October 2020 with a Sandvik DE 710 rig (Plate 10-1), initially drilling a 12-hour day shift and later switched to 12-hour double shift. A second rig, an Atlas Copco CS14 was mobilized to site and commenced drilling on November 10, 2020 on double shift (Plate 10-2).

      Plate 10-1: Sandvik DE 710 rig drilling LADD001

      Plate 10-2: Rig#2: Atlas Copco CS 14 drilling LADD004

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Drillhole Nomenclature

A new drill hole nomenclature (LADD00X) was adopted as part of this drilling campaign. Thus, the Borehole ID LADD00X refers to Loncor Adumbi Diamond Drillhole 00X, where 00X is the hole number.

Downhole Survey

Downhole survey was initially done with a Reflex EZ Trac equipment at every 30 m and reports submitted to the rig geologist at the end of every survey. These were plotted progressively to determine any hole deflections and its possible impact on the objectives of the drilling program.  However, following a few discrepancies that were noticed in the survey readings, a recommendation was made to replace the Reflex EZ Trac survey equipment with a Gyro unit to avoid any possible effects of the magnetic properties of the BIF unit on the readings. Subsequently, a Sprint-IQ gyro survey was used for the subsequent drillholes.

Core Orientation and Structural measurements

A Reflex Act ll orientation survey equipment was used for core orientation at every run of 3 m in competent material to aid in structural measurements. The surveys are verified by the rig geologist at the end of each run and marked either as reliable or unreliable.

Structural measurements taken during the routine logging were from bedding, foliation, and quartz veins (Plates 10-3, 10-4 and 10-5) whereas structural measurement from lithological contacts, joints and shears have been captured in detail under a separate geotechnical logging program.

Plate 10-3: Bedding in BIF unit of LADD001 from 153.20 - 153.45 m

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Plate 10-4: Foliation in QCS unit of LADD003 from 100.80 to 101.02 m

Plate 10-5: Quartz Veining in QCS unit of LADD001from 340.67m to 340.87 m

All structural measurements are taken using a Kenometer which measures alpha (α) and beta (β) angles using the BOHL as reference (Plate 10-6).

Plate 10-6: Use of a Kenometer to measure alpha (α) and beta (β) angles of an oriented core.

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These readings are then converted to "strike/dip right" convention using the Dips Software. The converted combined structural measurements for LADD001, LADD003, LADD004, LADD006, LADD007 and LADD008 were plotted on a stereographic net to aid in interpretation. The structural interpretation for the above completed drillholes are presented in section 7.5.

Rig Monitoring, Core Recovery and RQD Measurements

The rig geologist monitors the daily drilling activities to ensure the quality of core is not compromised. Once the core is placed on the angle iron by the driller, the geologist checks the orientation survey and marks the appropriate Bottom Of Hole Line (BOHL) on the core indicating whether the survey is reliable, unreliable or no survey at all. A solid black line is used to mark a reliable survey, broken line to indicate an unreliable survey and a dotted lint to indicate where no survey was conducted. All these lines are marked with an arrow pointing to the down hole of the core. The BOHL is marked with a black permanent marker. After transferring the core from the angle iron into the appropriately labelled core tray (either PQ, HQ or NQ), the drillers meters are indicated with yellow labelled plastic blocks (Plate 10-7). Any core loses are recorded and its location marked with a labelled wooden block. The percentage core recovery is measured as well as the Rock Quality Designation (RQD). A quick lithological logging is done at the rig site and any alterations/mineralisation recorded. All core recovered during the shift except for the last half-filled box are transported to the camp core shed during the day.

Plate 10-7: Core tray showing BOHL, meter marks and drillers meter blocks

The six new completed holes (totalling 2557.25 meters) drilled at Adumbi and covered by this report are detailed below in Table 10-7.

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Table 10-7: Drill Collars of the six completed boreholes

BHID	Prospect	UTM- East (m)	UTM- North (m)	UTM RL (m)	Azimuth (°)	Inclination (°)	End Depth (m)
LADD001	Adumbi	595173	192790	685.00	220	-65	360.30

LADD003	Adumbi	595275	192715	705.00	220	-57	309.20
LADD004	Adumbi	595270	192910	673.00	220	-70	566.30
LADD006	Adumbi	595128	192925	677.00	218	-58	308.35
LDDD007	Adumbi	595413	192888	692.00	218	-68	647.75
LADD008	Adumbi	595500	192483	706.00	218	-65	365.35

Total							2557.25

Core Logging

Upon receipt of core at the camp core shed, the Senior Geologist proceeds with systematic core logging (Plate 10-8). The logging procedures include an initial visual assessment of the core with zones of good and poor mineralization noted. This is then followed by geological logging with separate log sheets capturing lithology, alteration, structure, geotechnical, oxidation, mineralization, general rock description and magnetic susceptibility. The rock description records colour and approximate mineral assemblage. The drill data is then summarised in cross section and displayed in Strater Log software. A typical Strater Log for LADD001 is displayed in Figure 10-4 below, Figure 10-5 is a surface geological map of Adumbi, and typical cross sections for LADD001, LADD006, and LADD008 are displayed in Figures 10-6, 10-7 and 10-8 respectively.

The Base of Complete Oxidation (BOCO) and the Top of Fresh Rock (TOFR) for each drill hole is measured and recorded, Those for LADD001 were measured at 59.70 m (BOCO) and 71.03 m (TOFR) respectively.

Plate 10-8: Senior Geologists logging core from LADD001

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Borehole No: LADD001

Prospect : Adumbi
UTM East : 595173
UTM North : 192790
Elevation (mamsl) : 685
Depth (m) :360.3 Inc: -65 ° Azim: 220 °

ADUMBI MINING SA

Prospect: Adumbi

Depth (m)
Oxidation
Lithology
Au g/t
Au g/t
0.00
5.00
10.00
15.00
Sample No.
Sulphide %
0.00
5.00
10.00
Pyrite
Pyrite Habit
Pyrrhotite
Pyrrhotite Habit
Arsenopyrite
Arsenopyrite Habit
Quartz
Silicification
Ankerite
Dolomite
Chlorite
Tourmaline
Limonite
Other Alteration
0
10
20
30
40
50
60
O
TS
IQCS
QCS
CBS
QCS
IQCS
CBS
QCS
IQCS
QCS
IQCS
QCS
CBS
CBS
IQCS
CBS
QCS
CBS
IQCS
CBS
IQCS
wk
mod
box

Logged By : B Mapendo Scale = 1 : 200 Page 1 of 7

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Borehole No: LADD001

Prospect : Adumbi

UTM East : 595173

UTM North : 192790

Elevation (mamsl) : 685

Depth (m) :360.3 Inc: -65 ° Azim: 220 °

ADUMBI MINING SA

Prospect: Adumbi

Depth (m)
Oxidation
Lithology
Au g/t
Au g/t
0.00
5.00
10.00
15.00
Sample No.
Sulphide %
0.00
5.00
10.00
Pyrite
Pyrite Habit
Pyrrhotite
Pyrrhotite Habit
Arsenopyrite
Arsenopyrite Habit
Quartz
Silicification
Ankerite
Dolomite
Chlorite
Tourmaline
Limonite
Other Alteration
60
70
80
90
100
110
120
P
QCS
CBS
IQCS
CBS
IQCS
QCS
CBS
QCS
IQCS
QCS
IQCS
IQCS
QCS
IQCS
QCS
IQCS
QCS
IQCS
QCS
IQCS

Logged By : B Mapendo

Scale = 1 : 200

Page 2 of 7

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Borehole No: LADD001

Prospect : Adumbi

UTM East : 595173

UTM North : 192790

Elevation (mamsl) : 685

Depth (m) :360.3 Inc: -65 ° Azim: 220 °

ADUMBI MINING SA

ADUMBI MINING SA

Prospect: Adumbi

Depth (m)
Oxidation
Lithology
Au g/t
Au g/t
0.00
5.00
10.00
15.00
Sample No.
Sulphide %
0.00
5.00
10.00
Pyrite
Pyrite Habit
Pyrrhotite
Pyrrhotite Habit
Arsenopyrite
Arsenopyrite Habit
Quartz
Silicification
Ankerite
Dolomite
Chlorite
Tourmaline
Limonite
Other Alteration
120
130
140
150
160
170
180
QCS
IQCS
QCS
BIF
BIF
QCS
CBS
BIF
QCS
BIF
QCS
QCS
CBS
QCS
CS
QCS
QCS
QCS
IQCS
QCS
QCS
QCS
CBS
QCS
BIF
BIF
BIF
<0.01
<0.01
0.02
0.01
0.04
0.02
0.02
0.02
0.02
0.02
0.05
<0.01
0.17
0.37
0.62
0.38
0.16
0.99
0.07
0.06
0.1
0.02
0.02
0.07
0.04
0.08
0.84
0.48
0.1
0.1
0.33
0.3
0.1
0.28
0.18
1.93
0.31
0.6
0.03
0.02
0.8
0.19
0.03
62701
62702
62703
62704
62705
62707
62708
62709
62710
62711
62713
62714
62715
62716
62717
62718
62720
62721
62722
62723
62724
62725
62727
62728
62729
62730
62731
62733
62734
62735
62736
62737
62738
62739
62740
62741
62743
62744
62745
62746
62747
62748
62749

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Borehole No: LADD001

Prospect : Adumbi

UTM East : 595173

UTM North : 192790

Elevation (mamsl) : 685

Depth (m) :360.3 Inc: -65 ° Azim: 220 °

ADUMBI MINING SA

Prospect: Adumbi

Depth (m)
Oxidation
Lithology
Au g/t
Au g/t
0.00 5.00 10.00 15.00
Sample No.
Sulphide %
0.00 5.00 10.00
Pyrite
Pyrite Habit
Pyrrhotite
Pyrrhotite Habit
Arsenopyrite
Arsenopyrite Habit
Quartz
Silicification
Ankerite
Dolomite
Chlorite
Tourmaline
Limonite
Other Alteration
180
190
200
210
220
230
240
U

Logged By : B Mapendo Scale = 1 : 200 Page 4 of 7

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Borehole No: LADD001

Prospect : Adumbi

UTM East : 595173

UTM North : 192790

Elevation (mamsl) : 685

Depth (m) :360.3 Inc: -65 ° Azim: 220 °

ADUMBI MINING SA

Prospect: Adumbi

Depth (m)
Oxidation
Lithology
Au g/t
Au g/t
0.00 5.00 10.00 15.00
Sample No.
Sulphide %
0.00 5.00 10.00
Pyrite
Pyrite Habit
Pyrrhotite
Pyrrhotite Habit
Arsenopyrite
Arsenopyrite Habit
Quartz
Silicification
Ankerite
Dolomite
Chlorite
Tourmaline
Limonite
Other Alteration
240
250
260
270
280
290
300
CBS
QCS
CBS
RP
IQCS
RP
IQCS
QCS
BIF
IQCS
CBS
IQCS
BIF
QCS
QCS
BIF
QCS
BIF
CS
QCS
IQCS
QCS
IQCS
QCS
QCS
CBS
CBS-AS
IQCS
0.04 62836
0.21 62837
0.06 62839
0.2 62840
0.19 62841
0.04 62842
0.03 62844
0.03 62845
0.03 62846
0.07 62847
0.02 62848
0.11 62849
0.12 62850
12.3 62851
1.45 62852
5.41 62853
0.17 62855
6.43 62856
8.27 62857
0.17 62858
10.4 62859
0.1 62860
0.63 62861
0.44 62862
0.11 62864
2 62865
0.35 62866
0.07 62867
0.61 62868
1.08 62869
1.5 62870
0.18 62872
0.14 62873
0.29 62874
1.19 62875
0.69 62876
0.93 62878
0.5 62879
0.19 62880
0.77 62881
0.05 62882
0.07 62883
0.22 62885
1.86 62886
0.79 62887
0.08 62888
0.05 62889
3.65 62890
0.14 62891
0.05 62892
0.05 62893
0.16 62894
0.59 62896
0.52 62897
2.87 62898
0.69 62899
0.03 62900
0.42 62901
1.23 62902
0.04 62903
0.08 62905
0.02 62906
0.05 62907
0.52 62908
1.05 62909
1.1 62911
5.72 62912
0.2 62913

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Borehole No: LADD001

Prospect : Adumbi
UTM East : 595173
UTM North : 192790
Elevation (mamsl) : 685
Depth (m) :360.3 Inc: -65 ° Azim: 220 °

ADUMBI MINING SA

Prospect: Adumbi

Depth (m)
Oxidation
Lithology
Au g/t
Au g/t
0.00
5.00
10.00
15.00
Sample No.
Sulphide %
0.00
5.00
10.00
Pyrite
Pyrite Habit
Pyrrhotite
Pyrrhotite Habit
Arsenopyrite
Arsenopyrite Habit
Quartz
Silicification
Ankerite
Dolomite
Chlorite
Tourmaline
Limonite
Other Alteration
300
310
320
330
340
350
360
CBS
IQCS
BIF
QCS
BIF
IQCS
QV
QCS
IQCS
QCS
QCS
IQCS
QCS
IQCS
QCS
RP
QCS
IQCS
QV
QCS
0.04
0.46
0.16
2.3
14.7
0.78
0.42
1.22
0.26
0.34
1.79
0.12
0.85
1.99
0.11
3.52
1.5
0.52
0.73
0.37
1.45
3.24
2.41
1.04
21.2
0.42
0.07
0.06
0.43
0.19
0.05
0.03
0.03
0.02
0.07
62914
62916
62917
62918
62919
62920
62921
62922
62923
62924
62925
62926
62927
62928
62930
62931
62932
62933
62934
62935
62937
62938
62939
62940
62941
62942
62943
62944
62946
62947
62948
62949
62950
62951
62952

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Borehole No: **LADD001**
Prospect : Adumbi
UTM East : 595173
UTM North : 192790
Elevation (mamsl) : 685
Depth (m) :360.3 Inc: -65 ° Azim: 220 °

ADUMBI MINING SA

Prospect: Adumbi

Depth (m)	Oxidation	Lithology		Au g/t	Au g/t (0.00 – 5.00 – 10.00 – 15.00)	Sample No.	Sulphide % (0.00 – 5.00 – 10.00)	Pyrite	Pyrite Habit	Pyrrhotite	Pyrrhotite Habit	Arsenopyrite	Arsenopyrite Habit	Quartz	Silicification	Ankerite	Dolomite	Chlorite	Tourmaline	Limonite	Other Alteration
360			IQCS	0.04		62954															

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Figure 10-4: Stater Log for LADD001

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A summary of the lithological units intercepted within the mineralized package, and composition of the alteration mineral assemblage of each drillhole is captured as presented in Table 10-8 below for LADD006.

Table 10-8: Summary the lithological units intercepted within the mineralized package of LADD006, and composition of the alteration mineral assemblage.

Lithology			Alteration and mineralisation	Sampling			Comments
From (m)	To (m)	Lithology code		From	To	# of Samples
225.57	253.10	QCS/CBS/BIF	Weakly pervasive silica, weak irregular quartz-carbonate veinlets, 0.5% disseminated pyrite, 0.25% disseminated pyrrhotite	63381	63414	29
253.10	253.65	ICQS	Strongly pervasive silica, 1% disseminated pyrite, 1.5% disseminated pyrrhotite	63415	63415	1
253.65	254.60	ICQS	Moderate foliation parallel veinlets, traces of pyrite	63416	63416	1
254.60	257.25	RP	Strongly pervasive silica, moderate irregular quartz veins, 5% disseminated pyrite, 10% disseminated pyrrhotite, 3% disseminated arsenopyrite	63417	63419	3
257.25	258.30	BIF/QCS	Moderately pervasive silica, 5% disseminated pyrite	63420	63420	1
258.30	277.00	BIF/QCS	Moderately pervasive silica, weakly patchy chlorite and carbonate, 0.5% disseminated pyrite, 1% disseminated pyrrhotite	63421	63443	19
277.00	277.72	BIF/QCS	Moderately pervasive silica, weakly patchy chlorite and carbonate, 0.5% disseminated pyrite, 1% disseminated pyrrhotite	63460	63460	1
277.72	282.20	BIF/QCS/CBS	Moderately pervasive silica, moderate irregular quartz-carbonate veins, moderately patchy carbonate, weak patchy chlorite, 0.5% disseminated pyrite, 1% disseminated pyrrhotite	63461	63467	6
282.20	283.00	QCS	Moderately irregular quartz veins, weakly patchy chlorite, weakly patchy dolomite, 0.5% disseminated pyrite	63468	63468	1
283.00	286.12	QCS/BIF	Moderately pervasive silica, moderate irregular quartz veins, 1% disseminated pyrite, 3% disseminated pyrrhotite	63469	63471	3

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286.12	299.00	BIF/QCS	Moderately pervasive silica, moderate irregular quartz veins, weakly patchy chlorite and dolomite, 0.5% disseminated pyrite, 0.25% disseminated pyrrhotite	63472	63488	15
299.00	302.25	BIF/CBS	Moderately pervasive silica, weakly patchy dolomite and chlorite, 1.5% disseminated pyrite, 1.5% disseminated pyrrhotite	63489	63492	3
302.25	322.10	CBS/QCS	Moderately pervasive silica, moderate irregular quartz veins, weakly patchy chlorite, 0.25% disseminated pyrite, 0.25% disseminated pyrrhotite	63493	63517	21
322.10	328.99	BIF/QCS/CBS	Strongly pervasive silica, weak irregular quartz veins, 2% disseminated pyrite, 3% disseminated pyrrhotite, 0.5% disseminated arsenopyrite	63518	63525	8
328.99	330.52	CBS/QCS	Weak foliation parallel quartz veins, 0.25% bleb pyrite	63526	63528	2
330.52	331.47	QCS	Weakly stockworks of quartz, moderately patchy ankerite, 3% disseminated pyrite, 2% disseminate arsenopyrite	63529	63529	1
331.47	332.80	QCS	Weakly stockworks of quartz, moderately patchy dolomite, 10% disseminated arsenopyrite	63530	63531	2
332.80	337.75	QCS/CBS_AS	Weakly pervasive silica, weak irregular quartz veins, 1% crystals pyrite, 0.25% disseminated pyrrhotite	63532	63535	4
337.75	346.60	QCS/CBS/BIF	Moderately pervasive silica, moderate irregular quartz veins, 0.25% crystals pyrite, 0.25% disseminated pyrrhotite	63537	63546	9
346.60	349.45	BIF	Strongly irregular quartz veins, moderately patchy ankerite, 6% massive pyrite,	63547	63550	4
349.45	352.00	QCS/CBS	Weakly pervasive silica, moderate stockworks of quartz, 0.25% disseminated pyrite	63551	63553	3
352.00	353.45	IQCS	Moderately pervasive silica, strong stockworks of quartz, 1% disseminated pyrite	63554	63554	1
353.45	357.60	RP/QCS	Strongly pervasive silica, weak irregular quartz veins, 7.5% disseminated pyrite, 2,5% disseminated arsenopyrite	63555	63560	5
357.60	359.00	QCS/CBS	Moderately irregular quartz veins, 1% crystals of pyrite	63561	63561	1

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359.00	363.42	QCS/CBS	Weakly pervasive silica, weak irregular quartz veins, weakly patchy dolomite, 0.25% disseminated pyrite	63562	63566	5
386..00	395.35	QCS/CBS	Weakly pervasive silica, weak foliation quartz-carbonate, 0.25% disseminated pyrite	63567	63579	10
73.00	77.00	QCS	weak foliation parallel veins of quartz, 0.25% crystals of pyrite	63825	63828	4
81.00	88.15	QCS/CBS	Moderately foliation parallel veins of quartz, weakly patchy dolomite and ankerite, weakly patchy limonite, 0.25% blebs of pyrite	63829	63838	9
134.85	135.85	CBS	Strongly massive quartz vein, weakly patchy ankerite, 0.5% blebs of pyrite	63839	63839	1
200.80	206.32	CBS/QCS	Moderately foliation parallel quartz veins, weakly patchy dolomite, 0.5% blebs of pyrite	63840	63846	6
369.73	378.00	QCS/CBS	Weakly pervasive silica, weak foliation patchy dolomite, 0.25% crystals of pyrite	63847	63857	9

Figure 10-10 is a surface geological map showing trace of cross section lines through drillholes LADD001, LADD006 and LADD008.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Typical drillhole cross sections through LAD001, LADD006 and LADD008 are shown in Figures 10-6, 10-7 and 10-8 respectively.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Core Photography

After logging, the core is photographed before cutting and sampling. An improvised fixed environment for photographing cored (Plate 10-9) has been fabricated to facilitate core photography. This comprises a wooden box (1.2 m high) designed with the length and width being a few centimeters longer and wider than the size of the core tray, painted all white within and fitted with fluorescent lights to the roof. A small hole (the size of the lens of a digital camera) is created at the top and fitted with the digital camera 1m high from the base where the core tray slots in.

Prior to photographing, the entire core is made wet to enhance the picture quality.  Once the core try is slotted into the box, the door is closed, and the light switched on. The pre-set digital camera is switched on from the top and the photograph taken. This is done so core photos are taken under the same conditions and from a fixed height to enhance standard quality and merging for future digital logging.

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Plate 10-9: Improvised fixed environment for core photography

Each photograph covers one box of core and is photographed in the orientation in such a way that meter marks and the BOHL is displayed.

Each photograph is saved on computer using the borehole number, tray, and from-to depths as the file name, e.g. LADD001-20-72-77 m.

Geotechnical Logging

Following Minecon's recommendation, geotechnical logging of the current drill core was undertaken by a dedicated Senior Geotech Geologist. It is worth stating that all previous oriented core, including the 4 deep holes of 2017 were not logged Geotechnically. However, it is appropriate to carry out geotechnical logging on core before it is cut and sampled as such information will be very crucial for PEA and future feasibility studies, in particular, when it comes to the determination of pit slopes and other engineering studies.

The geotechnical logging was carried out according to the system employed by SRK. The data is stored on an Access database designed by SRK, which enables calculations such as Rock Mass Rating to be easily made. All six new holes were geotechnically logged

Tables 10-9 and 10-10 summarise the Geotech information captured from LADD001.

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Table 10-9: Summary of Geotechnical log of the Drillhole LADD001 along depth

BHID	From (m)	To (m)	Description by Crossing Depth
LADD001	0.00	1.00	Very moist, moderate brown soft intact, fine-grained hill wash material; Transported
LADD001	1.00	25.90	Slightly moist, light grey, firm dense, fine to medium grained showing texture of bed rock, but highly weathered and completely oxidized with soil properties
LADD001	25.90	59.67	Light to Dark grey, fine grained units, moderately weathered, highly discolored, medium hard rock units with hardness around 50 MPa and moderately fractured
LADD001	59.67	69.55	Dark grey units, fine grained, slightly weathered and fractured, but shows difference from the fresh rock strength with hardness around 100 MPa
LADD001	69.55	360.30	Unweathered intact rock units, very slightly fractured, no sign of staining, hard rocks units generally above 150 MPa

Table 10-10: Hardness of lithological units

Code	Unit	Hardness Description of major Lithological Unit
QCS	Quartz Carbonate Schist	Strong and hard unit in original conditions, estimated hardness around 200 MPa
BIF	Banded Iron Formation	Very strong when it is silicified and less fractured, hardness around 150 MPa
CBS	Carbonaceous Schist	Not very hard unless it has undergone strong silicification, which is usually observed in the area (hardness above 100MPa) on fresh unit
QV	Quartz vein	Strong small unit rarely banded with other units, hardness above 200 MPa when it is not fractured
CS	Chlorite Schist	The unit is strong when silicified, hardness estimated around 150MPa
IQCS	Intercalation QCS & CBS	unit bedded with intercalation of two units (QCS and CBS), also hard when silicified, hardness around 200 MPa
RP	Replaced Rock	Hard unit and commonly highly silicified, hardness estimated above 200 MPa when not fractured

The rock units are slightly fractured (jointed) and most of the joints are cemented in the fresh zones, which makes the Rock Mass Rating (RMR) value higher in unweathered zones.

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The values of hardness presented in the table above are based on field estimation by using penknife, carbide scribe pen, and a geological hummer. Therefore, a Uniaxial Compressive Strength (UCS) test will be useful for the standardization of hardness of the rock units. As the geotechnical logging progresses, representative samples will be collected and recommended for the UCS test.

Table 10-11 is the automatically generated summary of RMR report for LADD001. It is worth noting that the Mining Rock Mass Rating (MRMR) system and the Mining Adjustments highlighted in the table are the parameters applied in mining and depends on complex adjustments that cannot be defined based on only core logging.

Table 10-11: RMR report for LADD001

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Core Cutting and Sampling

After logging, the geologist marks a line about 3 mm with a chinagraph pencil to the left of the BOHL in the downhole direction along which core cutting is done (Plate 10-10). One-metre sample length (adjusted for lithology) are marked on the core in the mineralized horizons during logging. In homogeneous rock, the maximum sample interval is 1 m.  The minimum sample interval is 0.3 m. The sample depths for each sample are entered into a sample ticket book, which contained removable duplicate sample ticket tags. The core sample numbers, and sample intervals are written onto pre-printed diamond drill log forms. Each marked sample is split along its length by trained staff using a dedicated drill core diamond saw (Plate 10-11). The core is broken at the sample position marks using a geological pick. The sampling lengths are reduced when necessary (e.g., where lithological contacts or core size changes are encountered), with the bottom/top end of the sample being approximately two centimetres from the contact).

Plate 10-10: Marked line in red along which core cutting is done

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  Plate 10-11: Adumbi Mining staff Cutting core from LADD001

One half of the core is replaced in the core tray and the remaining half is placed in a plastic sample bag, in which the sample number is folded in along the open end of the bag, which is then closed using a stapler (Plate 10-12). Sample tags are placed in the core tray at the position of the bottom end where sample is obtained.  A brick is sawn ("brick cleaning") after each sample has been split to ensure that no cross-contamination takes place between samples.

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Plate 10-12: Senior Geologist sampling core from LADD001

All core samples collected are sent to the on-site sample prep laboratory for pre-assay after which 150g of the pulverized material will placed in sample pockets and shipped to Mwanza for wet chemistry assaying.

Mambo Bado Area Drilling

Mambo Bado 1 is located approximatelyat 1.5 km NW of the Adumbi deposit. Rock chip/channel samples collected fromover quartz veins and sheared metasediments returned very encouraging results as displayed in the surface map below (see, Figure 10-9 below).

A preliminary interpretation based on surface information seems to point to a series of parallel NW - SE mineralised zones with variable widths. It is envisaged that drilling to test these mineralised trends will aid in understanding the sub-surface geology as well as ascertain the mineralisation potential of this prospect area.

Based on the above encouraging results and the surface structural interpretation, a shallow diamond drilling program on four sections was proposed to test the sub-surface mineralisation as shown in the Table 10-12 below.

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Table 10-12: Mambo Bado planned drillholes

Mambo Bado planned drill holes:

SECTION	BHID	UTM E	UTM N	AZIM (°)	INCL (°)	VERTICAL DISTANCE (m) TO	EOH (m)	TARGETED MINERALISATION	COMMENTS
						MINERALISATION
SECTION1	MDDP001	594463	193740	220	-55	55	130	8.40 m @ 2.06 g/t in IWCH006	Open ended to both sides (NE and SW) along the main artisanal working
								1.00 m @ 1.00 g/t in ADWC010	Projected along the main artisanal workings
	MDDP003	594570	193869	220	-55	58	110	3.50 m @ 0.96 g/t, incl 2.20 m @ 1.46 g/t in ADWC017	Open to the NE
								3.00 m @ 1.78 g/t, incl 2.00 m @ 2.61 g/t in AWC018	Open to the SW
SECTION2	MDDP004	594367	193785	220	-55	58	130	6.00 m @ 3.62 g/t, incl 1.00 m @ 9.10 g/t in ADWC012	Open ended to both sides ( NE and SW). Localized at 100 m NW of Section 1
SECTION3	MDDP002	594296	193836	220	-55	60	95	1.80 m @ 3.57 g/t in ADWC008	Open to the SW. Localized at 90 m NW of Section 2
								Soil anomaly up to 216 ppb
	MDDP005	594215	193761	220	-55	79	115	6.00 m @ 1.98 g/t, incl 2.00 m @ 3.5 g/t and 2.00 m @ 2.32 g/t in ADWC002	Open to both sides (NE and SW)
								Rock chips gradding 6.96 g/t and 4.46 g/t
								Soil anomaly up to 103 ppb
SECTION4	MDDP006	594109	193805	220	-55	62	100	3.40 m @ 2.11 g/t in ADWC005	Open to both sides (NE and SW)
								4.60 m @ 4.05 g/t, incl 1.60 m @ 9.24 g/t and 0.70 m @ 5.20 g/t in ADWC001
								Rock chips gradding 69.5 g/t , 24.70g/t and 4.82 g/t
								Soil anomaly up to 124 ppb

Drilling was planned to initially test two sections (± 200 m apart on the NE-SW trend) by drilling holes MDDP001 and MDDP002. Orientation survey is planned to be conducted on competent cores to aid in the structural interpretation of the sub-surface geology.

While the drilling contractor, Orezone, was awaiting additional HQ rods to continue drilling deeper core holes at Adumbi, the Atlas Copco rig (CS14 -Rig#2) was moved to drill the first two shallow holes at Mambo Bado

Two main lithological units were intersected, a greenish meta-volcanic rock (basalt?) and meta-sedimentary rock (QCS). The holes started in a reddish, fine-grained, massive to weakly foliated undifferentiated saprolite (possibly after meta-volcanic rock) containing weak irregular veinlets and veins of quartz, weakly patchy limonite-silica, 0.25% boxworks. Artisanal miners are busy exploiting the quartz veinlets within this saprolite.

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Assay results from core holes LBDD001 and LBDD002 did not return encouraging results with the most significant results tabulated in Table 10-13 below. The significant results from LBDD002 are presented in Table 10-13 below.

Table 10-13: Significant mineralised intercepts from drill hole LBDD002

Borehole Number	From (m)	To (m)	Intersected Width (m)	Grade (g/t) Au
LBDD002	23.70	24.70	1.00	4.10
LBDD002	111.90	113.90	2.00	1.61

Based on these initial drilling results, Mambo Bado has been downgraded and no further drilling is planned.

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11 SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1. Sample Preparation and Analysis

Sample preparation and analysis for samples from 2010 to 2013 which were undertaken by ALS Chemex Laboratory has been outlined in the RPA 2014 NI43-101 Technical Report.

During the 2014 to 2017 exploration activity, sample preparation and analysis was outsourced to SGS Laboratory in Mwanza, Tanzania (which is independent of the Company). SGS Laboratory operates a Quality System which is ISO 17025:2005 Accredited with SANAS of Republic of South Africa. SGS Laboratory has acted as an Umpire laboratory even whilst they were using ALS Chemex as the principal laboratory hence correlational studies between the two laboratories have been undertaken.

For the 2020 - 2021 drilling program, the ALS Chemex, sample preparation facility on site was re-commissioned by the Minecon laboratory technical team and used for sample preparation. Full description of the laboratory has been outlined in the RPA 2014 NI43-101 Technical Report.

Minecon's laboratory management personnel have been on site to train and have continued to manage the facility from the re-commission date in October 2020 to date. The laboratory runs efficiently and according to standard guidelines. Laboratory procedures have been documented and reviewed by the Minecon senior management plus internal quality control measures taken. The general condition of the laboratory is clean. Based on the documentation and discussions with the laboratory management, Minecon senior management does not have any concerns regarding the sample preparation for all Loncor samples.

Sample pulps are sent to SGS Mwanza, Tanzania for analyses, which serves as the primary laboratory. SGS is internationally accredited and utilise conventional sample preparation, sample analysis and associated quality control protocols.

Sample Preparation Procedure

Following from the April 17, 2020 NI43-101 Technical Report of Minecon, some recommendations were made by Minecon. One such recommendation was that "The Company should consider re-using the on-site sample preparation laboratory, which has been lying idle for some years since it will help with enforcing stricter QA/QC policing on the analytical laboratory, standards and ordinary samples will be in the same matrix thus making it more difficult for an external laboratory to detect it. Issues of duplicates will be better handled with a sample preparation laboratory. Some concerns about shortage of samples for other important studies could as well be managed as both coarse and pulp rejects in addition to the half or quarter cores will be available for use."

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In managing the 2020/21 exploration program, the Company agreed to re-commission the on-site sample preparation laboratory ("SPL"). A full description of the on-site SPL has been outlined in the RPA 2014 NI43-101 Technical Report.

The key objective of the SPL is to ensure the prompt operation of a laboratory which processes samples to international standards using the best known procedures and protocols and to ensure that adequate controls are in place for the effective and efficient operation of the facility.

The SPL is equipped with the necessary key sample preparation equipment which together with the right procedures produce quality pulverized samples. Personnel with sample preparation experience have been recruited to operate the SPL. The pulps are dispatched to the SGS analytical laboratory in Mwanza, Tanzania for analysis. Producing pulps with a good turnaround time coupled with the reduction in cost of transporting whole samples, ensuring better QAQC policing of the analytical laboratory, have all significantly impacted positively on the efficiency of the exploration program.

The SGS laboratory at Mwanza has both sample preparation and analysis sections, they utilize the SGS standard procedures and control for both sample preparation and analysis. SGS used LIMS and has QLAB system, which is directly connected to the SGS Laboratory network via SLIM, (SGS Laboratory Information Management System) which is used by SGS Laboratories globally. SGS uses SLIM to generate client specific reports. SLIM is the backbone of SGS Laboratory management and quality management systems.Typical samples sent to SGS Laboratory are accompanied by a sample submission form, which contains at least the following information:

  Company name and complete address.
  Contact name.
  Details for distribution of reports and invoices.
  Method codes.
  Instructions on sample preparation.
  List or range of sample numbers.

Once the samples are received at the SGS Laboratory, the sample preparation goes through checking and reconciliation procedures as listed below followed by SGS sample preparation procedure (SGS code PRP87), the complete process includes:

  Samples checking,
  Sample reconciliation forms are prepared are sent to Kilogold to confirm the quantities of samples received
  Sample weighing
  Field samples are dried
  Crushed to 75% passing 2 mm
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  1.5 kg split by riffle splitter
  1.5 kg of 2mm material pulverized to 90% passing 75 microns in a ring and puck pulverizer.Course and pulp reject are returned to clients upon request.

Half of the drill core from Adumbi is sent to the SGS Mwanza Laboratory while the other half core is stored at the Company's core storage facility on site.

Sample Analysis

Drill core, trench, adit, pit, rock chip, channel samples were analyzed at the SGS Mwanza laboratory for gold using fire assay (FA) with Flame atomic absorption spectrometry (AAS) used to measure the gold (SGS code FAA505) with analyses  carried out on 50g aliquots. The effective range for FAA505 is 0.01 to 100ppm Au. In addition, checks assays were also carried out by the screen fire assay method to verify higher-grade sample assays obtained by fire assay. Internationally recognized standards and blanks were inserted at the Adumbi SPL as part of internal QA/QC analytical procedures.

The pre-2014 samples analysis procedure by ALS Chemex Laboratory was described in the RPA 2014 NI43-101 Technical Report.

BLEG Samples

All BLEG samples were sent to ALS Minerals in Ireland for analysis as follows. The original and duplicate BLEG samples were assayed as follows:

  No additional sample preparation required.
  Au, Ag, Cu and Pd by cyanide leach bottle roll on 1 kg, with reporting limits for Au of 1 ppb to 10,000 ppb (Method Au-CN12).
  A suite of 53 elements by aqua regia digestion of 0.5 g of sample, and analysis by ICP-MS and ICP-AES (Method ME-MS41L).

Stream Sediments

The original and duplicate samples were dried and disaggregated at the camp, and were submitted to the laboratory for analysis as follows:

  Sieve to minus 80 mesh.
  Fire assay of the minus 80 mesh fraction for Au, using a 50 g charge (Method Au-AA24).
  A suite of 53 elements by aqua regia digestion of 0.5 g of sample, and analysis by ICP-MS and ICP-AES (Method ME-MS41L).
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11.2. Quality Assurance and Quality Control

Quality assurance (QA) consists of evidence to demonstrate that assay data has precision and accuracy within generally accepted limits for the sampling and analytical method(s) used to have confidence in resource estimations. Quality control (QC) consists of procedures used to ensure that an adequate level of quality is maintained in the process of sampling, preparing and assaying exploration samples.

In general, QA/QC programs are designed to prevent or detect contamination and allow analytical precision and accuracy to be quantified. In addition, a QA/QC program can identify the overall sampling and assaying variability of the sampling method itself. The program can also determine the reporting accuracy for clerical and data transfer errors.

Accuracy is assessed by reviewing assays of commercially available Certified Reference Material (CRM) or in-house standards where available, and by check assaying at outside alternative accredited laboratories (referee, umpire, or check samples).  Precision or repeatability is assessed by processing duplicate samples from each stage of the analytical process from the primary stage of sample splitting, through sample preparation stages of crushing/splitting, pulverizing/splitting, and assaying. Control samples can also help identify possible mix-ups or mislabels during sample preparation.

QA/QC Program

Minecon has reviewed the QA/QC results for the Imbo Project, which includes the Adumbi, Kitenge and Manzako deposits. Kilo followed an industry standard QA/QC program with the regular submission of blanks and Certified reference materials (CRMs) also known as standards, into the sample stream. However, there were no records of duplicates if any used.

RPA in their study in 2014, reviewed the QA/QC of the projects data from 2010 to 2013 involving 33, 230 field samples made up of adits, trenches and drill holes samples and provided a comprehensive report in their February 28, 2014 NI43-101 Technical Report. The database included a total of 163 drill hole totalling 34.32 kilometres of drilling. A summary of the QA/QC as provided by RPA is shown in Table 11-1.

Table 11-1: Summary for RPA 2014 QAQC review of the database

Blanks		Field Duplicates	Certified Reference Materials (Standards)		Referee Samples
Number	Failures No./%	Number	Number	Failures No./%	Number
1,107	5 or 0.5%	139	858	82 or 10%	296

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RPA made the following comments in their February 28, 2014 NI 43-101 Technical Report:

"RPA considers an overall CRM (Commercial Reference Material or Standard) failure rate of 2% to be acceptable. The Kilo inserted CRMs have a 10% failure rate which raises serious concerns with regard to precision at the assay laboratory and/or inadequate homogenization of the commercial standard. The CRM failures have not been re-assayed. RPA recommends that if a batch of samples has a CRM failure rate of over 2%, it should be re-assayed as a whole. In addition, RPA recommends that greater care be taken when naming a standard and sufficient material is supplied for assay."

Following the RPA comments and recommendations, Kilo as part of the 2014 exploration program followed up on these recommendations.

The standards and blanks results were interrogated, with a view to identifying analytical batches or parts of batches, that failed QC criteria and warranted re-assay. The failed samples from Adumbi were then prioritised, and re-assays were carried out at SGS in Mwanza.

This section of the report describes the QC criteria adopted by the exploration team and presents the re-assay results for Adumbi and discusses its implications. Table 11-2 provides a summary of drill core samples, standards and blanks submitted for assay from the Adumbi, Kitenge and Manzako deposits in the pre-2013 drilling program. Table 11-3 shows Standards submitted with Kilo drill core samples.

Table 11-2: Summary of drill core samples, standards and blanks submitted for assay from the Adumbi, Kitenge and Manzako prospects

Prospect	Samples	Standards		Blanks
		No.	%	No.	%
Adumbi	9,121	221	2.4	338	3.7
Kitenge	12,141	402	3.3	495	4.1
Manzako	7,176	230	3.2	265	3.7
Total	28,438	853	3.0	1,098	3.9

Table 11-3:  Standards submitted with Kilo drill core samples

Standard	Au Grade (g/t)	Prospects
OxE101	0.607	Adumbi, Kitenge, Manzako
OxE74	0.651	Adumbi, Kitenge, Manzako
OxJ95	2.337	Kitenge, Manzako
OxJ64	2.366	Adumbi, Kitenge, Manzako
SJ39	2.641	Kitenge, Manzako
OxL93	5.841	Adumbi, Kitenge, Manzako
OxL63	5.865	Adumbi, Kitenge, Manzako
OxN49	7.635	Adumbi

To determine whether an analytical result for a particular standard lies within acceptable limits, data was inserted into an Excel spreadsheet dedicated to that standard. A standard control sheet, unique for each standard but which generates chats based on control limits defined on the same general basis. The control limits are defined as 3 x SD (med mr) above and below the mean.  The "SD (med mr)" is the Standard Deviation based on the Median Moving Range, and as shown, provides a more robust estimate than other SD calculations.

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Every laboratory reported grade for an inserted standard is plotted on the standard control sheet that corresponds to the specific standard.

The Standard Control Sheet shows the standard assay results and Control Limits in graph format, as shown in Figure 11-1. Standards that fall outside the defined tolerance are considered as failed. In this Performance Chart the last two samples can be seen to plot outside the Control Limits indicated by the red lines.

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For investigations on a failed standard to provide some comfort to ensure the extent of failure is properly determined, samples that falls between the passing standard before the failed standard and the passing standard after the failed standard are selected for investigation.

The laboratory is then instructed to re-assay the samples between the first accepted standard above the failure to the first accepted standard below the failure, together with the three standards (Figure 11-2). The re-assay results for the standards are then assessed by means of the Standard Control Sheet, and if accepted, the sample results are also accepted and entered into the project database. If any of the re-assayed standards are rejected, the procedure is repeated.

Accepting or Rejecting Assay Data using Standard Results

After using the Standard Control Sheet to determine whether to accept or reject the assay result for a standard, the information is used to annotate the laboratory assay spreadsheet. As shown in the example in Table 11-4, the accepted standard assays are highlighted in green, and the rejected standard assays are highlighted in red.

The laboratory is then instructed to re-assay the samples between the first accepted standard above the failure to the first accepted standard below the failure, together with the three standards (Figure 11.2).  The re-assay results for the standards are then assessed by means of the Standard Control Sheet, and if accepted, the sample results are also accepted and entered into the project database.  If any of the re-assayed standards are rejected, the procedure is repeated.

Blanks

Theoretically a blank will have a gold content below the analytical detection limit, which at most laboratories is 0.01 g/t (10 ppb) for a standard fire assay with a 50 g charge. However, instrumental and analytical errors may occur, and accidental contamination by gold-bearing material is possible, any of which may give a result above the detection limit.

For the current exercise, an upper limit of 0.03 g/t (30 ppb) Au was used for blanks, i.e. results >0.03 g/t were rejected.  The failed blank and associated samples were re-assayed, using the same principles as for failed standards (Figure 11-2).

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Table 11-4: Left: Annotated assay results sheet showing the samples selected for re-assay based on a rejected standard.  Right: Results sheet with re-assay results, showing all results can be accept

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The review resulted in the need for up to 3,820 samples representing 13.4% of the entire drilling database for Adumbi, Kitenge and Manzako to go through another QC process. Of this total number of samples, 1,014 were from the Adumbi deposit, this represented 11.1% of the entire Adumbi database. The preferred samples to be selected for the re-submissions were pulps rejects from the original samples submitted. However, efforts made at Kilo's storage facility at Beni, to retrieve the 1,014 samples as pulps yielded 616 (61%) pulps. For the rest of the samples 382 (38%) quarter cores were taken from the remaining half cores that were in the company's storage facility. The remaining 16 (1%) samples could not be obtained, as the hole (SADD0017) from which they were from had been already quartered for metallurgical studies.

The Adumbi samples were re-numbered for re-submission to an Umpire Laboratory other than SGS for analysis. Emphasis was put on similar analytical method (50g Fire Assay charge with AAS finish) as was done on the original samples by ALS. The samples were submitted with an insertion of 12% of quality control material made up of 8% international standards and 4% blanks.

Once the re-assayed results were received, the Kilo team undertook assessment of both the standard and blanks using the same criteria outline above.

Once all checks were done and new re-assayed values were determined as passed, they were compared to the earlier assays for the samples in the earlier database. The comparison in terms of correlational studies were made differently for samples submitted as pulps and those submitted as quarter cores on different grade ranges. In conclusion, the results of the pulps correlated very well with those for the original samples. whereas those for the quarter cores showed some variation. The lesser correlation between results comparing results from quarter cores with those from pulps of an earlier half core was expected as it is a known function of volume variance as well as nugget effect.

The Kilo team upon these observations assccessed the impact of substituting the new re-assayed results on mineralization intercepts affected in terms of both widths and overall composited intercept grades and , they concluded it was not worth replacing the old results in the database with the new ones, as they would not have any significant impact on the overall intercept widths and grades. Minecon is of the opinion that as the re-assays had had all passed the QA/QC test, they should be used to replace the old results and the process should have not just ended with the correlation exercise. The re-submitted samples even for the quarter cores have been submitted with an entire set of samples including pulp splits from the original half core which hadve gone through QAQC checks and have passed hence they should have replaced the old sample results. The re-assaying exercise affected at least seven holes namely SADD0001, SADD0004, SADD0005, SADD0010, SADD0011, SADD0011, SADD0012 and SADD0017, which went through the mineralized zones and impacted on the interpretation hence replacing the old results with the new ones was necessary.

2014 to 2017 QAQC Program

During the 2014 to 2017 exploration program, the team continued with more stringent QA/QC protocols of inserting 8 standards and 4 Blanks in any every 100 samples submitted, i.e. 12% QA/QC samples. It is worth noting that between 2010 and early 2011, Kilo submitted CRM at a rate of four CRMs in a sample batch of 200.

The QA/QC database for the period 2014 to 2017 includes quality control samples inserted into samples collected from diverse sampling methods. Samples included BLEG, rock chip, pit, trench, channel and diamond drill hole samples. A total of 5,973 samples were submitted to the analytical laboratory for assaying. Table 11-5 provides a summary of the samples submitted during the period. A total of 525 standards and 289 blanks inserted during the period and the summarize performance of these QA/QC material are as shown in Tables 11-6 to 11-13.

Table 11-5: Summary of the samples in the 2014-2017 exploration period

SAMPLE TYPE	BLEG	ROCK CHIP	PIT	TRENCH CHANNELS	OTHER CHANNELS	DD	TOTAL
NUMBER	216	419	198	74	355	4,531	5,793

Colonial adits that had earlier been samples were re- surveyed but not re-sampled.

Of the 380 metres of colonial trenches re-opened, 72.2 meters of portions with good alteration known to be associated with mineralization were sampled yielding 74 samples.

The Drilling data count included 998 samples from the pre-2014 drilling program which were sent for re-assaying as described earlier above.

The quality control material introduced with these samples included 525 standards and 289 blanks. The rate of standards and blanks usage as per the number of samples submitted is 9.1% and 4.9% respectively. 171 standards were inserted during the 2014 to 2015 period and 354 standards inserted in the 2016 to 2017 period. Diamond drilling of a total of 38 holes (6907.64 metres) was undertaken during the 2016 to 2017 period on several prospects under the Imbo License including Adumbi West, Kitenge extension, Adumbi South and the four Adumbi deeps holes. Table 11-6 summarizes the drilling undertaken during the period.

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Table 11-6: Summarizes of drilling undertaken in 2016 -2017.

PROSPECT	NUMBER OF HOLES DRILLED	METRES
ADUMBI WEST	11	1,555.45
KITENGE EXTENSION	14	2,169.60
ADUMBI SOUTH	9	1,406.64
ADUMBI DEEP	4	1,775.95
TOTAL	38	6,907.64

A summary of the performance of the QA/QC materials inserted in all exploration activities undertaken from 2014 to 2017 is shown in Table 11-7.

Table 11-7: Summary of performance of QAQC materials inserted in 2014-2017

Blanks		Certified Reference
		Materials (Standards)
Number	Failures No./%	Number	Failures No./%
289	7 or 2.4%	525	30 or 5.7%

The source, type and other properties of the standards used inserted are captured in Table 11-8.

Table 11-8: Source, type, grade of various standard used in 2014 - 2017

CRM ID	Source	Material Type	Expected Grade	95% Confidence Interval
OxA89	Rocklabs	Oxide	0.084	0.0025
OxE106	Rocklabs	Oxide	0.606	0.004
OxG99	Rocklabs	Oxide	0.932	0.006
OxG98	Rocklabs	Oxide	1.017	0.006
Oxi96	Rocklabs	Oxide	1.802	0.012
HiSilK2	Rocklabs	Sulphide	3.474	0.034
SK62	Rocklabs	Sulphide	4.075	0.045
HiSilP1	Rocklabs	Sulphide	12.05	0.130
OxP91	Rocklabs	Oxide	14.82	0.100
SQ48	Rocklabs	Sulphide	30.25	0.170

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The standards used by Kilo considered both a broad grade range and different material type; Oxides and Sulphides, which Minecon considers as good practice. The distribution of the standards across the various projects is shown in Table 11-9.

Table 11-9: Distribution of standards across the Imbo Project

PROJECT	HiSilK2	HiSilP1	OxG98	Oxi96	OxP91	SK62	SQ48	OxA89	OxE106	OxG99	TOTAL
ADUMBI DEEP	14	11	12	15	11	12	11				86
Adumbi - 2014 DD re-assays	19			19			18	18	19		93
ADUMBI WEST (2014-2015)	14			12		4	13	11	13		67
ADUMBI WEST	6	9	12	12	11	10	9				69
ADUMBI SOUTH	6	13	19	13	11	10	13				85
KITENGE EXTENSION	1	8	7	15	11	15	12				69
BLEG (IMBO WEST)								3	3	2	8
NGAZI (PE9692)	4	4	4	3	3	4	5				27
DHAHABU (PE9595)	1	1	2	1		1					6
NANE (PE140)			1	1							2
GAMBI (PE137)		1			1						2
VATICAN	1			2			1				4
KITENGE SENEGAL	1			1		1	2		2		7
TOTAL	67	47	57	94	48	57	84	32	37	2	525

A total of 4.9% (30) of standards and 2.4% (7) of blanks submitted failed at the first submission. The overall performance of the standards is summarized in Table 11-10. Table 11-11 shows the summary of the performance of the standards across the projects.

Table 11-10: Summary of overall performance of Standards used

CRM ID	HiSilK2	HiSilP1	OxG98	Oxi96	OxP91	SK62	SQ48	OxA89	OxE106	OxG99	TOTAL
NUMBER OF TIMES USED	67	47	57	94	48	57	84	32	37	2	525
NUMBER OF PASSES	61	45	52	89	46	55	81	30	34	2	495
NUMBER OF FAILURES	6	2	5	5	2	2	3	2	3	0	30
PERCENTAGE FAILURE	9.0	4.3	8.8	5.3	4.2	3.5	3.6	6.3	8.1	-	5.7

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Table 11-11: Summary of overall performance of standards by deposits and prospects

PROJECT/PROSPECT	CRM USAGE	CRM PASSES	CRM FAILURES	PERCENTAGE FAILURE
ADUMBI DEEP	86	82	4	4.7
Adumbi - 2014 DD re-assays	93	83	10	10.8
ADUMBI WEST (2014-2015)	69	66	3	4.3
ADUMBI WEST	67	67	0	-
ADUMBI SOUTH	85	81	4	4.7
KITENGE EXTENSION	69	65	4	5.8
BLEG (IMBO WEST)	8	8	0	-
NGAZI (PE9692)	27	23	4	14.8
DHAHABU (PE9595)	6	5	1	16.7
NANE (PE140)	2	2	0	-
GAMBI (PE137)	2	2	0	-
VATICAN	4	4	0	-
KITENGE SENEGAL	7	7	0	-
TOTAL	525	495	30	5.7

Figures 11-2 to 11-5 are standard control chart plotted for QA/QC analyses of the various standards used in the Imbo Project.

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The basic statistics of the blanks submitted as part of the QAQC process is summarized below in Table 11-12.

Tables 11-.12: Basic statistics of blanks submitted as part of 2014 - 2017 QAQC program

FIELD	NSAMPLES	MINIMUM	MAXIMUM	RANGE	MEAN	VARIANCE	STANDDEV
AU	288	0.005	0.09	0.090	0.014	0.000	0.011

Adumbi Deposit Standards Performance

From 525 standards inserted, 86 were inserted into the Adumbi drill hole samples submitted which formed the core of the resource database for Adumbi deposit.

The 86 standards represent 8% of the 1,073 drill holes samples assayed. The summary of the standards used in the Adumbi deposit is captured in Table 11-13. Table 11-14 provides a summary of the performance of the standards used at the Adumbi.

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Table 11-13. Summary of standards used in QAQC program for Adumbi deposit

CRMID	CERTIFIED GRADE	NSAMPLES	MINIMUM	MAXIMUM	RANGE	MEAN	VARIANCE	STAND DEV	3STD
HiSilK2	3.474	14	3.44	3.60	0.16	3.503	0.002	0.040	0.120
HiSilP1	12.05	11	11.70	12.90	1.20	12.491	0.119	0.345	1.035
OxG98	1.017	12	0.98	1.19	0.21	1.033	0.003	0.050	0.150
Oxi96	1.802	15	1.75	1.85	0.10	1.813	0.001	0.025	0.074
OxP91	14.82	11	14.80	16.00	1.20	15.427	0.113	0.336	1.008
SK62	4.075	12	3.52	4.19	0.67	4.012	0.026	0.160	0.480
SQ48	30.25	11	29.40	32.40	3.00	30.873	0.893	0.945	2.835

Table 11-14. Summarized performance of standards used in QAQC program for Adumbi deposit

CRM ID	Count	Certified Grade	Passed	Failed	Comment
HiSilK2	14	3.474	13	1	No re-assay submitted
HiSilP1	11	12.05	11	0
OxG98	12	1.017	10	2	1 failed re-assayed other not re-assayed
Oxi96	15	1.802	15	0
OxP91	11	14.82	11	0
SK62	12	4.075	11	1	No re-assay submitted
SQ48	11	30.25	11	0
Total	86		82	4

Figures 11-6 to 11-12 are standard control chart plotted for QA/QC analyses of the various standards used in the Adumbi deposit only.

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There was a re-assay request made for one of the four Adumbi standards that failed; Samples number 61775 (OxG98) that failed, and the re-assay results passed the QC check so the re-assayed result was used in the database. There was however no re-assay request made for the other three samples 62207 (SK62), 62174 (OxG98) and 61325 (HiSilK2) that failed. For 62174 (OxG98) and 61325 (HiSilK2), the Kilo team were of the view that they had passed when considered within the range of the entire standards of their kind submitted for the entire Imbo Project, hence re-assaying was not necessary. Minecon is however of the opinion that, the domain for the determination of the passing of the standards should have been Adumbi specific and not the entire project samples. The failure of 3 standards in 86 standards submitted represents 3.5% failure, in Minecon's opinion, this is not fatal, but it is necessary for the team to have requested for re-assays. In the absence of the re-assayed result, Minecon carried out visual checks on the adjacent samples to the failed standards to determine the possible impart of the failure on these nearby samples. Though no clear related impact could easily be seen, Minecon will recommend that these samples are retrieved and resubmitted.

The overall performance of the standards does not exhibit any bias. The frequency of insertion of QC materials is adequate to enable the data to be used for geological modelling and resource estimation.

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Blanks

Kilo as part of their QA/QC program, inserted blanks at a rate of four blank samples in every batch of 100 samples. The blanks sourced from Humac Laboratories Tanzania are stored at Adumbi in 50 x 20 litre storage bins in a secured place.

The Kilo team as a way of checking the integrity of the stored blanks did submit blanks collected from 20 different bins and labeled them as normal samples to the SGS laboratory for assaying. The result of the assays received are as shown in Table 11-15. All but one sample number 51255 from bucket 18 return results less or equal to 0.02g/t, which is the accepted upper limit of a blank. The Failed bucket was isolated, investigated, and not used as a blank.

Table 11-15: Results for batch testing of Blanks

Sample number	Assay result (Au g/t)	MW Batch	KGL Batch	Description
51237	<0.01	MW141778	Batch 005	Bucket No. 1
51238	<0.01	MW141778	Batch 005	Bucket No. 2
51239	<0.01	MW141778	Batch 005	Bucket No. 3
51240	<0.01	MW141778	Batch 005	Bucket No. 4
51241	<0.01	MW141778	Batch 005	Bucket No. 5
51242	<0.01	MW141778	Batch 005	Bucket No. 6
51243	<0.01	MW141778	Batch 005	Bucket No. 7
51244	<0.01	MW141778	Batch 005	Bucket No. 8
51245	<0.01	MW141778	Batch 005	Bucket No. 9
51246	<0.01	MW141778	Batch 005	Bucket No. 10
51247	<0.01	MW141778	Batch 005	Bucket No. 11
51248	0.01	MW141778	Batch 005	Bucket No. 12
51249	<0.01	MW141778	Batch 005	Bucket No. 13
51250	<0.01	MW141778	Batch 005	Bucket No. 14
51251	<0.01	MW141778	Batch 005	Bucket No. 15
51252	0.02	MW141778	Batch 005	Bucket No. 16
51253	<0.01	MW141778	Batch 005	Bucket No. 17
51254	0.09	MW141778	Batch 005	Bucket No. 18
51255	<0.01	MW141778	Batch 005	Bucket No. 19
51256	<0.01	MW141778	Batch 005	Bucket No. 20

Of the 289 blanks inserted, 7 returned grades above 0.03 g/t, which is Kilo's accepted upper limit for blanks grade. The blanks reported minimum and maximum grades of 0.005 g/t and 1.19 g/t. One failed blank reported a grade of 1.19 g/t, which is not a typical grade of a blank. This was discarded after checking the grade of adjacent samples in the same batch 70 (SGS Job number MW141774) with it which report lower grades than it or even blank grades. The sample before it reported a grade of 1.06 g/t and the one after it was <0.01 g/t. Minecon suspects that this could have been due to sample swapping and not contamination. So though included in the list of failed blanks, it has been discarded in any calculations or plots. Kilo made re-assay request for some of the failed other blanks. The failure of 7 blanks represents a 2.4% failure, which Minecon considers satisfactory. Figure 11-14 shows a performance chart of all blanks inserted in the 2014 to 2017 program. Table 11-16 displays the results of the failed blanks.

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It was however noted that a further 12 samples returned with grade of 0.03 g/t (Table 11-16), this could have sent the percentage of failed blanks to 6.6%. Minecon considers an upper limit of 0.02 g/t as tolerable for blanks. Minecon therefore recommended that any blank reporting a grade of greater than 0.02g/t be flagged as failed and a re-assay request made for the sample and 3 adjacent samples before and after the failing blank. This recommendation was implemented during the 2020/21 drilling program. Minecon after checking the neighbouring samples of the failing blanks does not think that there was any significant cross contamination of the samples during the sample preparation process.

Table 11-16: Results of failed blanks

Sample number	Assay result (Au g/t)	SGS Job No.	Kilo Batch No.	PROJECT/PROSPECT
61540	0.03	MW170761	Batch 076	ADUMBI DEEP
61990	0.03	MW171154	Batch 081	ADUMBI DEEP
56309	0.03	MW142179	Batch 009	ADUMBI PRE-2014 CORES RE-ASSAYS
56334	0.03	MW142179	Batch 009	ADUMBI PRE-2014 CORES RE-ASSAYS
56709	0.04	MW142183	Batch 013	ADUMBI PRE-2014 CORES RE-ASSAYS
57034	0.04	MW142186	Batch 016	ADUMBI PRE-2014 CORES RE-ASSAYS
56687	0.08	MW142182	Batch 012	ADUMBI PRE-2014 CORES RE-ASSAYS
57087	0.09	MW142192	Batch 019	ADUMBI PRE-2014 CORES RE-ASSAYS
57298	0.03	MW162448	Batch 041	ADUMBI SOUTH
57824	0.03	MW162451	Batch 044	ADUMBI SOUTH
59248	0.03	MW170400	Batch 059	ADUMBI WEST
59374	0.03	MW170401	Batch 060	ADUMBI WEST
59398	0.03	MW170401	Batch 060	ADUMBI WEST
59916	0.03	MW170595	Batch 069	ADUMBI WEST
61166	0.03	MW170597	Batch 071	ADUMBI WEST
51982	0.07	MW150667	Batch 033	ADUMBI WEST
51254	0.09	MW141778	Batch 005	ADUMBI WEST
51162	1.19	MW141774	Batch 001	ADUMBI WEST
66890	0.03	MW171641	Batch 092	NGAZI

Minecon also recommended that re-assay request be sent for all failed blanks. Upon receipt of re-assayed results, a decision could be made on whether to replace results of adjacent samples in the database. Minecon noted that there were some extra 12 blanks listed as inserted for which there were no results provided in the database. These blanks were investigated with respect to their adjacent samples.

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Duplicates

The Kilo QA/QC program did not include the submission of any duplicates. For drill cores, half cores were sent to the Mwanza laboratory for preparation and assaying and Kilo decided to keep the other half for further studies including metallurgical studies.

Duplicates are vital in QA/QC programs as they assist in determining the repeatability or variability even at the local stage (nugget effect) inherent with sampling the same interval and detecting sample number mix-ups and even sample swapping.

Minecon recommended that Loncor incorporated the use of duplicates in the QA/QC program. The recommendation was implemented during the 2020/21 drilling program. Duplicates were inserted at rate of one in any 50 samples submitted. Just like the way standards of variable grade ranges are used to monitor the laboratory precision in various grade ranges, the duplicates selected were within potential mineralized zones with varying grade ranges, to test the repeatability of grades in a wider range of grades. Duplicate samples were labelled in a disguised manner so the analytical laboratory cannot detect they are duplicates. Duplicate samples were field (core, trench or underground), coarse (crushed reject), or pulp (pulverized reject) duplicates.

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Inter Laboratory Checks

For the period 2014 to 2017, Kilo did not submit any samples for inter-laboratory or refereeing checks. Inter-laboratory checks are essential in comparing the repeatability of grades of different splits of the sample by different laboratories. Kilo in the pre-2014 exploration program period sent some 296 Kitenge and Manzako pulps to SGS Johannesburg Laboratory for referee or umpire checks.

Now that Loncor is using SGS Mwanza laboratory as the main laboratory, ALS Chemex was selected as the umpire laboratory. The umpire laboratory uses the same analytical method the principal laboratory employed to facilitate comparison of the results obtained from the two different laboratories.

Review of External Laboratory Internal QA/QC Program

SGS Laboratory Mwanza uses Standards, Blanks, Duplicates and Replicates as part of their internal QA/QC checks. The frequency of the QC materials usage are as follows:

  Standards in a batch of 50 samples
  1 preparation blank (prep process blank) in every 50 samples
  1 Regent blank in every 50 samples
  1 weighed replicate in every 50 samples
  1 preparation duplicate (Re-split) in every 50 samples

Minecon has reviewed the internal QC reports submitted by SGS Laboratory during the period they processed Kilo samples and find them all in order. Hence, there is no evidence of contamination or lack of precision in the laboratory processes.

A diverse grade range of standards from low grade through medium the higher-grade standards were used and all passed the QA/QC protocol. As well, all blanks inserted by SGS during the period passed, reporting no grade above 0.02 g/t.

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Duplicate correlation graphs showed high repeatability of results with high correlation co-efficient in the 0.999 ranges

Replicates also confirmed good repeatability.

11.3. Security

For the period 2014 to 2017, the Kilo exploration team submitted all samples to the analytical laboratory for both sample preparation and chemical analysis. No employee, officer, director, or associate of Kilo carried out any sample preparation on samples from the Imbo exploration program.

Drill core was transported from the drill site by Kilo vehicle or helicopter, to the secure core yard facility at the Adumbi Base Camp. Initially, all samples collected for assaying were retained in a locked secure shed until a company vehicle to the administrative office in Beni dispatched them. A commercial freight forwarding agent then transported the samples from Beni to ALS Mwanza, Tanzania, for sample preparation.

Dispatch forms follow the samples from the field to the laboratory for analysis to verify each step of the process and to ensure that all samples are accounted for. SGS laboratory on their part send samples reconciliation forms upon receipt of any batch of samples sent by Kilo through the forwarding agents to be sure no sample loses or reduction occurs. All half core was indexed and stored at the secured core storage facility at the Adumbi Camp.

2020 and 2021 QA/QC Program

During the 2020-2021 exploration program, Loncor initiated enhanced QA/QC Protocols. In a batch of 100 samples, 8 standards, 2 blanks and 2 Duplicates were inserted, equivalent to 12% of controls samples. These control materials were inserted into all types of samples that were collected and processed during the period and prior to it being dispatched to the SGS analytical laboratory for analysis.

All the analytical results received from SGS are subjected to the Company's internal QA/QC checks. These included checking their performance with respect to the inserted control materials, made up of International Certified reference materials, blanks, and duplicates. Batches that passed the checks were released to the database geologist for further verification and capturing into the validated master assay database. Per practice, batches that fail the internal QA/QC checks are subject to either partial or full re-assay requests depending on the cause and extent of the failure. The re-assayed results are re-subjected to the same internal QA/QC checks. Only results that pass the QA/QC checks are entered into the master database.

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Table 11-17 below is a summary of samples collected during the 2020-21 exploration program on the Imbo Project. A total of 5,322 samples of various type were collected during the period from which a total of 4,863 samples were received at the SPL for processing by the end of May 2021 (Table 11-18). By mid May 2021, 4,790 samples were received at the SPL but a total of 5,031 samples including control samples were processed by the SPL. A total of 5,192 samples were dispatched to the SGS laboratory for analysis during the period. This include 663 control samples: 453 standards; 143 blanks and 67 duplicates. The shortfall in duplicates was as a result of the delay in starting the introduction of the collection of duplicates.  This represents an overall QA/QC control percentage of 13.2% with respect to the samples processed by to the SPL preparation laboratory by mid May.

Table 11-17: Summary of the samples in the 2020-2021 exploration period

SAMPLE TYPE	DD	SOIL	ROCK	TRENCH	OTHER CHANNELS	TOTAL
TOTAL	1,978	2,741	289	126	188	5,322

Table 11-18 Summary of samples sent to the Sample Preparation Laboratory for processing

SAMPLE TYPE	DD	SOILS	ROCK	CHANNEL	TOTAL
TOTAL	2,216	2,586	46	15	4,863

At the time of compiling this report, 11 core holes totaling 5,042.85 metres had been drilled since the start of the 2020-21 drilling campaign. Nine holes were drilled at Adumbi and two holes were drilled at Mambo Bado Table 11-19.

Table 11-19: Summary of drilling undertaken in 2020 - 2021

PROSPECT	NUMBER OF HOLES DRILLED	METRES
ADUMBI	9	4,680.65
MAMBO BADO	2	362.20
TOTAL	11	5,042.85

The performance of the QA/QC materials based on the results received to date for the 2020/21 exploration program is summarised in Table 11-20.

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Table 11-20: Summary of performance of QAQC materials inserted in 2020-2021

Blanks		Certified Reference
		Materials (Standards)
Number	No. or % Failures	Number	No. or % Failures
143	3 or 2.1%	453	7 or 2.0%

The source, type and other properties of the standards inserted are captured in Table 11-21.

Table 11-21: Source, type, grade of various standards used in 2020 - 2021

CRM ID	Source	Material Type	Expected Grade	95% Confidence Interval
OxA89	Rocklabs	Oxide	0.084	0.0025
OxE106	Rocklabs	Oxide	0.606	0.004
OxG99	Rocklabs	Oxide	0.932	0.006
HiSilK2	Rocklabs	Sulphide	3.474	0.034
SK62	Rocklabs	Sulphide	4.075	0.045
HiSilP1	Rocklabs	Sulphide	12.05	0.13
SQ48	Rocklabs	Sulphide	30.25	0.17
OXC109	Rocklabs	Oxide	0.201	0.002
SE44	Rocklabs	Sulphide	0.606	0.006
SE114	Rocklabs	Sulphide	0.634	0.005
SG115	Rocklabs	Sulphide	1.017	0.005
SJ111	Rocklabs	Sulphide	2.812	0.021

The standards used by Loncor considered both a broad gold grade range and various material types; Oxide and Fresh. The grade range is generally selected to match the sample types submitted which Minecon considers as good practice. The distribution of the standards across the various projects is shown in Table 11-22.

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Table 11-22: Distribution of standards across the Imbo Project

PROJECT /AREA	HISILK2	HiSilP1	OXG99	SK62	SQ48	OXA89	OXC109	OXE106	SE44	SE114	SG 115	SJ 111
ADUMBI DD	46	44	6	48	30			1	13	6	1	8
MAMBO BADO	5	3		6	1
IMBO EAST			33			40	38	37
IMBO WEST			16			18	14	16
LB			4		1	5	4	5	4
TOTAL	51	47	59	54	32	63	56	59	17	6	1	8

A total of 2.0% (7) of standards and 2.1% (3) of blanks submitted failed at the first submission. The overall performance of the standards is summarized in Table 11-23.

Table 11-23: Summary of overall performance of Standards used

CRM ID	HISILK2	HiSilP1	OXG99	SK62	SQ48	OXA89	OXC109	OXE106	SE44	SE114	SG 115	SJ 111
NUMBER OF TIMES USED	51	47	59	54	32	63	56	59	17	6	1	8
NUMBER OF PASSES	50	47	57	54	32	62	55	58	17	6	1	7
NUMBER OF FAILURES	1	0	2	0	0	1	1	1	0	0	0	1
PERCENTAGE FAILURE	1.96	-	3.39	-	-	1.59	1.79	1.69	-	-	-	12.50

Figures 11-14 to 11-17 are standard control charts plotted for QA/QC analyses of the various standards used in the Imbo Project.

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The basic statistics of the blanks submitted as part of the QA/QC process is summarized below in Table 11-24.

Tables 11-.24: Basic statistics of blanks submitted as part of 2020 - 2021 QA/QC program

FIELD	NSAMPLES	MINIMUM	MAXIMUM	RANGE	MEAN	VARIANCE	STANDDEV
AU	143	0.005	0.07	0.065	0.0096	0	0.0077

Adumbi Deposit Standards Performance

From the 453 standards inserted, 203 were inserted into the Adumbi drill hole samples which formed the core of the resource database for the Adumbi deposit.

The 203 standards represent 9.9% of the 2,034 samples assayed in relation to Adumbi drillholes samples assayed. The summary of the standards used in the Adumbi deposit is captured in Table 11-25. Table 11-26 provides a summary of the performance of the standards used for the Adumbi deposit.

Table 11-25. Summary of standards used in QA/QC program for Adumbi deposit

CRMID	CERTIFIED GRADE	NSAMPLES	MINIMUM	MAXIMUM	RANGE	MEAN	VARIANCE	STANDDEV	3STD
HiSilK2	3.474	46	2.66	4.04	1.38	3.428	0.061	0.248	0.743
HiSilP1	12.05	44	0.02	12.7	12.68	11.782	3.376	1.837	5.512
OXE106	0.606	1	0.59	0.59	0	0.590	-	-
OXG99	0.932	6	0.92	0.96	0.04	0.937	0.000	0.018	0.054
SE114	0.634	6	0.6	0.64	0.04	0.623	0.000	0.015	0.045
SE44	0.606	13	0.59	0.63	0.04	0.616	0.000	0.009	0.028
SG 115	1.017	1	0.97	0.97	0	0.970	-	-
SJ 111	2.812	8	2.42	3.33	0.91	2.831	0.087	0.295	0.884
SK62	4.075	48	2.08	4.95	2.87	3.988	0.158	0.398	1.194
SQ48	30.25	30	28.6	32.1	3.5	30.663	0.839	0.916	2.748

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Table 11-26. Summarized performance of standards used in QA/QC program for Adumbi deposit

CRM ID	Count	Certified Grade	Passed	Failed	Comment
HiSilK2	46	3.474	45	1	Re-assay slightly higher but within 3STD
HiSilP1	44	12.05	44	0
OXG99	6	0.932	6	0
SK62	48	4.075	48	0
SQ48	30	30.25	30	0
OXE106	1	0.606	1	0
SE44	13	0.606	13	0
SE114	6	0.634	6	0
SG 115	1	1.017	1	0
SJ 111	8	2.812	7	1	Used 2nd re-assay
TOTAL	203		201	2

Figures 11-18 to 11-21 are standard control charts plotted for QA/QC analyses of the various standards used in the Adumbi deposit only.

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Though the results for some batches originally sent by SGS showed failure of some of the standards as per Loncor's internal QA/QC protocols, re-assay requests were promptly sent to SGS selecting the failed standards together with samples on either sides of the failed sample up to the passing standards before and after the samples for re-assaying. In almost all cases the re-assayed results returned grades within the accepted tolerance. In such case the results that accompanied the passed standard were used in the database.

For sample batch number 137AD, the initial results issued by SGS for sample numbers 63020 and 63021, for which 63020 a standard, HiSilP1 (with certified grade of 12.05g/t) was assigned a grade of 0.02g/t but 63021 was a normal field samples with a grade of 12.1 g/t. This suggests a swap of samples in the two samples possibly during the assaying process.  A re-assay request was sent to SGS Laboratory and the re-assayed result confirmed the swap. The standard was now assigned the new grade of 11.9g/t and the normal samples a grade of 0.01g/t.

There was also a re-assay request sent for the failed standard HiLSK2 ( certified grade 3.474g/t), submitted as samples number 62843 in batch 128AD  together with other samples initially considered as failed standards to the next passing standard above and below the standard. The re-assayed result still reported a grade of 3.71 g/t for the standard which has according to the standard performance chart an upper tolerable limit of 3.68 g/t. Visual checks on the surrounding samples did not indicate any fatal failure or concern.

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In the absence of the re-assayed result, Minecon carried out visual checks on the adjacent samples to the failed standards to determine the possible impart of the failure on these nearby samples. Though no clear related impact could easily be seen, Minecon will recommend that these samples are retrieved and resubmitted as part of the inter-lab checks.

The overall performance of the standards does not exhibit any bias. The frequency of insertion of QC materials is adequate to enable the data to be used for geological modelling and resource estimation.

Blanks

Loncor as part of their QA/QC program, inserted blanks at the rate of four blanks in every batch of hundred samples. This was reviewed to 2 blanks in every 100 samples with the introduction of duplicates in the QA/QC protocols.

The blanks sourced from Humac Laboratories Tanzania are stored at Adumbi in 50 x 20 litre storage bins in a secured place.

The Kilo team as a way of checking the integrity of the stored blanks did submit blanks collected from 20 different bins and labeled them as normal samples to the SGS laboratory for assaying. Routinely the integrity of the blanks was tested by fetching representative samples from each bucket and submitting them for assaying to ensure they are reporting blank grades which Loncor has fixed at less or equal to 0.02g/t.

Attempt has also been made to acquire some blanks from nearer sources like Beni for testing for use as barren material.

During the 2020 - 2021 period representative samples from some of the purchased blanks were fetched and prepared by the sample preparation laboratory and pulps of them were submitted to SGS for analysis.

The result of the assays received are as shown in Table 11-27.

From the results above 31 out of the 46 buckets tested return grades of less than or equal to 0.02g/t. These were considered as potentially useful for barren granites and were separated from the rest which were discarded.

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Table 11-27: Results for batch testing of Blanks

Sample number	Assay result (Au g/t)	MW Batch	Loncor Batch No	Description
81201	0.05	MW202297	BATCH 132IE	B3
81202	0.04	MW202297	BATCH 132IE	B8
81203	0.03	MW202297	BATCH 132IE	B9
81205	0.03	MW202297	BATCH 132IE	B12
81206	0.02	MW202297	BATCH 132IE	B13
81207	0.02	MW202297	BATCH 132IE	B14
81208	0.03	MW202297	BATCH 132IE	B15
81209	0.02	MW202297	BATCH 132IE	B16
81210	0.04	MW202297	BATCH 132IE	B17
81211	0.02	MW202297	BATCH 132IE	B18
81212	0.02	MW202297	BATCH 132IE	B19
81213	0.01	MW202297	BATCH 132IE	B20
81214	0.02	MW202297	BATCH 132IE	B21
81215	0.02	MW202297	BATCH 132IE	B22
81216	0.01	MW202297	BATCH 132IE	B23
81217	0.02	MW202297	BATCH 132IE	B24
81218	<0.01	MW202297	BATCH 132IE	B25
81219	0.02	MW202297	BATCH 132IE	B26
81220	0.02	MW202297	BATCH 132IE	B27
81221	0.02	MW202297	BATCH 132IE	B28
81222	0.02	MW202297	BATCH 132IE	B29
81223	0.02	MW202297	BATCH 132IE	B30
81224	0.02	MW202297	BATCH 132IE	B31
81225	0.02	MW202297	BATCH 132IE	B32
81226	0.02	MW202297	BATCH 132IE	B33
81227	<0.01	MW202297	BATCH 132IE	B34
81228	0.02	MW202297	BATCH 132IE	B35
81229	0.05	MW202297	BATCH 132IE	B36
81231	0.03	MW202297	BATCH 132IE	B37
81232	0.03	MW202297	BATCH 132IE	B38
81233	0.03	MW202297	BATCH 132IE	B39
81234	0.03	MW202297	BATCH 132IE	B40

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81235	0.02	MW202297	BATCH 132IE	B41
81236	0.02	MW202297	BATCH 132IE	B42
81237	0.03	MW202297	BATCH 132IE	B43
81238	0.02	MW202297	BATCH 132IE	B44
81239	0.04	MW202297	BATCH 132IE	B45
81240	0.02	MW202297	BATCH 132IE	B46
81242	0.03	MW202297	BATCH 132IE	B47
81243	0.01	MW202297	BATCH 132IE	B48
81244	0.03	MW202297	BATCH 132IE	B49
81245	0.02	MW202297	BATCH 132IE	B50
81246	0.02	MW202297	BATCH 132IE	B51
81247	0.02	MW202297	BATCH 132IE	B52
81248	0.02	MW202297	BATCH 132IE	B53
81249	<0.01	MW202297	BATCH 132IE	B54

For the 2020 - 2021 exploration program QA/QC, out of the 143 blanks inserted, 3 returned grades above 0.02g/t, which is Minecon's recommended ceiling for blanks. The blanks reported a minimum of 0.005g/t and a maximum of 0.07g/t.

It is worth noting that at the sample preparation laboratory, blanks are introduced into the sample processing process like any ordinary sample and thus go through the entire sample processing process that any other sample goes through. This in a way ensures that there is a check for the cross contamination within the sample preparation process.

The 3 out of 143 blanks representing 2.1% of blanks that failed is considered as satisfactory by Minecon.

Though the initial assay results that SGS reported had 8 sample grades above 0.02g/t Au, request for re-assay of the failed blanks and three adjacent samples on each side of the blank was done. The re-assay results that SGS reported showed that 5 of the samples passed as blanks leaving only 3 samples as true failures.

For the 3 blanks that failed, namely samples numbers 67966 (0.03g/t), 66598 (0.09g/t) and 63369 (0.03g/t) from batches 127IW, 139IW and 145AD respectively, two of the samples failed again. Inspection of the results of the adjacent samples around 63369 showed grade lower than 0.03g/t thus ruling out any possible cross contamination. For sample number 66598 the samples around it reported relatively higher grade than it, so cross contamination cannot be completely ruled out.

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Figure 11-22 shows the performance chart of all blanks inserted in the 2020 - 2021 program. Table 11-28 displays the results of the failed blanks.

Table 11-28: Results of failed blanks

Sample number	Assay result	SGS Job No	Loncor Batch	PROJECT/PROSPECT
	(Au g/t)		No
66598	0.09	MW202438	139IW	IMBO WEST
66598	0.07	MW202438	139IW Re-assay	IMBO WEST
67966	0.03	MW202292	127IW	IMBO WEST
63369	0.03	MW210120	145AD	ADUMBI
63369	0.03	MW210121	145AD Re-assay	ADUMBI

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Duplicates

Following from Minecon's recommendations in the April 17, 2020 NI43-101 Technical Report on the need for duplicates to be included in the QA/QC program for Loncor, collection of duplicates was introduced into the process at the samples preparation phase in the sample preparation laboratory.

Duplicates are vital in QA/QC programs as they assist in determining the repeatability or variability even at the local stage (nugget effect) inherent with sampling the same interval and detecting sample number mix-ups and even sample swapping. Duplicates are collected and inserted at a rate of one in every 50 samples.

Duplicates like standards are used to monitor the laboratory precision in various grade ranges; the duplicates selected should be within potential mineralized zones with varying grade ranges, to test the repeatability of grades in a wider range of grades. Duplicate samples can be field (core, trench or underground), coarse (crushed reject), or pulp (pulverized reject) duplicates.

The duplicates used in the QAQC report are second pulp split collected during the sample preparation process at pre-determined points, they are given different numbers from the originals samples and submitted within the same batch to the assay laboratory for analysis.

Figure 11-23 shows the original versus duplicates plots for duplicates inserted in the 2020 - 2021 program.

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The chart shows good correlation between the original samples and their duplicates. This indicates high repeatability of results with high correlation co-efficient in the 0.97 region.

Review of External Laboratory Internal QA/QC Program

SGS Laboratory Mwanza uses Standards, Blanks, Duplicates and Replicates as part of their internal QA/QC checks. The frequency of the QC materials usage are as follows:

  Standards in a batch of 50 samples
  1 preparation blank (prep process blank) in every 50 samples
  1 Regent blank in every 50 samples
  1 weighed replicate in every 50 samples
  1 preparation duplicate (Re-split) in every 50 samples
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Minecon has reviewed the internal QC reports submitted by SGS Laboratory during the period they processed the recent Loncor samples and find them all in order. Hence, there is no evidence of contamination or lack of precision in the laboratory processes.

A diverse grade range of standards from low grade through medium the higher-grade standards were used, and all passed the QA/QC protocol. As well, all blanks inserted by SGS during the period passed, reporting no grade above 0.02 g/t.

Replicates also confirmed good repeatability.

Appendices 11-1 and 11-2 are the SGS internal QC report for Imbo for 2020 to 2021.

11.4. Recommendations

Minecon recommends the following:

  That Loncor accelerate the process of umpire check on the SGS results. Minecon understands that though the process has commenced, a more routine (quarterly) inter-lab checks will be required to enhance the quality control process.
  Routine independent audit of the sample preparation laboratory by external auditors.
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12 DATA VERIFICATION

Additional information regarding the Imbo Project with respect to data verification is set out in the technical report of Minecon dated April 17, 2020 and entitled "Independent National Instrument 43-101 Technical Report, on the Imbo Project, Ituri Province, Democratic Republic of the Congo". A copy of this Technical Report can be obtained from SEDAR at www.sedar.com.

The information in this section of the report relates to Loncor's current exploration programme at Adumbi.

12.1. Site Visit

A site visit was carried out by Daniel Bansah, Chairman and Managing Director of Minecon, from February 12 to 20, 2020. Christian Bawah was also on site for a period of eight weeks from October to November 2020. Christian was accompanied by Peter Kersi, a contributing engineer to this report. On the trip were the following Minecon geologists and other technical personnel: Bel Mapendo, Chief Geologist, Patient Zamakulu, Senior Geologist and three of Minecon's laboratory technical and operational staff.

Tasks undertaken during the visit included technical inspection of the site, inspection of old drill core, review of all the technical work carried out from 2014  including work carried out following RPA's 2014 recommendations, but not limited to the sampling and drill site protocols and security as well as QA/QC issues, and the ALS Minerals onsite sample preparation facility.

The Minecon team worked in collaboration with Fabrice Matheys, Loncor's General Manager and geologist with +25 years experience the DRC and the Africa region.

The following list summarizes Minecon's site visit comments with reference to CIM Exploration Best Practices Guidelines:

  Qualified Person - The Loncor General Manager, Fabrice Matheys is a very experienced geologist with many years of DRC exploration experience, particularly on the Ngayu greenstone belt.
  Geological Concept - Loncor has developed a robust geological deposit and structural model that will guide future exploration from target generation, drilling and evaluation. Review of the results of the six new holes drilled in Adumbi in 2020 - 2021, confirms the down-plunge extension of the mineralization.
  On-site Sample Prep and QA/QC controls - The on-site sample prep laboratory was originally set up and managed by ALS Minerals with the requisite standards but was not operational for the 2013 to 2017 exploration program. Minecon provided the needed technical skills and management to provide guidelines to re-commission the on-site sample preparation laboratory and provided the needed skills to improve QA/QC procedures to align with Industry Standards. Analysis was carried out by the SGS Mwanza analytical laboratory in Tanzania. As part of the audit trail, SGS will be carrying out an independent audit of the sample preparation laboratory in June, 2021.
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  Data Capturing and Standard Operating Procedure - In Minecon's opinion, Loncor has a comprehensive procedural manual SOP for all data capture. Minecon has worked with Loncor and all Loncor data is currently being migrated into a centralised database management system (FUSION) that is more secure instead of the storage of data in excel format.
  Core photograph - Minecon has developed a modified platform that allow core photos to be taken from a fixed location with a stationary camera with enhanced and consistence resolution.
  Sampling - Sampling procedures are appropriate to deposit style. Samples are collected under the supervision of key technical personnel who are trained by the QP. Key personnel understand why they employ the various sampling methods. Duplicate sampling has been introduced to raise the QA/QC measures to best industry standards.
  Drilling - Drilling procedures are appropriate to deposit style. Core recovery in the weathered profile (oxide) is poor. For the extension and deep drilling program, the mineralised zones were intersected at depth which is competent and excellent recoveries were achieved. For future infill drilling, an appropriate RC rig would be secured to manage the shallow infill holes.
  Sample Security - Sample storage and sample security procedures are found to be robust and appropriate.
  Database Management Audit- Minecon identified some minor issues with the excel database that was used for the modelling and estimation. The ongoing migration of the database into a more secured platform, the training and mentoring of database by an administrator will improve the security of the database. Periodic independent database audits by external technical consultants to ensure that that the database is in good order and that minor data issues can be identified and fixed. Following the external audit of the database, a compliance certificate can be issued.
  Health, Safety, Environment and Community (SHEC) - SHEC procedures currently in place on site need improvements and site-based protocols and reporting better structured. Gear related to personal protective equipment (PPE) is adequate for this level of exploration program on site. Steps should be taking to systematically backfill all open trenches. Minecon also recommends a structured and a more routine engagement with community and other stakeholders including government structures even though community relations at local, district, provincial and central government level appear good.
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12.2. Drill Hole, Trench and Adit Data

Currently, all forms of Project data that were stored in Excel and other data formats are being migrated into a secured industry standard database system, FUSION.

The Datamine Studio RM version 1.6.8.7.0. ("Datamine") software has been applied by Minecon on the modelling data for verification, validation and manipulation of the Adumbi drill holes, Adit and trench data using the inherent verification, validation and Manipulation Protocols within the Datamine software.

Irrespective of the clean ups carried by Minecon in the 2020 modelling process, further verification and validation exercises were conducted, including "from and to intervals" and "end of hole depths". Some verification on the lithologic description of two of the zones on one hole was reviewed with site geologists and was modified to conform to the lithology of that section from drill core.

Statistical manipulation of the uploaded assay data from the submitted databases showed that several samples had Au grades of 0 recorded against them. Further checks need to be done to verify these as analytical laboratories do not report 0 g/t Au.

12.3. Independent Audit and Witness Sampling

Minecon independently reviewed and audited the Adumbi database. During the audit, Minecon identified that the majority of the resource database was stored on Excel datasheets and was in good order and only minor data issues were identified. All data that was flagged as having minor issues, was isolated and corrected before being released and added to the database. Minecon is currently assisting Loncor to migrate the cleaned-up data into centralised database repository system, FUSION.

No independent witness sampling was carried out on the six new holes as Minecon technical personnel were involved in the sampling process. On the previous samples, Minecon did not carry out any independent witness sampling. In this Minecon has relied on the previous independent witness samples collected and analysed during RPA's site visit of 2013 and concur with the conclusions of that study.

12.4. Discussion

Minecon is currently supporting Loncor to migrate all the cleaned-up data sets into industry standard secured centralised database repository and management system. This will ensure data security and will minimise potential data errors.

A full-time database administrator has been employed at site to manage the database. Minecon's database manager is helping to train the database administrator using a customised front-end application that has been designed for data entry, reporting, and viewing via Open Database Connectivity (ODBC), which utilises the data validation procedures from the central database. All other geological software databases on site use will be linked to retrieve information from a Centralised repository.

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Validated assay data from the assay certificates will be imported directly from the laboratory. This task can only be undertaken by only the fully trained and authorised network users.

12.5. Recommendations

Minecon is happy with the speed of the migration of the database into the industry standard secured centralised database repository and management system but recommends that the implementation and training process be expanded to other Loncor technical personnel and not just the database administrator.

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13 MINERAL PROCESSING AND METALLURGICAL TESTING

13.1. Adumbi

In 2011, Wardell Armstrong International (WAI) undertook metallurgical characterization testwork on the Adumbi deposit. This was based on 189 quarter core samples taken over a strike length of 650 metres and composited into three oxidized and three sulphide samples (WAI, 2011).

The characterization program consisted of both gravity separation and cyanide leaching, with the cyanide leaching performed on the direct feed and gravity tailings. In addition, the oxide samples were subjected to coarse bottle roll testing to determine amenability to heap leaching.

Results of the testwork showed that for five of the six metallurgical composites tested, the highest gold recoveries were achieved using a combination of two-stage gravity separation, performed at 500 µm and 100 µm, followed by cyanide leaching of the tailings with values reaching a maximum of 94.3% for the oxide material and 96.2% for the sulphide material.  Results of the testwork are summarized in Tables 13-1 and 13-2.

Table 13-1:  WAI Metallurgical Test Work Results - Gold Recoveries

	Location Relative to		Gravity Testing
WAI Composite No.	Oxide/Transition Model Contact	Transition/Sulphide Model Contact	Gravity Separation (% Recovery)	Tailings Leach (% Recovery)	Combined (% Recovery)	Cyanidation Testing Conventional Leach
Oxide 1	0m to 100m above	N/A	46.1	46.2	92.2	80.6
Oxide 2	60m above to 75m above	N/A	33.7	60.6	94.3	86.8
oxide 3	50m above to 80m above	N/A	32.8	59.4	92.2	90
Oxide Averages	0m to 100m above	N/A	37.5	55.4	92.9	85.8
Sulphide 1	N/A	130m below to 140m below	5.6	37.3	42.9	38.2
Sulphide 2	N/A	15m below to 50m below	35	57.5	92.5	93.8
Sulphide 3	N/A	0m to 50m below	36.6	59.6	96.2	87.3
Sulphide Span	N/A	0m to 140m below	25.7	51.5	77.2	73.1

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Table 13-2: WAI Metallurgical Testwork Results - Bond Mill Work Indices

Material	Bond Ba`ll Mill Work Indices (kWhr/tonne)
Oxide	10.46
Sulphide	11.76

No additional metallurgical testworks have been undertaken post 2014. Samples collected in 2017 for metallurgical testwork were not submitted and as these were exposed for some time with possible oxidation, a new program of metallurgical sampling has been initiated involving sampling from the currently drilling program for transition and fresh samples and adit sampling for oxide material. This sampling program is being supervised by Minecon's technical personnel.

13.2. Kitenge and Manzako

No metallurgical characterization testwork has been carried out on the Kitenge or Manzako deposits. Historical Belgian and current artisanal mining demonstrate the potential for gold recovery.

13.3. Recommendations

Minecon recommends that ongoing scoping level metallurgical testwork being conducted on Adumbi samples from the ongoing drill holes and Adumbi adit, be expanded to include adit samples from Kitenge and Manzako.

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14 MINERAL RESOURCE ESTIMATES

14.1. Summary

In Q1 2021, Loncor commissioned Minecon to re-evaluate and quantify the exploration work undertaken during the period 2020 - 2021. This has resulted in Minecon updating the Mineral Resource estimate of Adumbi according to the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) 2014 Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) Standards) as incorporated in NI 43-101. This follows an earlier mineral resource estimate undertaken by Minecon in April 2020.

Compared to the inferred mineral resource of 2.19 million ounces of gold (28.97 million tonnes grading 2.35 g/t Au) outlined in April 2020 (see Company press release dated April 17, 2020), the new drilling has now increased the Adumbi inferred mineral resource by 44% to 3.15 million ounces of gold (41.316 million tonnes grading 2.37 g/t Au), constrained within a US$1,500 open pit shell. 84.68% of this inferred mineral resource is attributable to Loncor via its 84.68% interest in the Imbo Project.

Table 14-1 below, summarises the Adumbi inferred mineral resource based on in-situ block cut-off at a 0.68 g/t Au for Oxide and Transition materials and 0.72 g/t Au for Fresh material, constrained within a US$1,500 per ounce optimized pit shell.

Table 14-1: Adumbi Deposit Inferred Mineral Resource by Material Type (effective date: April 27, 2021)

Material Type	Tonnes	Gold Grade	Contained Gold
	(million)	(g/t Au)	(x103 oz)
Oxide	4.62	2.24	333
Transitional	3.67	2.53	299
Fresh	33.02	2.38	2,521
TOTAL	41.31	2.37	3,153

 Notes:

1. CIM definitions were followed for Mineral Resources.

2. Mineral resources were estimated at a block cut-off grade of 0.68 g/t Au for oxide and transition materials and 0.72 g/t

    Au for fresh material constrained by a Whittle pit.

3. Mineral Resources were estimated using a long-term gold price of US$1,500 per ounce.

4. A minimum mining width of two metres horizontal was used.

5. A maximum of four metres internal waste was used.

6. Adumbi bulk densities of 2.45 for oxide, 2.82 for transitional and 3.05 for fresh rock were were used.

7. High gold assays were capped to 18 g/t Au for Adumbi, prior to compositing at two metre intervals

8. Numbers may not add up due to rounding.

Combined with the two other deposits of Kitenge and Manzako in Loncor's Imbo Project, the total inferred mineral resource of the Imbo Project is now 3.466 million ounces of gold (42.996 million tonnes grading 2.51 g/t Au) and is summarised in Table 14-2 below. 84.68% of this inferred mineral resource is attributable to Loncor via its 84.68% interest in the Imbo Project.

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Table 14-2: Inferred Mineral Resource Estimate of Adumbi, Kitenge and Manzoka Deposits

Effective date: April 27, 2021

Deposit	Tonnage	Gold Grade	Contained Gold
	(million)	(g/t Au)	(x103 oz)
Adumbi	41.31	2.37	3,153
Kitenge	0.91	6.60	191
Manzako	0.77	5.00	122
TOTAL	42.99	2.51	3,466
 Notes:

1. CIM definitions were followed for Mineral Resources.

2. Mineral resources were estimated at a block cut-off grade of 0.68 g/t Au for oxide and transition materials and 0.72 g/t

    Au fresh material constrained by a Whittle pit for Adumbi. A cut-off grade of 2.70 g/t Au was used for Kitenge and

    Manzako based on potential underground mining scenarios.

3. Mineral Resources for Adumbi were estimated using a long-term gold price of US$1,500 per ounce The Mineral Resources for Kitenge and Manzako are based on the RPA Technical Report where a gold price of US$1,200 was used

4. A minimum mining width of two metres horizontal was used.

5. A maximum of four metres internal waste was used.

6. Adumbi bulk densities of 2.45 for oxide, 2.82 for transitional and 3.05 for fresh rock were used. For Kitenge and Manzako,

    reference is made to the RPA Technical Report, where bulk densities of 1.7 for oxide, 2.2 for transition and 2.7 for sulphide materials were used.

7. High gold assays were capped to 18 g/t Au for Adumbi, prior to compositing at two metre intervals. For Kitenge and

    Manzako, reference is made to the RPA Technical Report where assays were capped to 50 g/t Au, prior to compositing at two metre intervals.

8. Estimated historical mining has been removed.

9. Numbers may not add up due to rounding.

14.2. Approach

The Adumbi 3-Dimensional updated model was constructed by Minecon in collaboration with on-site geologists using cross sectional and horizontal flysch plans of the geology and mineralization and was used to assist in the constraining of the 3-D geological model.  The mineralization model was constrained within a wireframe at 0.5 g/t Au cut-off grade.  Grade interpolation was undertaken using:

  2-metre sample composites capped at 18 g/t Au to improve the reliability of the block grade estimates. Capping affected approximately 1% of the samples.
  Ordinary Kriging to interpolate grades into the block model.
  Relative densities of 2.45 for oxide, 2.82 for transitional and 3.05 for fresh rock were applied to the block model for tonnage estimation.
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After grade interpolation, Minecon used visual inspection in sections and plan views together with other validation methods to ensure that the resultant model reflected the drilling database used.

To constrain the depth extent of the geological model and any mineral resources, an open pit shell for the Adumbi deposit was constructed based on the following pit optimisation parameters:

  A long-term gold price of US$1,500 per ounce.
  Block size: 8 metres x 8 metres x 8 metres.
  A two-metre minimum mining width and a maximum of four metres of internal waste was applied.
  Mining dilution of 100% of the tonnes at 95% of the grade.
  Ultimate slope angle of minus 45 degrees.
  Metallurgical recoveries of 95% for oxide and transitional material and 90% for fresh rock (no additional metallurgical studies have been undertaken since the April 2020 resource).
  Average mining cost of US$3.29/tonne mined.
  Average processing cost of US$22.02/tonne processed.
  Average general and administration cost of US$4.20/tonne.
  Mineral resources were estimated at a block cut-off grade of 0.68 g/t Au for oxide and transition materials and 0.72 g/t Au for fresh material constrained by a Whittle pit.
  Transport of gold and refining costs equivalent to 4.5% of the gold price.

No additional studies on depletion by artisanal activity was undertaken since the RPA study of 2014 and the same total amount of material was used by Minecon.

All blocks with grades above cut-off grade within the Whittle open pit shell truncated at the surface by the topography were reported as open pit Mineral Inventory. Historical mining based on estimates used in the RPA 2014 NI43-101 report was depleted from the final resource estimates, as there has been no further studies undertaken on depletion by artisanal mining since the RPA 2014 technical report.

The definitions for Mineral Resource categories used in this estimate are consistent with those set out in the (CIM) 2014 Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) Standards) as incorporated in NI 43-101.

14.3. Resource Database

A total of 56 diamond drill holes made up of 46 re-logged, four holes drilled in 2017 and the first six newly drilled holes in the 2020 - 2021 drilling program were used in the updated mineral resource estimate. These holes totalled 14,048.53 metres and provided 10,023 assays were used in the Adumbi mineralization and geological interpretation, and resource model creation. The six new holes drilled in the 2020 - 2021 were drilled with the initial focus in areas within the pit shell where insufficient drilling had been undertaken to outline mineral resources. Later drilling has and is being undertaken at depth below the open pit shell to outline potential underground mineral resources. The ongoing exploration program intersected significant grades that supported the down dip/plunge extension of the mineralization.

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Table 14-3 shows some of the significant intercepts from the first six holes drilled in 2020 - 2021 which have been incorporated into the current model. The detail sample results file is attached as Appendix 14-1. As well, detail sample results of two new holes drilled after the resource modelling cut off date is also attached as Appendix 14-2.

Table 14-3: Significant intercepts from 6 drill holes drilled in 2020-2021

Borehole	From (m)	To (m)	Intercept Width (m)	Grade (g/t) Au
LADD001	202.58	223.35	20.77	1.72
LADD001	231.27	237.17	5.90	1.89
LADD001	251.27	258.60	7.33	5.80
LADD001	295.25	298.70	3.45	2.10
LADD001	301.62	321.95	20.33	2.47
LADD001	Incl.317.11	321.95	4.84	5.40

LADD003	224.55	235.00	10.45	3.88
LADD003	253.50	286.80	33.30	3.25
LADD003	Incl. 253.50	259.20	5.70	7.00
LADD003	Incl. 277.73	286.80	9.07	5.11

LADD004	429.00	457.00	28.00	3.26
LADD004	Incl. 432.00	436.90	4.90	6.96
LADD004	Incl. 450.62	454.15	3.53	8.30
LADD004	473.80	478.40	4.60	2.07
LADD004	505.85	526.15	20.30	2.83
LADD004	Incl. 506.85	513.40	6.55	4.64
LADD004	Incl. 523.85	526.15	2.30	7.25

LADD006	299.37	302.25	2.88	2.64
LADD006	308.00	309.00	1.00	21.20
LADD006	322.10	337.30	15.20	1.67

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LADD006	353.35	357.85	4.50	3.25

LADD007	99.95	107.80	7.85	1.45
LADD007	540.62	596.05	55.43	2.76
LADD007	Incl. 583.60	596.05	12.45	8.11
LADD007	607.90	611.27	3.37	4.61

LADD008	235.05	278.15	43.1	1.68
LADD008	291.8	298.9	7.1	1.34
LADD008	305.15	305.93	0.78	21.8
LADD008	323.8	338.78	14.98	3.62
LADD008	Incl. 335.75	338.78	3.09	13.28

Notes: 1. Core holes LADD002 and LADD005 were discontinued before intersecting mineralized zone.

2. Deep core hole LADD009 results which included 32.15 metres grading 6.17 g/t Au and 15.36 metres grading 3.73 g/t Au are not included in current mineral resource update due to timing.

3. It is estimated that the true widths of the mineralised sections for core holes LADD001, LADD003, LADD004, LADD006, LADD007 and LADD008 are, respectively, 82%, 80%, 81%, 95%, 89% and 62% of the intercepted widths in the above table.

The database included nine re-surveyed adits with total length of 1,121m yielding 868 assayed samples. Trench and adit data have been used to support the geological and mineralization interpretation and in the grade interpolation process. All 56 drilling holes intersected the interpreted mineralization within which 2,927 samples (33.1% of all drill hole assays) were selected by the mineralization wireframe.

Table 14-4 shows some basic statistics on the number of samples in the database that informed the interpretation and the number of each type of samples that has been captured in the mineralization wireframe. Table 14-5 shows a simple count of distribution of mineral intercept over various lithologies at Adumbi.

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Table 14-4: Basic Statistics of All Adumbi Samples and Selected Samples within Wireframes Model

FIELD	# OF SAMPLES	MIN	MAX	MEAN	VAR	LOGVAR	COV	DESCRIPTION
AU	10337	0.01	117	0.85	12.81	4.29	4.19	ADUMBI ALL DD LOG SAMPLES
AU	3570	0.01	117	2.14	28.86	3.05	2.51	ADUMBI SELECTED DD SAMPLES WITHIN ORE WIREFRAME
AU	1335	0	90.01	2.07	16.54	2.44	1.96	ADUMBI SELECTED DD SAMPLES COMPOSITED 2M UNCAPPED
AU	1335	0	18	1.95	7.6	2.41	1.42	ADUMBI SELECTED DD SAMPLES COMPOSITED 2M CAPPED AT 18g/t
AU	868	0	12.4	0.29	0.7	3.57	2.87	ADUMBI ALL RE-SURVEYED ADIT LOG SAMPLES
AU	206	0	12.4	0.95	2.16	2.4	1.55	ADUMBI SELECTED RE-SURVEYED SAMPLES WITHIN ORE WIREFRAME
AU	1010	0	12.8	0.37	0.82	2.04	2.42	ADUMBI ALL TRENCH LOG SAMPLES
AU	265	0.02	12.8	0.98	2.33	1.7	1.56	ADUMBI SELECTED TRENCH SAMPLES WITHIN ORE WIREFRAME

Table 14-5: Distribution of mineral intercept over various lithologies at Adumbi

LITHOLOGY	BIF	QCS	RP	CS	CBS	QV	CBS-AS	IQCS	BCH	ICQS
INTERCEPT COUNT	1405	471	460	384	329	167	129	125	42	40

14.4. Bulk Density

Minecon applied the revised Relative Densities of 2.45 for oxide, 2.82 for transitional and 3.05 for fresh rock to the block model for tonnage estimation.

Additional information regarding the Imbo Project with respect to the determination and application of bulk density is set out in the technical report of Minecon dated April 17, 2020 and entitled "Independent National Instrument 43-101 Technical Report on the Imbo Project, Ituri Province, Democratic Republic of the Congo". A copy of this Technical Report can be obtained from SEDAR at www.sedar.com.

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Table 14-6 are the RD measurements used for the Minecon resource estimation.

Table 14-6: RD used for Minecon resource estimation

Type	Mineralized		Unmineralized
	No. Samples*	RD	No. Samples*	RD
Oxide	297	2.45	882	2.26
Transition	178	2.82	601	2.54
Sulphide	796	3.05	1953	2.83

*Excludes samples which were not assayed

14.5. Wireframe and 3D Modelling

Wireframe models of the geological domains aided in the interpretation and modelling of the mineralization and grade continuity studies as well as to constrain the block model interpolation. A joint Team of Minecon resource evaluation personnel and onsite geologists undertook the interpretation of the various zones, which aided the creation of the Adumbi Model. The software used to build the model was Datamine. The mineralization is structurally controlled. Other models including the redox surfaces and the digital terrain were modelled using the triangulation tools available in Datamine.

Geological Wireframe and Modelling

A lithological model was created and used to guide the mineralization modelling. It is worth noting that, all the major lithologies contained some level of mineralization but with variable average grade, some of which is below the mineralization cut-off grade.

The primary Adumbi database was made up of a combination of drill holes, trenches and the re-surveyed adits was Desurveyed in the Datamine software and plotted. Geological and mineralization interpretation was undertaken in both sections and flytches by the combined technical team of Minecon.

Interpretation of the Adumbi mineralization was developed using a 0.5g/t Au sample cut-off. Cross sections were generated on 040 bearing along a mineralization trending 130 degrees. Sections lines were on drill fences spaces between 60 to 95 metres with average spacing of 75 metres. The interpretations were digitized in Datamine software and strings were snapped to drill holes. Where necessary, simplification of the mineralized outlines was undertaken using assay values lower than the cut-off grade of the material to ensure geological continuity, tolerating up to 4 metres of internal waste. There were three main mineralized zones (Zones 1, 2 and 3) observed in the Adumbi central area (counting the zones from the footwall). Whilst digitizing the ore perimeter strings, the Zone 2 was split into two zones named 2U and 2L thus making a total of 4 zones. This split was necessary to avoid the inclusion of wider than 4 metre internal low-grade bands. Zones 1 and 2 are separated by the Carbonaceous Marker, which is essentially unmineralized. Generally, Zone 1 is within the Lower BIF sequence, Zone 2 in the lower part of the Upper BIF Sequence and Zone 3 is a weaker zone in the upper part of the Upper BIF Sequence. Figure 14-1 is a section through BH SADD0004, 0016, 0019, 0017, 0050 LADD003 and LADD007 showing the interpreted ore outline.

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Towards the southeastern end around the Canal prospect, there is another footwall-mineralized zone thus making five main zones. Figure 14-2 is a flytch at RL560 showing ore outline interpretation.

The trench and adit information were used to assist with the up-dip continuity of the interpretation where drill hole information was lacking but trench or adit data indicated the continuity of the mineralization. Down-dip extrapolations beyond the limits of drilling was done to ensure consistency in shape and orientation with due consideration to available geological knowledge. In such instances, up to 100 metre extension was done on some sections, and to ensure continuity along strike extrapolations were 40 metres. All the digitized strings were linked to create the 3-D mineralized wireframe. The strike length of the mineralized wireframe is 2.3km. Figure 14-3 is a 3-D-view of the Adumbi mineralization wireframe.

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Digital Terrain Model

At Adumbi, Minecon used 10-metre interval contours to generate a digital terrain model (DTM) in Datamine software.

This DTM model was used for the geological modelling and model depletion for the estimation of resources.

Redox Surfaces and Modelling

The Base of Complete Oxidation (BOCO) and Top of Fresh Rock (TOFR) surface models were created from each of all the 56 drill holes by digitising them in cross-sections and wireframing to create models for each surface.  The previous surface models were refined by the new information from the six holes drilled in 2020-21program. There were minor modifications as result of the newly drilled holes but with no significant impact. The digitized surface interpretation string from each of the sections were linked to create wireframe surfaces in Datamine.

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Figure 14-4 is a typical section showing the location of redox surfaces used by Minecon in the previous model as against the updated 2021 redox surface.

14.6. Assay Capping

To avoid undue influence of random anomalous high grades on the resource determination, Minecon prepared histograms, probability plots and other graphs and used it to study the various grade distribution of the selected samples. Selected samples within the Adumbi mineralization wireframe were composited to 2m. The assay grades appear reasonably independent of sample length (Figure 14-5), and thus allows for capping based on grades. A suitable capping of 18g/t Au of the selected samples was applied after studying the distribution from the histogram (Figure 14-6), frequency log-grade graph (Figure 14-7) and probability plot (Figure 14-8) to improve the reliability of the block grade estimates.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

The application of the capping significantly reduced the noise in the assay grade database as seen in the significant drop of both the variance and Co-efficient of variation (Table 14-7). The 18 g/t Au capping affected 15 samples (1%) of the composited samples. Almost all samples affected by capping were in Zone 2 (BIF mineralized zone), though their concentration in Zone 2 suggests they could be real and not discrete such that capping was utilized as a conservative control. It is worth noting also that the Adumbi gold grades do not show any direct correlation with the sample length, so capping is permissible. Minecon did further reviews on the impact of using lower than the 18 g/t Au cap on the resource but decided to use  the 18 g/t Au cap as lower capped grades affected a greater number of samples and thus impacted on the overall resource.

Table 14-7: Descriptive statistics of Selected and 2m Composite and Capped samples within Mineralized Zones

FIELD	NUM	MIN	MAX	MEAN	VARIANCE	LOGVAR	COV	DESCRIPTION
AU	3570	0.01	117	2.14	28.86	3.05	2.51	Adumbi selected DD samples within ore wireframe
AU	1335	0.01	90.01	2.07	16.54	2.44	1.96	Adumbi within orewireframe selected DD samples composited 2M uncapped
AU	1335	0.01	18	1.95	7.6	2.41	1.42	Adumbi within orewireframe selected DD samples composited 2M capped at 18g/t
AU	868	0	12.4	0.29	0.7	3.57	2.87	Adumbi All re-surveyed Adit Log samples
AU	206	0	12.4	0.95	2.16	2.4	1.55	Adumbi selected re-survey Adit Sample within ore wireframe
AU	265	0.02	12.8	0.98	2.33	1.7	1.56	Adumbi selected trench samples within ore wireframe
AU	66	0.01	24.14	2.56	12.49	2.27	1.38	Zone 5. 2m Composite Samples
AU	385	0.01	23.76	2.21	10.49	4.34	1.46	Zone 1. 2m Composite Samples
AU	478	0.01	62.2	2.03	20.59	3.36	2.23	Zone 2L. 2m Composite Samples
AU	336	0.01	90.01	1.75	29.63	3.32	3.12	Zone 2U. 2m Composite Samples
AU	101	0.01	5.91	1.1	1.52	3.43	1.12	Zone 3. 2m Composite Samples
AU	66	0.01	18	2.47	9.03	2.25	1.22	Zone 5. 2m Composite and capped at 18g/t

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AU	385	0.01	18	2.17	8.73	4.33	1.36	Zone 1. 2m Composite and capped at 18g/t
AU	478	0.01	18	1.83	8.3	3.31	1.57	Zone 2L. 2m Composite and capped at 18g/t
AU	336	0.01	18	1.49	4.94	3.26	1.5	Zone 2U. 2m Composite and capped at 18g/t
AU	101	0.01	5.91	1.1	1.52	3.43	1.12	Zone 3. 2m Composite and capped at 18g/t

14.7. Assay Interval Compositing

The dominant sample length in the Adumbi drill hole database is one metre. Figure 14-9 shows the select sample length versus count. The mean sample length is 0.75 meters. About 71 percent of selected samples had sample lengths in the range 0.5m - 1.5m. Minecon applied two-meter down-the-hole sample compositing to reduce the variability of the data for samples selected within the mineralized wireframe. Compositing of the selected samples was restricted to the individual zones within the wireframe. The restrictions ensured that geological and mineralization definition was maintained. Minimum composite length was set to one meter. Datamine compositing parameter (MODE) was set to Value 1 to ensure that every sample fitted into one of the composites. The descriptive statistics of the samples selected within the mineralization prior to compositing is shown in Table 14-8. A histogram of the resulting 2m Composite lengths at MODE=1 is illustrated in Figure 14-10.

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Table 14-8: Descriptive statistics of selected samples within mineralized zones from wireframes

FIELD	NUM	MIN	MAX	MEAN	VARIANCE	LOGVAR	COV	DESCRIPTION
AU	157	0.01	26.8	2.99	23.91	3.7	1.64	All ZONE 5 SAMPLES
AU	977	0.01	80.2	2.48	21.15	3.38	1.85	All ZONE 1 SAMPLES
AU	1263	0.01	84.6	2.21	37.59	3.01	2.77	All ZONE 2L SAMPLES,
AU	847	0.01	117	1.8	35.03	2.63	3.29	All ZONE 2U SAMPLES,
AU	243	0.01	7.9	1.26	2.47	2.94	1.25	All ZONE 3 SAMPLES
AU	66	0.01	24.14	2.56	12.49	2.27	1.38	All ZONE 5, 2m COMPOSITE SAMPLES
AU	385	0.01	23.76	2.21	10.49	4.34	1.46	All ZONE 1, 2m COMPOSITE SAMPLES
AU	478	0.01	62.2	2.03	20.59	3.36	2.23	All ZONE 2L, 2m COMPOSITE SAMPLES
AU	336	0.01	90.01	1.75	29.63	3.32	3.12	All ZONE 2U, 2m COMPOSITE SAMPLES
AU	101	0.01	5.91	1.1	1.52	3.43	1.12	All ZONE 3, 2m COMPOSITE SAMPLES

14.8. Mineralization Continuity and Variography

For variography analysis, Minecon used the selected samples within the mineralization wireframe, composited into two meters and capped at 18g/t as input data into Datamine to generate and study variograms in several directions; downhole, along strike, down-dip and cross structure. The capping was to aid in getting smoother variograms.

Variograms were re-modelled for mineralized zones with sufficient samples to support meaningful variogram and the parameters obtained were applied to all the mineralization. The Nugget value derived from the downhole variogram was fixed at 0.17. A typical example of the variograms, the along strike variogram is shown in Figure 14-11. Variograms will be reviewed as and when more drilling and data becomes available in future.

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The parameters used in the volume model parameter file are as listed in Table 14-9 below

Table 14-9: Variogram Model Parameters

VREFNUM	VANGLE1	VANGLE2	VANGLE3	VAXIS1	VAXIS2	VAXIS3	NUGGET	ST1
1	225	89	0	3	1	0	0.17	1

ST1PAR1	ST1PAR2	ST1PAR3	ST1PAR4	ST2	ST2PAR1	ST2PAR2	ST2PAR3	ST2PAR4
180	120	55	0.38	1	227	151	72	0.45

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14.9. Block Models

Adumbi block model origin and block size are outlined in the Table 14-10.

Table 14-10: Adumbi Block Model Origin and Block Size

PARAMETER	EASTING	NORTHING	RL
Model Origin	594,200	191,200	76
Parent Block Sizes (m)	4	4	4
Subcells	2	2	2

The model limits are in Table 14-11.

Table 14-11: Adumbi Model Limits

FIELD	MINIMUM	MAXIMUM	RANGE
EASTING	594,584	596,110	1,526
NORTHING	191,436	193,196	1,760
RL	95	780	685

The orientation of the model is 135 degrees along the strike of the mineralization. The number of blocks in the various dimensions as per the above model limits are Easting (381.4), Northing (440) and vertical (171.4). The along strike length of the model is 2,300m.

14.10. Interpolation Search Parameters and Grade Interpolation

The Adumbi deposit mineral resource was estimated by Minecon using Ordinary Kriging with ellipsoidal search parameters as listed in Table 14-12.

Table 14-12: Ellipsoidal Search Parameters

SDIST1	SDIST2	SDIST3	SANGLE1	SANGLE2	SANGLE3	SAXIS1	SAXIS2	SAXIS3
180	120	55	225	89	0	3	1	0

The search ellipsoid was aligned along the strike of the mineralization with a long axis search range along the strike of 180m, and down dip search range of 120 m and a cross-structure search range of 55m based on average ranges obtained from the principal direction through variography. The dip of the mineralization is almost vertical and hence set to 89 degrees.

A minimum of 2 samples and maximum number of 24 samples was used to effect grade interpolation. Zonal restriction was applied. A two times expansion of the search volume was utilized by setting the SVOLFAC to 2 to ensure most blocks had grades interpolation into them.

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A block model prototype (Table 14-13) was prepared and used to fill the Adumbi closed-volume geological wireframe with cells.

Table 14-13: Adumbi Block model prototype

PARAMETER	EASTING	NORTHING	RL
Model Origin	594,200	191,200	76
Parent Block Sizes (m)	4	4	4
Number of Block in different directions	575	575	186

The surface topography DTM was used to trim the upper part of the model. Sub-cell splitting was used along other surfaces including base of complete oxidation (BOCO) and top of fresh (TOFR) to preserve the shape of the mineralization. Each cell of the prototype was uniquely assigned one of the three oxidation states. The wireframe interpretation of the various mineralized zone though continuous shows considerable variability in the local strike directions. The estimation process used the Dynamic Anisotropy optional feature of Datamine. True dip and dip azimuths were calculated from the wireframe triangles. These were then angle estimated into the blocks using Inverse Distance Squared interpolation (with adaption for circular data). Appropriate constraints were applied to avoid inappropriate angles from edges of truncated wireframes. Block grades were estimated using Ordinary Kriging, which used the local orientation of the search ellipsoid. Grades were estimated into parent cells. Two passes were made for grade interpolation. Restrictions were employed so that only grades within particular zones influenced that zone grade interpolation. The BOCO and TOFR model surfaces were used to control assignment of relative densities to the various material types in the model; oxide (2.45), transition (2.82) and fresh (3.05).

14.11. Historical and Artisanal Mining Depletion

No additional studies on depletion by artisanal activity has been undertaken since the RPA study. Minecon has therefore subtracted the same amount of material reported as depletion by RPA in the 2013 studies from the final estimates assuming all the material is oxide. A total of 19,361oz of gold, 457,000 tons at a grade of 1.32 g/t was taken out as depletion due to historical mining. Minecon was unable to verify depletion due to historical and artisanal mining depletion.

It is important that further works be undertaken to help better estimate depletion due to historical and recent artisanal mining.

14.12. Resource Classification

Using the CIM Definition Standards on Mineral Resources and Mineral Reserves:

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A Mineral Resource is a concentration or occurrence of natural, solid, inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has "reasonable prospects for economic extraction."

Mineral Resources are classified into Measured, Indicated and Inferred categories based upon increasing geological confidence. As well, resource classification within mineralization envelopes are generally based on drill hole spacing, grade continuity, and overall geological continuity. The distance to the nearest composite, amount of extrapolation from last drill hole, number of samples used to interpolate grades into blocks, and the number of drill holes are also considered in the classification.

The Adumbi Mineral Resource classification is restricted to Inferred due to the current drill hole spacing; approximately 80 m along section and wider in the down dip direction. In Minecon's opinion, if the drill hole spacing is closed to the region of 50m by 50 m and the depletions from underground workings are better estimated through surveying, portions of the mineral resource could be upgraded into the Indicated category. There is increased understanding of the geology following from the extra technical works undertaken between the 2014 - 2021 period hence increasing the data density through infill drilling in selected areas will assist in classifying some portions of the resource model into higher confidence categories.

14.13. Cut-off Grade Parameters

Minecon in consultation with Loncor Management employed a Gold Price of US$1500 per ounce in pit optimisations to limit and constrain the Adumbi deposit in-pit resources.

To constrain the depth extent of the geological model and any mineral resources, an open pit for the Adumbi deposit was constructed based on the following pit optimisation parameters:

  A gold price of US$1,500 per ounce.
  Block size: 8 metres x 8 metres x 8 metres.
  A two-metre minimum mining width and a maximum of four metres of internal waste was applied.
  Mining dilution of 100% of the tonnes at 95% of the grade.
  Ultimate slope angle of minus 45 degrees.
  Metallurgical recoveries of 95% for oxide and transitional material and 90% for fresh rock (no additional metallurgical studies have been undertaken since the April 2020 resource).
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  Average mining cost of US$ 3.29/tonne mined.
  Average processing cost of US$ 22.02/tonne processed.
  Average general and administration cost of US$4.20/tonne.
  Mineral resources were estimated at a block cut-off grade of 0.68 g/t Au for Oxide and Transition materials and 0.72 g/t Au for Fresh material constrained by a Whittle pit.
  Transport of gold and refining costs equivalent to 4.5% of the gold price.
  No additional studies on depletion by artisanal activity was undertaken since the RPA study of 2014 and the same total amount of material was used by Minecon.

The preliminary open pit shell provided a constraint for the reported open pit resources based on the 2014 CIM requirement for Mineral Resources to have "reasonable prospects for economic extraction".

All model blocks with grade above block cut-off grade of 0.68 g/t Au for Oxide and Transition materials and 0.72 g/t Au for Fresh material within the US$1,500 pit shell and truncated at the surface by the topography were reported as an Inferred Mineral resource for Adumbi. (Figure 14-12)

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The results of the Adumbi pit optimisation (Figure 14-13) indicated 3.15 million ounces of gold (41.316 million tonnes grading 2.37 g/t Au) was constrained within the US$1,500 and classified as Inferred Mineral Resources.

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Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Figure 14-15 is a cartoon of the 3D grade model showing the previous Minecon US$1,500 pit shell and current US$1,500 pit shell.

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Table 14-14 illustrates the Inferred Mineral Resource sensitivity by cut-off grade.

Table 14-14: Adumbi Inferred Mineral Resource Sensitivity by Cut-off Grade

Effective Date: April 27, 2021

Cut-off	Tonnage	Gold Grade	Contained Gold
	(million)	(g/t Au)	(x10[3] oz)
≥0.0	46.14	2.17	3.22
≥0.5	43.54	2.29	3.20
≥1.0	36.02	2.60	3.01
≥1.5	24.67	3.24	2.57
≥2.0	18.19	3.77	2.21
≥2.5	13.74	4.27	1.89

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Panel evaluation of the mineral resource at 100 metre intervals has demonstrated an increase in gold grade with depth from 300 metres, a function of the depth potential of the Adumbi deposit.  Table 14-15 and the graph below, details the increased grade with depth of the Adumbi resources.

Table 14.15: Adumbi Deposit Variation of Grade and Contained Gold with Depth

DEPTH FROM	DEPTH TO	PANEL	TONNAGE	GRADE	CONTAINED GOLD
(m)	(m)	(m)	(million)	(g/t)	(Moz)
0	100	100	9.05	2.25	0.65
100	200	200	10.48	2.03	0.6
200	300	300	9.39	1.91	0.58
300	400	400	8.33	2.29	0.61
400	500	500	7.85	2.82	0.71
500	600	600	3.96	3.56	0.45

Notes: Low tonnage for 600 Panel (500-600m) due to insufficient drill density, which is being addressed with ongoing drilling program.

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14.14. Model Validation

Minecon carried out various block modelling validation procedures to check the robustness of the model. These included:

  Visual comparison of the block grades versus the composited grades used to interpolated grades into the block in section and plan,
  Statistical comparison,
  Comparison of individual blocks and composite grades,
  Model extent comparison
  Cross validation
  Check conducted on search ellipsoid orientations

Visual comparison of the block model grades with the adjacent composite drill hole grade that were used to interpolate grades into them showed good correlation. Figures 14-17 to 14-19 shows Minecon's block model with MINECON 2020 inferred outline and the current US$1,500 pit shell outline.

Statistical comparison of the mean grade of the block model with the mean composited grades of the selected samples within the mineralized wireframe was good, suggesting that there was not much bias in the estimation process. (Table 14-16).

The basic comparison of the model and wireframe extents compares well (Table 14-17).

The overall volumes of the mineralized wireframe and the block model compares very well.

The cross-validation graph generated also showed that there was a good correlation between means of the actual grades and the estimate grades, thus also supporting the estimation parameters used.

All blocks within the model were checked to ensure they have been assigned reasonable grade, the appropriate density and material type classification based on inputs used.

Checks were conducted on search ellipsoid orientations to ensure it followed expected orientations during grade interpolation (Figure 14-19).

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Table 14-16: Statistical comparison of block model and selected samples within wireframe

FIELD	NUM	MIN	MAX	MEAN	VARIANCE	LOGVAR	COV	DESCRIPTION
AU	3570	0.01	117	2.14	28.86	3.05	2.51	ADUMBI SELECTED DD SAMPLES WITHIN ORE WIREFRAME
AU	1335	0.01	90.01	2.07	16.54	2.44	1.96	ADUMBI SELECTED DD SAMPLES COMPOSITED 2M UNCAPPED
AU	1335	0.01	18	1.95	7.6	2.41	1.42	ADUMBI SELECTED DD SAMPLES COMPOSITED 2M CAPPED AT 18g/t
AU	3693019	0.01	17.17	2.04	2.65	0.77	0.8	BLOCK MODEL SAMPLE

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        Table 14-17: Model extent comparison

Block Model	Wireframe
MINIMUM	MINIMUM	Difference	% Difference
594,584	594584	0	0.0
191,436	191431	4	0.0
95	94	1	0.6
MAXIMUM	MAXIMUM
596,110	596112	(2.3)	(0.0)
193,196	193198	(2.0)	(0.0)
780	780	(0.0)	(0.0)

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14.15. Mineral Resource Reporting

Minecon has prepared this Mineral Resource estimate for the Adumbi deposit, with a drill hole database cut-off date of March 4, 2021.

The Inferred Mineral Resource estimate has an effective date of April 27, 2021. The resource is made up of the resources contained in the US$1,500 optimised pit with a block cut-off grade of 0.68 g/t Au for Oxide and Transition materials and 0.72 g/t Au for Fresh material. Table 14-18 summarizes the Adumbi Mineral Resource.

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Table 14-18: Mineral Resource Estimate of Adumbi Deposit

Effective Date: April 27, 2021

Material Type	Tonnage	Grade	Contained Gold
	(Tonnes)	(g/t Au)	(Ounces)
Oxide	4,623,000	2.24	333,000
Transition	3,674,000	2.53	299,000
Fresh	33,019,000	2.38	2,521,000
TOTAL	41,316,000	2.37	3,153,000

Notes:

1. CIM definitions were followed for Mineral Resources.

2. Mineral resources were estimated at a block cut-off grade of 0.68 g/t Au for oxide and transition materials and 0.72 g/t Au for fresh material constrained by a Whittle pit.

3. Mineral Resources were estimated using a long-term gold price of US$1,500 per ounce.

4. A minimum mining width of two metres horizontal was used.

5. A maximum of four metres internal waste was used.

6. Adumbi bulk densities of 2.45 for oxide, 2.82 for transitional and 3.05 for fresh rock were used.

7. High gold assays were capped to 18 g/t Au for Adumbi, prior to compositing at two metre intervals

8. Numbers may not add up due to rounding.

The Imbo Project Inferred Mineral Resource for the Adumbi, Manzako and Kitenge deposits now totals 3.466 million ounces of gold (42.996 million tonnes grading 2.51 g/t Au) and is summarised in Table 14-19 below.  84.68% of this inferred mineral resource is attributable to Loncor via its 84.68% interest in the Imbo Project. The resource estimates at Kitenge and Manzako which were undertaken by RPA in its February 2014 technical report have not been reviewed in this study but are based on underground mining scenarios and at a cut-off grade of 2.70 g/t Au. Reference is made to the RPA February 2014 technical report on the estimates reported for Kitenge and Manzaka.

Table 14-19: Mineral Resource Estimate of Adumbi, Kitenge and Manzoka Deposits

Effective date: April 27, 2021

Deposit	Tonnage	Grade	Contained Gold
	(Tonnes)	(g/t Au)	(Ounces)
Adumbi	41,316,000	2.37	3,153,000
Kitenge	910,000	6.60	191,000
Manzako	770,000	5.00	122,000
TOTAL	42,996,000	2.51	3,466,000

    Notes:

1. CIM definitions were followed for Mineral Resources.

2. Mineral resources for Adumbi were estimated at a block cut-off grade of 0.68 g/t Au for oxide and transition materials and

    0.72 g/t Au for fresh material constrained by a Whittle pit. For Kitenge and Manzako, reference is made

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    to the RPA technical report dated February 28, 2014 (the "RPA Report") where a cut-off grade of 2.70 g/t Au was used based on potential underground mining scenarios.

3. Mineral Resources for Adumbi were estimated using a long-term gold price of US$1,500 per ounce,

    The Mineral Resources for Kitenge and Manzako are based on the RPA Technical Report where a gold price of US$1,200 was used

4. A minimum mining width of two metres horizontal was used.

5. A maximum of four metres internal waste was used.

6. Adumbi bulk densities of 2.45 for oxide, 2.82 for transitional and 3.05 for fresh rock were used.

  For Kitenge and Manzako, reference is made to the RPA Technical Report, where bulk densities of

  1.7 for oxide, 2.2 for transition and 2.7 for sulphide materials were used.

7. High gold assays were capped to 18 g/t Au for Adumbi, prior to compositing at two metre intervals. For

    Kitenge and Manzako, reference is made to the RPA Technical Report where assays were capped to 50 g/t Au, prior to compositing at two metre intervals.

8. Estimated historical mining has been removed.

9. Numbers may not add up due to rounding.

14.16. Discussion

The additional six new holes that was completed before the start of the modelling (Appendix 14-1) targeted:

  Inferred Resources within the US$1,500 limiting pit shell,
  Plunge and depth extension of the mineralization and
  Confirmed the geometry of the mineralized bodies at depth with increase confidence.

Minecon's updated model for this estimate is deeper than the previous model, incorporating additional lower grade material because of the improved modifying factors and lower breakeven grade and therefore producing a slightly lower grade block cut-off than the previous model. Minecon has completed a full review of the modifying factors used in developing the current US$1,500 limiting pit shell and updated them as appropriate based on the new drilling information. It is Minecon's view that the changes in the cost inputs to the modifying factors have limited influence on the estimation of block grades due to the fact that the lower breakeven grade (0.68g/t Au) only impacted volume estimation as more lower grade blocks were captured in this evaluation than in the previous model.

For ease of comparison to the RPA 2014 estimates, the previous Minecon estimates employed the same block cut-off of 0.9g/t Au.

The latest Mineral Resource for the Adumbi deposit represents an increase of 44 % in the resource as the limiting economic pit shell pushes significantly deeper in the fresh rock. The increased Mineral Resource at Adumbi is mostly in the fresh rock material. Reconciliation work between the previous Minecon model and the current estimate shows that the significant increase in the resources is due to the additional drilling program intersecting certain additional higher-grade intersections at depth, which has resulted in material being transferred from the unclassified categories within the previous pit into the Inferred Mineral Resource category as well as material from down plunge extension to the mineralization.

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In summary, for the Imbo Project, the Inferred mineral resources for the Adumbi, Manzako and Kitenge deposits now totals 3,466,000 ounces of gold (42,996,000 tonnes grading 2.51 g/t Au), a 38% increase on the previous resource outlined by Minecon in its Independent NI43-101 technical report. A total of 84.68% of this inferred mineral resource is attributable to Loncor via its 84.68% interest in the Imbo Project. The resource estimates at Kitenge and Manzako which were undertaken by RPA in December 2013 have not been reviewed in this study and are based on underground mining scenarios and at a cut-off grade of 2.70 g/t Au. Reference is made to the RPA 2014 NI43-101 technical report on the estimates reported for Kitenge and Manzako.

14.17. Recommendations for Further Work

There is significant additional resource potential at depth and along the strike extension to the southwest (Canal area) within the Adumbi deposit. Minecon recommends that the ongoing deep drilling at Adumbi be expanded to unearth the full potential of the deposit, and to advance the project up the value curve. The main recommendations include but are not limited to the following:

  At the Adumbi deposit, the gold mineralization is still open at depth and along strike to the southwest. Minecon proposes that, the ongoing deep drilling program be expanded to delineate additional resources to the southwest (Canal area) of the deposit.  Furthermore, infill drilling will be required to increase the confidence of the inferred mineral resources reported at this deposit into the indicated and measured categories.
  At the Kitenge and Manzako deposits, infill drilling could also be undertaken to further define and increase the confidence of the inferred mineral resources at these deposits.
  Based on the increased mineral resources at Adumbi, Minecon recommends undertaking a Preliminary Economic Assessment ("PEA"). This will include further metallurgical test work (including recovery, abrasion and comminution testwork), mining (open pit and potential underground) studies, metallurgical plant processing design, infrastructural, environmental and economic studies.
  The additional drilling may include close spaced drilling clusters or crosses in three or four parts of the Adumbi deposit to confirm short scale continuity of the mineralisation and to allow a conditional simulation to be completed if necessary. A total of 9,000 metres of drilling have been planned to be undertaken. These include infill and extension drilling, the close space and variogram drilling, and further drilling for metallurgical and geotechnical studies.
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  Further studies should be undertaken to assist proper estimations of historical depletions and depletion by recent artisanal mining. This will allow for increased confidence in the estimates of the open cavities.
  Completion of dGPS survey of holes drilled from 2017 to date. This will help raise the confidence of the estimated mineral resources.
  Compilation of the geological and sampling database into a secure central repository database system and move away from storage of files in Microsoft Excel. The creation of a central repository will ensure that the data that has passed QA/QC test replaces the old dataset in the database with the appropriate paper trial to back any changes made.

The ongoing extension and deep drilling program has the potential to significantly increase the Adumbi mineral resource; surface and underground (Figure 14-22), (Appendix 14-2).

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15 MINERAL RESERVE ESTIMATES

No Mineral Reserves have been estimated for the Imbo Project.

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16 MINING METHODS

This section is currently not applicable to the Imbo Project.

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17 RECOVERY METHODS

This section is currently not applicable to the Imbo Project.

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18 PROJECT INFRASTRUCTURE

Given its exploration stage of development, there is very limited infrastructure currently available at the Imbo Project.

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19 MARKET STUDIES AND CONTRACTS

No marketing studies or economic analysis have been undertaken although it is noted that gold is a freely traded commodity.

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20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

This section is currently not applicable to the Imbo Project.

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21 CAPITAL AND OPERATING COSTS

This section is currently not applicable to the Imbo Project.

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22 ECONOMIC ANALYSIS

This section is currently not applicable to the Imbo Project.

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23 ADJACENT PROPERTIES

In addition to the Imbo Project, there has been other mineral exploration activities in the Ngayu Greenstone Belt in recent times and mineral resources have been defined within the belt. Since 2010, Loncor Resources Inc. has been the largest permit holder in the Ngayu belt and has been exploring on a number of prospects on its own since 2010 or in Joint Venture with Barrick Gold (Congo) SARL from 2016 (Figure 23-1). Rio Tinto had agreements with Loncor and Kilo Goldmines for iron ore in the Ngayu belt since 2010 and undertook initial exploration and some drilling but in 2015, terminated these agreements due to limited exploration success.

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23.1. Ngayu Belt Exploration (2010 to 2016)

Loncor commenced its exploration activities in early 2010 and a base camp was established at Yindi. Due to its large landholdings for gold of 4,500 square kilometres at that time, it was decided to divide the exploration into two concurrent programs:

  Assessment of areas of known gold mineralization (Yindi and Makapela) with the potential to rapidly reach the drilling stage and provide a mineral resource.  Soil sampling, augering, rock chip and channel sampling were carried out prior to diamond drilling.
  Regional programs aimed at assessing the remainder of the large land package as quickly and cost effectively as possible, in order to identify and prioritise mineralized target areas for follow-up, and enable less-prospective ground to be relinquished with confidence.  This program mainly entailed a regional BLEG (Bulk Leach Extractable Gold) survey and detailed interpretation of regional aeromagnetic data.  Both these programs were carried out under a technology consultation services agreement between Loncor and Newmont (a shareholder in Loncor), which was entered into in February 2011 (but is no longer in place).

During 2012, Loncor undertook more detailed aeromagnetic and radiometric surveys over priority target areas (ie Imva Fold area). Grids were established at the Yindi, Makapela, Itali, Matete, Nagasa, Mondarabe, Anguluku and Adumbi West prospects with airborne magnetic and radiometric surveys, geological mapping, stream sediment sampling, soil and rock sampling, trenching, augering, ground geophysical surveys (Induced Polarisation) and core drilling being undertaken. During the period 2010-2013, Loncor undertook drilling programs on a number of prospects in the Ngayu belt and outlined mineral resources at Makapela in the west of the belt.

Loncor holds 100% of the Makapela project. After undertaking soil and channel sampling, a core drilling program at Makapela commenced in November 2010 with the objective of testing along strike and at depth the sub-vertical, vein mineralized system being exploited by the artisanal miners at the Main, North and Sele Sele pits which returned significant results from soil and channel sampling.  Drill results at Makapela were announced by Loncor via a number of press releases in 2011 and 2012. Significant drill intersections included 7.19 metres grading 64 g/t Au, 4.28 metres @ 32.6 g/t Au, 3.47 metres grading 24.9 g/t Au, 4.09 metres @ 21.7 g/t Au and 4.35 metres grading 17.5 g/t Au.

After conducting preliminary metallurgical test work, in May 2012, the Company announced a maiden mineral resource estimate for the Company's Makapela prospect, of 4.10 million tonnes grading 7.59 g/t Au (using a 2.75 g/t Au cut-off) for an inferred mineral resource of 1.0 million ounces of gold to a maximum vertical depth 500 metres below surface with gold mineralization open at depth. The resource was updated in April 2013 when the Company announced updated mineral resource estimates for the Company's Makapela prospect, of an indicated mineral resource of 0.61 million ounces of gold (2.20 million tonnes grading at 8.66 g/t Au) and an inferred mineral resource of 0.55 million ounces of gold (3.22 million tonnes grading at 5.30 g/t Au).

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A total of 56 core holes (18,091 metres) were completed in the vicinity of the Main and North pits and 15 holes (3,594 metres) were drilled at Sele Sele.  In addition to the above resource drilling program, a total of 12 holes (1,560 metres) were drilled to locate potential extensions to the known reefs and new mineralized structures indicated by soil, rock chip and auger sampling. Several units of Banded Ironstone Formation (BIF) are interlayered within basalts, and range up to 13 metres in thickness, although the width is generally less than 6 meters. Quartz porphyry and quartz-feldspar porphyry dykes and sills are also present.  In the vicinity of the mineralized zones, the intrusive units are generally no more than a few metres in width.

Three styles of gold mineralization are present at Makapela:

  Quartz veins emplaced into shear zones within the basalt sequence. The best developed and economically significant vein (Reef 1) is exploited in the Main pit and consists of white quartz with irregularly distributed pyrite.  Visible gold is quite common, occurring in 28% of the intersections as isolated specks and small aggregates up to 2 mm across.  Reef 1 has been intersected over a strike length of 480 metres and to a vertical depth of 480 metres, and dips to the WNW at 80 - 90°.  It has an average true width and grade of 2.15 metres @ 11.15 g/t Au. A characteristic of Reef 1 is the good geological continuity between drill sections; although the width and grade is variable, the vein was present in almost all holes, in approximately the expected position.  The basalt hosting Reef 1 shows intense hydrothermal alteration for several metres into the hanging wall and footwall.
  A second style contains strike-parallel mineralization up to 6 metres in width is closely associated with shearing within and on the margins of narrow BIF units.  The most important zone (Reef 2) is exploited in the North pit.  Visible gold is much less common than in Reef 1 occurring in 5% of intersections. Mineralization in the Sele Sele pit, 2 kilometres NNE of the North pit, has similar characteristics to Reef 2, and is interpreted to be on the same BIF unit. However, the Sele Sele zone is generally wider and lower grade than in the North pit area, the best intersection drilled being 15.68 metres @ 5.35 g/t Au. The mineralization plunges to the SSE at about 40°.
  A third area of Reef 2 style mineralization occurs in the Bamako area where channel sampling returned an intersection of 4.60 metres @ 11.42 g/t Au. The mineralization is associated with a 2-kilometre long soil anomaly, and although the best intersection from preliminary drilling was of relatively low grade (3.60 metres @ 4.43 g/t Au) further work is warranted.
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The deposit at Makapela is open down plunge creating the prospect of drilling to below the current 500-metre depth to extend the resources as well as potentially exploring for additional resources between the main target areas delineated and further along the regional structure. It is also considered unlikely by Loncor that all the mineralized bodies are outcropping and good potential exists for locating blind mineralized shoots along well-defined structures with an aggregate strike of over 5 kilometres.

Besides Makapela, Loncor drilled other prospects during this period and significant intersections were obtained at Yindi (21.3 metres grading 3.3 g/t Au, 24.0 metres grading 1.5 g/t Au and 10.3 metres grading 4.1 g/t Au) and at Itali (38.82 metres at 2.66 g/t Au, 14.70 metres @ 1.68 g/t Au and 3.95 metres @ 19.5 g/t Au)

At the end of 2013, due to a significant drop in the gold price, exploration was reduced and no further drilling was undertaken at Ngayu.

23.2. Ngayu Exploration (2016 to 2020)

In January 2016, Loncor entered into a joint venture agreement with Barrick Gold Congo SARL (formerly Randgold Resources Congo SARL) ("Barrick"). This agreement provided for a joint venture (the "Joint Venture") between Loncor and Barrick with respect to exploration permits held by Loncor now covering 1,894 square kilometres of ground in the Ngayu belt and excluding certain parcels of land surrounding and including the Makapela and Yindi projects which were retained by Loncor and did not form part of the Joint Venture (the Imbo Project is also not part of the joint venture).  Under the joint venture agreement, Barrick managed and funded all exploration of the permit areas until the completion of a pre-feasibility study on any gold discovery meeting the investment criteria of Barrick.  Once the Joint Venture determined to move ahead with a full feasibility study, a special purpose vehicle ("SPV") would be created to hold the specific discovery areas.  Subject to the DRC's free carried interest requirements, Barrick would retain 65% of the SPV with Loncor holding the balance of 35%.  Loncor would be required, from that point forward, to fund its pro-rata share of the SPV in order to maintain its 35% interest or be diluted.

In January 2017, Loncor announced preliminary results of the geophysical airborne survey undertaken by Randgold as part of its Joint Venture with Loncor (it is noted that Randgold and Barrick merged under Barrick's name in early 2019).  A 10,013 line-kilometre helicopter borne electromagnetic 'VTEM' survey (the "JV Survey") was completed over the Ngayu belt.  The JV Survey provided a valuable additional layer of geological information through mapping the conductivity nature of the belt.  The new data assisted with resolving the lithological nature of the belt as well as assisting in identifying major structures and areas of structural complexity.

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During 2020, the Barrick-Loncor joint venture ground increased to approximately 2,000 square kilometres with additional exploration permits and exploitation licences controlled by Loncor, as well as certain exploration permits held by Barrick, ceded into the joint venture.

By June 2020, several priority targets had been outlined by Barrick including Anguluku, Bakpau, Medere (Itali), Mokepa and Yambenda and two portable core rigs commenced scout drilling on these targets (see Figure 23-1). By the end of May 2021, Barrick had completed 27 core holes (3,844 metres) on several targets in the Ngayu belt including Anguluku, Medere (Itali), Medere, Mokepa and Yambenda (see Figure 23-1). At Yambenda, four drill sections tested a 3.6 kilometres portion of the 9.5 kilometres long anomalous soil corridor.  All the holes intersected mineralization associated to WNW shear structures developed as a contact zone between banded ironstone formation and volcano-sediments including conglomerates (similar host rock assemblage found at Kibali mine).  Best drill intercepts included 14 metres grading 0.85 g/t Au in YBDD0001, 49 metres grading 0.52 g/t Au and 14.5 metres grading 1.38 g/t Au in YBDD0002 and 35.05 metres at 0.60 g/t Au in YBDD0006.  At Mokepa, six scout holes were drilled with the best holes assaying 19 metres grading 1.04 g/t Au in borehole ADDD0001 and 46.7 metres grading 1.32 g/t Au in hole ADDD0002.

In May 2021, Barrick informed Loncor that it would not be continuing exploration on the Joint Venture ground. Loncor is now assessing the results of the Barrick Joint Venture program to determine whether further exploration by Loncor on the Joint Venture ground is warranted.  In particular, the Mongaliema target, which is only seven kilometres from Loncor's Makapela deposit, will be further explored by Loncor especially as this promising target has not been drilled by Barrick. At Mongaliema, the target area is a west-northwest trending shear zone hosted within altered metasediments with cherty units near the contact of a dolerite intrusive.  Pitting has demonstrated that much of the area is covered by thick transported cover which hinders near surface exploration.  Pitting was undertaken to the southwest of the trench which graded 32 metres grading 1.37 g/t Au.  Results from pits in excess of 5 metres deep confirmed the southwestern extension, beneath thick transported alluvial material with an average high grade of 18.13 g/t Au from eleven samples.  Minecon believes further work is warranted from the results received to date at Mongaliema.

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Mongaliema will be evaluated to determine whether it has the resource potential to be combined with the nearby Makapela deposit.

Going forward, Loncor's focus is to continue to add and upgrade mineral resources to Adumbi's current 3.15 million ounces inferred resource (41.316 million tonnes grading 2.37 g/t Au) and commence a Preliminary Economic Assessment of Adumbi during Q2, 2021.

In terms of producing gold mines, the Kibali Gold Mine, approximately 220 km northeast by air from the Imbo Project, is located within the Archean aged Moto greenstone belt and commenced gold production in September 2013. The mine is owned by Kibali Goldmines SA (Kibali) which is a joint venture company owned 45% by each of Barrick Gold and AngloGold Ashanti with Societe Miniere de Kilo-Moto (SOKIMO) owning the remaining 10%. Barrick Gold is the operator and in 2020, Kibali produced 808,000 ounces of gold at an all-in sustaining cost (AISC) of US$778 per ounce of gold. The mine is an open pit and underground operation and in 2020, 7.62 million tonnes of ore was processed at an average grade of 3.6 g/t gold and a metallurgical recovery of 90%. Kibali had measured and indicated mineral resources of 15.5 million ounces of gold, inferred mineral resources of 1.5 million ounces and proved and probable ore reserves at the end of 2020 of 9.33 million ounces (from Barrick Gold 2020 Annual Report).

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24 OTHER RELEVANT DATA AND INFORMATION

The DRC covers 2,344,858 km2 of land in the centre of Africa, making it the twelfth largest country in the world, approximately two-thirds the size of Western Europe. With an estimated population of 81 million, DRC is the fourth most populous country in Africa. Some 45% of the population live in cities and the capital Kinshasa is by far the largest, with more than eleven million inhabitants. DRC has around 200 ethnic identities with the majority of people belonging to the Kongo, Luba and Mongo groups.

24.1. DRC Political and Economic Climate

The Belgian Congo gained independence from Belgium in June 1960. In 1971, the country was renamed Zaire. Following a rebellion started in mid-1996, President Mobutu Sese Seko was toppled in May 1997 by Laurent Désiré Kabila after 32 years of power and Zaire was renamed the Democratic Republic of the Congo. In 1998, a civil war broke out with the east and north of the country controlled by rebel factions allegedly supported by Rwanda and Uganda. In January 2001, Laurent Kabila was assassinated and succeeded by his son, Joseph Kabila. Whereas Laurent Kabila had a conflicted relationship with the international community, Joseph Kabila re-established various engagements and commenced overtures for peace. In June 2003, a formal peace agreement was signed and the country reunited through a transition government. In 2006, the first multi-party elections in 40 years were held, with Joseph Kabila winning the second voting round. Elections were held again in 2011 won by Joseph Kabila and in 2018 where Joseph Kabila was replaced by Felix Antoine Tshisekedi Tshilombo in a contested election.

The country is divided into 26 provinces, each with a governor and provincial parliament. The national parliament consists of a lower house where representatives are directly elected from the provinces, and a senate with members voted by provincial parliaments. The Province Ituri governor, Jean Bamanisa Saïdi, (who was previously governor of Orientale Province) was elected in April 2019 as an independent candidate affiliated with neither the presidential majority nor the opposition, although he enjoys good relations across the political spectrum. The country is by and large unified and at peace. The east remains troubled by local ethnic rebellions which have little popular support. The main rebel group, the 23rd of March Movement (M23), consisted of army defectors grouped around leaders from the Kivu region bordering Rwanda, accused by the international community of supporting this group. The goals of M23 were unclear but were ostensibly motivated by control of natural resources in the area they occupy. In early November 2013, the M23 rebels were defeated by the Congolese army with support of a United Nations brigade consisting of soldiers from Tanzania and South Africa. The rebel group thereafter dissolved itself and said it was ready to disarm, demobilise and integrate into the Congolese army. Since the 1990s, the Allied Democratic Forces (ADF), an Islamic rebel group from Uganda, has operated in northeastern DRC and has been blamed for numerous civilian massacres and attacks against DRC security forces, triggering flights of refugees inside the DRC and across the border into neighbouring countries. Other smaller rebel groups are also present in the east, but have no popular support, and appear to have only guiding control of trade and commerce in areas they are established. Due to the country's lack of infrastructure, these groups remain fairly isolated. In April 2021, the government of the DRC declared a state of siege over the provinces of North Kivu and Ituri in an effort to end insecurity and restore peace in Eastern DRC. General Constant Ndima Kongba was appointed governor of Ituri to oversee the state of siege operation.

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Following the peace accords of 2003, the international community embarked on significant economic investment programs via various bilateral and multilateral agreements, such as with the World Bank, the European Union (EU), and various other international institutions and individual countries. China in particular has committed significant funds and has undertaken various large infrastructure projects mostly focused on rehabilitation of the road network.

Since 2003, the United Nations Organization Stabilization Mission in the DRC (MONUSCO) has been addressing the threat posed by armed groups and advancing peace and stability in the DRC. The UN Security Council resolution 2502 (December 2019) authorised a troop ceiling of 14,000 military personnel to be stationed throughout the country, mostly in the east. Although its mandate is mostly for monitoring the stability of the country, MONUSCO was authorized by the UN Security Council in June 2013 to be reinforced by a brigade with a mandate under Chapter Seven to actively neutralize rebel groups. This brigade was mainly constituted of troops from Tanzania and South Africa. A major UN base is located in the city of Beni (North Kivu province).

With the installation of a transitional government in 2003 after peace accords, economic conditions slowly began to improve as the government reopened relations with international financial institutions and international donors, and the DRC government began implementing reforms. The country's GDP growth averaged six percent from 2005 to 2017 while inflation rate has averaged 17% for the same period with a remarkable inflation rate of 1% between 2012 and 2015. After reaching 5.8% in 2018, economic growth slowed to 4.4% in 2019, owing to the decline in commodity prices, particularly for cobalt and copper, which account for over 80% of the country's exports. Due to the coronavirus pandemic (COVID-19) the DRC economic growth decelerated to an estimated 0.8% in 2020, stemming from mobility restriction, constrained government spending and weaker exports caused by the global economic downturn. The banking sector has been reinforced with a host of international banks, mostly of African origin, having established operations. Communications have vastly improved with several major multinational networks having established themselves, and growth in the international aviation network attests to growing investment into the country. Mining, agriculture, telecommunications, and manufacturing are steadily growing and developing.

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24.2. DRC Community and Social Aspects

Socio-economic conditions in the DRC are still profoundly affected by the years of conflict in the country. Much of the DRC's population continues to live on a subsistence basis, primarily from cultivation of crops such as cassava, or fishing and hunting. Health and education services are poor or non-existent in many areas, although steady investment and assistance through various international organizations and non-government organizations (NGOs) are slowly improving the situation in some areas. Although much of the country is still agrarian, various urban centres are being revitalized via domestic and foreign investments and offer professional opportunities. A growing number of the Congolese Diaspora are returning to the DRC to pursue opportunities deemed to be more lucrative than in their adopted countries.

24.3. Status of the DRC Minerals Industry

The DRC has historically been a significant minerals producer, mostly of gold, diamonds, copper, cobalt, and tin. The industry was started by private investments during the colonial period from 1885 to 1960, resulting in some very large industrial mining complexes which established entire towns through the country such as Mbjui Mayi, Lubumbashi, Kolwezi, Likasi, and others.

After independence, many of the large mining operations were nationalized and suffered from mismanagement and lack of reinvestment, such has been the case of Gecamines (focused on copper and cobalt in the Haut Katanga and Lualaba provinces), Okimo (focused on gold in Ituri, Haut Uélé and Tshopo  Provinces), Sakima (focused on tin in South Kivu, North Kivu and Maniema provinces), and others. Production in these parastatal mining corporations collapsed and by the late 1990s was virtually non-existent.

In 2002, the DRC adopted a new mining law (the "2002 Mining Code"), whose redaction was sponsored by the World Bank. In March 2018, the 2002 Mining Code was amended and a new mining law was enacted (the "2018 Mining Code").  Along with the 2003 peace agreement, the 2002 Mining Code became a catalyst for a massive influx of mining and exploration capital into the country, with an estimated eight billion dollars having been invested since 2004. Much of this capital was focused on joint ventures with Gecamines in Katanga region, but other provinces also saw significant investments. In 2019, the DRC became the world's fourth largest copper, at par with the United States of America and behind China, Peru and Chile. The world's largest and highest-grade underdeveloped copper deposit, Kamoa-Kakula is currently being commissioned by Ivanhoe Mines and Zijin Mining Group in Katanga province. The DRC is also by far the world's largest producer of cobalt, accounting for roughly 60 percent of global production.

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In the Haut Uélé province, the Kibali deposit, discovered in 2003 and having achieved first production in September 2013, has since been developed into one of the world's largest gold mines and a significant catalyst for further exploration and development in the province. In 2019, the Kibali mine (managed by Barrick Gold Corporation) produced a record 814,027 ounces of gold, demonstrating the ability to successfully develop and operate a modern top-tier gold mine in one of the world most remote and infrastructurally under-endowed regions.

24.4. DRC Minerals Industry Policies

Some 10 years after the DRC 2002 Mining Code was originally adopted, a revision process which started in 2012, led to a bill that was finally approved by both houses in January 2018 and signed into law in March 2018.

The following is a summary of the key changes introduced by the 2018 Mining Code:

Available mining rights

Mining rights available under the 2018 Mining Code include:

  an exploration permit (PR), standardized to all minerals and granted for five years, renewable once for the same term; and
  a mining permit (PE) granted for 25 years, renewable for periods of up to 15 years.

These mining rights can now only be granted to legal entities and not to natural persons.

Royalties and taxes

The increase in the royalties and taxes was among the principal innovations of the 2018 Mining Code.

• Royalty rates increased from 2% to 3.5% for non-ferrous and base metals and from 2.5 to 3.5% for precious metals, while precious stones royalties increased from 4 percent to 6 percent and calculated on gross market value of the products.

• Creation of a special 10% royalty on minerals deemed by the State to be "strategic substances", which were defined as minerals which on the basis of the Government's opinion of the prevailing economic environment, were of special interest given the critical nature of such mineral and the geo-strategical context.  It is anticipated that the list would include cobalt, coltan, lithium and germanium which have become hot mining commodities with the increased demand for electric vehicles and grid storage technology. DRC is a major global producer of these substances.

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• While corporate income tax remained at a reduced rate of 30 percent for mining companies, a new 'super profits' tax of 50 percent was created on excess profits, defined as profits made when a commodity exceeds by 25% the price used in the bankable feasibility study.

• The holder of a PE (or of PR) in the DRC is subject to a tax on the surface area of the PE (PR) payable in Congolese francs at a rate equivalent to US$ 0.40 per hectare for the first year (US$ 0.20 for PRs); US$0.60 per hectare for the second year (US$0.30 for PRs); US$0.70 per hectare for the third year (US$0.35 for PRs); and US$0.80 per hectare for each subsequent year (US$0.40 for PRs).

• In addition to the surface area tax, the holders of a PE are subject to an annual area rights tax of the equivalent in Congolese francs of US$588.96 per square (carré). Annual area rights tax for the holder of a PR are as follows: US$3.53 per hectare for the first two years; US$36.52 per hectare for each year following the first two years and US$60.04 per hectare for every year of renewal of the PR.

Contracting requirements

The new code requires mining companies to comply with local law 17/001 of February 2017 requiring contractors to be Congolese and owned by Congolese shareholders. While unclear, it is generally accepted that this means the Congolese contractor must be majority owned by Congolese shareholders. Furthermore, in concluding services contracts for mining activities (not including contracts for the sale of goods), priority must also be given to Congolese companies. In this regard, any services contracts concluded with a foreign company are subject to a 14 percent tax on amounts paid under such contract.

Other notable amendments

• The State's free-carry shareholding in the mining company was increased from 5 percent to 10 percent, increased by 5 percent each time the permit is renewed. Furthermore, at least 10 percent of the capital must be owned by Congolese citizens which is a development that has attracted industry concern.

• The exportation of raw minerals is forbidden, and mining permit holders must now present a plan for the refinement of their minerals to the mining authorities. A one-year derogation may be obtained if a company shows it is impossible to transform the minerals locally.

• The requirements relating to State approvals for transfers, farm-outs and option contracts were expanded, including a new requirement that changes-of-control (including certain share transfers) in companies holding a mining permit are subject to State approval.

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• Access to a documented state-studied deposit, secured by tender, will be subject to the payment to the State of an entry fee amounting to 1 percent of the price paid for the tendered deposit.

• The stability period during which taxes and customs cannot be modified is reduced from 10 to 5 years. While existing mining rights are subject to the provisions of the new law, it is unclear to what extent existing mining agreements with stabilization provisions will be affected.

• Companies must now establish a provision 0.5 percent of turnover for mine rehabilitation.

24.5. DRC Political Risk

The following is taken from Loncor's 2020 Annual Report on Form 20-F publicly filed by Loncor on SEDAR and EDGAR.

Loncor's projects are located in the DRC. The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, hostage taking, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political climate in the DRC may adversely affect Loncor's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights, could result in loss, reduction or expropriation of entitlements. In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations. Should the Company's rights or its titles not be honoured or become unenforceable for any reason, or if any material term of these agreements is arbitrarily changed by the government of the DRC, the Company's business, financial condition and prospects will be materially adversely affected.

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Some or all of the Company's properties are located in regions where political instability and violence is ongoing. Some or all of the Company's properties are inhabited by artisanal miners. These conditions may interfere with work on the Company's properties and present a potential security threat to the Company's employees. There is a risk that activities at the Company's properties may be delayed or interfered with, due to the conditions of political instability, violence, hostage taking or the inhabitation of the properties by artisanal miners. The Company uses its best efforts to maintain good relations with the local communities in order to minimize such risks.

The DRC is a developing nation emerging from a period of civil war and conflict. Physical and institutional infrastructure throughout the DRC is in a debilitated condition. The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles. There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for Loncor and its operations. The DRC continues to experience instability in parts of the country due to certain militia and criminal elements. While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

No assurance can be given that the Company will be able to maintain effective security in connection with its assets or personnel in the DRC where civil war and conflict have disrupted exploration and mining activities in the past and may affect the Company's operations or plans in the future.

HIV/AIDS, malaria and other diseases represent a serious threat to maintaining a skilled workforce in the mining industry in the DRC. HIV/AIDS is a major healthcare challenge faced by the Company's operations in the country. There can be no assurance that the Company will not lose members of its workforce or workforce man-hours or incur increased medical costs, which may have a material adverse effect on the Company's operations.

The DRC has historically experienced relatively high rates of inflation.

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25 INTERPRETATION AND CONCLUSIONS

Minecon has prepared and updated the Mineral Resource estimates of Adumbi according to the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) 2014 Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) Standards) as incorporated in NI 43-101. The updated estimated Inferred Mineral Resources for the Adumbi deposit are summarised below (Table 25-1).

Table 25-1: Mineral Resource Estimate of Adumbi Deposit

Effective Date: April 27, 2021

Material Type	Tonnage	Grade	Contained Gold
	(Tonnes)	(g/t Au)	(Ounces)
Oxide	4,623,000	2.24	333,000
Transition	3,674,000	2.53	299,000
Fresh	33,019,000	2.38	2,521,000
TOTAL	41,316,000	2.37	3,153,000

Notes:

1. CIM definitions were followed for Mineral Resources.

2. Mineral resources were estimated at a block cut-off grade of 0.68 g/t Au for oxide and transition materials and 0.72 g/t Au for fresh material constrained by a Whittle pit.

3. Mineral Resources were estimated using a long-term gold price of US$1,500 per ounce.

4. A minimum mining width of two metres horizontal was used.

5. A maximum of four metres internal waste was used.

6. Adumbi bulk densities of 2.45 for oxide, 2.82 for transitional and 3.05 for fresh rock were used.

7. High gold assays were capped to 18 g/t Au for Adumbi, prior to compositing at two metre intervals

8. Numbers may not add up due to rounding.

The additional drilling program that was completed since the previous resource estimates of April 17, 2020, targeted:

• Inferred Resources within the US$1,500 limiting pit shell,

• Plunge and depth extension of the mineralization and

• Confirmed the geometry of the mineralized bodies at depth with increase confidence.

Minecon's updated model for this estimate is deeper than the previous model, incorporating additional lower grade material because of the improved modifying factors and lower breakeven grade and therefore producing a slightly lower grade than the previous model. Minecon has completed a full review of the of the modifying factors used in developing the US$1,500 limiting pit shell and updated them as appropriate based on the new drilling information. It is Minecon's view that the changes in the cost inputs to the modifying factors have limited influence on the estimation of block grades due to the fact that the lower breakeven grade (0.68g/t Au) only impact volume estimation as more lower grade blocks were capture in this evaluation than in the previous model. For ease of comparison to the RPA 2014 estimates, the previous Minecon estimates employed the same block cut-off of 0.9g/t Au.

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The latest Mineral Resource represents an increase of 44% in the resource as the limiting economic pit shell pushes significantly deeper in the fresh rock. The increased Mineral Resource at Adumbi is mostly in the fresh rock material. Reconciliation work between the previous Minecon model and the current estimate shows that the significant increase in the resources is due to the additional drilling program intercepting certain additional higher-grade intersections at depth, which has resulted in material being transferred from the unclassified categories within the previous pit into the Inferred Mineral Resource category as well as material from down plunge extension to the mineralization.

In summary, for the Imbo Project, the Inferred mineral resources for the Adumbi, Manzako and Kitenge deposits now totals 3,466,000 ounces of gold (42,996,000 tonnes grading 2.51 g/t Au, Table 25-2 below), a 38% increase on the previous resource outlined by Minecon in its 2020 Independent NI43-101 Technical Report. A total of 84.68%of this inferred mineral resource is attributable to Loncor via its 84.68%% interest in the Imbo Project. The resource estimates at Kitenge and Manzako, which were undertaken by RPA in December 2013, have not been reviewed in this study and are based on underground mining scenarios and at a cut-off grade of 2.70 g/t Au. Reference is made to the RPA 2014 NI43-101 technical report on the estimates reported for Kitenge and Manzako.

Table 25-2: Inferred Mineral Resources for the Imbo Project

(effective date of April 27, 2021)

Deposit	Tonnage	Grade	Contained Gold
	(Tonnes)	(g/t Au)	(Ounces)
Adumbi	41,316,000	2.37	3,153,000
Kitenge	910,000	6.60	191,000
Manzako	770,000	5.00	122,000
TOTAL	42,996,000	2.51	3,466,000

Notes:

1. CIM definitions were followed for Mineral Resources.

2. Mineral resources for Adumbi were estimated at a block cut-off grade of 0.68 g/t Au for oxide and transition materials and 0.72 g/t Au for fresh material constrained by a Whittle pit. For Kitenge and Manzako, reference is made to the RPA technical report dated February 28, 2014 (the "RPA Report") where a cut-off grade of 2.70 g/t Au was used based on potential underground mining scenarios.

3. Mineral Resources for Adumbi were estimated using a long-term gold price of US$1,500 per ounce, The Mineral Resources for Kitenge and Manzako are based on the RPA Technical Report where a gold price of US$1,200  was used

4. A minimum mining width of two metres horizontal was used.

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5. A maximum of four metres internal waste was used.

6. Adumbi bulk densities of 2.45 for oxide, 2.82 for transitional and 3.05 for fresh rock were used. For Kitenge and Manzako, reference is made to the RPA Technical Report, where bulk densities of 1.7 for oxide, 2.2 for transition and 2.7 for sulphide materials were used.

7. High gold assays were capped to 18 g/t Au for Adumbi, prior to compositing at two metre intervals. For Kitenge and Manzako, reference is made to the RPA Technical Report where assays were capped to 50 g/t Au, prior to compositing at two metre intervals.

8. Estimated historical mining has been removed.

9. Numbers may not add up due to rounding.

Minecon is not aware of any environmental, permitting, legal, title, socioeconomic, marketing, metallurgical, taxation or other relevant factors, which could materially affect the Mineral Resource estimate.

The Inferred mineral resources on the Imbo Project are found within three deposits: Adumbi deposit contains 91% of the total mineral resources; Kitenge deposit, contains 5.5%; and the Manzako deposit contains 3.5% of the total mineral resources. The Kitenge and Manzako estimates are based on estimates by RPA in December 2013 and reported in the February 28, 2014 Technical Report.

This updated Adumbi mineral resource estimate differs from the previous Minecon estimates owing to the incorporation of the six additional drillholes which have demonstrated that grade is increasing at depth and have contributed significantly to the increased mineral resource at Adumbi. Panel evaluation of the mineral resource at 100 metre intervals without any pit constraint has confirmed the increase in gold grade with depth from 300 metres and demonstrates the depth potential of the Adumbi deposit (Table 25-3).

Table 25-3: Adumbi Mineral Resource, Panel Evaluation at 100 metre Intervals

DEPTH FROM (m)	DEPTH TO (m)	PANEL (m)	TONNAGE (tonnes)	GRADE (g/t)	CONTAINED Gold (Moz)
0	100	100	9,052,000	2.25	0.65
100	200	200	10,482,000	2.03	0.6
200	300	300	9,388,000	1.91	0.58
300	400	400	8,331,000	2.29	0.61
400	500	500	7,853,000	2.82	0.71
500	600	600	3,959,000	3.56	0.45

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Note: Low tonnage for 600 Panel (500-600m) due to insufficient drill density, which is being addressed with ongoing drill program.

In Minecon's opinion, the Imbo Project area is still very prospective. The results of the continuing deep drilling program at Adumbi, the increasing grade with depth, bodes well for a significant underground resource to be outlined. The Kitenge and Manzako resources delineated to date have not been sufficiently explored and require further depth and strike extension and infill drilling to assess their full potential.

Quality assurance and quality control (QA/QC) has been undertaken from the beginning of the exploration in 2010 to date to minimise errors. A standard operating procedure (SOP) outlines Adumbi Mining SARL's approach to QA/QC which meets industry best practice. The results from the 2020 - 2021 QA/QC program show that the performance of the sample processing facility and SGS laboratory met industry standards.

In terms of risks to the project going forward besides the inherent exploration risk, the lack of infrastructure, including transportation routes and power will be a significant challenge should exploration and economic studies eventually lead to mine development. However, the successful development of Barrick Gold/AngloGold Ashanti's Kibali gold mine 220 kilometres northeast by air from Imbo, has demonstrated that a large gold mine can be successfully brought into production in the northeastern part of the DRC.

There are security problems in some parts of the province as well as adjacent provinces based on ethnic and tribal conflicts which are being managed by the DRC Government supported by the United Nations. These conflicts are not present in the districts around the Imbo Project and exploration during 2020 and 2021 has been ongoing without hindrance.

Loncor's relations with the local communities around the Imbo Project appear to be good and the Company has previously undertaken a number of community projects in the general area of Ngayu including the building of a primary school at Yindi and a health clinic at Bole Bole as well as road and bridge building. Relations with artisanal miners appears to be good and the Company has been able to continue its exploration activities at Imbo although this could change if artisanal mining is terminated due to mine development. It will be important for the Company to continue to have good relationships at local, district, provincial and central government levels for the Imbo Project to advance smoothly.

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26 RECOMMENDATIONS

There is significant additional resource potential at depth and strike extension to the southwest (Canal area) within the Adumbi deposit. Minecon recommends that the ongoing deep drilling at Adumbi be expanded to unearth the full potential of the deposit and exploration be continued on the property to advance the project up the value curve. The main recommendations include but are not limited to the following:

  At the Adumbi deposit, the gold mineralization is still open at depth and along strike to the southwest. Minecon proposes that, the ongoing deep drilling program be expanded to delineate additional resources to the southwest (canal area) of the deposit.  Furthermore, infill drilling will be required to increase the confidence of the inferred mineral resources reported at this deposit.
  At the Kitenge and Manzako deposits, infill drilling could also be undertaken to further define and increase the confidence of the inferred mineral resources at these deposits.
  Based on the increased mineral resources at Adumbi, Minecon recommends undertaking a Preliminary Economic Assessment ("PEA"). This will include further metallurgical testwork (including recovery and comminution tests), mining (open pit and potential underground) studies, metallurgical plant processing design, infrastructural, environmental and economic studies.
  The additional drilling may include close spaced drilling clusters or crosses in three or four parts of the Adumbi deposit to confirm short scale continuity of the mineralisation and to allow a conditional simulation to be completed if necessary. A total of 9,000 metres of drilling have been planned to be undertaken. These include infill and extension drilling, the close space and variogram drilling, and further drilling for Metallurgical and geotechnical studies.
  Continue with ongoing exploration including gridding, soil sampling, trenching and channel sampling at the Imbo Main and Imbo East prospect in order to generate potential drill targets.
  Further studies should be undertaken to assist proper estimations of historical depletions and depletion by recent artisanal mining. This will allow for increased confidence in the estimates of the open cavities.
  Completion of dGPS survey of holes drilled from 2017 to date. This will help raise the confidence of the estimated mineral resources.
  Compilation of the geological and sampling database into a secure central repository database system and move away from storage of files in Microsoft Excel. The creation of a central repository will ensure that the data that has passed QA/QC test replaces the old dataset in the database with the appropriate paper trial to back any changes made.
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Minecon estimates that the recommended tasks will cost approximately US$10.0 million and would take 12 months to complete. This drilling program will be required to advance the project through pre-feasibility studies. The recommended scope and budget are detailed in Table 26-1.

Table 26-1: Proposed Budget for follow-up Work on Imbo Project

Description	Amount (US$)
Adumbi Deep Drilling (Phase 1 & 2 - 8,000 m)	2,720,000
Imbo East Drilling (Phase 3 - 1,000 m)	340,000
Imbo East Ongoing Exploration	360,000
Sample Prep and Analysis	600,000
Central Database System and Management	75,000
Metallurgical and Petrographic Testwork	100,000
Modelling Mineral Resource/Reserve Estimation	162,000
Engineering, Geotechnical, ESIA - PEA Level	500,000
Salaries and wages	2,316,000
Management Fees	240,000
Camp Support (Security, travel, camp, comms, vehicle, etc.)	1,200,000
Capital	110,000
Sub-total	8,723,000
Contingency (15%)	1,293,450
Total	10,016,450

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27 REFERENCES

Analytical Solutions Ltd, 2013: Imbo Project, DRC Soil Geochemistry, Prepared on behalf of Kilo Goldmines Ltd., October 2013.

AngloGold Ashanti Limited, 2013: 2012 Annual Integrated Report, March 19, 2013.

Banro Corporation, 2013: Twangiza Project, available at

http://www.banro.com/s/Twangiza.asp?ReportID=307249, accessed October 28, 2013.

BHP-UTAH Minerals International, 1989: Report on Kitenge-Adumbi and Yindi. Internal unpublished report, January 1989.

BRGM, 1982: Report on Kitenge-Adumbi 1982 Mission, Republic of Zaire, Report of the Bureau of Geological and Mineral Research. No. 81 KIN 002, 1982.

BUGECO, 1988: Gold potential in the Ngayu Mining District Haut Zaire; the Adumbi and Yindi Old Mines. Unpublished report prepared for ZAFRIMINES, August 1988.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2014: CIM Definition Standards for Mineral Resources and Mineral Reserves, Prepared by CIM Standing Committee on Reserve Definitions, Adopted by CIM Council, May 10, 2014.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2010: CIM Definition Standards for Mineral Resources and Mineral Reserves, Prepared by CIM Standing Committee on Reserve Definitions, Adopted by CIM Council, November 27, 2010.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2000: CIM Exploration Best Practices Guidelines, Adopted by CIM Council, August 20, 2000.

Deblond, A., and Tack, L., 2000: Updated Geological Framework of the Democratic Republic of Congo (DRC) in Central Africa. Unpublished draft of the Royal Museum for Central Africa (Tevuren) Brussels, 2000.

Development Bank of Southern Africa, 2012: South African Development Community (SADC) Environmental Legislation Handbook 2012, Chapter 5 Democratic Republic of Congo, available at http://www.saiea.com/dbsa_handbook_update2012/dbsaFrameSet.html, August 2012.

Fraser Institute, 2014: Annual Survey of Mining Companies 2013, February 2014.

Hewson, N., March 2012: Adumbi Underground Mapping Report (internal Kilo report) dated March 2012.

Kilo Goldmines, 2013: Geographical Background Data, Internal Reports, November 2013.

Kilo Goldmines, 2013- 2017; Internal Monthly Reports, from 2014 to 2017

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Minecon Resources and Services Limited, 2020: Independent NI 43-101 Technical Report on the Imbo Project, Ituri Province, Democratic Republic of the Congo. Effective Date: April 17, 2020.

Mwana Africa, 2013: Press Release October 2, 2013 Zani-Kodo Project. Retrieved from: http://www.mwanaafrica.com/investors-and-media/latest-news.

Randgold Resources Limited, 2011: Randgold BMO February 2011 Presentation, http://www.randgoldresources.com/randgold/action/media/downloadFile?media_fileid- 6939.

Randgold Resources Limited, 2018: Technical Report on the Kibali Gold Mine, Democratic Republic of the Congo, Report for NI 43-101, Effective Date: December 31, 2017.

Roscoe Postle Associates Inc. February 28, 2014: Technical Report on the Somituri Project Imbo Project, Democratic Republic of the Congo; NI 43-101 Report. Effective Date: December 31, 2013.

RMCA, 2007: Contribution to Adumbi - Kitenge Project (République Démocratic du Congo). Unpublished report prepared for Kilo Goldmines Inc. by The Royal Museum for Central Africa, Department of Geology and Mineralogy, Leuvensesteenweg, 13, B-3080-

Tervuren, March 2007. Schlüter, T, 2006: Geological Atlas of Africa - Second Edition. Springer Berlin, January 2008.

The Mineral Corporation, 2012: Updated Mineral Resource Estimate of the Adumbi Prospect, Orientale Province, Democratic Republic of Congo, No C-KIL-ADU-1071-775, filed on SEDAR/available at www.sedar.com April 2012 as amended 8 February 8, 2013.

UNESCO, 2103: Okapi Wildlife Reserve, http://whc.unesco.org/en/list/718.

Vancouver Petrographics Ltd., 2013: Report No. 120669, Prepared for Kilo Goldmines Ltd., September 2013.

Venmyn Rand (Pty) Ltd, May 2012: Updated National Instrument 43-101 Independent Technical Report on the Nagyu Gold Project, Orientale Province, Democratic Republic of the Congo, Prepared for Loncor Resources Inc, May 29,2012.

Wardell Armstrong International (WAI), 2011: Characterisation Testwork on Samples of Gold Ore from the Adumbi Deposit, Democratic of Congo, Report No. MM584, Prepared for Kilogold DRC, August 2011.

Young, Stuart & Associates Inc, 2013: KGL Somituri Project, Survey Report.

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28 DATE AND SIGNATURE PAGE

The effective date of this report is April 27, 2021. The "qualified persons" (within the meaning of NI 43-101) for the purposes of this report are Daniel Bansah and Christian Bawah

Signed in Accra, Ghana on June 11, 2021.

(Signed) "Daniel Bansah"

Daniel Bansah.

Managing Director of Minecon Resources and Services Limited

(Signed) "Christian Bawah"

Christian Bawah.

Director Geology and Exploration of Minecon Resources and Services Limited

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29 CERTIFICATES OF QUALIFIED PERSONS

29.1. Daniel Bansah

I, Daniel Bansah, do hereby certify that:

1. I reside at No 8, Kweku Mensah Street, Adjiringanor, East Legon, Accra Ghana. Box CT 4096 Cantonments, Accra, Ghana.

2. I am a graduate with a Master of Science with Distinction in Mineral Exploration gained from University of Leicester, UK in 1998, and I have practiced my profession continuously since July 1988.

3. I am a chartered professional member of the Australasian Institute of Mining and Metallurgy (Membership Number 208213), a Fellow of the West African Institute of Mining, Metallurgy and Petroleum (Membership Number 074) and a professional member of the Ghana Institute of Geoscientists (Membership Number 188).

4. I am the Executive Chairman and Managing Director of Minecon Resources and Services Limited, a firm of consulting Geology, Mining and Petroleum Engineers.

5. I have experience with precious metal deposits and resource estimation techniques. I have worked as a Geologist for over 30 years since my graduation. My relevant experience for the purpose of the technical report (the "Technical Report") dated April 27, 2021, entitled "Updated Resource Statement and Independent National Instrument 43-101 Technical Report, Imbo Project, Ituri Province, Democratic Republic of the Congo" are:

  Reviewed various reports as a consultant on numerous exploration and mining projects in Ghana and the African region for due diligence studies.
  Head of Projects and Operations (from 2013 to 2018) with a Canadian gold mining company exploring and developing world-class gold assets in northeastern DR Congo and responsible for the management of two operating gold mines, two advanced exploration projects and extensive regional exploration portfolio with over 16 prospective targets.
  Vice President - Exploration (2007 to 2013) with a Canadian gold exploration and development company, exploring and developing world-class gold assets in northeastern DR Congo and responsible for the management of two development gold projects, two advanced exploration projects and extensive regional exploration portfolio with over 16 prospective targets.
  Group Mineral Resources Manager (from 2004 to 2007) with a Canadian gold exploration company exploring world-class gold assets in northeastern DR Congo and responsible for mineral resource development and management.
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  Group Mineral Resources Manager (from 1998 to 2004) with a Ghanaian gold mining, development and exploration company, with 7 world-class operations and extensive development and exploration portfolio in 17 African countries and responsible for mineral resource development, auditing, management and training.
  Senior Mineral Resources / Senior Geologist Exploration / Project Geologist / Geologist (from 1989 to 1998) with a Ghanaian gold mining, development and exploration company, with 7 world-class operations and extensive development and exploration portfolio in 17 African countries and responsible for the mineral resource modelling and grade estimation and mineral exploration project management.

6. I have read the definition of "qualified person" set out in  National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I am responsible for the overall preparation of the Technical Report.

8. I have visited the Imbo Project most recently from February 12 to 20, 2020.

9. I am independent of Loncor Resources Inc. as described in section 1.5 of NI 43-101.

10. I have not had any prior involvement with the property which is the subject of the Technical Report.

11. I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43- 101, including Form 43-101F1, and in conformity with generally accepted international mining industry practices.

12.At the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated the 11th day of June 2021.

(Signed) "Daniel Bansah"

Daniel Bansah

MAusIMM (CP), FWAIMM, MGhIG

Managing Director

Minecon Resources and Services Limited

297 | Page
Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

29.2. Christian Bawah

I, Christian Bawah, do hereby certify that:

1. I reside at K506 Nii Obaayoo Street, Adjiringanor, East Legon, Accra Ghana. Box YK 431 Kanda, Accra, Ghana.

2. I am a graduate with a Master of Business Administration with Merit in Finance gained from the University of Leicester Business School, UK in 2013, a holder of Mine Managers Certificate of Competency from the Inspectorate Division of the Minerals Commission of Ghana in 2012, and a Bachelor of Science (Honours) in Geology with Physics from the University of Ghana in 1994. I have practiced my profession as a Geologist continuously since August 1994.

3. I am a chartered professional member (in Geology) of the Australasian Institute of Mining and Metallurgy (Membership Number 227522), a Fellow of the West African Institute of Mining, Metallurgy and Petroleum (Membership Number 1377) and a professional member of the Ghana Institution of Geoscientists (Membership Number 189).

4. I am the Executive Director, Geology and Mineral Exploration of Minecon Resources and Services Limited, a firm of consulting Geology, Mining and Petroleum Engineers.

5. I have considerable experience in gold exploration techniques in Africa, as well as mining project development and operations. I have worked in the mining Industry for over 25 years since my graduation. My relevant experience for the purpose of the technical report (the "Technical Report") dated April 27, 2021, entitled "Updated Resource Statement and Independent National Instrument 43-101 Technical Report. Imbo Project, Ituri Province, Democratic Republic of the Congo" are:

• Have been involved with geological consultancy work and have reviewed various reports on numerous exploration and mining projects in Ghana and the African region for due diligence studies.

• General Manager (from 2013 to 2018) with a Canadian gold mining, exploration and development company exploring, developing and operating world-class gold assets in northeastern DR Congo and responsible for overseeing the redesign and completion of project development, commissioning, and running the operations.

• Deputy General Manager (2012 to 2013) with a Canadian gold mining, exploration, and development company, exploring, developing, and operating world-class gold assets in northeastern DR Congo and responsible for mining operations, mining geology and near mine exploration.

298 | Page
Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

• Mineral Resources Manager (from 2011 to 2013) with a Canadian gold mining, and exploration and development company exploring, developing, and operating world-class gold assets in northeastern DR Congo and responsible for mineral resource development and management, mining production geology, mine to mill reconciliation, and near mine exploration.

• Chief Geologist (from 2007 to 2011) with a Canadian gold mining and exploration and development company exploring world-class gold assets in northeastern DR Congo and responsible for exploration from grass roots through scoping, pre-feasibility and full-feasibility studies. Was part of the project development team during the mine construction.

• Senior Project Geologist (from 2004 to 2007) with a Canadian gold exploration company exploring world-class gold assets in northeastern DR Congo and responsible for setting up and running two of the company's key exploration projects.

• Exploration Geologist (from 1996 to 2004) with a Ghanaian gold mining, development and exploration company, with 7 world-class operations and extensive development and exploration portfolio in 17 African countries and supervised exploration projects in Ghana, Mali Côte d'Ivoire, and Guinea.

• Geologist (from 1995 to 1996) with a Ghanaian gold mining and exploration company, a global multinational precious metal producer presently largest gold producer in Ghana. Was involved with near mine exploration activities.

• Teaching/Research Assistant (from 1994 to 1995) with the Geology Department of the University of Ghana, and was responsible for students' tutorials and practical lessons, filed mapping exercises, and assisting lectures with research work.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I am responsible for sections 6 to 10 of the Technical Report.

8. I have visited the Imbo Project most recently from October 8 to November 26, 2020.

9. I am independent of Loncor Resources Inc. as described in section 1.5 of NI 43-101.

299 | Page
Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

10. I have not had any prior involvement with the property which is the subject of the Technical Report.

11. I have read NI 43-101 and the part of the Technical Report that I am responsible for has been prepared in compliance with NI 43- 101, including Form 43-101F1, and in conformity with generally accepted international mining industry practices.

12. At the effective date of the Technical Report, to the best of my knowledge, information and belief, the part of the Technical Report that I am responsible for contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated the 11th day of June 2021.

(Signed) "Christian Bawah"

…………………………………….

Christian Bawah

MAusIMM (CP), MMCC, FWAIMM, MGhIG

Director, Geology and Mineral Exploration

Minecon Resources and Services Limited

300 | Page
Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

30 APPENDICES

30.1 Appendix 11-1: SGS Internal QA/QC Report STE KGL-Somituri SPRL - 2017

30.2 Appendix 11-1: SGS Internal QA/QC Report STE KGL-Somituri SPRL - 2020

30.3 Appendix 11-1: Quality Control Report - Adumbi Mining - 2021

30.4 Appendix 14-1: Drill Assay Results for Boreholes LADD001, LADD003, LADD004, LADD006, LADD007 and LADD008

30.5 Appendix 14-2 Drill Assay Results for Boreholes LADD009 and LADD0013

301 | Page
Loncor Resources Inc. Updated Resource Statement and Independent NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Quality Control Report

Kilogold Mines Limited Somituri SARL

On Behalf of

Mwanza Geochemical Laboratory

For 1 January 2017
to 31 December 2017

Distribution:

HOWARD FALL
Siegmond Laryea — Laboratory Manager - Mwanza Geochem

Kilogold Mines Limited Somituri SARL

Turnaround Time

Turnaround Performance

Samples completed from 01-01-2017 to 31-12-2017

900
800
700
600
500
400
300
200
100
0
Samples
3
4
5
6
7
8
9
10
11
12
14
15
18
21
22
23
25
27
Days

Fastest Turnaround =	**2.8 Days**	**Slowest Turnaround =**	**26.2 Days**
Average Turnaround =	**10.4 Days**	**Total Reported =**	**4297 Samples**

Sample Submissions

Samples received from 01-01-2017 to 31-12-2017

700
600
500
400
300
200
100
0
No. Samples
1
11
21
31
41
51
61
71
81
91
101
111
121
131
141
151
161
171
181
191
201
211
221
231
241
251
261
271
281
291
301
311
321
331
341
351
361
Day

Total Received = **3842 Samples**

Kilogold Mines Limited Somituri SARL

Standards

Standard AMIS0209 AU (PPM) Scheme Code FAA505

Performance Chart for Standard AMIS0209

Samples completed from 01-01-2017 to 31-12-2017

0.13
0.12
0.11
0.1
0.09
0.08
0.07
0.06
0.05
Results
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard AMIS0209 - All Points

Samples completed from 01-01-2017 to 31-12-2017

6
5
4
3
2
1
0
Number
0.066 0.072 0.077 0.083 0.089 0.094 0.100 0.106 0.111 0.117 0.123
Value

-2 Standard Deviation ▪	0.067	+2 Standard Deviation ▪	0.113
-3 Standard Deviation ▪	0.056	+3 Standard Deviation ▪	0.124
% within 2 Standard Deviations ▪	82.35%	(Expect 95.4%)	
% within 3 Standard Deviations ▪	100.00%	(Expect 99.7%)	

Expected Mean ▪	0.090	Bias ▪	11.68%
Laboratory Mean ▪	0.101	Avg Z Score ▪	0.927
Number of Values ▪	17	Bias Level ▪	Marginal
Expected Std. Dev. ▪	0.011		
Laboratory Std. Dev. ▪	0.013	RSD ▪	13.96%
		Avg Abs Z ▪	1.178

Kilogold Mines Limited Somituri SARL

Standards

Standard AMIS0274 AU (PPM) Scheme Code FAA505

Performance Chart for Standard AMIS0274

Samples completed from 01-01-2017 to 31-12-2017

3.7
3.6
3.5
3.4
3.3
3.2
3.1
3
2.9
Results
1
2
3
4
5
6
7
8
9
10
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard AMIS0274 - All Points

Samples completed from 01-01-2017 to 31-12-2017

2.5
2
1.5
1
0.5
0
Number
3.216
3.247
3.277
3.308
3.338
3.369
3.399
3.430
3.460
3.491
3.521
Value

-2 Standard Deviation ■	3.073	+2 Standard Deviation ■	3.547
-3 Standard Deviation ■	2.954	+3 Standard Deviation ■	3.666
% within 2 Standard Deviations ■	100.00%	(Expect 95.4%)	
% within 3 Standard Deviations ■	100.00%	(Expect 99.7%)	

Expected Mean ■	3.310	Bias ■	2.39%
Laboratory Mean ■	3.389	Avg Z Score ■	0.668
Number of Values ■	10	Bias Level ■	Acceptable
Expected Std. Dev. ■	0.119		
Laboratory Std. Dev. ■	0.098	RSD ■	2.97%
		Avg Abs Z ■	0.879

Kilogold Mines Limited Somituri SARL

Standards

Standard AMIS0314 AU (PPM) Scheme Code FAA505

Performance Chart for Standard AMIS0314

Samples completed from 01-01-2017 to 31-12-2017

2.9
2.8
2.7
2.6
2.5
2.4
2.3
2.2
Results
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard AMIS0314 - All Points

Samples completed from 01-01-2017 to 31-12-2017

7
6
5
4
3
2
1
0
Number
2.364 2.398 2.432 2.467 2.501 2.535 2.569 2.603 2.638 2.672 2.706
Value

-2 Standard Deviation ▪	2.345	+2 Standard Deviation ▪	2.715
-3 Standard Deviation ▪	2.252	+3 Standard Deviation ▪	2.808
% within 2 Standard Deviations ▪	100.00%	(Expect 95.4%)	
% within 3 Standard Deviations ▪	100.00%	(Expect 99.7%)	

Expected Mean ▪	2.530	Bias ▪	-0.86%
Laboratory Mean ▪	2.508	Avg Z Score ▪	-0.234
Number of Values ▪	20	Bias Level ▪	Good
Expected Std. Dev. ▪	0.093		
Laboratory Std. Dev. ▪	0.093	RSD ▪	3.66%
		Avg Abs Z ▪	0.771

Kilogold Mines Limited Somituri SARL

Standards

Standard AMIS0429 AU (PPM) Scheme Code FAA505

Performance Chart for Standard AMIS0429

Samples completed from 01-01-2017 to 31-12-2017

26
25
24
23
22
21
20
Results
1
2
3
4
5
6
7
8
9
10
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard AMIS0429 - All Points

Samples completed from 01-01-2017 to 31-12-2017

3.5
3
2.5
2
1.5
1
0.5
0
Number
21.346
21.644
21.942
22.240
22.538
22.836
23.133
23.431
23.729
24.027
24.325
Value

-2 Standard Deviation ▪	21.385	+2 Standard Deviation ▪	24.475
-3 Standard Deviation ▪	20.612	+3 Standard Deviation ▪	25.248
% within 2 Standard Deviations ▪	90.00%	(Expect 95.4%)	
% within 3 Standard Deviations ▪	100.00%	(Expect 99.7%)	

Expected Mean ▪	22.930	Bias ▪	-0.25%
Laboratory Mean ▪	22.874	Avg Z Score ▪	-0.073
Number of Values ▪	10	Bias Level ▪	Excellent
Expected Std. Dev. ▪	0.773		
Laboratory Std. Dev. ▪	1.048	RSD ▪	4.57%
		Avg Abs Z ▪	1.152

Kilogold Mines Limited Somituri SARL

Standards

Standard AMIS0442 AU (PPM) Scheme Code FAA505

Performance Chart for Standard AMIS0442

Samples completed from 01-01-2017 to 31-12-2017

0.4
0.38
0.36
0.34
0.32
0.3
0.28
0.26
0.24
0.22
0.2
Results
1 2 3 4 5 6 7 8 9 10 11 12 13 14
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard AMIS0442 - All Points

Samples completed from 01-01-2017 to 31-12-2017

3.5
3
2.5
2
1.5
1
0.5
0
Number
0.310 0.316 0.322 0.328 0.334 0.340 0.346 0.353 0.359 0.365 0.371
Value

-2 Standard Deviation ▪	0.289	+2 Standard Deviation ▪	0.365
-3 Standard Deviation ▪	0.269	+3 Standard Deviation ▪	0.385
% within 2 Standard Deviations ▪	92.86%	(Expect 95.4%)	
% within 3 Standard Deviations ▪	100.00%	(Expect 99.7%)	

Expected Mean ▪	0.327	Bias ▪	3.12%
Laboratory Mean ▪	0.337	Avg Z Score ▪	0.531
Number of Values ▪	14	Bias Level ▪	Acceptable
Expected Std. Dev. ▪	0.019		
Laboratory Std. Dev. ▪	0.017	RSD ▪	5.07%
		Avg Abs Z ▪	0.788

Kilogold Mines Limited Somituri SARL

Standards

Standard AMIS0448 AU (PPM) Scheme Code FAA505

Performance Chart for Standard AMIS0448

Samples completed from 01-01-2017 to 31-12-2017

1.5
1.45
1.4
1.35
1.3
1.25
1.2
1.15
1.1
Results
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard AMIS0448 - All Points

Samples completed from 01-01-2017 to 31-12-2017

7
6
5
4
3
2
1
0
Number
1.189 1.209 1.228 1.247 1.266 1.286 1.305 1.324 1.343 1.362 1.382
Value

-2 Standard Deviation ▪	1.206	+2 Standard Deviation ▪	1.414
-3 Standard Deviation ▪	1.154	+3 Standard Deviation ▪	1.466
% within 2 Standard Deviations ▪	96.43%	(Expect 95.4%)	
% within 3 Standard Deviations ▪	100.00%	(Expect 99.7%)	

Expected Mean ▪	1.310	Bias ▪	-0.96%
Laboratory Mean ▪	1.297	Avg Z Score ▪	-0.242
Number of Values ▪	28	Bias Level ▪	Good
Expected Std. Dev. ▪	0.052		
Laboratory Std. Dev. ▪	0.047	RSD ▪	3.60%
		Avg Abs Z ▪	0.757

Kilogold Mines Limited Somituri SARL

Standards

Standard AMIS0497 AU (PPM) Scheme Code FAA505

Performance Chart for Standard AMIS0497

Samples completed from 01-01-2017 to 31-12-2017

13
12.5
12
11.5
11
10.5
10
9.5
9
Results
1
2
3
4
5
6
7
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard AMIS0497 - All Points

Samples completed from 01-01-2017 to 31-12-2017

2.5
2
1.5
1
0.5
0
Number
10.923
10.966
11.009
11.052
11.095
11.138
11.181
11.224
11.267
11.310
11.353
Value

-2 Standard Deviation ▪	10.185		+2 Standard Deviation ▪	11.675
-3 Standard Deviation ▪	9.812		+3 Standard Deviation ▪	12.048
% within 2 Standard Deviations ▪		100.00%	(Expect 95.4%)	
% within 3 Standard Deviations ▪		100.00%	(Expect 99.7%)	

Expected Mean ▪	10.930	Bias ▪	2.03%
Laboratory Mean ▪	11.152	Avg Z Score ▪	0.596
Number of Values ▪	7	Bias Level ▪	Acceptable
Expected Std. Dev. ▪	0.373		
Laboratory Std. Dev. ▪	0.161	RSD ▪	1.47%
		Avg Abs Z ▪	0.601

Kilogold Mines Limited Somituri SARL

Standards

Standard AUOC-1 AU (PPM) Scheme Code FAA505

Performance Chart for Standard AUOC-1
Samples completed from 01-01-2017 to 31-12-2017
8
7.8
7.6
7.4
7.2
7
6.8
6.6
6.4
6.2
6
Results
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard AUOC-1 - All Points
Samples completed from 01-01-2017 to 31-12-2017
7
6
5
4
3
2
1
0
Number
6.368 6.469 6.570 6.671 6.773 6.874 6.975 7.076 7.177 7.278 7.379
Value

-2 Standard Deviation ■	6.385	+2 Standard Deviation ■	7.333
-3 Standard Deviation ■	6.148	+3 Standard Deviation ■	7.570
% within 2 Standard Deviations ■	92.86%	(Expect 95.4%)	
% within 3 Standard Deviations ■	100.00%	(Expect 99.7%)	

Expected Mean ■	6.859	Bias ■	0.45%
Laboratory Mean ■	6.890	Avg Z Score ■	0.130
Number of Values ■	28	Bias Level ■	Excellent
Expected Std. Dev. ■	0.237		
Laboratory Std. Dev. ■	0.262	RSD ■	3.83%
		Avg Abs Z ■	0.894

Kilogold Mines Limited Somituri SARL

Standards

Standard AUOL-5 AU (PPM) Scheme Code FAA505

Performance Chart for Standard AUOL-5

Samples completed from 01-01-2017 to 31-12-2017

5.2
5
4.8
4.6
4.4
4.2
Results
1
2
3
4
5
6
7
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard AUOL-5 - All Points

Samples completed from 01-01-2017 to 31-12-2017

2.5
2
1.5
1
0.5
0
Number
4.753
4.778
4.802
4.826
4.850
4.875
4.899
4.923
4.947
4.972
4.996
Value

-2 Standard Deviation ▪	4.395	+2 Standard Deviation ▪	5.059
-3 Standard Deviation ▪	4.229	+3 Standard Deviation ▪	5.225
% within 2 Standard Deviations ▪	100.00%	(Expect 95.4%)	
% within 3 Standard Deviations ▪	100.00%	(Expect 99.7%)	

Expected Mean ▪	4.727	Bias ▪	3.44%
Laboratory Mean ▪	4.890	Avg Z Score ▪	0.981
Number of Values ▪	7	Bias Level ▪	Marginal
Expected Std. Dev. ▪	0.166		
Laboratory Std. Dev. ▪	0.075	RSD ▪	1.59%
		Avg Abs Z ▪	0.981

Kilogold Mines Limited Somituri SARL

Standards

Standard AUOL_6 AU (PPM) Scheme Code FAA505

Performance Chart for Standard AUOL_6

Samples completed from 01-01-2017 to 31-12-2017

6
5.8
5.6
5.4
5.2
5
4.8
4.6
4.4
4.2
4
Results
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard AUOL_6 - All Points

Samples completed from 01-01-2017 to 31-12-2017

4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
Number
4.862
4.939
5.016
5.093
5.171
5.248
5.325
5.403
5.480
5.557
5.635
Value

-2 Standard Deviation ▪	4.749	+2 Standard Deviation ▪	5.463
-3 Standard Deviation ▪	4.571	+3 Standard Deviation ▪	5.642
% within 2 Standard Deviations ▪	90.00%	(Expect 95.4%)	
% within 3 Standard Deviations ▪	100.00%	(Expect 99.7%)	

Expected Mean ▪	5.106	Bias ▪	3.15%
Laboratory Mean ▪	5.267	Avg Z Score ▪	0.902
Number of Values ▪	20	Bias Level ▪	Marginal
Expected Std. Dev. ▪	0.179		
Laboratory Std. Dev. ▪	0.180	RSD ▪	3.52%
		Avg Abs Z ▪	1.113

Kilogold Mines Limited Somituri SARL

Standards

Standard OXA59 AU (PPM) Scheme Code FAA505

Performance Chart for Standard OXA59

Samples completed from 01-01-2017 to 31-12-2017

0.12
0.11
0.1
0.09
0.08
0.07
0.06
0.05
0.04
Results
1
2
3
4
5
6
7
8
9
10
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard OXA59 - All Points

Samples completed from 01-01-2017 to 31-12-2017

3.5
3
2.5
2
1.5
1
0.5
0
Number
0.076
0.078
0.081
0.084
0.086
0.089
0.091
0.094
0.097
0.099
0.102
Value

-2 Standard Deviation ▪	0.060		+2 Standard Deviation ▪	0.104
-3 Standard Deviation ▪	0.049		+3 Standard Deviation ▪	0.115
% within 2 Standard Deviations ▪		100.00%	(Expect 95.4%)	
% within 3 Standard Deviations ▪		100.00%	(Expect 99.7%)	

Expected Mean ▪	0.082	Bias ▪	10.89%
Laboratory Mean ▪	0.091	Avg Z Score ▪	0.805
Number of Values ▪	10	Bias Level ▪	Marginal
Expected Std. Dev. ▪	0.011		
Laboratory Std. Dev. ▪	0.009	RSD ▪	11.01%
		Avg Abs Z ▪	0.990

Kilogold Mines Limited Somituri SARL

Standards

Standard OXE126 AU (PPM) Scheme Code FAA505

Performance Chart for Standard OXE126
Samples completed from 01-01-2017 to 31-12-2017
0.8
0.75
0.7
0.65
0.6
0.55
0.5
Results
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard OXE126 - All Points
Samples completed from 01-01-2017 to 31-12-2017
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
Number
0.569
0.579
0.589
0.600
0.610
0.620
0.630
0.640
0.650
0.660
0.670
Value

-2 Standard Deviation ▪	0.565		+2 Standard Deviation ▪	0.681
-3 Standard Deviation ▪	0.536		+3 Standard Deviation ▪	0.710
% within 2 Standard Deviations ▪		100.00%	(Expect 95.4%)	
% within 3 Standard Deviations ▪		100.00%	(Expect 99.7%)	

Expected Mean ▪	0.623	Bias ▪	0.99%
Laboratory Mean ▪	0.629	Avg Z Score ▪	0.213
Number of Values ▪	18	Bias Level ▪	Good
Expected Std. Dev. ▪	0.029		
Laboratory Std. Dev. ▪	0.030	RSD ▪	4.74%
		Avg Abs Z ▪	0.848

Kilogold Mines Limited Somituri SARL

Standards

Standard OXN117 AU (PPM) Scheme Code FAA505

Performance Chart for Standard OXN117

Samples completed from 01-01-2017 to 31-12-2017

9
8.5
8
7.5
7
6.5
6
Results
1 2 3 4 5 6 7 8 9 10 11 12 13
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard OXN117 - All Points

Samples completed from 01-01-2017 to 31-12-2017

3.5
3
2.5
2
1.5
1
0.5
0
Number
7.700 7.747 7.794 7.841 7.888 7.935 7.981 8.028 8.075 8.122 8.169
Value

-2 Standard Deviation ▪	7.150		+2 Standard Deviation ▪	8.208
-3 Standard Deviation ▪	6.886		+3 Standard Deviation ▪	8.472
% within 2 Standard Deviations ▪		100.00%	(Expect 95.4%)	
% within 3 Standard Deviations ▪		100.00%	(Expect 99.7%)	
Expected Mean ▪	7.679		Bias ▪	2.89%
Laboratory Mean ▪	7.901		Avg Z Score ▪	0.839
Number of Values ▪	13		Bias Level ▪	Marginal
Expected Std. Dev. ▪	0.264			
Laboratory Std. Dev. ▪	0.148		RSD ▪	1.93%
			Avg Abs Z ▪	0.839

Kilogold Mines Limited Somituri SARL

Blank

Blank AU (PPM) Scheme code FAA505

Blank Performance
0.04
0.03
0.02
0.01
0
-0.01
-0.02
-0.03
-0.04
Results
1 3 5 7 9 11131517192123252729313335373941434547495153555759616365676971737577798183858789
Blanks per Batch (Chronological)

Detection Limit: **0.01**

Samples completed from 01-01-2017 to 31-12-2017

Kilogold Mines Limited Somituri SARL

Repeatability

Repeatability AU Scheme code FAA505

Log-Log Charts

Samples completed from 01-01-2017 to 31-12-2017

Duplicates (Second Splits)

100
10
1
0.01
0.1
1
10
100
0.1
0.01
Log Scale

Number of Duplicates =	76
Correlation Coeff =	0.999834
AMPD (>=50*Detection Limit) =	0.008372

Replicates (Repeats)

100
10
1
0.01
0.1
1
10
100
0.1
0.01
Log Scale

Number of Replicates =	130
Correlation Coeff =	0.99958
AMPD (>=50*Detection Limit) =	0.012618

Kilogold Mines Limited Somituri SARL

Repeatability

Precision Charts

Duplicates (Second Splits)

Duplicate Value
Sample Value
0
1
2
3
4
5
6
7
8
9

Replicates (Repeats)

Replicate Value
Sample Value
0
2
4
6
8
10
12
14
16
18
20

Dotted lines are +/- 10 from equality

Kilogold Mines Limited Somituri SARL

Repeatability

Precision Charts - % Diff vs Mean

Duplicates (Second Splits)

250
200
150
100
50
0
Relative Difference (%)
0.01
0.1
1
10
Mean

Replicates (Repeats)

300
250
200
150
100
50
0
Relative Difference (%)
0.01
0.1
1
10
100
Mean

Kilogold Mines Limited Somituri SARL

Repeatability

Repeatability AU Scheme code FAA505

Thompson - Howarth Charts

Replicates (Repeats)

1.8
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
Absolute Difference
0
2
4
6
8
10
12
14
16
18
Mean

Replicates (Repeats) Low Range

0.12
0.1
0.08
0.06
0.04
0.02
0
Absolute Difference
0
0.2
0.4
0.6
0.8
1
1.2
Mean

Kilogold Mines Limited Somituri SARL

Repeatability

Repeatability AU Scheme code FAA505

Thompson - Howarth Charts

Duplicates (Second Splits)

0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
Absolute Difference
0
1
2
3
4
5
6
7
8
Mean

Duplicates (Second Splits) Low Range

0.12
0.1
0.08
0.06
0.04
0.02
0
Absolute Difference
0
0.2
0.4
0.6
0.8
1
1.2
Mean

Quality Control Report

STE KGL-SOMITURI SPRL

On Behalf of

Mwanza Geochemical Laboratory

For 1 December 2020
to 22 December 2020

Distribution:

FABRICE MATHEYS
Siegmond Laryea Laboratory Manager - Mwanza Geochem

Mwanza Geochemical Laboratory 12/22/2020 Page 1

STE KGL-SOMITURI SPRL

Turnaround Time

Turnaround Performance

Samples completed from 01-12-2020 to 22-12-2020

600
500
400
300
200
100
0
Samples
4
6
9
10
17
Days

Fastest Turnaround =	**3.2 Days**	**Slowest Turnaround =**	**17.0 Days**
Average Turnaround =	**8.7 Days**	**Total Reported =**	**1517 Samples**

Sample Submissions

Samples received from 01-12-2020 to 22-12-2020

1400
1200
1000
800
600
400
200
0
No. Samples
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22
Day

Total Received = **1157 Samples**

Mwanza Geochemical Laboratory 12/22/2020 Page 2

STE KGL-SOMITURI SPRL

Standards

Standard AMIS0441 AU (PPM) Scheme Code FAA505

Performance Chart for Standard AMIS0441

Samples completed from 01-12-2020 to 22-12-2020

2.8
2.7
2.6
2.5
2.4
2.3
2.2
2.1
Results
1
2
3
4
5
6
7
8
9
10
11
12
13
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard AMIS0441 - All Points

Samples completed from 01-12-2020 to 22-12-2020

4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
Number
2.269
2.305
2.341
2.377
2.413
2.449
2.485
2.521
2.557
2.593
2.629
Value

-2 Standard Deviation =	2.261		+2 Standard Deviation =	2.619
-3 Standard Deviation =	2.171		+3 Standard Deviation =	2.709
% within 2 Standard Deviations =		84.62%	(Expect 95.4%)	
% within 3 Standard Deviations =		100.00%	(Expect 99.7%)	

Expected Mean =	2.440	Bias =	1.09%
Laboratory Mean =	2.467	Avg Z Score =	0.298
Number of Values =	13	Bias Level =	Good
Expected Std. Dev. =	0.090		
Laboratory Std. Dev. =	0.106	RSD =	4.35%
		Avg Abs Z =	0.977

Mwanza Geochemical Laboratory 12/22/2020 Page 3

STE KGL-SOMITURI SPRL

Standards

Standard AMIS0604 AU (PPM) Scheme Code FAA505

Performance Chart for Standard AMIS0604

Samples completed from 01-12-2020 to 22-12-2020

0.6
0.55
0.5
0.45
0.4
Results
1
2
3
4
5
6
7
8
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard AMIS0604 - All Points

Samples completed from 01-12-2020 to 22-12-2020

3.5
3
2.5
2
1.5
1
0.5
0
Number
0.485
0.492
0.499
0.506
0.513
0.521
0.528
0.535
0.542
0.549
0.556
Value

-2 Standard Deviation =	0.458		+2 Standard Deviation =	0.560
-3 Standard Deviation =	0.433		+3 Standard Deviation =	0.585
% within 2 Standard Deviations =		100.00%	(Expect 95.4%)	
% within 3 Standard Deviations =		100.00%	(Expect 99.7%)	

Expected Mean =	0.509	Bias =	2.86%
Laboratory Mean =	0.524	Avg Z Score =	0.575
Number of Values =	8	Bias Level =	Acceptable
Expected Std. Dev. =	0.025		
Laboratory Std. Dev. =	0.028	RSD =	5.58%
		Avg Abs Z =	1.081

Mwanza Geochemical Laboratory 12/22/2020 Page 4

STE KGL-SOMITURI SPRL

Standards

Standard AMIS0615 AU (PPM) Scheme Code FAA505

Performance Chart for Standard AMIS0615

Samples completed from 01-12-2020 to 22-12-2020

1.2
1.15
1.1
1.05
1
0.95
0.9
Results
1
2
3
4
5
6
7
8
9
10
11
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard AMIS0615 - All Points

Samples completed from 01-12-2020 to 22-12-2020

2.5
2
1.5
1
0.5
0
Number
0.967
0.987
1.006
1.026
1.046
1.066
1.086
1.105
1.125
1.145
1.165
Value

-2 Standard Deviation =	0.980		+2 Standard Deviation =	1.156
-3 Standard Deviation =	0.936		+3 Standard Deviation =	1.200
% within 2 Standard Deviations =		81.82%	(Expect 95.4%)	
% within 3 Standard Deviations =		100.00%	(Expect 99.7%)	

Expected Mean =	1.068	Bias =	-0.40%
Laboratory Mean =	1.064	Avg Z Score =	-0.097
Number of Values =	11	Bias Level =	Excellent
Expected Std. Dev. =	0.044		
Laboratory Std. Dev. =	0.066	RSD =	6.13%
		Avg Abs Z =	1.198

Mwanza Geochemical Laboratory 12/22/2020 Page 5

STE KGL-SOMITURI SPRL

Blank

Blank AU (PPM) Scheme code FAA505

Blank Performance
0.04
0.03
0.02
0.01
0
-0.01
-0.02
-0.03
-0.04
Results
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
Blanks per Batch (Chronological)

Detection Limit: **0.01**

Samples completed from 01-12-2020 to 22-12-2020

Mwanza Geochemical Laboratory 12/22/2020 Page 6

STE KGL-SOMITURI SPRL

Repeatability

Repeatability AU Scheme code FAA505

Log-Log Charts

Samples completed from 01-12-2020 to 22-12-2020

Graph Not Displayed
Insufficient Data

Replicates (Repeats)

100
10
1
0.1
0.01
0.01
0.1
1
10
100
Log Scale

Number of Replicates = 31
Correlation Coeff = 0.999963
AMPD (>=50*Detection Limit) = 0.018153

Mwanza Geochemical Laboratory 12/22/2020 Page 7

Quality Control Report

ADUMBI MINING SA

On Behalf of

Mwanza Geochemical Laboratory

For 1 January 2021
to 31 May 2021

Distribution:

FABRICE MATHEYS

Mwanza Geochemical Laboratory 02/06/2021 Page 1

Siegmond Laryea	Laboratory Manager - Mwanza Geochem

Mwanza Geochemical Laboratory 02/06/2021 Page 1

ADUMBI MINING SA

Turnaround Time

Turnaround Performance

Samples completed from 01-01-2021 to 31-05-2021

700
600
500
400
300
200
100
0
Samples
6
7
8
11
12
13
14
15
18
19
21
22
24
25
Days

Fastest Turnaround =	**5.2 Days**	**Slowest Turnaround =**	**24.3 Days**
Average Turnaround =	**12.1 Days**	**Total Reported =**	**2849 Samples**

Sample Submissions

Samples received from 01-01-2021 to 31-05-2021

700
600
500
400
300
200
100
0
No. Samples
1
5
9
13
17
21
25
29
33
37
41
45
49
53
57
61
65
69
73
77
81
85
89
93
97
101
105
109
113
117
121
125
129
133
137
141
145
149
Day

Total Received = **2051 Samples**

Mwanza Geochemical Laboratory 02/06/2021 Page 2

ADUMBI MINING SA

Standards

Standard AMIS0430 AU (PPM) Scheme Code FAA505

Performance Chart for Standard AMIS0430

Samples completed from 01-01-2021 to 31-05-2021

3.1
3
2.9
2.8
2.7
2.6
2.5
2.4
2.3
Results
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard AMIS0430 - All Points

Samples completed from 01-01-2021 to 31-05-2021

3.5
3
2.5
2
1.5
1
0.5
0
Number
2.457 2.516 2.575 2.634 2.693 2.752 2.811 2.870 2.929 2.988 3.047
Value

-2 Standard Deviation =	**2.485**	**+2 Standard Deviation =**	**2.875**
-3 Standard Deviation =	**2.387**	**+3 Standard Deviation =**	**2.973**
% within 2 Standard Deviations =	**86.67%**	(Expect 95.4%)	
% within 3 Standard Deviations =	**93.33%**	(Expect 99.7%)	

Expected Mean =	**2.680**	**Bias =**	**0.41%**
Laboratory Mean =	**2.691**	**Avg Z Score =**	**0.114**
Number of Values =	**15**	**Bias Level =**	**Excellent**
Expected Std. Dev. =	**0.098**		
Laboratory Std. Dev. =	**0.156**	**RSD =**	**5.83%**
		Avg Abs Z =	**1.261**

Mwanza Geochemical Laboratory 02/06/2021 Page 3

ADUMBI MINING SA

Standards

Standard AMIS0441 AU (PPM) Scheme Code FAA505

Performance Chart for Standard AMIS0441

Samples completed from 01-01-2021 to 31-05-2021

2.8
2.7
2.6
2.5
2.4
2.3
2.2
2.1
Results
1
2
3
4
5
6
7
8
9
10
11
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard AMIS0441 - All Points

Samples completed from 01-01-2021 to 31-05-2021

3.5
3
2.5
2
1.5
1
0.5
0
Number
2.292
2.308
2.324
2.340
2.356
2.372
2.388
2.404
2.420
2.436
2.452
Value

-2 Standard Deviation =	2.261		+2 Standard Deviation =	2.619
-3 Standard Deviation =	2.171		+3 Standard Deviation =	2.709
% within 2 Standard Deviations =		100.00%	(Expect 95.4%)	
% within 3 Standard Deviations =		100.00%	(Expect 99.7%)	

Expected Mean =	2.440	Bias =	-3.65%
Laboratory Mean =	2.351	Avg Z Score =	-0.994
Number of Values =	11	Bias Level =	Marginal
Expected Std. Dev. =	0.090		
Laboratory Std. Dev. =	0.054	RSD =	2.21%
		Avg Abs Z =	1.018

Mwanza Geochemical Laboratory 02/06/2021 Page 4

ADUMBI MINING SA

Standards

Standard AMIS0559 AU (PPM) Scheme Code FAA505

Performance Chart for Standard AMIS0559
Samples completed from 01-01-2021 to 31-05-2021
14
13.5
13
12.5
12
11.5
11
10.5
10
Results
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard AMIS0559 - All Points
Samples completed from 01-01-2021 to 31-05-2021
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
Number
11.748
11.839
11.930
12.021
12.112
12.203
12.294
12.385
12.477
12.568
12.659
Value

-2 Standard Deviation =	11.193		+2 Standard Deviation =	12.827
-3 Standard Deviation =	10.784		+3 Standard Deviation =	13.236
% within 2 Standard Deviations =		100.00%	(Expect 95.4%)	
% within 3 Standard Deviations =		100.00%	(Expect 99.7%)	

Expected Mean =	12.010	Bias =	1.49%
Laboratory Mean =	12.189	Avg Z Score =	0.438
Number of Values =	16	Bias Level =	Acceptable
Expected Std. Dev. =	0.409		
Laboratory Std. Dev. =	0.288	RSD =	2.40%
		Avg Abs Z =	0.654

Mwanza Geochemical Laboratory 02/06/2021 Page 5

ADUMBI MINING SA

Standards

Standard AMIS0604 AU (PPM) Scheme Code FAA505

Performance Chart for Standard AMIS0604
Samples completed from 01-01-2021 to 31-05-2021
0.6
0.55
0.5
0.45
0.4
Results
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard AMIS0604 - All Points
Samples completed from 01-01-2021 to 31-05-2021
9
8
7
6
5
4
3
2
1
0
Number
0.488 0.497 0.506 0.515 0.524 0.534 0.543 0.552 0.561 0.571 0.580
Value

-2 Standard Deviation =	0.458	+2 Standard Deviation =	0.560
-3 Standard Deviation =	0.433	+3 Standard Deviation =	0.585
% within 2 Standard Deviations =	93.33%	(Expect 95.4%)	
% within 3 Standard Deviations =	100.00%	(Expect 99.7%)	

Expected Mean =	0.509	Bias =	3.53%
Laboratory Mean =	0.527	Avg Z Score =	0.711
Number of Values =	30	Bias Level =	Acceptable
Expected Std. Dev. =	0.025		
Laboratory Std. Dev. =	0.023	RSD =	4.52%
		Avg Abs Z =	0.929

Mwanza Geochemical Laboratory 02/06/2021 Page 6

ADUMBI MINING SA

Standards

Standard AMIS0615 AU (PPM) Scheme Code FAA505

Performance Chart for Standard AMIS0615

Samples completed from 01-01-2021 to 31-05-2021

1.2
1.15
1.1
1.05
1
0.95
0.9
Results
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard AMIS0615 - All Points

Samples completed from 01-01-2021 to 31-05-2021

7
6
5
4
3
2
1
0
Number
0.994 1.015 1.035 1.055 1.075 1.095 1.115 1.136 1.156 1.176 1.196
Value

-2 Standard Deviation =	0.980		+2 Standard Deviation =	1.156
-3 Standard Deviation =	0.936		+3 Standard Deviation =	1.200
% within 2 Standard Deviations =		89.29%	(Expect 95.4%)	
% within 3 Standard Deviations =		100.00%	(Expect 99.7%)	

Expected Mean =	1.068	Bias =	1.20%
Laboratory Mean =	1.081	Avg Z Score =	0.293
Number of Values =	28	Bias Level =	Good
Expected Std. Dev. =	0.044		
Laboratory Std. Dev. =	0.052	RSD =	4.86%
		Avg Abs Z =	0.972

Mwanza Geochemical Laboratory 02/06/2021 Page 7

ADUMBI MINING SA

Standards

Standard AMIS0640 AU (PPM) Scheme Code FAA505

Performance Chart for Standard AMIS0640

Samples completed from 01-01-2021 to 31-05-2021

0.26
0.24
0.22
0.2
0.18
0.16
Results
1 2 3 4 5 6 7 8 9 10 11 12 13
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard AMIS0640 - All Points

Samples completed from 01-01-2021 to 31-05-2021

3.5
3
2.5
2
1.5
1
0.5
0
Number
0.194 0.200 0.206 0.212 0.218 0.224 0.229 0.235 0.241 0.247 0.253
Value

-2 Standard Deviation =	0.185	+2 Standard Deviation =	0.247
-3 Standard Deviation =	0.169	+3 Standard Deviation =	0.263
% within 2 Standard Deviations =	84.62%	(Expect 95.4%)	
% within 3 Standard Deviations =	100.00%	(Expect 99.7%)	

Expected Mean =	0.216	Bias =	5.20%
Laboratory Mean =	0.227	Avg Z Score =	0.723
Number of Values =	13	Bias Level =	Acceptable
Expected Std. Dev. =	0.016		
Laboratory Std. Dev. =	0.017	RSD =	7.85%
		Avg Abs Z =	1.101

Mwanza Geochemical Laboratory 02/06/2021 Page 8

ADUMBI MINING SA

Standards

Standard AMIS0722 AU (PPM) Scheme Code FAA505

Performance Chart for Standard AMIS0722

Samples completed from 01-01-2021 to 31-05-2021

Results
9
8.5
8
7.5
7
6.5
6
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard AMIS0722 - All Points

Samples completed from 01-01-2021 to 31-05-2021

Number
7
6
5
4
3
2
1
0
6.576 6.687 6.797 6.908 7.018 7.129 7.240 7.350 7.461 7.571 7.682
Value

-2 Standard Deviation =	6.797	+2 Standard Deviation =	7.803
-3 Standard Deviation =	6.545	+3 Standard Deviation =	8.055
% within 2 Standard Deviations =	92.00%	(Expect 95.4%)	
% within 3 Standard Deviations =	100.00%	(Expect 99.7%)	

Expected Mean =	7.300	Bias =	-1.78%
Laboratory Mean =	7.170	Avg Z Score =	-0.517
Number of Values =	25	Bias Level =	Acceptable
Expected Std. Dev. =	0.252		
Laboratory Std. Dev. =	0.262	RSD =	3.59%
		Avg Abs Z =	0.908

Mwanza Geochemical Laboratory 02/06/2021 Page 9

ADUMBI MINING SA

Standards

Standard OXJ161 AU (PPM) Scheme Code FAA505

Performance Chart for Standard OXJ161

Samples completed from 01-01-2021 to 31-05-2021

2.8
2.7
2.6
2.5
2.4
2.3
2.2
Results
1
2
3
4
5
6
7
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard OXJ161 - All Points

Samples completed from 01-01-2021 to 31-05-2021

2.5
2
1.5
1
0.5
0
Number
2.280
2.307
2.333
2.359
2.385
2.411
2.437
2.464
2.490
2.516
2.542
Value

-2 Standard Deviation =	2.318		+2 Standard Deviation =	2.684
-3 Standard Deviation =	2.226		+3 Standard Deviation =	2.776
% within 2 Standard Deviations =		71.43%	(Expect 95.4%)	
% within 3 Standard Deviations =		100.00%	(Expect 99.7%)	

Expected Mean =	2.501	Bias =	-3.17%
Laboratory Mean =	2.422	Avg Z Score =	-0.865
Number of Values =	7	Bias Level =	Marginal
Expected Std. Dev. =	0.092		
Laboratory Std. Dev. =	0.103	RSD =	4.13%
		Avg Abs Z =	1.045

Mwanza Geochemical Laboratory 02/06/2021 Page 10

ADUMBI MINING SA

Blank

Blank AU (PPM) Scheme code FAA505

Blank Performance

0.04
0.03
0.02
0.01
0
-0.01
-0.02
-0.03
-0.04
Results
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59 61
Blanks per Batch (Chronological)

Detection Limit: **0.01**

Samples completed from 01-01-2021 to 31-05-2021

Mwanza Geochemical Laboratory 02/06/2021 Page 11

ADUMBI MINING SA

Repeatability

Repeatability AU Scheme code FAA505

Log-Log Charts

Samples completed from 01-01-2021 to 31-05-2021

Graph Not Displayed
Insufficient Data

Replicates (Repeats)

100
10
1
0.1
0.01
0.01
0.1
1
10
100
Log Scale

Number of Replicates = 66

Correlation Coeff = 0.999789

AMPD (>=50*Detection Limit) = 0.01898

Mwanza Geochemical Laboratory 02/06/2021 Page 12

ADUMBI MINING SA

Repeatability

Precision Charts

Duplicates (Second Splits)

Graph Not Displayed
Insufficient Data

Replicates (Repeats)

Replicate Value
Sample Value
0
5
10
15
20
25
30
35

Dotted lines are +/- 10 from equality

Mwanza Geochemical Laboratory 02/06/2021 Page 13

ADUMBI MINING SA

Repeatability

Precision Charts - % Diff vs Mean

Duplicates (Second Splits)

Graph Not Displayed
Insufficient Data

Replicates (Repeats)

300
250
200
150
100
50
0
Relative Difference (%)
0.01
0.1
1
10
100
Mean

Mwanza Geochemical Laboratory 02/06/2021 Page 14

ADUMBI MINING SA

Repeatability

Repeatability AU Scheme code FAA505

Thompson - Howarth Charts

Replicates (Repeats)

3.5
3
2.5
2
1.5
1
0.5
0
0
5
10
15
20
25
30
35
Absolute Difference
Mean

Replicates (Repeats) Low Range

0.12
0.1
0.08
0.06
0.04
0.02
0
0
0.2
0.4
0.6
0.8
1
1.2
Absolute Difference
Mean

Mwanza Geochemical Laboratory 02/06/2021 Page 15

APPENDIX 14-1

Drill Assay Results for Boreholes LADD001, LADD003, LADD004, LADD006, LADD007 and LADD008

BHID	From (m)	To (m)	Wid. Act (cm)	Au	Au1	Au2	Au3
LADD001	147.32	148.32	100	<0.01
LADD001	148.32	149.32	100	<0.01
LADD001	149.32	150.00	68	0.02
LADD001	150.00	150.98	98	0.01	0.01
LADD001	150.98	151.34	36	0.04
LADD001	151.34	152.34	100	0.02
LADD001	152.34	153.38	104	0.02
LADD001	153.38	154.14	76	0.02
LADD001	154.14	154.45	31	0.02
LADD001	154.45	155.32	87	0.02		0.02
LADD001	155.32	156.22	90	0.05		0.07
LADD001	156.22	156.60	38	<0.01
LADD001	156.60	157.35	75	0.17
LADD001	157.35	157.85	50	0.37
LADD001	157.85	158.38	53	0.62
LADD001	158.38	159.15	77	0.38
LADD001	159.15	159.65	50	0.16
LADD001	159.65	160.48	83	0.99
LADD001	160.48	161.15	67	0.07
LADD001	161.15	161.75	60	0.06
LADD001	161.75	162.22	47	0.1
LADD001	162.22	163.05	83	0.02
LADD001	163.05	163.74	69	0.02
LADD001	163.74	164.60	86	0.07
LADD001	164.60	165.28	68	0.04
LADD001	165.28	166.00	72	0.08
LADD001	166.00	166.60	60	0.84
LADD001	166.60	167.63	103	0.48
LADD001	167.63	168.65	102	0.1
LADD001	168.65	169.36	71	0.1
LADD001	169.36	170.13	77	0.33
LADD001	170.13	170.87	74	0.3
LADD001	170.87	171.35	48	0.1
LADD001	171.35	172.28	93	0.28
LADD001	172.28	173.00	72	0.18
LADD001	173.00	173.90	90	1.93
LADD001	173.90	174.90	100	0.31
LADD001	174.90	175.80	90	0.6
LADD001	175.80	176.60	80	0.03
LADD001	176.60	177.40	80	0.02
LADD001	177.40	178.11	71	0.8
LADD001	178.11	178.84	73	0.19
LADD001	178.84	179.84	100	0.03
LADD001	179.84	180.84	100	0.03
LADD001	180.84	181.84	100	<0.01
LADD001	181.84	182.84	100	0.02
LADD001	182.84	183.52	68	0.01

LADD001	183.52	184.11	59	0.02
LADD001	184.11	185.00	89	4.61
LADD001	185.00	186.00	100	0.85
LADD001	186.00	186.65	65	0.11
LADD001	186.65	187.08	43	0.02	0.01
LADD001	187.08	188.08	100	0.1
LADD001	188.08	188.76	68	0.05
LADD001	188.76	189.45	69	0.83
LADD001	189.45	190.23	78	2.21
LADD001	190.23	191.00	77	0.06
LADD001	191.00	192.00	100	0.12
LADD001	192.00	192.80	80	<0.01
LADD001	192.80	193.42	62	0.02
LADD001	193.42	194.23	81	0.04
LADD001	194.23	195.00	77	0.02
LADD001	195.00	195.80	80	0.02
LADD001	195.80	196.80	100	0.01
LADD001	196.80	197.46	66	0.02
LADD001	197.46	198.15	69	0.03
LADD001	198.15	199.00	85	0.02
LADD001	199.00	200.00	100	0.02
LADD001	200.00	201.00	100	0.05
LADD001	201.00	202.00	100	0.07
LADD001	202.00	202.58	58	0.09
LADD001	202.58	203.30	72	1.07		0.84
LADD001	203.30	203.80	50	0.15		0.09
LADD001	203.80	204.36	56	6.12		5.57
LADD001	204.36	205.00	64	0.41
LADD001	205.00	206.00	100	0.87
LADD001	206.00	207.00	100	0.78
LADD001	207.00	207.50	50	0.31
LADD001	207.50	208.50	100	2.06
LADD001	208.50	209.50	100	4.7
LADD001	209.50	210.50	100	1.34
LADD001	210.50	211.50	100	0.66	0.61
LADD001	211.50	212.00	50	1.92
LADD001	212.00	212.64	64	0.4
LADD001	212.64	213.25	61	0.49
LADD001	213.25	214.00	75	1.32
LADD001	214.00	214.80	80	0.19
LADD001	214.80	215.80	100	0.59
LADD001	215.80	216.47	67	0.82
LADD001	216.47	217.15	68	0.78
LADD001	217.15	218.00	85	0.46
LADD001	218.00	218.60	60	2.36
LADD001	218.60	218.93	33	0.3
LADD001	218.93	219.60	67	6.2
LADD001	219.60	220.20	60	10.5	9.63	9.41
LADD001	220.20	220.80	60	0.1
LADD001	220.80	221.40	60	0.18
LADD001	221.40	222.35	95	1.36
LADD001	222.35	223.35	100	2.38

LADD001	223.35	224.17	82	0.76
LADD001	224.17	225.00	83	0.06
LADD001	225.00	226.00	100	0.28
LADD001	226.00	227.00	100	0.25
LADD001	227.00	227.75	75	<0.01
LADD001	227.75	228.50	75	0.18
LADD001	228.50	229.25	75	0.23
LADD001	229.25	230.00	75	0.09
LADD001	230.00	230.63	63	0.03
LADD001	230.63	231.27	64	0.08
LADD001	231.27	231.97	70	1.88
LADD001	231.97	232.95	98	0.44
LADD001	232.95	233.95	100	0.77
LADD001	233.95	234.95	100	6.91	4.54	6.91
LADD001	234.95	235.95	100	0.08
LADD001	235.95	236.30	35	0.64
LADD001	236.30	237.17	87	1.63
LADD001	237.17	238.04	87	0.42
LADD001	238.04	238.70	66	0.07
LADD001	238.70	239.70	100	0.08
LADD001	239.70	240.70	100	0.04
LADD001	240.70	241.75	105	0.21
LADD001	241.75	242.35	60	0.06
LADD001	242.35	243.00	65	0.2
LADD001	243.00	243.70	70	0.19
LADD001	243.70	244.70	100	0.04
LADD001	244.70	245.70	100	0.03
LADD001	245.70	246.70	100	0.03
LADD001	246.70	247.70	100	0.03
LADD001	247.70	248.70	100	0.07
LADD001	248.70	249.70	100	0.02
LADD001	249.70	250.45	75	0.11
LADD001	250.45	251.27	82	0.12
LADD001	251.27	252.27	100	12.3
LADD001	252.27	253.27	100	1.45
LADD001	253.27	253.90	63	5.41
LADD001	253.90	254.90	100	0.17
LADD001	254.90	255.90	100	6.43
LADD001	255.90	256.90	100	8.27
LADD001	256.90	257.60	70	0.17
LADD001	257.60	258.60	100	10.4
LADD001	258.60	259.25	65	0.1
LADD001	259.25	260.00	75	0.63
LADD001	260.00	260.90	90	0.44
LADD001	260.90	261.90	100	0.11
LADD001	261.90	262.90	100	2
LADD001	262.90	263.64	74	0.35
LADD001	263.64	264.05	41	0.07
LADD001	264.05	265.00	95	0.61
LADD001	265.00	265.85	85	1.08
LADD001	265.85	266.65	80	1.5
LADD001	266.65	267.40	75	0.18

LADD001	267.40	268.15	75	0.14
LADD001	268.15	268.95	80	0.29
LADD001	268.95	269.96	101	1.19
LADD001	269.96	270.95	99	0.69
LADD001	270.95	271.95	100	0.93
LADD001	271.95	272.95	100	0.5
LADD001	272.95	273.95	100	0.19
LADD001	273.95	274.88	93	0.77
LADD001	274.88	275.60	72	0.05
LADD001	275.60	276.60	100	0.07
LADD001	276.60	277.60	100	0.22
LADD001	277.60	278.60	100	1.86
LADD001	278.60	279.60	100	0.79
LADD001	279.60	280.40	80	0.08
LADD001	280.40	281.20	80	0.05
LADD001	281.20	282.20	100	3.65
LADD001	282.20	283.12	92	0.14	0.12
LADD001	283.12	284.00	88	0.05
LADD001	284.00	284.90	90	0.05
LADD001	284.90	285.73	83	0.16
LADD001	285.73	286.52	79	0.59
LADD001	286.52	287.52	100	0.52
LADD001	287.52	288.25	73	2.87
LADD001	288.25	289.15	90	0.69
LADD001	289.15	290.00	85	0.03
LADD001	290.00	290.93	93	0.42
LADD001	290.93	291.30	37	1.23
LADD001	291.30	292.30	100	0.04
LADD001	292.30	293.30	100	0.08
LADD001	293.30	294.30	100	0.02
LADD001	294.30	295.25	95	0.05
LADD001	295.25	296.00	75	0.52
LADD001	296.00	296.85	85	1.05
LADD001	296.85	297.85	100	1.1
LADD001	297.85	298.70	85	5.72
LADD001	298.70	299.45	75	0.2
LADD001	299.45	300.15	70	0.04
LADD001	300.15	300.85	70	0.46
LADD001	300.85	301.62	77	0.16
LADD001	301.62	302.45	83	2.3
LADD001	302.45	303.00	55	14.7
LADD001	303.00	304.00	100	0.78
LADD001	304.00	305.00	100	0.42
LADD001	305.00	306.00	100	1.22
LADD001	306.00	307.00	100	0.26
LADD001	307.00	307.53	53	0.34
LADD001	307.53	308.15	62	1.79
LADD001	308.15	309.12	97	0.12	0.1
LADD001	309.12	310.00	88	0.85
LADD001	310.00	311.00	100	1.99
LADD001	311.00	312.00	100	0.11
LADD001	312.00	313.00	100	3.52

LADD001	313.00	313.75	75	1.5
LADD001	313.75	315.11	100	0.52
LADD001	315.11	316.11	100	0.73
LADD001	316.11	317.11	100	0.37
LADD001	317.11	318.00	89	1.45
LADD001	318.00	319.11	111	3.24
LADD001	319.11	320.11	100	2.41
LADD001	320.11	321.11	100	1.04
LADD001	321.11	321.95	84	21.2	18.8	19.3
LADD001	321.95	322.95	100	0.42
LADD001	322.95	323.95	100	0.07
LADD001	348.00	348.90	90	0.06
LADD001	348.90	349.55	65	0.43
LADD001	349.55	350.25	70	0.19
LADD001	350.25	351.00	75	0.05
LADD001	354.15	354.85	70	0.03
LADD001	354.85	355.55	70	0.03
LADD001	355.55	356.02	47	0.02
LADD001	358.85	359.50	65	0.07
LADD001	359.50	360.30	80	0.04
LADD003	105.00	106.00	100	0.03
LADD003	106.00	106.90	90	0.03
LADD003	106.90	107.30	40	0.03
LADD003	107.30	108.00	70	0.06
LADD003	108.00	108.55	55	0.17
LADD003	108.55	109.05	50	1.10		1.07
LADD003	109.05	109.75	70	0.04
LADD003	109.75	110.20	45	0.04
LADD003	110.20	111.20	100	0.03
LADD003	111.20	112.00	80	0.24
LADD003	112.00	112.74	74	7.02		7.34
LADD003	112.74	113.24	50	0.33
LADD003	113.24	113.79	55	0.03
LADD003	113.79	114.89	110	0.04
LADD003	114.89	115.75	86	0.11
LADD003	115.75	116.70	95	0.07
LADD003	116.70	117.50	80	0.62
LADD003	117.50	118.05	55	0.05
LADD003	118.05	118.74	69	0.16
LADD003	118.74	119.12	38	0.05
LADD003	119.12	120.12	100	0.33
LADD003	120.12	121.12	100	0.29
LADD003	121.12	122.00	88	0.09
LADD003	122.00	123.00	100	0.25
LADD003	123.00	123.62	62	0.02
LADD003	123.62	124.22	60	0.01
LADD003	124.22	124.90	68	0.21
LADD003	124.90	125.90	100	0.10
LADD003	125.90	126.90	100	0.16
LADD003	126.90	127.90	100	0.03
LADD003	127.90	128.50	60	0.25
LADD003	128.50	129.10	60	0.72

LADD003	129.10	129.70	60	0.04
LADD003	129.70	130.35	65	0.27
LADD003	130.35	131.35	100	0.12
LADD003	131.35	131.83	48	0.03
LADD003	131.83	132.76	93	0.18
LADD003	132.76	133.76	100	0.07
LADD003	133.76	134.76	100	0.31
LADD003	134.76	135.50	74	0.01
LADD003	135.50	136.10	60	0.41
LADD003	136.10	136.46	36	0.34	0.18
LADD003	136.46	137.15	69	0.27
LADD003	137.15	138.15	100	0.29
LADD003	138.15	139.15	100	0.02
LADD003	139.15	140.15	100	0.03
LADD003	140.15	141.15	100	0.03
LADD003	141.15	142.15	65	0.05
LADD003	142.15	143.00	85	0.06
LADD003	143.00	144.00	66	1.27
LADD003	144.00	144.90	90	0.7	0.47
LADD003	144.90	145.90	100	0.02
LADD003	145.90	146.85	95	0.19
LADD003	146.85	147.70	85	0.02
LADD003	147.70	148.60	90	0.05
LADD003	148.60	149.22	62	0.02
LADD003	149.22	150.10	88	0.61
LADD003	150.10	151.00	90	0.02
LADD003	151.00	152.00	100	0.01	0.01
LADD003	152.00	153.00	100	0.02
LADD003	153.00	154.00	84	<0.01
LADD003	154.00	155.00	100	<0.01
LADD003	155.00	155.62	62	<0.01
LADD003	155.62	156.20	58	0.02
LADD003	156.20	157.00	80	0.03
LADD003	157.00	158.00	100	0.98
LADD003	158.00	159.00	100	2.36
LADD003	159.00	160.00	100	0.16
LADD003	160.00	161.00	100	0.71
LADD003	161.00	162.00	100	0.29	0.29
LADD003	162.00	163.00	100	0.04
LADD003	163.00	163.50	50	0.05
LADD003	163.50	164.50	100	0.03
LADD003	164.50	165.45	95	0.06
LADD003	165.45	166.45	100	0.03
LADD003	166.45	167.06	61	0.03
LADD003	167.06	167.77	71	0.36
LADD003	167.77	168.46	69	0.28
LADD003	168.46	169.15	69	0.06
LADD003	169.15	169.80	65	0.02
LADD003	169.80	170.49	69	0.02
LADD003	170.49	171.36	87	0.58
LADD003	171.36	172.36	100	0.02
LADD003	172.36	173.36	100	0.03

LADD003	173.36	174.36	100	0.01
LADD003	174.36	175.36	100	0.03
LADD003	175.36	176.21	85	0.05
LADD003	176.21	177.00	79	0.04
LADD003	177.00	178.00	100	0.04
LADD003	178.00	179.00	100	0.5
LADD003	179.00	180.00	100	<0.01
LADD003	180.00	181.00	100	<0.01
LADD003	181.00	182.00	100	0.01
LADD003	182.00	183.00	100	0.01
LADD003	183.00	184.00	100	0.02
LADD003	184.00	185.00	100	0.02
LADD003	185.00	186.00	100	0.01
LADD003	186.00	186.62	62	<0.01
LADD003	186.62	187.24	62	0.02
LADD003	187.24	188.00	76	0.02
LADD003	188.00	189.00	100	0.01
LADD003	189.00	190.00	100	0.29
LADD003	190.00	190.76	76	0.13
LADD003	190.76	191.52	76	2.79
LADD003	191.52	192.45	93	1.06
LADD003	192.45	192.80	35	0.05
LADD003	192.80	193.70	90	0.10
LADD003	193.70	194.30	60	0.74
LADD003	194.30	195.00	70	0.08
LADD003	195.00	196.00	100	0.22
LADD003	196.00	196.71	71	0.02
LADD003	196.71	197.55	84	0.03	0.02
LADD003	197.55	198.55	100	0.02
LADD003	198.55	199.45	90	0.02
LADD003	199.45	200.04	59	0.03
LADD003	200.04	201.00	96	0.09
LADD003	201.00	201.80	80	0.06
LADD003	201.80	202.70	40	0.11
LADD003	202.70	203.70	100	2.72
LADD003	203.70	204.70	100	0.18
LADD003	204.70	205.05	35	1.32
LADD003	205.05	206.05	100	0.56
LADD003	206.05	207.05	100	0.08
LADD003	207.05	208.05	100	0.03
LADD003	208.05	208.90	85	0.72
LADD003	208.90	209.50	60	0.98
LADD003	209.50	210.05	55	0.03
LADD003	210.05	211.00	95	0.06
LADD003	211.00	211.77	77	0.05
LADD003	211.77	212.77	100	0.14
LADD003	212.77	213.50	73	0.03
LADD003	213.50	214.50	100	0.04
LADD003	214.50	215.05	55	0.01
LADD003	215.05	216.05	100	0.12
LADD003	216.05	217.05	100	<0.01
LADD003	217.05	218.05	100	0.07

LADD003	218.05	219.05	100	0.02
LADD003	219.05	220.05	100	0.04
LADD003	220.05	220.70	65	0.27
LADD003	220.70	221.70	100	0.01
LADD003	221.70	222.82	100	0.63
LADD003	222.82	223.70	88	0.10
LADD003	223.70	224.55	85	0.10
LADD003	224.55	225.00	45	1.46
LADD003	225.00	226.00	100	8.07
LADD003	226.00	227.00	100	5.01
LADD003	227.00	228.00	100	5.78
LADD003	228.00	229.00	100	2.80
LADD003	229.00	230.00	100	2.34
LADD003	230.00	231.00	100	1.25
LADD003	231.00	231.55	55	2.30
LADD003	231.55	232.55	100	1.86
LADD003	232.55	233.55	100	3.61
LADD003	233.55	234.05	50	13.20		14.5
LADD003	234.05	235.00	95	1.41
LADD003	235.00	236.00	100	0.20
LADD003	236.00	237.00	100	0.06
LADD003	237.00	238.00	100	0.22
LADD003	238.00	239.00	100	0.39
LADD003	239.00	240.03	103	0.02
LADD003	240.03	241.06	103	0.18
LADD003	241.06	242.09	103	0.02
LADD003	242.09	243.09	100	0.02
LADD003	243.09	244.00	91	0.01
LADD003	244.00	245.00	100	0.02
LADD003	245.00	246.00	100	0.02
LADD003	246.00	247.00	100	0.02
LADD003	247.00	248.00	100	0.05
LADD003	248.00	249.00	100	0.09
LADD003	249.00	250.00	100	0.16
LADD003	250.00	251.00	100	0.19
LADD003	251.00	252.00	100	0.80
LADD003	252.00	252.75	75	0.16
LADD003	252.75	253.50	75	0.43
LADD003	253.50	254.50	100	4.55
LADD003	254.50	255.50	100	25.30	23.1
LADD003	255.50	256.50	100	1.80
LADD003	256.50	257.50	100	6.29
LADD003	257.50	258.50	100	0.61
LADD003	258.50	259.20	70	1.96
LADD003	259.20	260.15	95	0.45
LADD003	260.15	260.87	72	0.21
LADD003	260.87	261.60	73	0.22
LADD003	261.60	262.32	72	0.50
LADD003	262.32	263.00	68	9.36
LADD003	263.00	264.00	100	3.74	3.58
LADD003	264.00	264.38	38	0.52
LADD003	264.38	265.38	100	0.38

LADD003	265.38	266.38	100	0.59
LADD003	266.38	267.38	100	1.10
LADD003	267.38	268.38	100	0.19
LADD003	268.38	269.38	100	5.01
LADD003	269.38	270.38	100	0.56
LADD003	270.38	271.38	100	0.95
LADD003	271.38	272.10	72	0.20
LADD003	272.10	273.00	90	0.19
LADD003	273.00	273.83	83	0.14
LADD003	273.83	274.33	50	2.05
LADD003	274.33	275.33	100	0.09
LADD003	275.33	276.33	100	0.12
LADD003	276.33	277.15	82	0.07
LADD003	277.15	277.73	58	0.28
LADD003	277.73	278.40	67	2.15
LADD003	278.40	279.25	85	0.33
LADD003	279.25	280.25	100	1.46
LADD003	280.25	280.90	65	2.85
LADD003	280.90	281.90	100	15.40
LADD003	281.90	282.64	74	22.40		23.1
LADD003	282.64	283.50	86	0.50
LADD003	283.50	284.10	60	4.93
LADD003	284.10	284.80	70	0.38		0.43
LADD003	284.80	285.80	100	4.71	5.57	4.35
LADD003	285.80	286.80	100	0.95
LADD003	286.80	287.40	60	0.09
LADD003	287.40	288.00	60	0.33
LADD003	288.00	288.49	49	0.22
LADD003	288.49	289.10	61	0.33
LADD003	289.10	289.70	60	0.06
LADD003	289.70	290.70	100	0.95
LADD003	290.70	291.30	60	0.09
LADD003	291.30	291.90	60	0.03
LADD003	291.90	292.70	80	1.22
LADD003	292.70	293.30	60	0.30
LADD003	293.30	294.00	70	0.01
LADD003	294.00	295.00	100	0.01
LADD004	367.00	368.00	100	1.03
LADD004	368.00	369.00	100	2.04
LADD004	369.00	370.00	100	3.97
LADD004	370.00	371.00	100	0.24
LADD004	371.00	372.25	95	0.81
LADD004	372.25	373.00	75	0.79
LADD004	373.00	374.00	100	0.64
LADD004	374.00	375.00	100	0.18
LADD004	418.90	419.90	100	<0.01
LADD004	419.90	420.90	100	0.02
LADD004	420.90	421.80	90	0.02
LADD004	421.80	422.75	95	1.18
LADD004	422.75	423.65	90	0.95
LADD004	423.65	424.65	100	0.74
LADD004	424.65	425.40	75	0.43

LADD004	425.40	426.20	80	0.44
LADD004	426.20	427.00	80	0.61
LADD004	427.00	428.00	100	0.65
LADD004	428.00	429.00	100	0.4
LADD004	429.00	430.00	100	1.05
LADD004	430.00	431.00	100	0.6
LADD004	431.00	432.00	100	1.97
LADD004	432.00	433.00	100	2.94
LADD004	433.00	434.00	100	3.46
LADD004	434.00	434.90	90	2.3
LADD004	434.90	435.90	100	7.65
LADD004	435.90	436.90	100	18		17.5
LADD004	436.90	437.50	60	2.6
LADD004	437.50	438.25	75	2.24
LADD004	438.25	439.05	80	1.91
LADD004	439.05	440.05	100	0.5
LADD004	440.05	440.80	75	0.02
LADD004	440.80	441.80	100	1.41
LADD004	441.80	442.80	100	0.5
LADD004	442.80	443.80	100	0.14
LADD004	443.80	444.80	100	0.03
LADD004	444.80	445.80	100	0.53
LADD004	445.80	446.80	100	0.17
LADD004	446.80	447.80	100	0.28
LADD004	447.80	448.62	82	1.82
LADD004	448.62	449.62	100	1.65
LADD004	449.62	450.62	100	1.51
LADD004	450.62	451.30	68	13.4		14.3
LADD004	451.30	452.00	70	5.98
LADD004	452.00	452.75	75	8.41
LADD004	452.75	453.40	65	11.6
LADD004	453.40	454.15	75	2.86
LADD004	454.15	455.00	85	0.35
LADD004	455.00	456.00	100	0.56
LADD004	456.00	457.00	100	10.4	8.03
LADD004	457.00	458.00	100	0.23
LADD004	458.00	459.00	100	0.14
LADD004	459.00	460.00	100	0.3
LADD004	460.00	461.00	100	0.19
LADD004	461.00	462.00	100	0.34
LADD004	462.00	463.00	100	0.03
LADD004	463.00	464.00	100	0.1	0.08
LADD004	464.00	465.00	100	0.34
LADD004	465.00	466.00	100	0.04
LADD004	466.00	467.00	100	0.03
LADD004	467.00	468.00	100	0.02
LADD004	468.00	469.00	100	0.03
LADD004	469.00	470.00	100	0.02
LADD004	470.00	471.00	100	0.02
LADD004	471.00	472.00	100	0.02
LADD004	472.00	473.00	100	0.04
LADD004	473.00	473.80	80	0.17

LADD004	473.80	474.60	80	2.14
LADD004	474.60	475.30	70	3.33
LADD004	475.30	476.00	70	0.74
LADD004	476.00	476.70	70	0.06
LADD004	476.70	477.70	100	1.37
LADD004	477.70	478.40	70	5.1
LADD004	478.40	479.40	100	0.05	0.05
LADD004	479.40	480.40	100	0.05
LADD004	480.40	481.40	100	0.02
LADD004	481.40	482.40	100	0.02
LADD004	482.40	483.40	100	0.03
LADD004	483.40	484.20	80	0.02
LADD004	484.20	485.05	85	0.02
LADD004	485.05	485.45	40	6.79		6.86
LADD004	485.45	486.45	100	0.03
LADD004	486.45	487.45	100	0.15
LADD004	487.45	488.45	100	0.02
LADD004	488.45	489.45	100	0.07
LADD004	489.45	489.97	52	0.11
LADD004	489.97	490.97	100	0.97
LADD004	490.97	491.97	100	0.13
LADD004	491.97	492.86	89	0.15
LADD004	492.86	493.86	100	1.71
LADD004	493.86	494.65	79	0.1
LADD004	494.65	495.60	95	0.29
LADD004	495.60	496.25	65	0.24
LADD004	496.25	497.25	100	0.1
LADD004	497.25	498.25	100	0.17
LADD004	498.25	499.25	100	0.45
LADD004	499.25	500.25	100	0.83
LADD004	500.25	501.30	105	3.2
LADD004	501.30	501.85	55	0.11
LADD004	501.85	502.85	100	0.03
LADD004	502.85	503.85	100	0.11
LADD004	503.85	504.85	100	0.14
LADD004	504.85	505.85	100	0.55
LADD004	505.85	506.85	100	1.37
LADD004	506.85	507.85	100	2.99
LADD004	507.85	508.55	70	3.75	4.15
LADD004	508.55	509.25	70	2.51
LADD004	509.25	509.95	70	2.43
LADD004	509.95	510.70	75	4.73	4.94
LADD004	510.70	511.60	90	7.88	7.59
LADD004	511.60	512.50	90	8.52
LADD004	512.50	90.00	90	3.36
LADD004	513.40	513.90	50	0.17
LADD004	513.90	514.90	100	1.55
LADD004	514.90	515.95	105	2.69	3.2
LADD004	515.95	516.95	100	0.26	0.3
LADD004	516.95	517.55	60	2.11
LADD004	517.55	518.55	100	0.08
LADD004	518.55	519.50	95	0.1

LADD004	519.50	520.50	55	0.23
LADD004	520.50	521.25	75	0.66
LADD004	521.25	521.95	70	1.17
LADD004	521.95	522.55	60	1.11
LADD004	522.55	523.20	65	0.27
LADD004	523.20	523.85	65	0.07
LADD004	523.85	524.55	70	2.74
LADD004	524.55	525.35	80	12.6
LADD004	525.35	526.15	80	5.86
LADD004	526.15	527.15	100	0.41	0.4
LADD004	527.15	528.15	100	0.26
LADD004	528.15	529.00	85	0.37
LADD004	529.00	529.85	85	0.06
LADD004	529.85	530.65	80	0.02
LADD004	100.00	101.00	100	0.22
LADD004	252.30	253.15	85	13.1
LADD004	253.15	254.00	85	2.51
LADD004	254.00	254.85	85	0.05
LADD003	295.00	296.00	100	<0.01
LADD003	296.00	297.00	100	0.02		0.02
LADD003	297.00	298.00	100	<0.01		0.02
LADD003	298.00	299.00	100	<0.01		0.02
LADD003	299.00	300.00	100	<0.01		0.01
LADD003	300.00	301.00	100	0.01		<0.01
LADD003	301.00	302.00	100	<0.01		<0.01
LADD003	302.00	303.00	100	<0.01
LADD003	303.00	304.00	100	0.01
LADD003	304.00	305.00	100	<0.01
LADD003	305.00	306.00	100	<0.01
LADD003	306.00	307.10	110	<0.01
LADD003	307.10	308.20	110	0.02
LADD003	308.20	309.20	100	0.04
LADD006	225.57	226.25	68	0.05
LADD006	226.25	227.12	87	0.03
LADD006	227.12	228.00	88	0.01
LADD006	228.00	229.00	100	0.04
LADD006	229.00	229.60	60	0.08
LADD006	229.60	230.60	100	0.32
LADD006	230.60	231.60	100	0.08
LADD006	231.60	232.60	100	0.05
LADD006	232.60	233.60	100	0.13
LADD006	233.60	234.62	102	0.04
LADD006	234.62	235.60	98	0.04
LADD006	235.60	236.60	100	0.03
LADD006	236.60	237.65	105	0.03
LADD006	237.65	238.70	105	0.03
LADD006	238.70	239.70	100	0.05
LADD006	239.70	240.35	65	0.03
LADD006	240.35	241.35	100	0.08
LADD006	241.35	242.00	65	0.14
LADD006	242.00	243.00	100	0.03
LADD006	243.00	244.00	100	0.06

LADD006	244.00	245.00	100	0.04
LADD006	245.00	246.00	100	0.04
LADD006	246.00	247.00	100	0.03
LADD006	247.00	248.00	100	0.07
LADD006	248.00	249.00	100	0.02	0.03
LADD006	249.00	250.00	100	0.04
LADD006	250.00	251.00	100	0.05
LADD006	251.00	252.00	100	0.08
LADD006	252.00	253.00	100	0.22
LADD006	253.00	253.65	65	0.79
LADD006	253.65	254.55	90	0.1
LADD006	254.55	255.55	100	1.63
LADD006	255.55	256.30	75	2.12
LADD006	256.30	257.25	95	1.66
LADD006	257.25	258.30	105	0.69
LADD006	258.30	259.30	100	0.1
LADD006	259.30	260.20	90	0.45
LADD006	260.20	261.20	100	0.04
LADD006	261.20	262.20	100	0.07
LADD006	262.20	263.37	92	1.39
LADD006	263.37	264.00	63	0.03
LADD006	264.00	265.00	100	0.03
LADD006	265.00	266.00	100	0.06
LADD006	266.00	267.00	100	0.11
LADD006	267.00	268.00	100	0.02
LADD006	268.00	269.00	100	0.09
LADD006	269.00	270.00	100	0.03
LADD006	270.00	271.00	100	<0.01
LADD006	271.00	272.00	100	0.07
LADD006	272.00	273.00	100	0.1
LADD006	273.00	274.00	100	0.05
LADD006	274.00	275.00	100	0.02
LADD006	275.00	276.00	100	0.02
LADD006	276.00	277.00	100	0.02
LADD006	277.00	277.73	73	0.03
LADD006	277.73	278.45	72	0.39
LADD006	278.45	279.08	63	0.19	0.23
LADD006	279.08	279.93	85	0.19	0.19
LADD006	279.93	280.60	67	0.08	0.14
LADD006	280.60	281.32	72	0.7
LADD006	281.32	281.92	60	0.05
LADD006	281.92	282.92	100	0.31
LADD006	282.92	283.96	104	1.23		1.12
LADD006	283.96	285.00	104	1.32	1.43
LADD006	285.00	286.00	100	0.87		0.82
LADD006	286.00	287.00	100	0.15
LADD006	287.00	288.00	100	0.04
LADD006	288.00	288.65	65	0.19
LADD006	288.65	289.30	65	0.41
LADD006	289.30	290.20	90	0.03
LADD006	290.20	291.10	90	0.04
LADD006	291.10	292.00	90	0.03

LADD006	292.00	293.00	100	0.03
LADD006	293.00	294.00	100	0.02
LADD006	294.00	295.00	100	0.29	0.29
LADD006	295.00	295.88	88	0.15
LADD006	295.88	296.88	100	0.32
LADD006	296.88	297.75	87	0.04
LADD006	297.75	298.75	100	0.03
LADD006	298.75	299.37	62	0.2		0.16
LADD006	299.37	300.30	93	6.57
LADD006	300.30	301.25	95	0.18		0.19
LADD006	301.25	302.25	100	1.34
LADD006	302.25	303.25	100	0.09
LADD006	303.25	304.25	100	0.27
LADD006	304.25	305.25	100	0.2
LADD006	305.25	306.25	100	0.23
LADD006	306.25	307.15	90	0.12
LADD006	307.15	308.00	85	0.13
LADD006	308.00	309.00	100	21.2		16.6	22.8
LADD006	309.00	310.00	100	0.03
LADD006	310.00	311.00	100	0.02
LADD006	311.00	312.00	100	0.02
LADD006	312.00	313.00	100	0.14
LADD006	313.00	314.00	100	0.05
LADD006	314.00	315.00	100	0.02
LADD006	315.00	316.00	100	0.02
LADD006	316.00	317.00	100	0.02
LADD006	317.00	318.00	100	0.02
LADD006	318.00	319.00	100	<0.01
LADD006	319.00	320.00	100	<0.01
LADD006	320.00	321.00	100	0.03
LADD006	321.00	321.60	60	0.02
LADD006	321.60	322.10	50	0.14
LADD006	322.10	323.00	90	4.71
LADD006	323.00	323.62	62	4.92
LADD006	323.62	324.62	100	1.66
LADD006	324.62	325.62	100	0.8
LADD006	325.62	326.53	91	1
LADD006	326.53	327.40	87	0.96
LADD006	327.40	328.40	100	1.45
LADD006	328.40	329.25	85	0.1
LADD006	329.25	330.00	75	0.02
LADD006	330.00	330.60	60	1.46
LADD006	330.60	331.45	85	0.45
LADD006	331.45	332.20	75	3.84
LADD006	332.20	333.20	100	0.35
LADD006	333.20	333.80	60	0.88
LADD006	333.80	335.20	83	0.11
LADD006	335.20	336.15	95	2.48
LADD006	336.15	337.30	99	4.98
LADD006	337.30	338.30	100	0.48
LADD006	338.30	339.30	100	0.42
LADD006	339.30	340.80	93	0.02

LADD006	340.80	341.80	100	1.72
LADD006	341.80	342.80	100	1.16
LADD006	342.80	343.60	80	0.21
LADD006	343.60	344.30	70	0.79
LADD006	344.30	345.30	100	0.03
LADD006	345.30	346.30	100	<0.01
LADD006	346.30	347.30	100	<0.01
LADD006	347.30	348.30	100	0.02
LADD006	348.30	349.15	85	0.23
LADD006	349.15	349.50	35	4.75
LADD006	349.50	350.50	100	0.22
LADD006	350.50	351.50	100	0.1
LADD006	351.50	352.50	100	0.27
LADD006	352.50	353.35	85	0.23
LADD006	353.35	354.25	90	4.73
LADD006	354.25	355.25	100	2.45	2.35
LADD006	355.25	356.00	75	1.52
LADD006	356.00	357.00	100	5.18
LADD006	357.00	357.85	85	1.87
LADD006	357.85	358.85	100	0.24
LADD006	358.85	359.85	100	0.03
LADD006	359.85	360.85	100	0.02
LADD006	360.85	361.60	75	0.02
LADD006	361.60	362.45	85	0.06
LADD006	362.45	363.42	97	0.02
LADD006	386.00	387.00	100	0.03
LADD006	387.00	388.00	100	0.01
LADD006	388.00	389.00	100	0.03
LADD006	389.00	390.00	100	0.04
LADD006	390.00	391.00	100	0.02
LADD006	391.00	392.00	100	0.02
LADD006	392.00	392.85	85	0.01
LADD006	392.85	393.75	90	0.01
LADD006	393.75	394.60	85	0.03
LADD006	394.60	395.35	75	0.02
LADD004	351.00	352.00	100	0.02
LADD004	352.00	353.00	100	0.02
LADD004	353.00	354.00	100	0.02
LADD004	354.00	355.00	100	0.02
LADD004	355.00	356.00	100	0.02
LADD004	356.00	357.00	100	0.02
LADD004	357.00	358.00	100	0.01
LADD004	358.00	359.00	100	0.03
LADD004	359.00	360.00	100	0.03
LADD004	360.00	361.00	100	0.01
LADD004	361.00	362.00	100	<0.01	0.01
LADD004	362.00	363.00	100	0.02
LADD004	363.00	364.00	100	0.02
LADD004	364.00	365.00	100	0.02
LADD004	365.00	366.00	100	0.02
LADD004	366.00	367.00	100	0.02
LADD004	375.00	376.00	100	0.03

LADD004	376.00	377.00	100	0.02
LADD004	377.00	378.00	100	0.02
LADD004	378.00	379.00	100	0.02
LADD004	379.00	380.00	100	<0.01
LADD004	380.00	381.00	100	0.03
LADD004	381.00	382.00	100	0.02
LADD004	382.00	383.00	100	0.01
LADD004	383.00	384.00	100	0.02
LADD004	384.00	384.70	70	0.02
LADD004	384.70	385.60	90	0.02
LADD004	385.60	386.35	75	0.02
LADD004	386.35	386.82	47	0.02
LADD004	386.82	387.82	100	0.02
LADD004	387.82	388.82	100	0.01
LADD004	388.82	389.78	96	0.02
LADD004	389.78	390.78	100	0.04
LADD004	390.78	391.65	87	0.02
LADD004	391.65	392.65	100	0.02
LADD004	392.65	393.65	100	0.02
LADD004	393.65	394.50	85	0.02
LADD004	394.50	395.20	70	0.02
LADD004	395.20	396.00	80	0.04
LADD004	537.00	538.00	100	0.04
LADD004	538.00	539.00	100	0.03
LADD004	539.00	540.00	100	0.05
LADD004	540.00	541.00	100	0.06
LADD004	95.60	96.60	100	0.01
LADD004	96.60	97.60	100	0.08
LADD004	97.60	98.40	80	<0.01
LADD004	98.40	99.20	80	<0.01
LADD004	99.20	100.00	80	<0.01
LADD004	101.00	102.00	100	0.02
LADD004	102.00	102.80	80	<0.01
LADD004	102.80	103.80	100	0.02
LADD007	95.35	96.15	55	0.03
LADD007	96.15	96.95	80	0.01
LADD007	96.95	97.95	100	<0.01
LADD007	97.95	98.95	100	0.01
LADD007	98.95	99.95	100	0.02
LADD007	99.95	100.95	100	2.04
LADD007	100.95	101.95	100	0.21
LADD007	101.95	102.60	65	0.32
LADD007	102.60	103.60	100	0.7
LADD007	103.60	104.50	90	2.29	2.17
LADD007	104.50	105.05	55	0.83
LADD007	105.05	105.73	68	0.97
LADD007	105.73	106.43	70	0.67
LADD007	106.43	107.10	67	3.38		3.04
LADD007	107.10	107.80	70	3.29		3.56
LADD007	264.50	265.15	65	0.54
LADD007	265.15	266.00	85	0.02	0.01
LADD007	266.00	266.75	75	0.32

LADD007	266.75	267.45	70	0.06
LADD007	267.45	268.30	85	0.02
LADD007	268.30	269.00	70	0.03
LADD007	269.00	269.55	55	0.02
LADD007	295.38	296.38	100	0.02
LADD007	296.38	297.42	104	0.01
LADD007	297.42	298.26	84	0.01
LADD007	298.26	299.00	74	0.01
LADD007	299.00	299.80	80	<0.01
LADD007	299.80	300.30	50	0.01
LADD007	300.30	301.00	70	<0.01
LADD007	488.00	489.00	100	0.01
LADD007	489.00	490.00	100	<0.01
LADD007	490.00	491.00	100	0.02
LADD007	491.00	491.95	95	0.05
LADD007	491.95	492.26	31	0.01
LADD007	492.26	493.26	100	0.01
LADD007	493.26	494.26	100	0.01
LADD007	494.26	495.26	100	<0.01
LADD007	495.26	495.93	67	0.02
LADD007	495.93	496.87	94	0.02
LADD007	496.87	497.30	43	0.22
LADD007	497.30	498.36	106	0.02
LADD007	498.36	499.00	64	0.02		0.04
LADD007	499.00	500.00	100	2.2
LADD007	500.00	501.00	100	2.04
LADD007	501.00	502.00	100	0.02
LADD007	502.00	503.00	100	0.03
LADD007	503.00	504.00	100	0.03
LADD007	504.00	505.00	100	0.09
LADD007	505.00	506.00	100	0.05
LADD007	506.00	507.00	100	0.03
LADD007	507.00	508.00	100	0.01
LADD007	508.00	509.00	100	<0.01
LADD007	509.00	510.00	100	0.08
LADD007	510.00	511.00	100	0.01
LADD007	511.00	512.00	100	0.01
LADD007	512.00	513.00	100	0.04
LADD007	513.00	514.00	100	1.34
LADD007	514.00	515.00	100	0.08
LADD007	515.00	516.00	100	<0.01
LADD007	516.00	517.00	100	<0.01
LADD007	517.00	518.00	100	<0.01	<0.01
LADD007	518.00	519.00	100	<0.01
LADD007	519.00	519.55	55	0.03
LADD007	519.55	520.23	68	0.14
LADD007	520.23	521.23	100	0.81
LADD007	521.23	522.23	100	<0.01
LADD007	522.23	523.00	77	1.04
LADD007	523.00	524.00	100	0.02
LADD007	524.00	525.00	100	<0.01
LADD007	525.00	526.00	100	<0.01

LADD007	526.00	527.00	100	0.01
LADD007	527.00	527.93	93	0.11
LADD007	527.93	528.93	100	0.21
LADD007	528.93	529.40	47	0.01
LADD007	529.40	529.93	53	<0.01
LADD007	529.93	530.93	95	0.01
LADD007	530.93	531.93	100	0.01
LADD007	531.93	532.93	100	0.06
LADD007	532.93	533.75	82	<0.01
LADD007	533.75	534.50	75	0.04
LADD007	534.50	535.25	75	0.95
LADD007	535.25	536.25	100	0.22
LADD007	536.25	537.25	100	0.98
LADD007	537.25	538.25	100	2.8
LADD007	538.25	539.15	90	0.21
LADD007	539.15	540.00	85	0.02
LADD007	540.00	540.62	62	0.08
LADD007	540.62	541.62	100	6.17		6.57
LADD007	541.62	542.62	100	0.44
LADD007	542.62	543.10	48	0.94	0.86
LADD007	543.10	543.80	70	0.28
LADD007	543.80	544.85	105	1.36
LADD007	544.85	545.85	100	0.53
LADD007	545.85	546.85	100	1.01
LADD007	546.85	547.78	93	1.18
LADD007	547.78	548.30	52	1.19
LADD007	548.30	549.30	100	0.06
LADD007	549.30	550.30	100	0.03
LADD007	550.30	551.30	100	0.02
LADD007	551.30	552.30	100	0.08
LADD007	552.30	553.05	75	0.3
LADD007	553.05	553.85	80	1.56
LADD007	553.85	554.60	75	21.4		20.2
LADD007	554.60	555.27	67	0.62
LADD007	555.27	556.27	100	2.1
LADD007	556.27	557.27	100	0.92
LADD007	557.27	558.15	88	3.21		2.93
LADD007	558.15	559.15	100	0.79
LADD007	559.15	559.75	60	0.5
LADD007	559.75	560.75	100	0.18
LADD007	560.75	561.65	90	0.45
LADD007	561.65	562.37	72	1.44
LADD007	562.37	563.00	63	0.11
LADD007	563.00	564.14	114	0.95
LADD007	564.14	564.62	48	0.28
LADD007	564.62	565.62	100	1.6
LADD007	565.62	566.45	83	0.65
LADD007	566.45	567.32	69	0.52
LADD007	567.32	567.78	46	0.22
LADD007	567.78	568.68	90	0.39
LADD007	568.68	569.45	77	0.23
LADD007	569.45	570.00	55	0.63

LADD007	570.00	571.00	100	0.22
LADD007	571.00	572.00	100	0.27
LADD007	572.00	573.00	100	0.67
LADD007	573.00	574.00	100	1.17
LADD007	574.00	575.00	100	0.44
LADD007	575.00	576.00	100	0.9
LADD007	576.00	577.00	100	0.34		0.35
LADD007	577.00	577.94	94	0.54
LADD007	577.94	578.58	64	3.96		4.25
LADD007	578.58	579.20	62	2.23		2.32
LADD007	579.20	580.20	100	0.03
LADD007	580.20	581.20	100	0.08
LADD007	581.20	582.20	100	0.02
LADD007	582.20	583.20	100	0.03
LADD007	583.20	583.60	40	0.41
LADD007	583.60	584.55	95	8.63
LADD007	584.55	585.25	70	3.32	3.61
LADD007	585.25	586.05	80	0.39
LADD007	586.05	586.75	70	5.3
LADD007	586.75	587.75	100	0.09
LADD007	587.75	588.15	40	1.26
LADD007	588.15	589.15	100	0.71
LADD007	589.15	589.80	65	4.76
LADD007	589.80	590.55	75	6.03
LADD007	590.55	591.30	75	3.54
LADD007	591.30	592.15	85	4.99
LADD007	592.15	593.15	100	22.3		23
LADD007	593.15	594.15	100	17.5		18.4
LADD007	594.15	595.20	105	18.7
LADD007	595.20	596.05	85	13.2		12.7
LADD007	596.05	597.00	95	0.07
LADD007	597.00	598.00	100	<0.01
LADD007	598.00	599.00	100	0.04
LADD007	599.00	600.00	100	0.09
LADD007	600.00	601.00	100	<0.01
LADD007	601.00	602.00	100	<0.01
LADD007	602.00	603.00	100	<0.01
LADD007	603.00	604.00	100	<0.01
LADD007	604.00	605.00	100	<0.01
LADD007	605.00	606.00	100	<0.01
LADD007	606.00	607.00	100	<0.01
LADD007	607.00	607.90	90	0.03
LADD007	607.90	608.56	66	6.55		6.45
LADD007	608.56	609.60	104	5.09
LADD007	609.60	610.60	100	3.65
LADD007	610.60	611.27	67	3.4
LADD007	611.27	612.00	73	<0.01
LADD007	612.00	613.00	100	0.01
LADD007	628.00	629.00	100	0.06
LADD007	629.00	630.00	100	0.04
LADD007	630.00	631.00	100	0.04
LADD007	631.00	631.60	60	0.09

LADD007	631.60	632.46	86	0.39
LADD007	632.46	633.17	71	0.15
LADD007	633.17	634.00	83	0.08
LADD007	634.00	635.00	100	0.04
LADD007	635.00	636.00	100	0.02
LADD007	82.90	83.90	100	<0.01
LADD007	83.90	84.90	100	<0.01
LADD007	84.90	85.90	100	0.02
LADD007	85.90	86.90	100	<0.01
LADD007	86.90	87.70	80	1.62
LADD007	92.20	92.85	65	<0.01
LADD007	92.85	94.65	110	<0.01
LADD007	94.65	95.35	70	<0.01
LADD006	73.00	74.00	100	<0.01
LADD006	74.00	75.00	100	<0.01
LADD006	75.00	76.00	100	<0.01
LADD006	76.00	77.00	100	<0.01
LADD006	81.00	82.00	100	0.01
LADD006	82.00	83.00	100	<0.01
LADD006	83.00	83.60	60	<0.01
LADD006	83.60	84.30	70	0.03
LADD006	84.30	84.85	55	0.02
LADD006	84.85	85.75	90	<0.01
LADD006	85.75	86.52	77	<0.01
LADD006	86.52	87.45	93	<0.01
LADD006	87.45	88.15	70	<0.01
LADD006	134.85	135.85	100	<0.01
LADD006	200.80	201.60	80	<0.01
LADD006	201.60	202.60	100	<0.01
LADD006	202.60	203.55	95	0.07
LADD006	203.55	204.35	80	0.01
LADD006	204.35	205.32	97	0.07
LADD006	205.32	206.32	100	0.04
LADD006	369.73	370.68	95	<0.01
LADD006	370.68	371.64	96	<0.01
LADD006	371.64	372.55	91	<0.01
LADD006	372.55	373.53	98	0.01
LADD006	373.53	374.50	97	<0.01
LADD006	374.50	375.50	100	<0.01
LADD006	375.50	376.48	98	<0.01
LADD006	376.48	377.24	76	<0.01
LADD006	377.24	378.00	76	<0.01
LADD007	613.00	614.00	100	0.02
LADD007	614.00	615.00	100	<0.01
LADD007	615.00	616.00	100	<0.01
LADD007	616.00	617.00	100	<0.01
LADD007	617.00	618.00	100	<0.01
LADD007	618.00	619.00	100	<0.01
LADD007	619.00	620.00	100	0.01
LADD007	620.00	621.00	100	<0.01
LADD007	621.00	622.00	100	0.01
LADD007	622.00	623.00	100	0.01

LADD007	623.00	624.00	100	0.01
LADD007	624.00	625.00	100	<0.01
LADD007	625.00	626.00	100	0.02
LADD007	626.00	627.00	100	0.02
LADD007	627.00	628.00	100	0.02
LADD008	224.00	225.00	100	<0.01
LADD008	225.00	226.00	100	<0.01
LADD008	226.00	227.00	100	0.03
LADD008	227.00	228.00	100	1.04		1.02
LADD008	228.00	229.00	100	0.48
LADD008	229.00	230.00	100	0.01
LADD008	230.00	231.00	100	0.01
LADD008	231.00	232.09	109	<0.01
LADD008	232.09	233.18	109	0.02
LADD008	233.18	234.18	100	0.02
LADD008	234.18	235.05	87	0.41
LADD008	235.05	236.00	95	0.88
LADD008	236.00	237.08	108	0.96
LADD008	237.08	238.10	102	0.36	0.36
LADD008	238.10	239.10	100	3.33
LADD008	239.10	240.10	100	0.88
LADD008	240.10	240.75	65	0.89
LADD008	240.75	241.25	50	2.5
LADD008	241.25	242.25	100	0.11
LADD008	242.25	243.25	100	1.28
LADD008	243.25	243.80	55	0.16
LADD008	243.80	244.80	100	0.87
LADD008	244.80	245.90	110	1.19
LADD008	245.90	247.00	110	1.87
LADD008	247.00	247.60	60	2.11
LADD008	247.60	248.15	55	2.48
LADD008	248.15	249.15	100	3.41
LADD008	249.15	250.15	100	6.28		5.77
LADD008	250.15	251.25	110	3.62		3.8
LADD008	251.25	251.92	67	0.64
LADD008	251.92	253.00	108	0.02
LADD008	253.00	254.00	86	0.02
LADD008	254.00	254.85	85	0.36
LADD008	254.85	255.50	65	1.06
LADD008	255.50	256.50	100	0.61	0.68
LADD008	256.50	257.10	60	0.09
LADD008	257.10	257.77	67	0.13
LADD008	257.77	258.50	73	1.52
LADD008	258.50	259.28	78	1.18
LADD008	259.28	260.09	81	0.08
LADD008	260.09	260.95	86	0.27
LADD008	260.95	261.73	78	0.06
LADD008	261.73	262.55	82	0.76
LADD008	262.55	263.45	90	2.94
LADD008	263.45	264.30	85	1.88
LADD008	264.30	264.96	66	0.76
LADD008	264.96	265.50	54	3.48

LADD008	265.50	266.20	70	4.15		3.8
LADD008	266.20	267.05	85	12.2		12
LADD008	267.05	268.10	105	0.7
LADD008	268.10	269.10	100	0.47
LADD008	269.10	270.50	109	2.1
LADD008	270.50	271.50	100	6.63
LADD008	271.50	272.50	100	0.47
LADD008	272.50	273.50	100	1.76
LADD008	273.50	274.45	95	2.04
LADD008	274.45	275.18	73	1.73
LADD008	275.18	275.90	72	0.23	0.2
LADD008	275.90	276.90	100	0.38
LADD008	276.90	277.50	60	0.47
LADD008	277.50	278.15	65	0.84
LADD008	278.15	279.00	85	0.02
LADD008	279.00	280.00	100	0.05
LADD008	280.00	281.00	75	0.02
LADD008	281.00	282.00	100	0.01
LADD008	282.00	283.00	100	0.18
LADD008	283.00	283.65	65	0.11
LADD008	283.65	284.30	65	0.11
LADD008	284.30	285.00	70	0.02
LADD008	285.00	285.75	75	0.03
LADD008	285.75	286.60	85	0.15
LADD008	286.60	287.70	110	1.87
LADD008	287.70	288.30	60	0.56
LADD008	288.30	289.50	99	0.05
LADD008	289.50	290.15	65	0.05
LADD008	290.15	291.15	100	0.79
LADD008	291.15	291.80	65	0.22
LADD008	291.80	292.80	47	0.72
LADD008	292.80	293.50	70	1.62
LADD008	293.50	294.00	50	0.62
LADD008	294.00	295.00	100	0.95
LADD008	295.00	296.00	100	1.33
LADD008	296.00	297.00	100	2.56
LADD008	297.00	297.75	75	1.25
LADD008	297.75	298.35	60	0.1
LADD008	298.35	298.90	55	3.44
LADD008	298.90	299.90	100	0.02
LADD008	299.90	300.90	100	0.01
LADD008	300.90	301.90	100	0.07
LADD008	301.90	302.90	100	0.89	1
LADD008	302.90	303.90	100	0.19
LADD008	303.90	304.35	45	0.12
LADD008	304.35	305.15	80	0.67
LADD008	305.15	305.93	78	21.8		21.7
LADD008	305.93	306.93	100	0.35
LADD008	306.93	307.83	90	0.06
LADD008	307.83	308.30	47	0.59
LADD008	308.30	309.00	70	0.03
LADD008	309.00	309.90	90	0.29

LADD008	309.90	311.00	110	0.43
LADD008	311.00	312.00	100	0.08
LADD008	312.00	313.00	100	0.78
LADD008	313.00	314.00	100	0.47
LADD008	314.00	315.00	100	0.18
LADD008	315.00	316.00	100	0.19
LADD008	316.00	317.00	100	<0.01
LADD008	317.00	318.00	100	0.02
LADD008	318.00	319.00	100	1.1
LADD008	319.00	320.00	100	0.02
LADD008	320.00	321.00	100	0.37
LADD008	321.00	322.00	100	0.02
LADD008	322.00	323.00	100	0.05
LADD008	323.00	323.80	80	<0.01
LADD008	323.80	324.40	60	6.06		5.72
LADD008	324.40	325.18	78	1.3
LADD008	325.18	326.13	95	0.02
LADD008	326.13	327.10	97	1.43
LADD008	327.10	327.80	70	0.34
LADD008	327.80	328.50	70	0.87
LADD008	328.50	329.32	82	0.36
LADD008	329.32	330.30	98	0.16
LADD008	330.30	331.15	85	0.54
LADD008	331.15	331.90	75	5.61
LADD008	331.90	332.90	100	0.38
LADD008	332.90	333.90	100	0.01	<0.01
LADD008	333.90	334.75	85	0.81
LADD008	334.75	335.75	100	0.87
LADD008	335.75	336.35	60	4.15		4.37
LADD008	336.35	337.25	90	4.88
LADD008	337.25	338.10	85	5.01		5.23
LADD008	338.10	338.78	68	42.8		39.3
LADD008	338.78	339.55	77	0.07
LADD008	339.55	340.20	65	0.01
LADD008	340.20	341.20	100	0.09
LADD008	341.20	342.00	80	0.11
LADD008	342.00	343.00	100	0.02
LADD008	343.00	344.00	100	0.02
LADD008	344.00	345.00	100	0.01
LADD008	345.00	345.55	55	0.02
LADD008	357.00	358.00	100	0.01
LADD008	358.00	359.00	100	<0.01
LADD008	359.00	360.00	100	0.03
LADD008	360.00	361.00	100	<0.01	<0.01
LADD008	361.00	362.00	100	0.01

APPENDIX 14-2

Drill Assay Results for Boreholes LADD009 and LADD0013

BHID	From (m)	To (m)	Wid. Act (cm)	Au	Au1	Au2	Au3
LADD009	552.76	553.73	97	0.02
LADD009	553.73	554.73	100	<0.01
LADD009	554.73	555.73	100	0.02
LADD009	555.73	556.73	100	0.02	0.03
LADD009	556.73	557.73	100	0.03
LADD009	557.73	558.73	100	0.06
LADD009	558.73	559.76	103	0.23
LADD009	559.76	560.76	100	1.37
LADD009	560.76	561.76	100	4.18
LADD009	561.76	562.76	100	3.46
LADD009	562.76	563.76	100	5.59
LADD009	563.76	564.76	100	1.27
LADD009	564.76	565.76	100	0.48
LADD009	565.76	566.76	100	0.2
LADD009	566.76	567.76	100	0.08
LADD009	567.76	568.76	100	0.03
LADD009	568.76	569.76	100	0.08
LADD009	569.76	570.76	100	0.05
LADD009	570.76	571.46	70	0.03
LADD009	571.46	572.16	70	0.51
LADD009	572.16	572.95	79	0.25
LADD009	572.95	574.00	105	1.26
LADD009	574.00	575.00	100	0.02
LADD009	575.00	575.72	72	<0.01
LADD009	575.72	576.72	100	0.02
LADD009	576.72	577.72	100	0.02
LADD009	577.72	578.72	100	0.02
LADD009	578.72	579.20	48	<0.01
LADD009	579.20	579.90	70	1.5
LADD009	579.90	580.60	70	0.53
LADD009	580.60	581.25	65	0.02
LADD009	581.25	581.90	65	0.06
LADD009	581.90	582.90	100	2.12
LADD009	582.90	583.90	100	0.08
LADD009	583.90	584.90	100	3.12
LADD009	584.90	585.90	100	1.36
LADD009	585.90	586.90	100	0.19
LADD009	586.90	587.90	100	2.18
LADD009	587.90	588.90	100	0.21
LADD009	588.90	589.90	100	0.02
LADD009	589.90	590.90	100	0.06
LADD009	590.90	591.90	100	0.14
LADD009	591.90	592.60	70	4.66
LADD009	592.60	593.50	90	0.68
LADD009	593.50	594.34	84	0.02
LADD009	594.34	594.80	46	23.5		21
LADD009	594.80	595.20	40	0.12

LADD009	595.20	596.10	90	3.41
LADD009	596.10	597.10	100	0.3
LADD009	597.10	597.75	65	0.1
LADD009	597.75	598.35	60	0.43
LADD009	598.35	599.05	70	2.23
LADD009	599.05	599.81	76	170
LADD009	599.81	600.51	70	13.1
LADD009	600.51	601.30	79	0.45
LADD009	601.30	602.10	80	1.28
LADD009	602.10	603.18	108	0.06	0.07
LADD009	603.18	603.92	74	0.8
LADD009	603.92	604.88	96	2.62
LADD009	604.88	605.90	102	1.73
LADD009	605.90	606.25	35	8.62
LADD009	606.25	607.25	100	5.06
LADD009	607.25	607.96	71	0.06
LADD009	607.96	608.40	44	0.22
LADD009	608.40	609.18	78	3.32
LADD009	609.18	609.88	70	1.69
LADD009	609.88	610.96	108	5.91
LADD009	610.96	611.56	60	0.95
LADD009	611.56	612.21	65	3.58
LADD009	612.21	612.95	74	0.28
LADD009	612.95	614.05	110	2.65
LADD009	614.05	615.05	100	0.08
LADD009	615.05	616.05	100	0.31
LADD009	616.05	617.03	98	0.07
LADD009	617.03	618.13	110	0.54
LADD009	618.13	619.01	88	0.06
LADD009	619.01	619.70	69	0.02
LADD009	619.70	620.60	90	0.03
LADD009	620.60	621.28	68	<0.01
LADD009	621.28	622.05	77	0.39
LADD009	622.05	623.02	97	0.59
LADD009	623.02	623.42	40	0.02
LADD009	623.42	624.42	100	0.02	0.02
LADD009	624.42	625.42	100	0.05
LADD009	625.42	626.42	100	0.15
LADD009	626.42	627.45	103	0.02
LADD009	627.45	628.45	100	0.06
LADD009	628.45	629.56	111	0.04
LADD009	629.56	630.34	78	3.48
LADD009	630.34	631.13	79	0.92
LADD009	631.13	632.00	87	1.72
LADD009	632.00	632.68	68	8.34
LADD009	632.68	633.38	70	15.6
LADD009	633.38	634.06	68	17.5
LADD009	634.06	635.06	100	0.17
LADD009	635.06	635.98	92	0.03
LADD009	635.98	636.79	81	8.04
LADD009	636.79	637.89	110	3.15
LADD009	637.89	638.65	76	1.84

LADD009	638.65	639.46	81	0.05
LADD009	639.46	639.92	46	3.36
LADD009	639.92	640.35	43	0.17
LADD009	640.35	641.43	75	3.12
LADD009	641.43	641.90	47	0.12
LADD009	641.90	642.60	70	0.005
LADD009	642.60	643.30	70	0.005
LADD009	643.30	643.80	50	7.93
LADD009	643.80	644.45	65	0.04
LADD009	644.45	644.92	47	9.13
LADD009	644.92	646.00	108	0.07
LADD009	646.00	647.00	100	0.42
LADD009	647.00	648.00	100	0.04
LADD009	648.00	649.00	100	0.01
LADD009	649.00	650.00	100	0.02
LADD009	650.00	650.50	50	0.13
LADD009	650.50	651.50	100	3.64
LADD009	651.50	652.55	105	2.72
LADD009	652.55	653.37	82	0.65
LADD009	653.37	654.21	84	0.2
LADD009	654.21	655.08	87	0.05	0.05
LADD009	655.08	655.88	80	0.08
LADD009	655.88	656.65	77	0.11
LADD009	656.65	657.30	65	1.16
LADD009	657.30	657.95	65	4.46
LADD009	657.95	658.84	89	0.1
LADD009	658.84	659.64	80	0.2
LADD009	659.64	660.50	86	0.03
LADD009	660.50	661.50	100	<0.01
LADD009	661.50	663.50	200	0.01
LADD009	663.50	665.50	200	<0.01
LADD009	665.50	667.00	150	<0.01
LADD009	667.00	668.20	120	<0.01
LADD009	668.20	670.20	200	<0.01
LADD009	670.20	672.20	200	<0.01
LADD009	672.20	674.20	200	<0.01
LADD009	674.20	676.20	200	<0.01
LADD009	676.20	678.20	200	<0.01
LADD009	678.20	680.20	200	<0.01
LADD009	680.20	682.20	200	<0.01
LADD009	682.20	684.20	200	0.06
LADD009	684.20	686.20	200	0.03
LADD009	686.20	688.20	200	0.05
LADD009	688.20	689.30	110	<0.01
LADD009	484.00	486.00	200	<0.01
LADD009	486.00	488.00	200	<0.01
LADD009	488.00	490.00	200	<0.01
LADD009	490.00	492.00	200	<0.01
LADD009	492.00	494.00	200	<0.01
LADD009	494.00	496.00	200	<0.01
LADD009	496.00	498.00	200	<0.01
LADD009	498.00	500.00	200	<0.01

LADD009	500.00	502.00	200	<0.01	<0.01
LADD009	502.00	504.00	200	<0.01
LADD009	504.00	506.00	200	<0.01
LADD009	506.00	508.00	200	<0.01
LADD009	508.00	510.00	200	0.01
LADD009	510.00	511.40	135	0.05
LADD009	511.40	512.40	100	<0.01
LADD009	512.40	514.30	195	<0.01
LADD009	514.30	516.30	200	<0.01
LADD009	516.30	518.30	200	<0.01
LADD009	518.30	519.70	138	<0.01
LADD009	519.70	521.70	200	<0.01
LADD009	10.10	11.50	140	0.13
LADD009	11.50	12.55	87	2.7
LADD009	32.25	33.00	75	0.07
LADD009	107.00	108.50	150	0.02
LADD009	108.50	109.07	57	<0.01
LADD009	109.07	111.00	193	0.59
LADD009	111.00	113.00	130	0.02
LADD009	113.00	115.00	200	0.02
LADD009	115.00	117.00	200	0.22
LADD009	117.00	118.30	130	0.01
LADD009	118.30	118.93	63	<0.01
LADD009	118.93	119.50	57	0.01
LADD009	119.50	121.00	150	0.02
LADD009	121.00	122.00	100	0.04
LADD009	170.00	171.50	150	<0.01	<0.01
LADD009	173.20	173.93	73	<0.01
LADD013	94.78	95.57	79	0.25
LADD013	95.57	96.50	93	0.01
LADD013	209.20	210.20	100	0.08
LADD013	210.20	211.20	100	0.13
LADD013	211.20	212.20	100	0.02
LADD013	212.20	213.20	100	<0.01
LADD013	213.20	214.45	125	0.02
LADD013	217.00	217.75	75	0.07
LADD013	217.75	218.50	75	0.02
LADD013	256.00	257.00	100	<0.01	<0.01
LADD013	257.00	258.40	140	0.02
LADD013	258.40	259.45	105	<0.01
LADD013	360.75	362.00	125	<0.01
LADD013	362.00	363.00	100	<0.01
LADD013	363.00	364.00	100	0.04
LADD013	364.00	364.55	55	0.06
LADD013	364.55	365.55	100	0.09
LADD013	365.55	366.47	92	0.19
LADD013	366.47	367.35	88	0.72
LADD013	367.35	368.35	100	0.24
LADD013	368.35	369.15	80	0.04
LADD013	369.15	370.15	100	0.2
LADD013	370.15	370.75	60	0.04
LADD013	370.75	371.45	70	0.2

LADD013	371.45	372.30	85	0.03
LADD013	372.30	372.82	52	<0.01
LADD013	372.82	373.85	103	0.09
LADD013	373.85	374.45	60	0.43
LADD013	374.45	375.20	75	0.05
LADD013	375.20	375.90	70	0.45
LADD013	375.90	376.90	100	0.02
LADD013	376.90	377.53	63	0.08
LADD013	377.53	378.50	97	0.02
LADD013	378.50	379.32	82	<0.01
LADD013	379.32	380.30	98	0.1
LADD013	380.30	381.30	100	0.25
LADD013	381.30	382.40	110	0.9
LADD013	382.40	383.50	110	0.86
LADD013	383.50	384.50	100	0.11
LADD013	384.50	385.00	50	0.21
LADD013	385.00	386.00	100	0.01
LADD013	386.00	387.00	100	0.12
LADD013	387.00	388.00	100	0.14
LADD013	388.00	389.00	100	0.91
LADD013	389.00	390.00	100	0.26
LADD013	390.00	391.00	100	0.1
LADD013	391.00	392.00	100	0.27
LADD013	392.00	393.00	100	0.65
LADD013	393.00	394.06	106	0.31
LADD013	394.06	395.15	109	1.33
LADD013	395.15	396.25	110	1.23
LADD013	396.25	396.92	67	2.92	2.93
LADD013	396.92	398.00	108	1.35
LADD013	398.00	398.58	58	6.09
LADD013	398.58	399.50	92	3.24
LADD013	399.50	400.40	90	5.29
LADD013	400.40	401.10	70	1.98
LADD013	401.10	402.25	115	0.09
LADD013	402.25	403.25	100	0.02
LADD013	403.25	404.10	85	0.02
LADD013	404.10	405.20	110	0.03
LADD013	405.20	405.60	40	0.02
LADD013	405.60	406.30	70	0.8
LADD013	406.30	407.40	110	0.06
LADD013	407.40	408.50	110	0.05
LADD013	408.50	409.50	100	0.05
LADD013	409.50	410.50	100	0.03
LADD013	410.50	411.50	100	0.01
LADD013	411.50	412.50	100	0.03
LADD013	412.50	413.50	100	0.03
LADD013	413.50	414.65	115	0.02
LADD013	414.65	415.80	115	0.09
LADD013	415.80	417.00	120	0.02
LADD013	417.00	418.00	100	0.21
LADD013	418.00	418.65	65	0.02
LADD013	418.65	419.30	65	2.13

LADD013	419.30	419.75	45	0.09
LADD013	419.75	420.75	100	2.59
LADD013	420.75	421.75	100	7.7
LADD013	421.75	422.75	100	9.3
LADD013	422.75	423.75	100	6.02
LADD013	423.75	424.75	100	6.2
LADD013	424.75	425.75	100	13.1		15.6
LADD013	425.75	426.75	100	5.56		5.5
LADD013	426.75	427.75	100	2.16
LADD013	427.75	428.75	100	8
LADD013	428.75	429.75	100	12.4		12
LADD013	429.75	430.75	100	2.99
LADD013	430.75	431.50	75	0.33	0.3
LADD013	431.50	432.40	90	0.38
LADD013	432.40	433.40	100	0.76
LADD013	433.40	434.40	100	0.3
LADD013	434.40	435.40	100	1.22
LADD013	435.40	436.40	100	0.3
LADD013	436.40	437.90	100	0.33
LADD013	437.90	438.65	75	4.46
LADD013	438.65	439.65	100	0.07
LADD013	439.65	440.70	105	0.56
LADD013	440.70	441.20	50	0.21
LADD013	441.20	442.00	80	0.94
LADD013	442.00	443.20	120	0.09
LADD013	443.20	444.40	120	0.11
LADD013	444.40	445.40	100	0.18
LADD013	445.40	446.40	100	0.84
LADD013	446.40	447.40	100	0.05
LADD013	447.40	448.40	100	0.1
LADD013	448.40	449.40	100	0.67
LADD013	449.40	450.40	100	0.09	0.09
LADD013	450.40	451.40	100	0.34
LADD013	451.40	452.30	90	0.05
LADD013	452.30	453.10	80	1.72		1.61
LADD013	453.10	453.90	80	0.05
LADD013	453.90	454.70	80	0.04
LADD013	454.70	455.50	80	0.07
LADD013	455.50	455.90	40	1.7
LADD013	455.90	456.65	75	0.04
LADD013	456.65	457.35	70	0.4
LADD013	457.35	458.50	115	7.62	6.28	8.36
LADD013	458.50	459.20	70	0.5
LADD013	459.20	459.87	67	3.11
LADD013	459.87	460.55	68	0.89
LADD013	460.55	461.68	113	3.2
LADD013	461.68	462.65	97	4.79
LADD013	462.65	463.65	100	9.34	7.2	9.59
LADD013	463.65	464.65	100	7.42
LADD013	464.65	465.55	90	2.04
LADD013	465.55	466.30	75	0.74
LADD013	466.30	467.30	100	0.1

LADD013	467.30	468.25	95	0.08
LADD013	468.25	469.25	100	0.3
LADD013	469.25	469.60	35	2.12
LADD013	469.60	470.45	85	0.52
LADD013	470.45	471.45	100	0.69
LADD013	471.45	472.45	100	0.03
LADD013	472.45	473.45	100	0.07	0.08
LADD013	473.45	475.00	155	0.07
LADD013	475.00	476.57	157	0.16